Exhibit 99.4

Notice of Special Meeting of Shareholders
to be held on Thursday August 8, 2024

Management Information Circular

dated June 28, 2024

F3 Uranium Corp.
Suite 750 – 1620 Dickson Avenue Kelowna, British Columbia Canada V1Y 9Y2
Tel: (778)-484-8030
www.f3uranium.com

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of F3 Uranium Corp. (the “Corporation”) will be held at 750 – 1620 Dickson Avenue, Kelowna, British Columbia, V1Y 9Y2, on Thursday August 8, 2024, at 10:00 a.m. (Vancouver time):

At the Meeting, Shareholders will be asked to consider the following matters:

1.	To consider and, if deemed appropriate, to pass, with or without variation, a special resolution of the Shareholders (the “Arrangement Resolution”), the full text of which is attached as Schedule “A” to the Circular for a statutory arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) which involves, among other things, the distribution of common shares of F4 Uranium Corp. (“F4”) to shareholders of the Corporation on the basis of one-tenth of a F4 common share for each common share of the Corporation held on the effective date of the Arrangement. The warrants, options and restricted share units of the Corporation will also be adjusted pursuant to the Arrangement as described in more detail in the enclosed management information circular (the “Circular”).

2.	Subject to the approval of the Arrangement Resolution, to consider and, if thought fit, approve, with or without amendment, an ordinary resolution to approve a stock option plan for F4, as more fully described in the Circular.

3.	Subject to the approval of the Arrangement Resolution, to consider and, if thought fit, approve, with or without amendment, an ordinary resolution of disinterested shareholders to approve an equity incentive plan for F4, as more fully described in the Circular.

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of these matters to be put before the Meeting are set forth in the Circular accompanying this notice. Copies of the Arrangement Resolution, the plan of arrangement, the interim order and notice of hearing of petition for the application for the final order in respect of the Arrangement are attached to the Circular as Schedules “A”, “D”, “E” and “F”, respectively. The board of directors of the Corporation have approved the contents of the Circular and the distribution of the Circular to Shareholders. All Shareholders are reminded to review the Circular before voting.

You have the right to vote if you were a Shareholder of the Corporation at the close of business on July 2, 2024, the record date set by the board of directors of the Corporation for determining the Shareholders entitled to receive notice of and vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Registered Shareholders as of the record date of the Meeting have a right of dissent in respect of the proposed arrangement and to be paid the fair value of their common shares held in the Corporation if they strictly comply with the procedures set forth in section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. The dissent rights are described in the accompanying Circular under the heading “Dissent Rights” and the provisions of section 190 of the CBCA, the Plan of Arrangement, and the Interim Order are attached to the Circular as Schedule “G”, Exhibit “I” to Schedule “D” and Schedule “E”, respectively. Failure to strictly comply with the required procedures may result in the loss of any right of dissent.

If you are unable to attend the Meeting, you are encouraged to vote your proxy by mail, internet or telephone. You will need the control number contained in the accompanying form of proxy in order to vote. Further information on how to vote can be found on pages 23-26 in the Circular. To be valid, your proxy must be received by the Corporation’s transfer agent, Computershare Trust Company of Canada no later than 10:00 a.m. (Vancouver time) on Tuesday August 6, 2024, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any postponement or adjournment thereof is held.

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

If you have any questions relating to the Meeting, please contact the Corporation at 778-484-8030.

DATED at Kelowna, British Columbia this 28th day of June, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ “Dev Randhawa”

Chairman & Chief Executive Officer

ii

LETTER TO SHAREHOLDERS

Dear fellow Shareholders,

On behalf of the Board of Directors (“Board”) of F3 Uranium Corp. (“F3” or the “Corporation”), I would like to invite you to attend the special meeting (the “Meeting”) of the holders of common shares of the Corporation (the “Shareholders”) to be held at 750 –1620 Dickson Ave, Kelowna, British Columbia, V1Y 9Y2 at 10:00 a.m. (Vancouver time) on August 8, 2024. We will be voting on several items, as described further in this Information Circular (“Circular”).

Your feedback and your vote are important to us, and we have ensured that voting is easy and accessible. You can vote in person or by proxy at the Meeting, and by proxy on the internet, by phone, by fax or by mail. If you are a Registered Shareholder and are unable to attend the Meeting in person, we encourage you to vote by completing the enclosed Proxy. If you are a Non-Registered Holder of F3 shares and have received this letter and the Circular from your broker or another intermediary, please complete and return the Proxy or the voting instruction form provided to you in accordance with the instructions.

At the Meeting, Shareholders will be asked to, among other things, pass a special resolution approving a statutory plan of arrangement (the “Arrangement”) whereby F3 will spin out certain assets into F4 Uranium Corp. (“F4”). The Arrangement involves, among other things, the distribution of common shares (the “F4 Shares”) of F4 to existing Shareholders such that each Shareholder will hold: (i) one new common share of the Corporation (“New F3 Share”) for each common share of the Corporation (“F3 Share”) held on the effective date of the Arrangement; and (ii) one-tenth of a F4 Share for every F3 Share held on the effective date of the Arrangement. Warrants, options and restricted share units of the Corporation will also be adjusted pursuant to the Arrangement as described in more detail in the enclosed Circular.

After careful consideration, the Board has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of the Corporation. A description of the various factors considered by the Board in arriving at this determination is contained in the enclosed Circular. The Board has unanimously approved the Arrangement and recommends that Shareholders vote in favour of the special resolution approving the Arrangement.

To be effective, the Arrangement must be approved by a special resolution passed by at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, which Shareholders are entitled to one vote for each F3 Share held. The Arrangement is not subject to the minority approval requirements of MI 61-101.

At the Meeting, in addition to the approval of the Arrangement, we will ask Shareholders to approve a share option plan and equity incentive unit plan for F4.

If you have any questions about the information contained in the Circular or require assistance in completing the Proxy, please contact the Corporation at 778-484-8030. Likewise, if you have any questions about F3’s business strategy, please contact the Corporation at 778-484-8030. We are always available to answer your questions.

Thank you for your support and your confidence in F3 Uranium Corp.

Sincerely,

Dev Randhawa
Chief Executive Officer, Chairman and Director

F3 URANIUM CORP

TABLE OF CONTENTS

NOTICE TO READERS	1
INFORMATION FOR U.S. SHAREHOLDERS	1
FORWARD-LOOKING INFORMATION	3
TECHNICAL INFORMATION.	5
ACCOUNTING PRINCIPLES	5
GLOSSARY OF DEFINED TERMS	5
QUESTIONS AND ANSWERS	12
SUMMARY	18
The Meeting	18
The Arrangement	18
Reasons for the Arrangement	18
Recommendation of the Board	18
Fairness of the Arrangement	19
Conditions to Closing	19
Court Approval	19
Effective Date	20
Stock Exchange Listings	20
F3 Following the Arrangement	20
F4 Following the Arrangement	20
Distribution of Share Certificates	20
Dissent Rights	21
Canadian Securities Laws Matters	21
U.S. Securities Laws Matters	22
Certain Canadian Income Tax Considerations	22
Certain U.S. Income Tax Considerations	22
Risk Factors	22
GENERAL VOTING INFORMATION	23
Persons Making this Solicitation of Proxies	23
Appointment of Proxyholders and Completion and Revocation of Proxies	23
Registered Shareholders	23
Beneficial Shareholders	24
Voting of Proxies	25
Revocation of Proxies	25
Quorum	26
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	26
Voting Securities and Principal Holders Thereof	26
INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	26
PARTICULARS OF MATTERS TO BE ACTED UPON	27
EXECUTIVE COMPENSATION.	27
Oversight and Description of Director and NEO Compensation	28
Employment, Consulting and Management Agreements	28
Termination and Change of Control Benefits	28
Executive and Employee Compensation Objectives and Philosophy	29
Compensation Review Process	29
Base Salary or Consulting Fees	29

Stock Based Compensation	29
Compensation Excluding Compensation Securities	30
Stock Options and Other Compensation Securities	31
Exercise of Compensation Securities by Directors and NEOs	32
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	33
Management Contracts	33
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	33
CORPORATE GOVERNANCE	33
General	33
Board of Directors	34
Directorships	34
Orientation and Continuing Education	34
Business Conduct	34
Nomination of Directors	34
Compensation	35
Other Board Committees	35
Assessments	35
AUDIT COMMITTEE	35
External Auditor Service Fees	36
THE ARRANGEMENT	36
General	36
Reasons for the Arrangement	36
Recommendation of the Board	37
Fairness of the Arrangement	37
Details of the Arrangement	37
Authority of the Board	40
Conditions to the Arrangement	40
Court Approval of the Arrangement	41
Shareholder Approval of the Arrangement	42
Proposed Timetable for the Arrangement	42
Distribution of Share Certificates	42
Cancellation of Rights after Six Years	43
Expenses of the Arrangement	43
Risk Factors Relating to the Arrangement	43
DISSENT RIGHTS	44
CERTAIN SECURITIES LAW MATTERS	46
Canadian Securities Laws	47
U.S. Securities Laws	47
MATERIAL INCOME TAX CONSIDERATIONS	48
Certain Canadian Federal Income Tax Considerations	48
CURRENCY	50
Holders Resident in Canada	50
Holders Not Resident in Canada	53
Certain United States Federal Income Tax Considerations	55
INFORMATION CONCERNING F4 POST-ARRANGEMENT	61
INFORMATION CONCERNING F3 POST-ARRANGEMENT	61
ADDITIONAL INFORMATION	61
OTHER MATTERS	62
DIRECTORS’ APPROVAL	62

SCHEDULES

A	-	Arrangement Resolution
B	-	F4 Option Plan Resolution
C	-	F4 Equity Incentive Plan Resolution
D	-	Arrangement Agreement, including Plan of Arrangement
E	-	Interim Order
F	-	Notice of Hearing of Petition
G	-	Dissent Provisions of the Canada Business Corporations Act
H	-	Information Concerning F4 Post-Arrangement
I	-	F4 Audit Committee Charter
J	-	F4 Financial Statements
K	-	F4 Pro Forma Financial Statements
L	-	F4 Share Option Plan
M	-	F4 Equity Incentive Plan
N	-	Information Concerning F3 Post-Arrangement
O	-	F3 Annual Financial Statements and related MD&A
P	-	F3 Interim Financial Statements and related MD&A

- iii -

NOTICE TO READERS

F3 Uranium Corp. (“F3” or the “Corporation”) is providing this Circular and a form of proxy in connection with management’s solicitation of proxies for use at the Meeting of the Corporation to be held on August 8, 2024, and at any postponements or adjournments thereof. References in this Circular to the Meeting include any adjournment(s) or postponement(s) that may occur. All capitalized terms used in this Circular (including the Schedules hereto) but not otherwise defined herein have the meanings set forth under “Glossary of Defined Terms”.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to forward the Corporation’s proxy solicitation materials to the beneficial owners of the F3 Shares held of record by such parties. The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so.

The Circular provides additional information respecting the business of the Meeting, F3, F4 and those companies’ directors and senior executive officers. This Circular is dated June 28, 2024 and, unless otherwise stated, the information in this Circular is as of such date. The Corporation will conduct its solicitation by mail and officers and employees of the Corporation may, without receiving special compensation, also telephone or make other personal contact. The Corporation will pay the cost of solicitation.

All references to financial results are based on the Corporation’s financial statements, prepared in accordance with International Financial Reporting Standards (“IFRS”).

No person has been authorized to give any information or to make any representation in connection with the Arrangement and any other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should not be considered to have been authorized by F3 or F4.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation by proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

INFORMATION FOR U.S. SHAREHOLDERS

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities to be issued to Shareholders and holders of F3 Options, F3 Warrants and F3 RSUs pursuant to the Arrangement described in this Circular have not been and will not be registered under the 1933 Act or any U.S. state securities laws, and are being issued and distributed, respectively, in reliance on the exemption from registration under the 1933 Act set forth in Section 3(a)(10) thereof and applicable exemptions provided under the securities laws of any state of the United States in which the Shareholders and holders of F3 Options, F3 Warrants and F3 RSUs reside. Section 3(a)(10) of the 1933 Act provides an exemption from registration under the 1933 Act for offers and sales of securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the procedural and substantive fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the procedural and substantive fairness of the terms and conditions of the Arrangement will be considered. F3 expects the Court to issue the Interim Order on June 28, 2024 and, subject to the approval of the Arrangement by the Shareholders at the Meeting on August 8, 2024, it is expected that the hearing on the Arrangement will be held by the Court on August 13, 2024 at 9:45 a.m. (Vancouver time) at the Law Courts, 800 Smithe Street, Vancouver, British Columbia. All Shareholders and holders of F3 Options, F3 Warrants and F3 RSUs are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof with respect to the securities to be issued pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See “The Arrangement – Court Approval of the Arrangement” in this Circular.

The solicitation of proxies for the Meeting made pursuant to this Circular is not subject to the requirements applicable to proxy statements under the 1934 Act by virtue of an exemption applicable to foreign private issuers (as defined in Rule 3b-4 under the 1934 Act). The securities to be issued to Shareholders and holders of F3 Options, F3 Warrants and F3 RSUs pursuant to the Arrangement described in this Circular will not be listed for trading on any U.S. stock exchange or registered under the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

The financial statements and historical financial information included or incorporated by reference in this Circular have been prepared based upon IFRS and are subject to Canadian auditing standards and auditor independence standards and thus are not comparable in all respects to financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) and subject to standards of the Association of International Certified Professional Accountants. Likewise, information concerning the operations of F3 and F4 contained herein has been prepared based on IFRS disclosure standards, which are not comparable in all respects to U.S. disclosure standards.

The enforcement by investors of civil liabilities under U.S. securities laws may be adversely affected by the fact that F3 and F4 and certain of their respective subsidiaries are organized under the laws of jurisdictions outside the United States, that certain of their officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States and that a significant portion of the assets of F3 and F4 and their respective subsidiaries and substantially all of the assets of certain such persons are located outside the United States. As a result, it may be difficult or impossible for Shareholders in the United States to effect service of process within the United States upon F3 or F4, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

In addition, when used in respect of the projects in which F3 or F4 has an interest, the terms “mineral reserve” and “mineral resource” have been reported in accordance with Canadian reporting standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 (“NI 43-101”). U.S. reporting requirements are governed by subpart 1300 of U.S. Securities and Exchange Commission (“SEC”) Regulation S-K (“S-K 1300”). Pursuant to S-K 1300, the SEC recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.”

In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding standards of NI 43-101. U.S. investors are cautioned that while the above terms are substantially similar to NI 43-101 standards, there are differences in the definitions and standards under the S-K 1300 and NI 43-101 standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Corporation may report as “proven mineral reserves,” “probable mineral reserves,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” under NI 43-101 will be the same as the mineral reserve or mineral resource estimates under the standards adopted under S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” under S-K 1300, such investors should not assume that any part or all of mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are caused not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Corporation reports are or will be economically or legally mineable.

The securities of F3 and F4 to be issued to Shareholders pursuant to the Arrangement will generally be freely transferable under U.S. federal securities laws, except by persons who are “affiliates” (as such term is understood under U.S. securities laws) of F3 and F4 after the Effective Date, or were “affiliates” of F3 and F4 within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such securities by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. See “Certain Securities Law Matters – U.S. Securities Laws”.

Holders of F3 Options, F3 RSUs and F3 Warrants are advised that the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof for the issuance of F3 Replacement Options, F4 Options, New F3 RSUs and F4 RSUs in exchange for F3 Options and F3 RSUs, and the deemed amendment of the F3 Warrants, does not exempt the issuance of securities upon the exercise or vesting of such F3 Replacement Options, F4 Options, New F3 RSUs, F4 RSUs and F3 Warrants. Therefore, the underlying F3 Shares and F4 Shares issuable upon the exercise or vesting of F3 Replacement Options, F4 Options, New F3 RSUs, F4 RSUs or F3 Warrants, if any, cannot be issued in the United States or to a person in the United States in reliance upon such exemption and can only be issued pursuant to an effective registration statement or pursuant to a then-available exemption from the registration requirements of the 1933 Act and applicable state securities laws, if any. F3 Shares and F4 Shares issued upon the exercise or vesting of F3 Replacement Options, F4 Options, New F3 RSUs, F4 RSUs and F3 Warrants outside the United States may be resold without registration under the 1933 Act, including through sales on the TSX Venture Exchange (“TSX-V”) if then available, in accordance with Regulation S under the 1933 Act.

FORWARD-LOOKING INFORMATION

This Circular includes and incorporates statements that are prospective in nature that constitute forward- looking information and/or forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements include, but are not limited to, statements concerning the completion and proposed terms of, and matters relating to, the Arrangement and the expected timing related thereto, the tax treatment of the Arrangement, the expected operations, financial results and condition of F3 and F4 following the Arrangement, each company’s future objectives and strategies to achieve those objectives, the future prospects of each company as an independent company, the listing or continued listing of F3 on the TSX-V, any market created for either company’s shares, the estimated cash flow, capitalization and adequacy thereof for each company following the Arrangement, the expected benefits of the Arrangement to, and resulting treatment of, Shareholders, holders of convertible securities and each company, the anticipated effects of the Arrangement, the fair market value of F4 Shares, the estimated costs of the Arrangement, the satisfaction of the conditions to consummate the Arrangement, as well as other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue”, or similar expressions suggesting future outcomes or events.

Forward-looking statements reflect management’s current beliefs, expectations and assumptions and are based on information currently available to management, management’s historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking statements included in or incorporated into this Circular, we have made certain assumptions with respect to, among other things, the anticipated approval of the Arrangement by Shareholders and the Court, the anticipated receipt of any required regulatory approvals and consents, the expectation that each of F3 and F4 will comply with the terms and conditions of the Arrangement Agreement, the expectation that no event, change or other circumstance will occur that could give rise to the termination of the Arrangement Agreement, that no unforeseen changes in the legislative and operating framework for the respective businesses of F3 and F4 will occur, that each company will meet its future objectives and priorities, that each company will have access to adequate capital to fund its future projects and plans, that each company’s future projects and plans will proceed as anticipated, as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive intensity.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include, but are not limited to: conditions precedent or approvals required for the Arrangement not being obtained; the potential benefits of the Arrangement not being realized; the risk of tax liabilities as a result of the Arrangement, and general business and economic uncertainties and adverse market conditions; the potential for the trading price of New F3 Shares (if any) after the Arrangement being less than the trading price of F3 Shares immediately prior to the Arrangement; there being no current plan to list F4 Shares on any stock exchange; there being no established market for the F4 Shares; F4 Shares may not be “Qualified Investments” as defined in Canadian federal income tax law; F3’s ability to delay or amend the implementation of all or part of the Arrangement or to proceed with the Arrangement even if certain consents and approvals are not obtained on a timely basis; the reduced diversity of F3 and F4 as separate companies; the costs related to the Arrangement that must be paid even if the Arrangement is not completed; obtaining approvals and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement; global financial markets, general economic conditions, competitive business environments, and other factors that may negatively impact F3’s financial condition; future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; and, the potential inability or unwillingness of current Shareholders to hold New F3 Shares and/or F4 Shares following the Arrangement.

For a further description of these and other factors that could cause actual results to differ materially from the forward-looking statements included in or incorporated into this Circular, see the risk factors discussed under “The Arrangement – Risk Factors Relating to the Arrangement” in this Circular and under the heading “Risk Factors” in Schedules “H” and “N”, as well as the risk factors included in F3’s management’s discussion and analysis for the year ended June 30, 2023 and for the interim nine month period ended March 31, 2024 and as described from time to time in the reports and disclosure documents filed by F3 with Canadian securities regulatory authorities, which are available under F3’s profile on SEDAR+ at www.sedarplus.ca. This list is not exhaustive of the factors that may impact F3’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on F3’s forward-looking statements. As a result of the foregoing and other factors, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements included in or incorporated by reference into this Circular are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of this Circular and, except as required by applicable law, neither F3 nor F4 undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by F3 or F4 that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

TECHNICAL INFORMATION

Mark B. Mathisen, C.P.G is a Qualified Person under NI 43-101 and has approved the technical and scientific disclosure contained herein.

ACCOUNTING PRINCIPLES

The financial statements and historical financial information included or incorporated by reference in this Circular have been prepared based upon IFRS and are subject to Canadian auditing standards and auditor independence standards and thus are not comparable in all respects to financial statements prepared in accordance with U.S. GAAP and subject to standards of the Association of International Certified Professional Accountants. Likewise, information concerning the operations of F3 and F4 have been prepared based on IFRS disclosure standards, which are not comparable in all respects to U.S. disclosure standards.

GLOSSARY OF DEFINED TERMS

The following is a glossary of certain terms used in this Circular, including the summary hereof and the Schedules to the Circular.

“1933 Act” means the U.S. Securities Act of 1933, as amended, and all rules and regulations thereunder.

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended, and all rules and regulations thereunder.

“ACB” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of F3 Shares for New F3 Shares and F4 Shares”.

“allowable capital loss” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Arrangement” means the arrangement of F3 under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or the Arrangement Agreement or made at the direction of the Court in the Final Order deemed acceptable to F3.

“Arrangement Agreement” means the arrangement agreement dated June 4, 2024 between F3 and F4, a copy of which is attached as Schedule “D”, as it may be amended or modified from time to time.

“Arrangement Resolution” means the special resolution to be considered by the Shareholders at the Meeting to approve the Arrangement, and which shall be in, or substantially in, the form set out at Schedule “A”.

“Articles” means the articles of incorporation of F3.

“Articles of Arrangement” means the articles of arrangement of F3 to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall be in form and content satisfactory to F3 and F4.

“Audit Committee” has the meaning given to it under the heading “Audit Committee”.

“Board” or “Board of Directors” means the board of directors of F3, as constituted from time to time.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada.

“CBCA” means the Canada Business Corporations Act, as amended.

“CEO” has the meaning given to it under the heading “Election of Directors”.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement.

“CFO” has the meaning given to it under the heading “Election of Directors”.

“Chair of the Meeting” means the chair of the meeting, determined in accordance with the articles of incorporation of F3.

“Change of Control” has the meaning given to it under the heading “Executive Compensation – Incentive Plan Awards – Termination and Change of Control Benefits.”

“Charter” has the meaning given to it under the heading “Audit Committee – The Audit Committee’s Charter”.

“Circular” means this management information circular dated June 28, 2024, together with all schedules, appendices and exhibits hereto, as amended, supplemented or otherwise modified from time to time.

“Computershare” means Computershare Trust Company of Canada, at its offices in Vancouver, British Columbia, in its capacity as registrar and transfer agent of the F3 Shares.

“COO” means chief operating officer.

“Corporation” or “F3” means F3 Uranium Corp., a corporation existing under the CBCA.

“Court” means the Supreme Court of British Columbia.

“CRA” means the Canada Revenue Agency.

“Depositary” means Computershare Investor Services Inc., or such other depositary as F3 may determine.

“Director” means the Director as appointed under Section 260 of the CBCA.

“Dissent Rights” means the right of Registered Shareholders as of the Record Date to exercise a right of dissent pursuant to and in strict compliance with section 190 of the CBCA, as modified by the Interim Order, Plan of Arrangement and the Final Order.

“Dissent Shares” means the F3 Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent.

“Dissenting Resident Holder” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holder”.

“Dissenting Shareholder” mean a Registered Shareholder as of the Record Date who duly and validly exercises Dissent Rights in respect of the Arrangement in strict compliance with section 190 of the CBCA, as modified by the Interim Order, Plan of Arrangement and the Final Order and who has not withdrawn or has been deemed to have withdrawn such exercise of such Dissent Rights.

“Distribution Record Date” means the close of business on the last trading day on the TSX-V immediately prior to the Effective Date, which Distribution Record Date is currently expected to be on or about August 14, 2024, or such other date as the Board may determine.

“DRS” means Direct Registration System.

“Effective Date” means the effective date of the Arrangement as indicated on the Certificate of Arrangement, which shall be two Business Days following the date on which all of the conditions precedent to the completion of the Arrangement have been satisfied or waived in accordance with the Arrangement Agreement (other than conditions which cannot, by their terms, be satisfied until the Effective Date, but subject to satisfaction or waiver of such conditions as of the Effective Date) or such other date as may be mutually agreed by F3 and F4, and F3 and F4 shall execute a certificate confirming the Effective Date.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time on the Effective Date as may be mutually agreed by F3 and F4.

“F3 Class A Shares” means the renamed and redesignated F3 Shares as described in §3.1(b)(i) of the Plan of Arrangement.

“F3 Equity Incentive Plan” means the equity incentive plan of F3, as most recently approved by Shareholders on November 20, 2023, as amended from time to time.

“F3 Option Plan” means the share option plan of F3, as most recently approved by Shareholders on November 20, 2023, as amended from time to time.

“F3 Options” means options to purchase F3 Shares granted under the F3 Option Plan.

“F3 Replacement Option” means an option to acquire a New F3 Share to be issued by F3 to the holders of F3 Options pursuant to the Plan of Arrangement.

“F3 RSU” means restricted share units granted under the F3 Equity Incentive Plan.

“F3 Shares” means the common shares without par value in the capital of F3, as constituted on the date hereof.

“F3 Warrant” means the share purchase warrants of F3 exercisable to acquire F3 Shares, including warrants under the terms of which are deemed exercisable for F3 Shares, that are outstanding immediately prior to the Effective Time.

“F4” means F4 Uranium Corp., a corporation existing under the CBCA.

“F4 Equity Incentive Plan” means the proposed equity incentive unit plan of F4, substantially in the form attached as Schedule “M” to this Circular, which is subject to disinterested shareholder approval.

“F4 Equity Incentive Plan Resolution” means an ordinary resolution which will be considered by Shareholders to approve the F4 Equity Incentive Plan, the full text of which is set out in Schedule “C” to this Circular.

“F4 Option” means options issued pursuant to the F4 Option Plan to purchase F4 Shares, including the F4 Options issued to holders of F3 Options pursuant to the Plan of Arrangement.

“F4 Option Plan” means the proposed share option plan of F4, substantially in the form attached as Schedule “L” to this Circular, which is subject to Shareholder approval.

“F4 Option Plan Resolution” means an ordinary resolution which will be considered by Shareholders to approve the F4 Option Plan, the full text of which is set out in Schedule “B” to this Circular.

“F4 Properties” means the Athabasca Basin including the Murphy Lake, Cree Bay, Hearty Bay, Clearwater West, Wales Lake, Todd, Smart Lake, Lazy Edward Bay, Grey Island, Seahorse Lake, Bird Lake, Beaver River, Bell Lake and Flowerdew Lake Properties.

“F4 RSU” means restricted share units governed pursuant to the F4 Equity Incentive Plan.

“F4 Shares” means no par value shares in the capital of F4.

“FHSA” means a first home savings account.

“Final Order” means the order made after application to the Court pursuant to section 192 of the CBCA, in a form acceptable to the parties, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended by the Court (with the consent of the parties each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the parties, each acting reasonably) on appeal.

“Holder” has the meaning given to it under the heading “Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

“IFRS” means international financial reporting standards as adopted by the International Accounting Standards Board from time to time.

“In the Money Amount” at a particular time with respect to a F3 Option, F3 Replacement Option or F4 Option means the amount, if any, by which the fair market value of the underlying security exceeds the exercise price of the relevant option at such time.

“Interim Order” means the order made after application to the Court pursuant to section 192 of the CBCA, in a form acceptable to the parties, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the parties, each acting reasonably, in respect of the Meeting and the Arrangement, a copy of which is attached as Schedule “E”.

“Intermediary” means an intermediary with which a Non-Registered Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (each, as defined in the Tax Act) and similar plans, and their nominees.

“IRS” has the meaning given to it under the heading “Material Income Tax Considerations - Certain U.S. Federal Income Tax Considerations.”

“Management Designees” has the meaning given to it under the heading “General Voting Information – Appointment of Proxyholders and Completion and Revocation of Proxies”.

“Meeting” means the special meeting of Shareholders to be held August 8, 2024, and any adjournment(s) or postponement(s) thereof, held in order to, among other things, consider and, if thought fit, approve the Arrangement.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions.

“Named Executive Officer” has the meaning given to it under the heading “Executive Compensation – Named Executive Officers”.

“New F3 Shares” means the new class of common shares without par value which F3 will create and issue as described in §3.1(b)(ii) of the Plan of Arrangement and for which the F3 Class A Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the F3 Shares.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

“NI 52-110” means National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.

“NOBOs” has the meaning given to it under the heading “General Voting Information – Beneficial Shareholders”.

“Non-Registered Shareholder” means a beneficial Shareholder whose F3 Shares are registered in the name of an Intermediary and not the name of the beneficial Shareholder.

“Non-Resident Holder” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

“Notice of Dissent” has the meaning given to it under the heading “Dissent Rights”.

“Notice of Hearing of Petition” means the Notice of Hearing of Petition for the application to the Court for the Final Order, a copy of which is attached as Schedule “F”.

“Notice of Meeting” means the notice of special meeting in respect of the Meeting.

“Notice Shares” has the meaning given to it under the heading “Dissent Rights”.

“OBOs” has the meaning given to it under the heading “General Voting Information – Beneficial Shareholders”.

“Optionee” means the recipient of a F3 Option or F4 Option.

“Ordinary Resolution” has the meaning given to it under the heading “General Voting Information – Voting of Proxies”.

“OTCQX Market” means the over-the-counter OTCQB Venture Market.

“PFIC” has the meaning given to it under the heading “Material Income Tax Considerations - Certain U.S. Federal Income Tax Considerations.”

“Plan of Arrangement” means the plan of arrangement of F3, substantially in the form of Exhibit “I” to the Arrangement Agreement set forth in Schedule “D” hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order.

“PLN Project” means the Patterson Lake North Property along with the Broach and Minto Properties.

“Proposed Amendments” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations”.

“PUC” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of F3 Shares for New F3 Shares and F4 Shares”.

“RDSP” means a registered disability savings plan.

“Record Date” means the record date for notice of and voting at the Meeting, being fixed as July 2, 2024.

“Registered Plans” has the meaning given under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment – New F3 Shares and F4 Shares”.

“Registered Shareholder” means a registered holder of F3 Shares.

“Regulation S” means Regulation S promulgated under the 1933 Act.

“Regulations” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations”.

“Resident Holder” has the meaning given under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“RESP” means a registered education savings plan.

“RRIF” means a registered retirement income fund.

“RRSP” means a registered retirement savings plan.

“RSU” means a right, granted to a participant under the Equity Incentive Plan that generally becomes vested, if at all, following a period of continuous employment of the participant with the Corporation.

“SEC” means the U.S. Securities and Exchange Commission.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators, accessible at www.sedarplus.ca.

“Share Exchange” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Exchange of F3 Shares for New F3 Shares and F4 Shares”.

“Shareholder” means a holder of F3 Shares at the applicable time.

“Tax Act” means the Income Tax Act (Canada) as amended.

“taxable capital gain” has the meaning given to it under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“TFSA” means a tax-free savings account.

“Treasury Regulations” has the meaning given to it under the heading “Material Income Tax Considerations - Certain U.S. Federal Income Tax Considerations”.

“TSX-V” means the TSX Venture Exchange.

“U.S. Tax Code” means the U.S. Internal Revenue Code of 1986, as amended.

“VIF” has the meaning give to it under the heading “General Voting Information – Beneficial Shareholders – Non-Objecting Beneficial Owners”.

QUESTIONS AND ANSWERS

The following briefly addresses some questions that you may have regarding the proposed spin-off by F3 of F4, pursuant to a court-approved plan of arrangement and certain other related matters described in this Circular. These answers are only a summary and are qualified in their entirety by the more detailed information that follows. In addition, they may not address all of the questions that may be important to you as a Shareholder. Accordingly, we urge you to review the more detailed information contained elsewhere in this Circular. Certain capitalized terms used below are defined in the Glossary of Terms. The cross- references included below are to the section identified in this Circular.

To ensure representation of your F3 Shares at the Meeting, whether or not you attend the Meeting, please complete, sign and return your proxy form or, if you are not a Registered Shareholder, please refer to question number 8 below for a description of the procedures to be followed to vote your F3 Shares.

1.	What do I need to do to ensure that my F3 Shares are voted FOR the items listed in the Notice of Special Meeting, including FOR the Arrangement Resolution?

Your feedback and your vote are important to us. We have ensured that voting is easy and accessible. You can vote in person or by proxy at the Meeting, and by proxy on the internet, by phone, by fax or by mail. If you are a Registered Shareholder and are unable to attend the Meeting in person, we encourage you to vote by completing the enclosed proxy form. If you are a Non-Registered Shareholder and have received this letter and the Circular from your broker or another intermediary, please complete and return the proxy form or the voting instruction form provided to you in accordance with the instructions.

If you wish to vote in person at the Meeting, you do not need to complete or return the proxy form. Your vote will be taken and counted at the Meeting. Even if you plan to attend the Meeting, you may find it convenient to express your views in advance by completing and returning the proxy form. Completing, signing and returning your proxy form does not preclude you from attending the Meeting in person nor will it limit your right to vote in person if you attend the Meeting.

If you do not wish to attend the Meeting or do not wish to vote in person, your proxy will be voted for or against the resolutions in accordance with your instructions as specified thereon on any ballot that may be called at the Meeting. In the absence of such instructions, your F3 Shares will be voted FOR: (a) the approval of the Arrangement Resolution; (b) the approval of the F4 Option Plan Resolution; and (c) the approval of the F4 Equity Incentive Plan Resolution. Your proxy must be submitted on the internet, by phone, by fax or by mail and must be executed by the Registered Shareholder or by the Registered Shareholder’s attorney authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized.

On the other hand, if you are a Registered Shareholder as of the Record Date and wish to exercise your right to dissent in respect of the Arrangement, you must deliver your written notice of dissent to the Arrangement Resolution, which written notice of dissent must be received by F3 c/o Blake, Cassels & Graydon LLP, Suite 3500 – 1133 Melville Street, The Stack, Vancouver, British Columbia, V6E 4E5, at or prior to 10:00 a.m. (Vancouver time) on August 6, 2024 or, in the event of any adjournment or postponement of the Meeting, on the Business Day that is at least two Business Days before the date of the adjourned or postponed Meeting. Any failure to strictly comply with the Dissent Rights set out in the accompanying Circular may result in the loss or unavailability of your right of dissent. See “Dissent Rights”.

If your F3 Shares are not registered in your name, but are instead registered in the name of a broker, intermediary or nominee, please see question number 8 for voting instructions.

2.	Who is entitled to vote at the Meeting?

Shareholders as of the close of business on July 2, 2024, or their duly appointed proxies will be entitled to attend the Meeting or register to vote on all matters to be voted on at the Meeting.

3.	Who is soliciting my proxy?

This Circular is furnished in connection with the solicitation, by or on behalf of the management of F3, of proxies to be used at the Meeting or at any adjournment(s) or postponement(s) thereof, to vote your F3 Shares FOR the Arrangement Resolution, FOR the F4 Option Plan Resolution and FOR the F4 Equity Incentive Plan Resolution. It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of F3 without special compensation, or by Computershare at nominal cost. The cost of solicitation will be borne by F3. Computershare is responsible for tabulation of proxies.

4.	What do I do with my completed form of proxy?

Return the completed, dated and signed form of proxy in the enclosed envelope to the Corporation’s registrar and transfer agent, Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 so that it arrives not later than 10:00 a.m. (Vancouver time) on August 6, 2024 (unless such proxy submission deadline is waived by the Board), or, if the Meeting is adjourned or postponed, not later than 10:00 a.m. (Vancouver time) on the day which is two business days preceding the date of the adjourned or postponed Meeting. As well, Shareholders who received these materials through Computershare may vote via the Internet or by telephone by following the instructions provided on the form of proxy. A control number is provided on the proxy form for this purpose. All F3 Shares represented by a properly executed proxy received by Computershare prior to such time will be voted in accordance with your instructions as specified in the proxy, on any ballot that may be called at the Meeting.

5.	How will my F3 Shares be voted if I return my proxy?

The persons named in the form of proxy will vote your F3 Shares in accordance with your instructions. In the absence of such instructions, however, your F3 Shares will be voted FOR the Arrangement Resolution, FOR the F4 Option Plan Resolution and FOR the F4 Equity Incentive Plan Resolution.

6.	If I change my mind, can I take back my proxy once I have given it?

Yes. A Registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the Registered Shareholder or by the Registered Shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the Registered Shareholder or by the Registered Shareholder’s attorney, who is authorized in writing, to or at the registered office of the Corporation not later than 10:00 a.m. (Vancouver time) on August 6, 2024 or, if the Meeting is adjourned or postponed, not later than 10:00 a.m. (Vancouver time) on the day which is two Business Days preceding the date of the adjourned or postponed Meeting, or with the chairman of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof.

Note that the participation by a Registered Shareholder in a vote by ballot at the Meeting would automatically revoke any proxy that has been previously given by the Registered Shareholder in respect of business covered by that vote.

A Non-Registered Shareholder who received these materials through an Intermediary should follow the instructions provided by the Intermediary.

7.	How can I contact F3’s transfer agent?

Computershare Trust Company of Canada
100 University Avenue 8th Floor,
Toronto, Ontario, Canada M5J 2Y1
Ph: 1-800-564-6253

8.	If my F3 Shares are not registered in my name but are held in the name of an Intermediary (a bank, trust company, securities broker, trustee or otherwise), how do I vote my F3 Shares?

If you are a Non-Registered Shareholder who received these materials through Computershare, then follow the instructions set out in question number 4 above.

If you are a Non-Registered Shareholder who did not receive these materials through Computershare, there are, as discussed in the Circular, two ways that you can vote your F3 Shares held by your Intermediary. Applicable securities laws require your Intermediary to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your Intermediary either a request for voting instructions or a proxy form for the number of F3 Shares you own. Every Intermediary has its own signing and return instructions, which should be carefully followed by Non-Registered Shareholders to ensure that their F3 Shares are voted at the Meeting. Accordingly, for your F3 Shares to be voted for you, please follow the voting instructions provided by your Intermediary.

However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your Intermediary. Non-Registered Shareholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare. Do not otherwise complete the form sent to you as your vote will be taken and counted at the Meeting.

See “General Voting Information”.

9.	What am I being asked to vote on at the Meeting?

Shareholders will be voting on the approval of the Arrangement Resolution which provides for, among other things, the distribution of F4 Shares amongst the Shareholders. Subject to the approval of the Arrangement Resolution, Shareholders will also be voting on the approval of the F4 Option Plan Resolution and the F4 Equity Incentive Plan Resolution which will establish, respectively, a share option plan and equity incentive plan for F4 which are substantially similar to those plans currently in place at F3. Further descriptions of the matters covered by each of these resolutions are contained in the sections entitled, “Particulars of Matters to be Acted Upon”, “The Arrangement”, “Approval of the F4 Option Plan” and “Approval of the F4 Equity Incentive Plan”.

For more information on the Arrangement, see “The Arrangement”; for a description of the F4 Option Plan, see the heading “Description of Share Capital – F4 Option Plan” in Schedule “H”; and for a description of the F4 Equity Incentive Plan, see the heading “Description of Share Capital – F4 Fixed Equity Incentive Plan” in Schedule “H”.

10.	Why is the Arrangement being proposed?

The Arrangement will provide long-term option value for Shareholders. F4 will provide Shareholders with the opportunity to participate in the future success of the F4 Properties. The Board is recommending the Arrangement and believes it enhances the long-term prospects for both F3 and F4 and provides a number of benefits to Shareholders, including, among others:

●	providing Shareholders with enhanced value by creating independent investment opportunities in a uranium-focused company;

●	enabling investors, analysts and other stakeholders or potential stakeholders to more accurately evaluate each company and compare the assets to appropriate peers;

●	providing each company with a sharper business focus, enabling them to pursue independent business and financing strategies best suited to their respective business plans;

●	enabling each company to pursue independent growth and capital allocation strategies; and

●	allowing each company to be led by experienced executives and directors who have experience in major uranium discoveries in the Athabasca Basin.

See “The Arrangement – Reasons for the Arrangement”.

11.	What approvals are required for the Arrangement to become effective?

For the Arrangement to proceed, the Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, which Shareholders are entitled to one vote for each F3 Share held. The Arrangement is not subject to the minority approval requirements of MI 61-101.

As well as the necessary Shareholder approval, the principal approval required will be that of the Court, which, under the CBCA, must approve the Arrangement. It is expected that, assuming the requisite Shareholder approval is received at the Meeting, the hearing of the Court on the Arrangement will be held on August 13, 2024 at 9:45 a.m. (Vancouver time) at the Court in Vancouver, British Columbia. The Notice of Hearing of Petition for the application to the Court for the Final Order (the “Notice of Hearing of Petition”) in connection with the Final Order is included as Schedule “F”.

The completion of the Arrangement is also subject to other customary conditions. See “The Arrangement – Conditions to the Arrangement”.

12.	What are the tax consequences to me if the Arrangement is effected?

Pursuant to Canadian federal income tax laws, a Shareholder (other than a Dissenting Shareholder) who exchanges F3 Shares for New F3 Shares and F4 Shares pursuant to the Arrangement will be deemed to have received a taxable dividend equal to the amount, if any, by which the fair market value of the F4 Shares distributed to the Shareholder pursuant to the Share Exchange at the time of the Share Exchange exceeds the “paid-up capital” (as defined in the Tax Act) of the Shareholder’s F3 Shares determined at that time. However, the Corporation expects that the fair market value of all F4 Shares distributed pursuant to the Share Exchange under the Arrangement will not exceed the paid-up capital of the F3 Shares. Accordingly, the Corporation does not expect that any Shareholder will be deemed to receive a taxable dividend on the Share Exchange.

Further, a Shareholder (other than a Dissenting Shareholder) who is resident in Canada and exchanges F3 Shares for New F3 Shares and F4 Shares will also realize a capital gain equal to the amount, if any, by which the fair market value of those F4 Shares at the effective time of the Share Exchange, less the amount of any taxable dividend deemed to be received by the Shareholder as described in the preceding paragraph, exceeds the “adjusted cost base” (as defined in the Tax Act) of the Shareholder’s F3 Shares determined immediately before the Share Exchange.

A Shareholder (other than a Dissenting Shareholder) who is not a resident of Canada for the purpose of the Tax Act and who holds his or her F3 Shares as capital property will not be subject to tax under the Tax Act on any capital gain arising unless such Shareholder’s F3 Shares constitute “taxable Canadian property”.

For a more detailed description of the Canadian federal income tax consequences to Shareholders as a result of the Arrangement, see the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”. Shareholders should consult their own tax advisors with respect to their particular circumstances.

For a description of the U.S. federal income tax consequences to Shareholders as a result of the Arrangement, see the section of the Circular entitled “Certain U.S. Federal Income Tax Considerations”. Shareholders should consult their own tax advisors with respect to their particular circumstances.

13.	When is the Arrangement likely to occur?

It is presently anticipated that, if all required approvals are obtained and other conditions fulfilled, the Arrangement will become effective on or about August 15, 2024. The Board may, however, decide to delay or not to proceed with the Arrangement, even if all required approvals and consents are obtained.

14.	If the Arrangement is effected, what do Shareholders receive?

Shareholders of record as of the close of business on the Business Day immediately preceding the Effective Date will receive, for each one F3 Share held, one New F3 Share and one-tenth of a F4 Share. See “The Arrangement – Proposed Timetable for the Arrangement”.

15.	If the Arrangement is effected, what do Shareholders need to do in order to receive the New F3 Shares and F4 Shares to which they are entitled?

Concurrently with the mailing of the Circular, F3 will mail the Letter of Transmittal to Registered Shareholders, which will be used to exchange their certificates representing F3 Shares for share certificates representing the New F3 Shares and certificates representing the F4 Shares.

Upon the Arrangement becoming effective and surrender to the Depositary for cancellation of a certificate or other entitlement which immediately prior to the Effective Time represented outstanding F3 Shares together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, certificates or a Direct Registration System Advice (“DRS Advice”) representing that number (rounded down to the nearest whole number) of F3 Shares and F4 Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled. A Letter of Transmittal accompanies this Circular.

Until exchanged, each certificate representing F3 Shares will, after the Effective Time, represent only the right to receive, upon surrender, certificates representing the requisite numbers of New F3 Shares and F4 Shares. Shareholders will not receive any fractional F4 Shares.

Pursuant to the Plan of Arrangement, Registered Shareholders who fail to submit a duly completed Letter of Transmittal and all other documents required by the Depositary and surrender their F3 Shares within six years of the Effective Time will no longer have the right to receive New F3 Shares and F4 Shares and will not receive any compensation in lieu thereof.

16.	When must I be a Shareholder in order to receive F4 Shares?

You must be a shareholder of record as of the close of business on the Business Day immediately preceding the Effective Date.

Any Shareholder who duly exercises Dissent Rights and, following the dissent process set forth in section 190 of the CBCA, as modified by the Interim Order, Plan of Arrangement and the Final Order, is ultimately entitled to be paid the fair value for his, her or its F3 Shares, will instead be entitled to the fair value of such shares and will not receive New F3 Shares or F4 Shares. See “Dissent Rights”.

17.	What will be the impact of the Arrangement on the market price and trading of my F3 Shares?

Management of F3 cannot predict the short-term impact of the Arrangement on the market price and trading of F3 Shares but believes that splitting F3 into two companies, one focused on advancing the F4 Properties and the other capturing additional long-term value through the PLN Project is in the best long-term interest of Shareholders. Shareholders will hold an interest in two separate companies. Subject to certain exceptions, the New F3 Shares will remain freely tradable securities upon completion of the Arrangement and will continue trading on the TSX-V under the symbols “FUU” and on the United States OTCQX Market as “FUUFF”. See “The Arrangement” and “Certain Securities Law Matters”.

18.	Who should I contact if I have questions regarding the Arrangement?

Answers to many of your questions may be found in the accompanying Circular. If after reviewing the Circular you have questions about voting your proxy, please contact Computershare at 1-800-564-6253. If you have questions about the Arrangement, please contact the Corporation at 1-844-484-8030. In addition, you may wish to consult your financial, tax and/or legal advisors.

19.	How can I get more information about F4 and its assets?

Additional information about F4, its assets and its business strategy can be found by contacting the Corporation at 778-484-8030.

SUMMARY

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial statements contained elsewhere in this Circular, including the schedules hereto. Capitalized terms not otherwise defined in this summary are defined in the Glossary of Defined Terms or elsewhere in this Circular. This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere in this Circular.

THE MEETING

F3 has fixed July 2, 2024 as the record date for determining the Shareholders entitled to receive notice of and vote at the Meeting. The Meeting will be held at 750 – 1620 Dickson Avenue, Kelowna, British Columbia, V1Y 9Y2 on Thursday August 8, 2024, at 10:00 a.m. (Vancouver time).

At the Meeting, Shareholders will be asked to consider the following special meeting matters:

●	approving, with or without amendment, the Arrangement Resolution; and

●	subject to the approval of the Arrangement Resolution, approving the F4 Option Plan and the F4 Equity Incentive Plan.

By passing the Arrangement Resolution, Shareholders will also be giving authority to the Board to use its best judgment to proceed with and cause F3 to complete the Arrangement in the event of any variation of, or amendments to, the Arrangement Agreement or Plan of Arrangement without any requirement to seek or obtain any further approval of the shareholders.

For further information on voting F3 Shares at the Meeting, see the section entitled “General Voting Information”. For a description of the F4 Option Plan, please refer to Schedule “H” or the full text of the F4 Option Plan in Schedule “L”. For a description of the F4 Equity Incentive Plan, please refer to Schedule “H” or the full text of the F4 Equity Incentive Plan in Schedule “M”.

THE ARRANGEMENT

The purpose of the Arrangement and the related transactions is to reorganize F3 into two separate companies: (a) F3, a publicly-traded uranium exploration company focused on advancing the PLN Project, and (b) F4, a private uranium exploration company focused on advancing the F4 Properties. The Arrangement would result in, among other things, participating Shareholders holding, immediately following completion of the Arrangement, all of the outstanding New F3 Shares and F4 Shares in proportion to their holdings of F3 Shares at the Effective Time. For a summary of the steps of the Arrangement and related transactions, see the section entitled “The Arrangement – Details of the Arrangement”.

REASONS FOR THE ARRANGEMENT

The Board believes that the creation of two separate companies will provide a number of benefits to F3, F4 and the Shareholders, including: Unlocking value for Shareholders by allowing better capital allocation to the F4 properties and prevent Shareholder dilution for non-PLN Project exploration activity.

See further details under the section entitled “The Arrangement – Reasons for the Arrangement”.

RECOMMENDATION OF THE BOARD

The Board, having reviewed the Plan of Arrangement and related transactions and considered, among other things, the reasons for the Arrangement, has unanimously determined that the Arrangement is in the best interests of F3 and the Shareholders. The Board has unanimously approved the Arrangement and the transactions contemplated thereby and unanimously recommends that Shareholders vote FOR the Arrangement Resolution and, subject to approval of the Arrangement Resolution, that Shareholders vote FOR the F4 Option Plan Resolution and FOR the F4 Equity Incentive Plan Resolution.

See further details under the section entitled “The Arrangement – Recommendation of the Board”.

FAIRNESS OF THE ARRANGEMENT

The Arrangement was determined to be fair to the Shareholders by the Board based upon the following factors, among others:

●	the procedures by which the Arrangement will be approved, including the requirement for (i) approval at the Meeting by at least 66⅔% of the votes cast by Shareholders in person or by proxy; and (ii) approval by the Court after a hearing at which the fairness of the Arrangement will be considered;

●	each Shareholder at the Effective Time (other than Dissenting Shareholders) will participate in the Arrangement such that each Shareholder will hold, upon completion of the Arrangement, the same proportionate interest in F3 and F4 that such Shareholder held in F3 immediately prior to the Arrangement;

●	each holder of F3 Options, F3 RSUs and/or F3 Warrants at the Effective Time will receive the same proportionate interest in F3 and F4 that such securityholder held in F3 immediately prior to the Arrangement; and

●	the opportunity for Shareholders who are opposed to the Arrangement, upon compliance with certain conditions, have the ability to exercise Dissent Rights under the CBCA, as modified by the Interim Order, Plan of Arrangement and the Final Order.

See further details under the section entitled “The Arrangement – Fairness of the Arrangement”.

CONDITIONS TO CLOSING

The Arrangement will be subject to the satisfaction or waiver, as applicable, of certain conditions, including the following:

●	the Arrangement Resolution must be approved by: at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, which Shareholders are entitled to one vote for each F3 Share held;

●	the Arrangement must be approved by the Court and the Final Order obtained in a form and substance satisfactory to F3; and

●	all other consents, orders and approvals that are required, necessary or desirable for the completion of the Arrangement must have been obtained or received, each in a form and substance acceptable to F3.

See further details under the section entitled “The Arrangement – Conditions to the Arrangement”.

COURT APPROVAL

The Arrangement requires approval of the Court pursuant to section 192 of the CBCA. Prior to mailing this Circular, F3 obtained the Interim Order, which provides for the calling and holding of the Meeting, Dissent Rights and certain other procedural matters. A copy of the Interim Order is attached as Schedule “E”.

Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, F3 intends to make an application to the Court for the Final Order on August 13, 2024 at 9:45 a.m. (Vancouver time) or as soon thereafter as counsel may be heard at the Court house at 800 Smithe Street, Vancouver, British Columbia or at any other date and time as the Court may direct. At the hearing, any Shareholder or other interested party who wishes to participate or be represented or present arguments or evidence must file and serve a response to petition no later than 4:00 p.m. (Vancouver time) on August 9, 2024 along with any other documents required, all as set out in the Interim Order and Notice of Hearing of Petition, copies of which are attached as Schedule “E” and “F”, respectively, and satisfy any other requirement of the Court.

The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

See further details under the section entitled “The Arrangement – Court Approval of the Arrangement”.

EFFECTIVE DATE

Upon receipt of the Final Order, F3 will announce by news release the proposed Effective Date of the Arrangement, which is expected to be on or about August 15, 2024. The record date for determining the Shareholders entitled to participate in the Arrangement will be the Effective Date.

STOCK EXCHANGE LISTINGS

The F3 Shares are currently listed and traded on the TSX-V under the symbol “FUU” and on the United States OTCQX Market as “FUUFF”.

F3 FOLLOWING THE ARRANGEMENT

Following completion of the Arrangement, F3 will continue to focus on advancing the PLN Project, while F4 will allow shareholders to capture additional long-term value through the F4 Properties. F3’s near-term focus will continue to be the advancement of the 100% owned PLN Project.

Following completion of the Arrangement, the New F3 Shares will continue to be traded on the TSX-V.

For a more detailed description of F3 following the completion of the Arrangement, see Schedule “N”.

F4 FOLLOWING THE ARRANGEMENT

F4 is expected to operate as an exploration company focused on advancing the F4 Properties. There are no immediate plans to apply for listing of the F4 Shares on any stock exchange.

For a more detailed description of F4 following the completion of the Arrangement, see Schedule “H”.

DISTRIBUTION OF SHARE CERTIFICATES

Concurrently with the mailing of the Circular, F3 will mail the Letter of Transmittal to Registered Shareholders, which will be used to exchange their certificates representing F3 Shares for share certificates representing the New F3 Shares and certificate representing the F4 Shares.

Upon the Arrangement becoming effective and surrender to the Depositary for cancellation of a certificate or other entitlement which immediately prior to the Effective Time represented outstanding F3 Shares together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, certificates or a DRS Advice representing that number (rounded down to the nearest whole number) of F3 Shares and F4 Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled. A Letter of Transmittal accompanies this Circular.

Until exchanged, each certificate representing F3 Shares will, after the Effective Time, represent only the right to receive, upon surrender, certificates representing the requisite numbers of New F3 Shares and F4 Shares. Shareholders will not receive any fractional F4 Shares.

Shareholders who fail to submit their certificates representing F3 Shares together with a duly completed Letter of Transmittal and any other documents required by the Depositary on or before the sixth anniversary of the Effective Date will cease to have any right or claim against or interest of any kind or nature in F3 or F4. Accordingly, persons who tender certificates for F3 Shares after the sixth anniversary of the Effective Date will not receive any New F3 Shares or F4 Shares, will not own any interest in F3 or F4 and will not be paid any cash or other compensation in lieu thereof.

DISSENT RIGHTS

The Interim Order provides that each Registered Shareholder as of the Record Date may exercise Dissent Rights in accordance with section 190 of the CBCA as modified by the Plan of Arrangement, the Interim Order and the Final Order in respect of the Arrangement. Each Dissenting Shareholder is entitled to be paid the fair value of all, but not less than all, of the holder’s F3 Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

To exercise Dissent Rights, Registered Shareholders as of the Record Date must provide written notice to F3 c/o Blake, Cassels & Graydon LLP., Suite 3500 – 1133 Melville Street, The Stack, Vancouver, BC, Canada, V6E 4E5 at or before 10:00 a.m. (Vancouver time) on August 6, 2024 (or on the Business Day that is two Business Days immediately preceding any adjourned or postponed Meeting) in the manner described under the heading “Dissent Rights”. If a Registered Shareholder exercises Dissent Rights in strict compliance with the section 190 of the CBCA, as modified by the Interim Order, the Plan of Arrangement, and the Arrangement is completed, such Dissenting Shareholder is entitled to be paid the “fair value” of the F3 Shares with respect to which Dissent Rights were exercised, as calculated immediately before the passing of the Arrangement Resolution. Only Registered Shareholders are entitled to exercise Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must cause each Registered Shareholder holding their F3 Shares to deliver the required notice of dissent or, alternatively, make arrangements to become Registered Shareholders. Shareholders should carefully read the section of this Circular entitled “Dissent Rights” and consult with their advisors if they wish to exercise Dissent Rights. Any failure to fully comply with the provisions of the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order in respect of the Arrangement, may result in a loss of that holder’s Dissent Rights.

CANADIAN SECURITIES LAWS MATTERS

F3 is a reporting issuer in the following jurisdictions in Canada: British Columbia and Alberta. The F3 Shares currently trade on the TSX-V in Canada.

After the Arrangement, F4 will be a reporting issuer in British Columbia and Alberta. There are no immediate plans to apply for listing of the F4 Shares on any stock exchange.

The distribution of the F4 Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from prospectus requirements of Canadian securities legislation. With certain exceptions, the F4 Shares may generally be resold in each of the provinces of Canada provided the trade is not a “control distribution” as defined in National Instrument 45-102 — Resale of Securities of the Canadian Securities Administrators, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling security holder is an insider or officer of F4, the insider or officer has no reasonable grounds to believe that F4 is in default of securities legislation.

See further details under the section entitled “Certain Securities Law Matters – Canadian Securities Laws”.

U.S. SECURITIES LAWS MATTERS

The securities to be issued or deemed to be issued to Shareholders and holders of F3 Options, F3 Warrants and F3 RSUs pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States and will be distributed in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act and available exemptions from applicable state registration requirements. The securities issued or deemed to be issued to Shareholders and holders of F3 Options, F3 Warrants and F3 RSUs pursuant to the Arrangement will generally not be subject to resale restrictions under U.S. federal securities laws for persons who are not affiliates of F3 or F4 following the Arrangement or within 90 days prior to the Arrangement.

See further details under the section entitled “Certain Securities Law Matters – U.S. Securities Laws”.

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

A summary of certain Canadian federal income tax considerations for Shareholders who participate in the Arrangement is set out under the heading “Certain Canadian Federal Income Tax Considerations”.

Shareholders should carefully review the tax considerations applicable to them under the Arrangement and are urged to consult their own legal, tax and financial advisors in regard to their particular circumstances.

CERTAIN U.S. INCOME TAX CONSIDERATIONS

A summary of certain U.S. federal income tax considerations for Shareholders who participate in the Arrangement is set out under the heading “Certain U.S. Federal Income Tax Considerations”.

Shareholders should carefully review the tax considerations applicable to them under the Arrangement and are urged to consult their own legal, tax and financial advisors in regard to their particular circumstances.

RISK FACTORS

Shareholders should be aware that there are various known and unknown risk factors in connection with the Arrangement and the ownership of New F3 Shares and F4 Shares following the completion of the Arrangement. Shareholders should carefully consider the risks identified in this Circular under the heading “The Arrangement – Risk Factors Relating to the Arrangement” and under the heading “Risk Factors” in Schedules “H” and “N” before deciding whether or not to approve the Arrangement Resolution.

GENERAL VOTING INFORMATION

PERSONS MAKING THIS SOLICITATION OF PROXIES

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to forward the Corporation’s proxy solicitation materials to the beneficial owners of the F3 Shares held of record by such parties. The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so.

APPOINTMENT OF PROXYHOLDERS AND COMPLETION AND REVOCATION OF PROXIES

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons named in the enclosed proxy (the “Management Designees”) have been selected by the directors of the Corporation.

A Shareholder has the right to designate a person (whom need not be a Shareholder) other than the Management Designees to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper form of Proxy and delivering the same to the transfer agent of the Corporation. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxyholder and provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification with them to the Meeting. To be valid, the proxy must be dated and executed by the Shareholder, or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy).

REGISTERED SHAREHOLDERS

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)	completing, dating and signing the enclosed form of proxy and returning it to the Corporation’s transfer agent, Computershare, by mail at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, attention Proxy Department; by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524; or by mail or by hand to 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9;

(b)	using a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed form of Proxy for the toll-free number, the holder’s account number and the Proxy access number; or

(c)	using the internet through the website of the Corporation’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed form of proxy for the holder’s account number and the Proxy access number.

In all cases, the proxy must be received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used. Proxies received after that time may be accepted by the Chair of the Meeting at the Chair of the Meeting’s discretion, and the Chair of the Meeting is under no obligation to accept late proxies.

BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many Shareholders do not hold F3 Shares in their own name.

Only Shareholders whose names appear on the records of the Corporation as the registered holders of F3 Shares or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are Non-Registered Shareholders, because the F3 Shares they own are not registered in their names but instead registered in the name of an Intermediary, including a nominee such as a brokerage firm through which they purchased the F3 Shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as the Canadian Depository for Securities Limited. If you purchased your F3 Shares through a broker, you are likely a Non-Registered Shareholder.

In accordance with securities regulatory policy, the Corporation has distributed copies of the Meeting materials, being the Notice of Meeting, this Circular and the form of proxy, to Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting materials to Non-Registered Shareholders to seek their voting instructions in advance of the Meeting. F3 Shares held by Intermediaries can only be voted in accordance with the instructions of the Non-Registered Shareholder. The Intermediaries often have their own voting instruction form instead of a Proxy, have their own mailing procedures and provide their own return instructions. If you wish to vote by Proxy, you should carefully follow the instructions from your Intermediary to ensure that your shares are voted at the Meeting.

If you, as a Non-Registered Shareholder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or Proxy provided by the Intermediary and you should return the form to the Intermediary in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

There are two kinds of Non-Registered Shareholders: those who object to their identity being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not (called “NOBOs” for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

The Corporation is relying on the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form (“VIF”) from Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the F3 Shares represented by the VIFs they receive. These Shareholder materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If you are a Non-Registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address, and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) carrying out your voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

Objecting Beneficial Owners

Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure their shares are voted at the Meeting. We have elected to pay for intermediaries to distribute these materials to Beneficial Shareholders who are OBOs under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer. The form of proxy supplied to you by your Intermediary will be similar to the proxy provided to Registered Shareholders by the Corporation. However, its purpose is limited to instructing the Intermediary on how to vote your F3 Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of the form of proxy provided by the Corporation. The VIF will name the same persons as the Corporation’s proxy to represent your F3 Shares at the Meeting. You have the right to appoint a person (who need not be a Shareholder, and who can be yourself), other than any of the persons designated in the VIF, to represent your F3 Shares at the Meeting. To exercise this right, insert the name of the desired representative, who may be you, in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile, or provided to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting and the appointment of any Shareholder’s representative. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have your shares voted or to have an alternate representative duly appointed to attend and vote your shares at the Meeting.

VOTING OF PROXIES

The Board of Directors has set July 2, 2024, as the record date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Voting at the Meeting will be by a show of hands, each registered Shareholder and each proxyholder (representing a registered Shareholder or unregistered Shareholder) having one vote, unless a poll is required or requested, whereupon each such Shareholder and/or proxyholder is entitled to one vote for each F3 Share held or represented. Each Shareholder may instruct their proxyholder how to vote their F3 Shares by completing the blanks on the proxy. All F3 Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the F3 Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the proxy, the Management Designees, if named as proxyholder, will vote in favour of the matters set out therein.

The enclosed proxy confers discretionary authority upon the Management Designees, or other person named as proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of the Corporation.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an “Ordinary Resolution”) unless the motion requires a “special resolution” in which case a majority of 66⅔% of the votes cast will be required.

REVOCATION OF PROXIES

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. A proxy may be revoked by a Registered Shareholder personally attending at the Meeting and voting their F3 Shares. A Shareholder may also revoke their proxy in respect of any matter upon which a vote has not already been cast by depositing an instrument in writing, including a proxy bearing a later date executed by the Registered Shareholder or by their authorized attorney in writing, or, if the Shareholder is a company, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the Corporation’s registrar and transfer agent at the foregoing address or the head office of the Corporation at Suite 750 – 1620 Dickson Street, Kelowna, British Columbia, Canada, V1Y 9Y2 at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof. Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediary to revoke the proxy on their behalf.

QUORUM

Under the Corporation’s current By-Laws, the quorum for the transaction of business at a Meeting of shareholders is two persons present, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled, holding or representing by proxy not less than 25% of the voted entitled to be cast at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of F3 Shares without par value. As of the date hereof there were 493,352,709 F3 Shares issued and outstanding, each carrying the right to one vote per share.

The Board has fixed July 2, 2024, as the record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only Shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting.

To the knowledge of management of F3, no person, firm or company will beneficially own, control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of F3 immediately following the Effective Time other that as set out below.

As of the date hereof, the directors and executive officers of the Corporation, as a group, owned beneficially, directly or indirectly, or exercised control or direction over, approximately 16,248,880 F3 Shares representing approximately 3.29% of the issued F3 Shares.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than approval of the F4 Option Plan or approval of the F4 Equity Incentive Plan.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Approval of the Arrangement

Shareholders will be asked to approve the Arrangement Resolution, the full text of which is attached as Schedule “A” to the Circular for a statutory arrangement under section 192 of the CBCA which involves, among other things, the distribution of F4 Shares to Shareholders of the Corporation on the basis of one-tenth of a F4 Share for each F3 Share held, as more fully described in the Circular. See “The Arrangement” below.

2.	Approval of the F4 Option Plan

As the F3 Option Plan will not carry forward to F4, if the Arrangement Resolution is approved at the Meeting, Shareholders will also be asked to consider and, if thought appropriate, pass the F4 Option Plan Resolution. See “Description of Share Capital” in Schedule “H”. Management unanimously recommends a vote “FOR” in respect of the F4 Option Plan Resolution.

At the Meeting, assuming the Arrangement Resolution is approved, Shareholders will be asked to pass an ordinary resolution, with or without amendment, in substantially the form set forth in Schedule “B”.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxyholder, to vote in favour of the approval of the F4 Option Plan Resolution and to, without further Shareholder approval, make such changes to the F4 Option Plan as may be required or approved by regulatory authorities.

3.	Approval of the F4 Equity Incentive Plan

As the F3 Equity Incentive Plan will not carry forward to F4, if the Arrangement Resolution is approved at the Meeting, disinterested Shareholders will also be asked to consider and, if thought appropriate, pass the F4 Equity Incentive Plan Resolution. See “Description of Share Capital” in Schedule “H”. Management unanimously recommends a vote “FOR” in respect of the F4 Equity Incentive Plan Resolution.

At the Meeting, assuming the Arrangement Resolution is approved, disinterested Shareholders will be asked to pass an ordinary resolution, with or without amendment, in substantially the form set forth in Schedule “C”. Based on the present shareholdings of the insiders to whom F4 RSUs may be granted under the F4 Equity Incentive Plan and their associates, a total of up to 1,339,796 F4 Shares will be excluded from voting on the F4 Equity Incentive Plan Resolution, representing 2.76% of the issued and outstanding F3 Shares as of the Record Date.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxyholder, to vote in favour of the approval of the F4 Equity Incentive Plan Resolution and to, without further Shareholder approval, make such changes to the F4 Equity Incentive Plan as may be required or approved by regulatory authorities.

EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation’s last completed financial year ended June 30, 2023.

In this section “Named Executive Officer” (“NEO”) means the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation was more than $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year.

Devinder Randhawa, Chairman and Chief Executive Officer, Raymond Ashley, President and Director and Ryan Cheung, Chief Financial Officer are each an “NEO” of the Corporation for the purposes of the following disclosure.

OVERSIGHT AND DESCRIPTION OF DIRECTOR AND NEO COMPENSATION

The Corporation has a Compensation Committee composed of the following Board members: John DeJoia (Chair), Terrence Osier and Laurie Thomas. The Compensation Committee is in charge of the responsibilities relating to executive and director compensation, including reviewing, and recommending to the Board Directors’ compensation of the Corporation’s officers and employees and evaluating the performance of officers generally and in light of annual goals and objectives.

The entire Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Corporation.

EMPLOYMENT, CONSULTING AND MANAGEMENT AGREEMENTS

The Corporation does not presently have any arrangements with any external management company to provide executive management services to the Corporation. Management functions of the Corporation are substantially performed by directors or senior officers of the Corporation.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Other than as set forth below, the Corporation does not have any plan, contracts, or arrangements in place with any NEO that provides for payment following or in connection with any termination (whether voluntary, involuntary or constructive), as a result of resignation, retirement, change of control, etc. or if his / her responsibilities change following a change of control.

On May 1, 2023, the Corporation entered into a consulting services agreement with Midland Management Ltd. (“Midland Management”) pursuant to which Midland Management will provide services to the Corporation related to executive management, strategic corporate planning and third party engagement (the “Midland Consulting Agreement”). If there is a Change of Control (as defined below) of the Corporation and the Midland Consulting Agreement is terminated by the Corporation within 60 days of a Change of Control or Midland Management terminates the Midland Consulting Agreement by giving written notice to the Corporation within 180 days of becoming aware of the Change of Control having occurred, the Corporation will pay to Midland Management a lump sum of the annual fee of $108,000, and the average of the annual bonuses or other cash incentive payments, if any, paid by the Corporation to Midland Management for the calendar year immediately preceding the year in which the termination date occurs. Additionally, upon termination of the Midland Consulting Agreement by the Corporation, the Corporation shall pay to Midland Management any bonus fees owing to Midland Management immediately prior to the termination of the Midland Consulting Agreement, and all stock options granted to Midland Management, or previously to Ryan Cheung in his role as employee, director or consultant of the Corporation, shall vest and be exercisable in accordance with the F3 Option Plan.

On May 15, 2023, as amended on August 1, 2023, the Corporation entered into a consulting services agreement with RD Capital Inc. (“RD Capital”) pursuant to which RD Capital will provide services to the Corporation related to executive management, strategic corporate planning and third-party engagement (the “RD Consulting Agreement”). If there is a Change of Control (as defined below) of the Corporation and the RD Consulting Agreement is terminated by the Corporation within 60 days of a Change of Control or RD Capital terminates the RD Consulting Agreement by giving written notice to the Corporation within 60 days of becoming aware of the Change of Control having occurred, the Corporation will pay to RD Capital two times the annual fee of $400,000 or such higher annual fee as at the date of termination, two times the bonus fee, as determined by applicable executive bonus plans, based on the average of the previous three years of bonus fees multiplied by two, or, if termination occurs before three calendar years, the total of the bonus fees payable in the previously full calendar year multiplied by two. Additionally, upon termination of the RD Consulting Agreement by the Corporation, the Corporation shall pay to RD Capital any bonus fees owing to RD Capital immediately prior to the termination of the RD Consulting Agreement, and all stock options granted to RD Capital, or previously to Devinder Randhawa in his role as employee, director or consultant of the Corporation, shall vest and be exercisable in accordance with the F3 Option Plan.

Pursuant to an employment agreement (the “Employment Agreement”) with Raymond Ashley (the “Mr. Ashley”), if there is a Change of Control of the Corporation and the Employment Agreement is terminated by the Corporation within 60 days of a Change of Control or Mr. Ashley terminates the Employment Agreement by giving written notice to the Corporation within 60 days of becoming aware of the Change of Control having occurred, the Corporation will pay to Mr. Ashley two times the annual fee or such higher annual fee as at the date of termination, two times the bonus fee, as determined by applicable executive bonus plans, based on the average of the previous three years of bonus fees multiplied by two, or, if termination occurs before three calendar years, the total of the bonus fees payable in the previously full calendar year multiplied by two. Additionally, upon termination of the Employment Agreement by the Corporation, the Corporation shall pay to Mr. Ashley any bonus fees owing to Mr. Ashley immediately prior to the termination of the Employment Agreement, and all stock options granted to Mr. Ashley, or previously to Mr. Ashley in his role as employee, director or consultant of the Corporation, shall vest and be exercisable in accordance with the F3 Option Plan.

A Change of Control shall mean (i) at least 50% in fair-market value of all the assets of the Corporation are sold; (ii) there is direct or indirect acquisition by a person or group of persons of voting securities of the Corporation, that in aggregate with those voting securities held by such person or group of persons, constitutes 50% or more of the outstanding voting securities of the Corporation; (iii) a majority of the Board’s nominees for election are not elected at any annual or special meeting of shareholders of the Corporation; (iv) a liquidation, dissolution or winding up of the Corporation occurs; or (v) the amalgamation, merger or arrangement of the Corporation with another entity, other than Fission Uranium Corp., where the shareholders of the Corporation immediately prior to the transaction will hold less than 50.1% of the voting securities of the resulting entity.

EXECUTIVE AND EMPLOYEE COMPENSATION OBJECTIVES AND PHILOSOPHY

The primary objectives of the Corporation’s executive compensation program are to attract, motivate and retain highly trained, experienced and committed executive officers who have the necessary skills, education, experience and personal qualities required to manage the Corporation’s business for the benefit of its shareholders, and to align their success with that of the shareholders.

COMPENSATION REVIEW PROCESS

When determining executive compensation, the Board will review the compensation policies of companies engaged in businesses similar to the Corporation’s. Although the Corporation has not obtained any industry reports regarding compensation, at the appropriate time the Board will review publicly available information with respect to compensation paid to the executives of companies that are also engaged in the acquisition, exploration and development of oil and gas properties.

In setting the base compensation levels for individuals, consideration will be given to objective factors such as the level of responsibility, experience and expertise, as well as subjective factors such as leadership and contribution to corporate performance. Fees will be reviewed annually and adjustments may be made based upon corporate and personal performance, market conditions and the level of responsibility attributed to specific executives.

BASE SALARY OR CONSULTING FEES

Salaries or Consulting Fees: Future base executive compensation, in the form of salaries or consulting fees, will provide a fixed level of compensation for discharging the specific duties and responsibilities of the executive. The Board recognizes that the size of the Corporation may prohibit executive compensation from matching those of larger companies in the industry. The Board also believes that long-term equity interests, in the form of options (described above), will compensate for lower base fees. This compensation strategy is similar to the strategies of many other companies within the Corporation’s peer group.

STOCK BASED COMPENSATION

Under the terms of the Corporation’s F3 Option Plan, the Board or a committee of the Board may grant incentive stock options to the Corporation’s directors, officers, employees and consultants to purchase F3 Shares. The purpose of options is to provide a direct long-term incentive to improve shareholder value over time. The level of grant is determined by reference to standards of practice within the junior mining industry and the individual’s level of responsibility within the Corporation. The Corporation does not have a program or regular annual grant of options. When determining options to be allocated, several factors are considered, including the number of outstanding options held by an individual, the value of such options, and the total number of options available for granting.

COMPENSATION EXCLUDING COMPENSATION SECURITIES

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Corporation or its subsidiary, to each NEO and director of the Corporation, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or a director of the Corporation for services provided and for services to be provided, directly or indirectly, to the Corporation or its subsidiary.

Name and Position	Year ended June 30	Salary, consulting fee, retainer or commissio n ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compen- sation(2) ($)	Total compen- sation ($) (1)
Devinder Randhawa, CEO, Director	2023	266,667	403,500	25,500	Nil	Nil	695,667
	2022	220,000	45,000	21,038	Nil	Nil	286,038
Ryan Cheung CFO	2023	108,000	30,000	Nil	Nil	Nil	138,000
	2022	91,500	10,000	Nil	Nil	Nil	101,500
Raymond Ashley(2), President, Director	2023	162,885	280,000	2,500	Nil	Nil	445,384
	2022	N/A	N/A	N/A	N/A	N/A	N/A
Sam Hartmann(3) VP Exploration	2023	64,615	120,000	N/A	Nil	Nil	184,615
	2022	N/A	N/A	N/A	N/A	N/A	N/A
Jamie Bannerman(4), VP Corp Development	2023	164,298	105,000	N/A	Nil	Nil	269,298
	2022	N/A	N/A	N/A	N/A	N/A	N/A
John DeJoia(5), Director	2023	Nil	Nil	8,921	Nil	Nil	8,921
	2022	N/A	N/A	N/A	N/A	N/A	N/A
Terrence Osier(6), Director	2023	Nil	Nil	8,921	Nil	Nil	8,921
	2022	N/A	N/A	N/A	N/A	N/A	N/A
Laurie Thomas(7), Director	2023	N/A	N/A	N/A	N/A	N/A	N/A
	2022	N/A	N/A	N/A	N/A	N/A	N/A
Ross McElroy(8), former Director, former COO	2023	Nil	24,000	21,250	Nil	Nil	45,250
	2022	Nil	10,000	20,500	Nil	Nil	30,500
Steven Cochrane(9), Former Director	2023	Nil	Nil	10,000	Nil	Nil	10,000
	2022	Nil	10,000	18,000	Nil	Nil	28,000
Nicky Grant(10), Former Director	2023	Nil	6,000	16,000	Nil	Nil	22,000
	2022	N/A	N/A	N/A	N/A	N/A	N/A
Chris Hilditch(11), Former Director	2023	Nil	Nil	3,071	Nil	Nil	3,071
	2022	N/A	N/A	N/A	N/A	N/A	N/A
Phil Morehouse(12), Former Director	2023	Nil	Nil	2,000	Nil	Nil	2,000
	2022	Nil	10,000	21,750	Nil	Nil	31,750

Notes:

(1)	Received for service as director.

(2)	Mr. Ashley was appointed to the board on April 4, 2023, and as President on April 11, 2023.

(3)	Mr. Hartmann was appointed as VP of Exploration on April 5, 2023.

(4)	Mr. Bannerman was appointed as VP of Corp Development on April 5, 2023.

(5)	Mr. DeJoia was appointed to the board on April 4, 2023.

(6)	Mr. Osier was appointed to the board on April 4, 2023.

(7)	Subsequent to the Corporation’s year end, Ms. Thomas was appointed to the board on September 23, 2023.

(8)	Mr. McElroy resigned as COO on February 23, 2021, and as a director May 14, 2023.

(9)	Mr. Cochrane was appointed as director on October 19, 2021, and resigned effective November 7, 2022.

(10)	Nicky Grant was appointed to the Board on August 3, 2022, and subsequently resigned on April 4, 2023.

(11)	Mr. Hilditch was appointed to the Board on February 14, 2023, and resigned on April 4, 2023.

(12)	Mr. Morehouse resigned from the board of directors on August 3, 2022.

STOCK OPTIONS AND OTHER COMPENSATION SECURITIES

Particulars of compensation securities granted or issued to each NEO and director in the most recently completed financial year of June 30, 2023, for services provided or to be provided, directly or indirectly, to the Corporation or any of its subsidiaries are set out in the table below:

Name and Position	Type of compen- sation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant (mm/dd/yy)	Issue, conversion or exercise price (CA$)	Closing price of security or underlying security on date of grant (CA$)	Closing price of security or underlying security at year end (CA$)	Expiry date (mm/dd/yy)
Devinder Randhawa, CEO, Chairman and Director	Stock options	200,000 150,000 500,000 340,000 1,800,000 1,450,000 600,000 1,500,000	2019-03-15 2019-03-15 2018-10-25 2018-10-25 2021-09-02 2021-10-14 2022-03-08 2023-04-06	$0.12 $0.12 $0.19 $0.19 $0.12 $0.16 $0.20 $0.33	$0.105 $0.105 $0.195 $0.195 $0.13 $0.20 $0.20 $0.34	$0.10 $0.10 $0.10 $0.10 $0.075 $0.075 $0.075 $0.34	2024-03-15 2024-03-15 2023-10-25 2023-10-25 2026-09-02 2026-10-14 2027-03-08 2028-04-06
	RSU	10,272,618	2022-12-22	--	--	--	2025-01-01
Raymond Ashley President, Director	Stock options	220,000 100,000 650,000 500,000 350,000 1,350,000	2018-10-25 2019-03-15 2021-09-02 2021-10-12 2022-03-08 2023-04-06	$0.195 $0.12 $0.13 $0.20 $0.19 $0.34	$0.195 $0.105 $0.12 $0.16 $0.20 $0.33	$0.10 $0.10 $0.075 $0.075 $0.075 $0.34	2023-10-25 2023-03-15 2024-09-02 2026-10-12 2027-03-08 2028-04-06
	RSU	4,300,000	2022-12-21	--	--	--	2025-01-01
John DeJoia Director	Stock options	100,000	2023-04-10	$0.33	$0.34	$0.34	2028-04-06
Terrence Osier, Director	Stock options	100,000	2023-04-10	$0.33	$0.34	$0.34	2028-04-06
Ryan Cheung, CFO	Stock options	250,000 150,000 250,000 105,000	2021-09-02 2021-10-14 2022-03-09 2023-04-06	$0.12 $0.16 $0.20 $0.33	$0.13 $0.20 $0.20 $0.34	$0.075 $0.075 $0.075 $0.34	2026-09-02 2026-10-14 2027-03-09 2028-04-06
	RSU	500,000	2022-12-21	--	--	--	2026-01-01
Sam Hartmann(1), VP of Explorations	Stock options	200,000 100,000 480,000	2021-10-12 2022-03-08 2023-04-06	0.20 0.19 0.34	0.16 0.20 0.33	0.075 0.075 0.34	2026-10-12 2027-03-08 2028-04-06
	RSU	533,333	2022-12-21	--	--	--	2025-01-01

Name and Position	Type of compen- sation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant (mm/dd/yy)	Issue, conversion or exercise price (CA$)	Closing price of security or underlying security on date of grant (CA$)	Closing price of security or underlying security at year end (CA$)	Expiry date (mm/dd/yy)
Jamie Bannerman(2), VP Corp. Development	Stock options	50,000 400,000 275,000 250,000 250,000	2019-03-15 2021-09-02 2021-10-14 2022-03-09 2023-04-06	$0.12 $0.12 $0.16 $0.20 $0.33	$0.105 $0.13 $0.20 $0.20 $0.34	$0.105 $0.13 $0.20 $0.20 $0.34	2024-03-15 2026-09-02 2026-10-14 2027-03-09 2028-04-06
	RSU	1,000,000	2022-12-22	--	--	--	2025-01-01
Phil Morehouse(3), Director	RSU	466,667	2022-12-21	--	--	--	2025-01-01

Notes:

(1)	Mr. Hartman exercised 265,000 F3 Options and 266,667 RSU’s during the period of this circular.

(2)	Mr. Bannerman exercised 150,000 Options during the period of this circular.

(3)	Mr. Morehouse resigned from the board of directors on August 3, 2022 but remains a consultant.

EXERCISE OF COMPENSATION SECURITIES BY DIRECTORS AND NEOS

The following compensation securities were exercised by NEOs or director of F3 in the most recently completed financial year ended June 30, 2023:

Name and Position	Type of compen- sation security	Number of underlying securities exercised	Exercise Price per security	Date of exercise	Closing price of security on date of exercise (CA$)	Difference between exercise price and closing price on date of exercise (CA$)	Total value on exercise date (CA$)
Ross McElroy, Former Director	Stock options	320,000	$0.12	2023-03-29	$0.39	$0.27	$124,800
Steven Cochrane, Former Director	Stock options	333,333	$0.12	2023-01-04	$0.39	$0.27	$129,999

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth aggregated information as at the record date of July 2, 2024, with respect to the F3 Option Plan, which, together with the RSU Plan, are the only compensations plan under which equity securities of the Corporation are authorized for issuance to employees or nonemployees such as directors and consultants:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (C$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c))
Equity compensation plans approved by shareholders(1)	42,854,541 10% option plan 33,202,377 RSUs	$0.40	6,480,730 10% option plan 1,137,449 RSUs
Equity compensation plans not approved by shareholders	Nil	N/A	N/A
Total	76,056,918		7,618,179

Note:

(1)	The Option Plan provides that the aggregate number of securities reserved for issuance under the Option Plan may not exceed 10% of the issued and outstanding shares of the Corporation at the time of granting Options.

MANAGEMENT CONTRACTS

Except as disclosed herein, there are no management functions of the Corporation, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed below and herein, no informed person (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) or director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation or any of its subsidiaries.

Certain directors and officers of F3 are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other engaged companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of F3 may not be made available to F3 but, rather, may be offered to a company with competing interests. The directors and senior officers of F3 are required by law to act honestly and in good faith with a view to the best interests of F3 and to disclose any personal interest which they may have in any project or opportunity of F3, and to abstain from voting on such matters.

The directors and officers of F3 are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and F3 will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

CORPORATE GOVERNANCE

GENERAL

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders and takes into account the role of the individual members of management who are appointed by the Board and charged with the day-to-day management of the Corporation. The Canadian Securities Administrators (“CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, the CSA has implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Corporation of its corporate governance practices. This disclosure is presented below.

BOARD OF DIRECTORS

Form 58-101F1 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Corporation. “Material relationship” is defined as a relationship that could, in the view of the Corporation’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Three of the five directors of the Corporation are independent. Mr. John DeJoia, Mr. Terrence Osier and Ms. Laurie Thomas are considered to be independent directors since they are independent of management and free from any material relationship with the Corporation. Mr. Devinder Randhawa is not considered to be “independent”, within the meaning of NI 52-110, as a result of his current position as CEO and Chairman, officers or other material relationships, with the Corporation. Mr. Raymond Ashley is not considered to be “independent”, within the meaning of NI 52-110, as a result of his position as President of the Corporation.

The Board regularly reviews executive compensation and the grant of stock options.

To facilitate the directors of the Corporation functioning independent of management, where appropriate, during regularly scheduled meetings, non-independent directors and members of management are excluded from certain discussions.

DIRECTORSHIPS

The following directors of the Corporation are currently serving on board of directors of other reporting companies (or equivalent) as set out below:

Name of Director	Name of reporting company
Devinder Randhawa	Genesis AI Corp. Shine Minerals Corp. Strathmore Plus Uranium Corp.
John DeJoia	Strathmore Plus Uranium Corp.

ORIENTATION AND CONTINUING EDUCATION

When new directors are appointed, they receive orientation commensurate with their previous experience and on the responsibilities of directors. Board meetings may also include presentations by the Corporation’s management and employees to give the directors additional insight into the Corporation’s business.

BUSINESS CONDUCT

The Board has found that the fiduciary duties placed on individual directors by applicable law, and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the Director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

NOMINATION OF DIRECTORS

The Compensation Committee determines compensation for the directors and executive officers and is comprised of three (3) directors.

The Corporation’s compensation philosophy for executives continues to follow three underlying principles:

(i)	to provide a compensation package that encourages and motivates performance;

(ii)	to be competitive with other companies of similar size and scope of operations so as to attract and retain talented executives; and

(iii)	to align the interests of its executive officers with the long-term interests of the Corporation and its securityholders through stock-related programs.

When determining compensation policies and individual compensation levels for executive officers, the Compensation Committee takes into consideration a variety of factors. These factors include overall financial and operating performance of the Corporation, the Compensation Committee and the Board’s overall assessment of each executive’s individual performance and contribution towards meeting corporate objectives, levels of responsibility, length of service and industry comparables.

Executive compensation is comprised primarily of a base salary and participation in the F3 Option Plan, restricted share units (“RSUs”), and may also consist of bonuses and other perquisites which are awarded on an occasional basis.

The salary for each executive officer’s position is primarily determined having regard for the incumbent’s responsibilities, individual performance factors, overall corporate performance, and the assessment of such individual as presented by management to the Board and the Compensation Committee. The salary is intended to provide the executive officer with a compensation level competitive with base salaries within the industry. Executive officers benefit from improved performance of the Corporation almost entirely through their participation in the F3 Option Plan and from time to time by the receipt of bonuses.

COMPENSATION

The Board determines compensation for the directors, the President, CFO and the CEO upon recommendation of the Compensation Committee. See “Compensation of Executive Officers and Directors” for more information about the Corporation’s process of determining compensation.

OTHER BOARD COMMITTEES

Committees of the Board are an integral part of the Corporation’s governance structure. At the present time, the Corporation has no standing committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

ASSESSMENTS

The board has not, as yet, established procedures to formally review the contributions of individual directors. At this point, the directors believe that the board’s current size facilitates informal discussion and evaluation of members’ contributions within that framework.

AUDIT COMMITTEE

The Audit Committee is responsible for the Corporation’s financial reporting process and the quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Corporation’s external auditors.

The Audit Committee also assists the Board in fulfilling its responsibilities by reviewing the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management, and the external auditors and monitors the independence of those auditors. The Audit Committee is also responsible for reviewing the Corporation’s financial strategies, its financing plans and its use of the equity and debt markets.

The current members of the Audit Committee are Laurie Thomas (Chair), Terrence Osier, and John DeJoia are all considered independent pursuant to NI 52-110. All members of the Audit Committee are financially literate. More detailed Audit Committee disclosure as required under National Instrument 52-110 Audit Committees, is contained in the Corporation’s annual information form dated March 20, 2024 (the “AIF”), which is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

EXTERNAL AUDITOR SERVICE FEES

In the following table, “Audit Fees” are fees billed by the Corporation’s external auditors for services provided in auditing the Corporation’s annual financial statements for the subject year. “Audit-related Fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements. “Tax Fees” are billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. “All Other Fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Corporation to its auditors in each of the last two (2) financial years, by category, are as follows:

Auditor	Financial Year Ending June 30	Audit Fees(1)	Audit Related Fees(2)	Tax fees(3)	All other fees(4)
Charlton & Company	2023 2022	$63,732 $29,859	Nil Nil	Nil Nil	Nil Nil

Notes:

(1)	The aggregate audit fees billed.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements that are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

THE ARRANGEMENT

GENERAL

The purpose of the Arrangement is to reorganize F3 and its assets and operations into two separate companies: F3 and F4.

REASONS FOR THE ARRANGEMENT

The Board believes that the creation of two separate companies will provide a number of benefits to F3, F4 and the Shareholders, including:

●	allowing shareholders to continue to benefit from the advancement of the 100% owned PLN Project; and

●	providing shareholders with the ability to fully benefit from the future development of the F4 Properties through share ownership in F4.

In view of the factors and information considered in connection with their evaluation of the Arrangement, the Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching their conclusions and recommendations. In addition, individual members of the Board may have given different weights to different factors or items of information.

RECOMMENDATION OF THE BOARD

The Board approved the Arrangement and recommended and authorized the submission of the Arrangement to the Shareholders and the Court for approval. The Board has concluded that the Arrangement is in the best interests of F3 and its Shareholders and recommends that Shareholders vote FOR the Arrangement Resolution proposed to be passed at the Meeting.

In reaching this conclusion, the Board considered, among other things, the benefits to F3 and its Shareholders, as well as the financial position, opportunities and outlook for the future potential and operating performance of F3 and F4, respectively.

FAIRNESS OF THE ARRANGEMENT

The Arrangement was determined to be fair to the Shareholders by the Board based upon the following factors, among others:

●	the procedures by which the Arrangement will be approved, including the requirement for: (i) approval at the Meeting by at least 66⅔% of the votes cast by Shareholders in person or by proxy; and (ii) approval by the Court after a hearing at which the fairness of the Arrangement will be considered;

●	each Shareholder at the Effective Time (other than Dissenting Shareholders) will participate in the Arrangement such that each Shareholder will hold, upon completion of the Arrangement, the same proportionate interest in F3 and F4 that such Shareholder held in F3 immediately prior to the Arrangement;

●	each holder of F3 Options, F3 RSUs and/or F3 Warrants at the Effective Time will receive the same proportionate interest in F3 and F4 that such securityholder held in F3 immediately prior to the Arrangement; and

●	the opportunity for Shareholders who are opposed to the Arrangement, upon compliance with certain conditions, to exercise Dissent Rights under section 190 of the CBCA, as modified by the Interim Order, the Plan of Arrangement and the Final Order.

DETAILS OF THE ARRANGEMENT

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Exhibit “I” to the Arrangement Agreement attached as Schedule “D” to this Circular. Shareholders are urged to carefully read the Plan of Arrangement in its entirety.

At the Effective Time and pursuant to the Plan of Arrangement, the following transactions, among others, will occur and will be deemed to occur sequentially in the following order:

●	Each F3 Share outstanding in respect of which a Dissenting Shareholder has validly exercised his, her or its Dissent Rights shall be directly transferred and assigned by such Dissenting Shareholder to F3, without any further act or formality and free and clear of any liens, charges and encumbrances of any nature whatsoever, and will be cancelled and cease to be outstanding and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value for their F3 Shares by F3;

●	The authorized share structure of F3 will be reorganized and altered by:

●	renaming and redesignating all of the issued and unissued F3 Shares as F3 Class A Shares; and

●	creating the New F3 Shares, with rights and restrictions identical to those of the F3 Shares immediately prior to the Effective Time;

●	F3’s Articles will be amended to reflect the above alterations to its share structure;

●	Each F3 Option then outstanding to acquire one F3 Share shall be deemed to be exchanged for:

●	one F3 Replacement Option to acquire one New F3 Share having an exercise price equal to the product of the original exercise price of the F3 Option multiplied by the fair market value of a New F3 Share at the Effective Time divided by the total of the fair market value of a New F3 Shares and the fair market value of one-tenth of a F4 Share at the Effective Time; and

●	one F4 Option to acquire one-tenth of a F4 Share, each whole F4 Option having an exercise price equal to the product of the original exercise price of the F3 Option multiplied by the fair market value of one-tenth of a F4 Share at the Effective Time divided by the total of the fair market value of one New F3 Share and one-tenth of a F4 Share at the Effective Time, provided that the aforesaid exercise prices shall be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amount of the F3 Replacement Option and the F4 Option immediately after the exchange does not exceed the In the Money Amount immediately before the exchange of the F3 Option so exchanged and solely with respect to U.S. taxpayers, ensure compliance with applicable provisions of the Internal Revenue Code of 1986, as amended. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of F3 Option.

●	Each F3 RSU then outstanding to acquire one F3 Share shall be deemed to be exchanged for:

●	one new F3 RSU acquire one New F3 Share, each new F3 RSU issuable having a value equal to the fair market value of a New F3 Share at the Effective Time; and

●	one F4 RSU to acquire one-tenth of a F4 Share, each F4 RSU having a value equal to the fair market value of one-tenth of a F4 Share at the Effective Time.

The Board will define the fair market value of the F4 Shares, acting in good faith, prior to the Effective Date. As F4 has no liabilities, the Board’s determination of fair market value will be calculated by dividing the fair market value by the 49,335,270 F4 Shares expected to be outstanding on the Effective Date. The Board has received a valuation to support its determination of fair market value.

Each F3 Warrant outstanding will be deemed to be amended to entitle the holder thereof to receive, upon due exercise of the F3 Warrant, for the original exercise price:

●	one New F3 Share for each F3 Share that was issuable upon due exercise of the F3 Warrant immediately prior to the Effective Time; and

●	one-tenth of a F4 Share for each F3 Share that was issuable upon due exercise of the F3 Warrant immediately prior to the Effective Time.

F4 will upon receipt of written notice from F3 from time to time issue, as directed by F3, that number of F4 Shares as may be required to satisfy the exercise of F3 Warrants.

F3 will, as agent for F4, collect and pay to F4 an amount for each one-tenth of a F4 Share so issued that is equal to the exercise price under the F3 Warrant multiplied by the fair market value of one-tenth of a F4 Share at the Effective Time divided by the total of the fair market value of one New F3 Share and one-tenth of a F4 Share at the Effective Time.

●	each issued and outstanding F3 Class A Share outstanding on the Distribution Record Date shall be exchanged for: (i) one New F3 Share; and (ii) one-tenth of a F4 Share, the holders of the F3 Class A Shares will be re-moved from the central securities register of F3 as the holders of such and will be added to the central securities register of F3 as the holders of the number of New F3 Shares that they have received on the exchange set forth in this §3.1(g) of the Plan of Arrangement, and the F4 Shares transferred to the then holders of the F3 Class A Shares will be registered in the name of the former holders of the F3 Class A Shares and F3 will provide F4 and its registrar and transfer agent notice to make the appropriate entries in the central securities register of F4;

●	all of the issued F3 Class A Shares shall be cancelled with the appropriate entries being made in the central securities register of F3, and the aggregate paid-up capital (as that term is used for purposes of the Tax Act) of the New F3 Shares will be equal to that of the F3 Shares immediately prior to the Effective Time less the fair market value of the F4 Shares distributed pursuant to §3.1(h) of the Plan of Arrangement;

●	the F3 Class A Shares, none of which will be issued or outstanding once the steps in §3.1(g) to §3.1(h) of the Plan of Arrangement are completed, will be cancelled and the authorized share structure of F3 will be changed by eliminating the F3 Class A Shares; and

●	the Articles of F3 shall be amended to reflect the alterations in §3.1(i).

No fractional F4 Shares shall be distributed to the Shareholders and no fractional F4 Options shall be distributed to the holders of F3 Options, and, as a result, all fractional amounts arising under the Arrangement shall be rounded down to the next whole number without any compensation therefor. Any F4 Shares not distributed as a result of so rounding down shall be cancelled by F4.

The effect of the Arrangement can be summarized by the following diagrams:

Structure immediately prior to the Arrangement:

Structure following completion of the Arrangement:

AUTHORITY OF THE BOARD

By passing the Arrangement Resolution, the Shareholders will also be giving authority to the Board to use its judgment to proceed with and cause F3 to complete the Arrangement or to abandon the Arrangement without any requirement to seek or obtain any further approval of the Shareholders.

The Arrangement Resolution also provides that the terms of the Plan of Arrangement may be amended by the Board before or after the Meeting without further notice to Shareholders, unless directed by the Court. Although the Board has no current intention to amend the terms of the Plan of Arrangement, it is possible that the Board may determine that certain amendments are appropriate, necessary or desirable.

CONDITIONS TO THE ARRANGEMENT

The Arrangement Agreement provides that the consummation of the Arrangement will be subject to the fulfilment or waiver of certain conditions, including the following:

●	the Interim Order shall have been granted in form and substance satisfactory to F3;

●	the Arrangement Resolution shall have been approved by the requisite majority of Shareholders at the Meeting;

●	the Final Order shall have been obtained in form and substance satisfactory to each of F3 and F4;

●	the TSX-V shall have conditionally approved the Arrangement, including the listing of the F3 Class A Shares in substitution for the F3 Shares, the delisting of the F3 Class A Shares and, in substitution therefor, the listing of the New F3 Shares issuable under the Arrangement, as of the Effective Date, subject to compliance with the requirements of the TSX-V;

●	all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, required, necessary or desirable for the completion of the Arrangement will have been obtained or received, each in form acceptable to each of F3 and F4;

●	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Plan of Arrangement;

●	no law, regulation or policy will have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement and Plan of Arrangement, including any material change to the income tax laws of Canada, which would reasonably be expected to have a material adverse effect on any of F3, the Shareholders or F4 if the Arrangement if completed;

●	Shareholders shall not have exercised Dissent Rights with respect to greater than 5% of the outstanding F3 Shares; and

●	the Arrangement Agreement will not have been terminated as provided for therein.

If any of the conditions set forth in the Arrangement Agreement are not fulfilled or performed, on or prior to the Effective Time, F3 may terminate the Arrangement Agreement or waive, in its discretion, the applicable condition in whole or in part. As soon as practicable after the fulfilment (or waiver) of the conditions contained in the Arrangement Agreement, the Board intends to cause a copy of the Final Order and the Articles of Arrangement to be filed with the Director under the CBCA, together with such other material as may be required by the Director in order that the Arrangement will become effective.

Management of F3 expects that any material consents, orders and approvals required for the completion of the Arrangement will be obtained prior to the Effective Date in the ordinary course upon application therefor.

COURT APPROVAL OF THE ARRANGEMENT

The Arrangement requires the approval of the Court under the CBCA. Prior to mailing this Circular, F3 obtained the Interim Order authorizing the calling and holding of the Meeting and providing for certain other procedural matters. The Interim Order is attached as Schedule “E”. The Notice of Hearing of Petition in respect of the Final Order is attached as Schedule “F”.

If the Shareholders approve the Arrangement Resolution at the Meeting, F3 intends to make an application to the Court for the Final Order on August 13, 2024 at 9:45 a.m. (Vancouver time) or as soon thereafter as counsel may be heard at the Court house at 800 Smithe Street, Vancouver, British Columbia or at any other date and time as the Court may direct. At the hearing, any Shareholder or other interested party who wishes to participate or be represented or present arguments or evidence must file and serve a response to petition no later than 4:00 p.m. (Vancouver time) on August 9, 2024 along with any other documents required, all as set out in the Interim Order and Notice of Hearing of Petition, copies of which are attached as Schedule “E” and “F”, respectively, and satisfy any other requirement of the Court.

The Court has broad discretion under the CBCA when making orders in respect of arrangements, and the Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks appropriate. The Court, in hearing the application for the Final Order, will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Arrangement to Shareholders. The Court will be advised prior to the hearing for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, such approval will be relied upon in seeking an exemption from the registration requirements of the 1933 Act, pursuant to Section 3(a)(10) thereof, with respect to the offer and sale of the securities to be issued or distributed pursuant to the Arrangement.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the Notice of Hearing of Petition attached as Schedule “F” to this Circular. The Notice of Hearing of Petition constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

SHAREHOLDER APPROVAL OF THE ARRANGEMENT

Subject to any further order(s) of the Court, the Arrangement must be approved by at least 66⅔% of the votes cast by Shareholders present, in person or by proxy, and entitled to vote at the Meeting. The Arrangement is not subject to the minority approval requirements of MI 61-101.

In the absence of any instruction to the contrary, the F3 Shares represented by proxies appointing the management designees named in the form of proxy will be voted in favour of the Arrangement Resolution.

PROPOSED TIMETABLE FOR THE ARRANGEMENT

The anticipated timetable for the completion of the Arrangement and the key dates proposed are as follows:

Meeting:	August 8, 2024
Final Court Approval:	August 13, 2024
Effective Date:	August 15, 2024

Notice of the actual Effective Date will be made through one or more news releases issued by F3. The Board will determine and Effective Date upon satisfaction or waiver of the conditions to the Arrangement.

DISTRIBUTION OF SHARE CERTIFICATES

Concurrently with the mailing of the Circular, F3 will mail the Letter of Transmittal to Registered Shareholders, which will be used to exchange their certificates representing F3 Shares for share certificates representing the New F3 Shares and certificate representing the F4 Shares.

Upon the Arrangement becoming effective and surrender to the Depositary for cancellation of a certificate or other entitlement which immediately prior to the Effective Time represented outstanding F3 Shares together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, certificates or a DRS Advice representing that number (rounded down to the nearest whole number) of F3 Shares and F4 Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled. A Letter of Transmittal accompanies this Circular.

Until exchanged, each certificate representing F3 Shares will, after the Effective Time, represent only the right to receive, upon surrender, certificates representing the requisite numbers of New F3 Shares and F4 Shares. Shareholders will not receive any fractional F4 Shares.

Any fractional F4 Shares will be rounded down to the nearest whole number and Shareholders will not receive any compensation in lieu thereof.

CANCELLATION OF RIGHTS AFTER SIX YEARS

Any certificate which immediately prior to the Effective Time represented F3 Shares and which has not been surrendered with all other documents required by the Depositary, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in either F3 or F4. Accordingly, persons who tender certificates for F3 Shares after the sixth anniversary of the Effective Date will not receive New F3 Shares or F4 Shares, will not own any interest in F3 or F4 and will not be paid any cash or other compensation in lieu thereof.

EXPENSES OF THE ARRANGEMENT

The costs relating to the Arrangement, including, without limitation, financial advisory, accounting and legal fees, will be borne by F3.

RISK FACTORS RELATING TO THE ARRANGEMENT

The following risk factors should be considered by Shareholders in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular and the risk factors disclosed under the heading “Risk Factors” in Schedules “H” and “N”.

Termination of the Arrangement Agreement or Failure to Obtain Required Approvals

Each of F3 and F4 has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can F3 provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement. In addition, the completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of F3, including Shareholders approving the Arrangement and required regulatory approvals, including of the Court, being obtained. There is no certainty, nor can F3 provide any assurance, that these conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of F3 Shares may be adversely affected and Shareholders will lose the prospective benefits of the Arrangement. Moreover, if the Arrangement Agreement is terminated, there is no assurance that F3 will pursue or be able to complete an alternative transaction to spin-out the F4 Properties, and Shareholders will continue to be subject to the risk factors of both F3 and F4 as disclosed in this Circular.

F4 has Limited Financial Resources

F4 presently does not have sufficient financial resources to undertake all of its currently planned activities beyond completion of the Arrangement. In the event that the Arrangement is completed, F4 will need to obtain further financing, whether through debt financing, equity financing or other means. There can be no assurance that F4 will be able to raise the balance of the financing required or that such financing can be obtained without substantial dilution to its shareholders. Failure to obtain additional financing on a timely basis could cause F4 to reduce or terminate its operations.

F4 Shares Will Not Be “Qualified Investments”

The F4 Shares distributed to Shareholders pursuant to the Arrangement will not qualify as “qualified investments” under the Tax Act for Registered Plans unless, on or before F4’s filing due date for its first taxation year, the F4 Shares are listed on a “designated stock exchange” as defined in the Tax Act (or F4 otherwise satisfies the conditions to be a “public corporation” for purposes of the Tax Act) and F4 validly elects to be a “public corporation” for purposes of the Tax Act from the commencement of its first taxation year. No assurance can be given as to whether F4 will qualify as a “public corporation”.

Where a Registered Plan acquires a F4 Share in circumstances where the F4 Shares are not a qualified investment under the Tax Act for the Registered Plan, adverse tax consequences may arise for the Registered Plan and the holder, annuitant or subscriber under the Registered Plan, including that the Registered Plan or the controlling individual of the Registered Plan may become subject to penalty taxes.

See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment – New F3 Shares and F4 Shares”.

Income Tax

The Arrangement may give rise to adverse tax consequences to Shareholders, and each Shareholder is urged to consult with his, her or its own tax advisor. See “Material Income Tax Considerations”.

Costs of the Arrangement

There are certain costs related to the Arrangement, such as legal and accounting fees incurred, that must be paid even if the Arrangement is not completed.

Exercise of Dissent Rights

Registered Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their F3 Shares in cash. If Dissent Rights are exercised in respect of a significant number of F3 Shares, a substantial cash payment may be required to be made to such Shareholders, which could have an adverse effect on F3’s financial condition and cash resources. F3 may elect, in its sole discretion, not to complete the Arrangement if a significant number of Shareholders exercise Dissent Rights.

F3 will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the AIF which is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

DISSENT RIGHTS

The following is a summary of the provisions of the CBCA relating to a Shareholder’s dissent and appraisal rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its F3 Shares and is qualified in its entirety by reference to the full text of section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order (the “Dissent Rights”).

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Shareholders should seek independent legal advice, as failure to comply strictly with the provisions of section 190 of the CBCA, which is attached to this Circular as Schedule “G”, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of all Dissent Rights.

The Interim Order expressly provides Registered Shareholders as of the Record Date with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Shareholder is entitled to be paid the fair value (determined as of the close of business on the day before the Effective Date of all but not less than all, of the holder’s F3 Shares), provided that the holder duly and validly dissents to the Arrangement Resolution and the Arrangement becomes effective.

In many cases, F3 Shares beneficially owned by a holder are registered either (a) in the name of an Intermediary that the Non-Registered Shareholder deals within respect of such shares, such as, among others, banks, trust companies, securities brokers, trustees and other similar entities, or (b) in the name of a depositary, such as CDS & Co., of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the F3 Shares are re-registered in the Non-Registered Shareholder’s name).

With respect to F3 Shares in connection to the Arrangement, pursuant to the Interim Order, a Registered Shareholder as of the Record Date may exercise rights of dissent under section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, provided that, notwithstanding section 190(5) of the CBCA, the written objection to the Arrangement Resolution (the “Notice of Dissent”) must be received by F3 c/o Blake, Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia, V6E 4E5, Attention: Alexandra Luchenko, by not later than 10:00 a.m. (Vancouver time) on August 6, 2024, or two Business Days prior to any adjournment or postponement of the Meeting.

To exercise Dissent Rights, a Shareholder must dissent with respect to all F3 Shares of which it is the registered and beneficial owner. A Registered Shareholder who wishes to dissent must deliver the Notice of Dissent to F3 as set forth above and such Notice of Dissent must strictly comply with the requirements of section 190(5) of the CBCA as modified by the Plan of Arrangement, the Interim Order and the Final Order. Any failure by a Shareholder to strictly comply with the provisions of the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder’s Dissent Rights. Non-Registered Shareholders who wish to exercise Dissent Rights must cause each Registered Shareholder holding their F3 Shares to deliver the Notice of Dissent, or, alternatively, make arrangements to become a Registered Shareholder.

To exercise Dissent Rights, a Registered Shareholder must prepare a separate Notice of Dissent for himself, herself or itself, if dissenting on his, her or its own behalf, and for each other Non-Registered Shareholder who beneficially owns F3 Shares registered in the Shareholder’s name and on whose behalf the Shareholder is dissenting; and must dissent with respect to all of the F3 Shares registered in his, her or its name or if dissenting on behalf of a Non-Registered Shareholder, with respect to all of the F3 Shares registered in his, her or its name and beneficially owned by the Non-Registered Shareholder on whose behalf the Shareholder is dissenting. The Notice of Dissent must set out the number of F3 Shares in respect of which the Dissent Rights are being exercised (the “Notice Shares”) and: (a) if such F3 Shares constitute all of the F3 Shares of which the Shareholder is the registered and beneficial owner and the Shareholder owns no other F3 Shares beneficially, a statement to that effect; (b) if such F3 Shares constitute all of the F3 Shares of which the Shareholder is both the registered and beneficial owner, but the Shareholder owns additional F3 Shares beneficially, a statement to that effect and the names of the Registered Shareholders, the number of F3 Shares held by each such Registered Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other F3 Shares; or (c) if the Dissent Rights are being exercised by a Registered Shareholder who is not the beneficial owner of such F3 Shares, a statement to that effect and the name of the Non-Registered Shareholder and a statement that the Registered Shareholder is dissenting with respect to all F3 Shares of the Non-Registered Shareholder registered in such registered holder’s name.

Dissenting Shareholders who:

(a)	ultimately are entitled to be paid fair value for their F3 Shares, will be entitled to be paid the fair value of such F3 Shares, and will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such F3 Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such F3 Shares shall be deemed to have participated in the Arrangement, and will receive the same consideration under the Arrangement, on the same basis as a non-dissenting holder of F3 Shares; but in no case will F3 be required to recognize such persons as holding F3 Shares on or after the Effective Date.

If a Dissenting Shareholder is ultimately entitled to be paid for their Dissent Shares, such Dissenting Shareholder may enter into an agreement for the fair value of such Dissent Shares. If such Dissenting Shareholder does not reach an agreement, such Dissenting Shareholder, or F3, may apply to the Court, and the Court may determine the payout value of the Dissent Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on F3 to make an application to the Court. The Dissenting Shareholder will be entitled to receive the fair value that the F3 Shares had as of the close of business on the day before the Effective Date. After a determination of the fair value of the Dissent Shares, F3 must then promptly pay that amount to the Dissenting Shareholder.

In no case will F3, the Depositary or any other person be required to recognize Dissenting Shareholders as registered or beneficial holders of F3 Shares after the Effective Time or any interest therein (except for the Dissent Rights), and the names of such Dissenting Shareholders will be deleted from the central securities register as Shareholders at the Effective Time.

In no circumstances will F3 or any other person be required to recognize a person as a Dissenting Shareholder: (i) unless such person is the holder of the F3 Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time; (ii) if such person has voted or instructed a proxy holder to vote such Notice Shares in favour of the Arrangement Resolution; or (iii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order and does not withdraw such Notice of Dissent prior to the Effective Time.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with F3’s written consent. If any of these events occur, F3 must return the share certificates or DRS statements representing the F3 Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Shareholder.

If you dissent, there can be no assurance that the amount you receive as fair value for your F3 Shares will be more than or equal to the consideration under the Arrangement.

Each Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with the provisions of the Plan of Arrangement, the Interim Order and section 190 of the CBCA, which are attached to this Circular as Exhibit “I” to Schedule “D” and Schedules “E” and “G”, respectively, and seek his, her or its own legal advice.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligations of F3 and F4 to complete the Arrangement that, on or before the Effective Date, holders of not more than an aggregate of 5% of the issued and outstanding F3 Shares shall have exercised Dissent Rights. If the number of outstanding F3 Shares in respect of which Dissent Rights have been exercised exceeds 5%, the Arrangement will not proceed unless F3 waives such condition.

The above is only a summary of the requirements to exercise Dissent Rights, which are technical and complex. If you are a Registered Shareholder and wish to exercise your Dissent Rights, you should seek your own legal advice as failure to strictly comply with the requirements set forth in section 190 of the CBCA, as modified by the Interim Order, the Plan of Arrangement and the Final Order, will result in the loss of your Dissent Rights. For a general summary of certain Canadian income tax implications to a Dissenting Shareholder, see “Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders” and “Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”.

CERTAIN SECURITIES LAW MATTERS

The following discussion is only a general overview of certain requirements of Canadian and U.S. securities laws applicable to trades in securities of F3 or F4. All holders of securities are urged to consult with their own legal counsel to ensure that any resale of their securities of F3 or F4 complies with applicable securities legislation.

CANADIAN SECURITIES LAWS

F3 is a reporting issuer in the following jurisdictions in Canada: British Columbia and Alberta. The F3 Shares currently trade on the TSX-V in Canada and the OTCQX Market in the U.S. There are no immediate plans to apply for listing of the F4 Shares on any stock exchange.

The distribution of the F4 Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from prospectus requirements of Canadian securities legislation. With certain exceptions, the F4 Shares may generally be resold in each of the provinces of Canada provided the trade is not a “control distribution” as defined in National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling security holder is an insider or officer of F4, the insider or officer has no reasonable grounds to believe that F4 is in default of securities legislation.

U.S. SECURITIES LAWS

The securities issued or deemed to be issued to Shareholders and holders of F3 Options, F3 Warrants and F3 RSUs pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States, and will be distributed in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereof and available exemptions from applicable state registration requirements. Section 3(a)(10) of the 1933 Act provides an exemption from registration under the 1933 Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the procedural and substantive fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the procedural and substantive fairness of the terms and conditions of the Arrangement will be considered. F3 expects the Court to issue the Interim Order on June 28, 2024 and, subject to the approval of the Arrangement by the Shareholders at the Meeting, it is expected that a hearing on the Arrangement will be held on August 13, 2024 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at the Law Courts, 800 Smithe Street, Vancouver, British Columbia. All Shareholders and holders of F3 Options, F3 Warrants and F3 RSUs are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof with respect to the securities to be issued pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

The securities issued or deemed to be issued to Shareholders pursuant to the Arrangement will be freely tradable under the 1933 Act, except by persons who are “affiliates” of F3 or F4 after the Arrangement or were affiliates of F3 or F4 within 90 days prior to completion of the Arrangement. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such securities by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such securities outside the United States without registration under the 1933 Act pursuant to and in accordance with Regulation S under the 1933 Act. Such securities may also be resold in transactions completed in accordance with Rule 144 under the 1933 Act, if available.

Holders of F3 Options, F3 RSUs and F3 Warrants are advised that the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof for the issuance of F3 Replacement Options, F4 Options, New F3 RSUs and F4 RSUs in exchange for F3 Options and F3 RSUs, and the deemed amendment of the F3 Warrants, does not exempt the issuance of securities upon the exercise or vesting of such F3 Replacement Options, F4 Options, New F3 RSUs, F4 RSUs and F3 Warrants. Therefore, the underlying F3 Shares and F4 Shares issuable upon the exercise or vesting of F3 Replacement Options, F4 Options, New F3 RSUs, F4 RSUs or F3 Warrants, if any, cannot be issued in the United States or to a person in the United States in reliance upon such exemption and can only be issued pursuant to an effective registration statement or pursuant to a then-available exemption from the registration requirements of the 1933 Act and applicable state securities laws, if any. F3 Shares and F4 Shares issued upon the exercise or vesting of F3 Replacement Options, F4 Options, New F3 RSUs, F4 RSUs and F3 Warrants outside the United States may be resold without registration under the 1933 Act, including through sales on the TSX- V if then available, in accordance with Regulation S under the 1933 Act.

The foregoing discussion is only a general overview of certain requirements of the 1933 Act applicable to the resale of the securities issued or deemed to be issued to Shareholders and holders of F3 Options, F3 Warrants and F3 RSUs pursuant to the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

MATERIAL INCOME TAX CONSIDERATIONS

THE TAX CONSEQUENCES OF THE ARRANGEMENT MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER AND OTHER FACTORS. ACCORDINGLY, SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes certain Canadian federal income tax considerations under the Tax Act generally applicable to Shareholders in respect of the disposition of F3 Shares pursuant to the Arrangement, and the acquisition, holding, and disposition of New F3 Shares and F4 Shares acquired pursuant to the Arrangement.

Comment is restricted to Shareholders who, for purposes of the Tax Act, (i) hold their F3 Shares, and will hold their F3 Class A Shares, New F3 Shares and F4 Shares, solely as capital property, and (ii) deal at arm’s length with and are not affiliated with the Corporation or F4 (each such Shareholder, a “Holder”).

Generally, F3 Shares, F3 Class A Shares, New F3 Shares and F4 Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use or hold (and will not use or hold) the F3 Shares, F3 Class A Shares, New F3 Shares or F4 Shares, as the case may be, in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder that:

(a)	is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act or a “specified financial institution” as defined in the Tax Act;

(b)	is a person or partnership an interest in which is a “tax shelter investment” for purposes of the Tax Act;

(c)	has elected to report its Canadian federal income tax results in a currency other than Canadian currency;

(d)	has entered into or will enter into a “derivative forward agreement”, a “synthetic disposition arrangement”, or a “synthetic equity arrangement” as those terms are defined in the Tax Act;

(e)	receives dividends on the F3 Shares, F3 Class A Shares, New F3 Shares or F4 Shares under or as part of a “dividend rental arrangement”;

(f)	has acquired F3 Shares, or will acquire F3 Class A Shares, New F3 Shares or F4 Shares, on the exercise of an employee stock option; or

(g)	is otherwise a Holder of special status or in special circumstances.

All such Holders should consult their own tax advisors with respect to the consequences of the Arrangement.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada or a corporation that does not deal at arm’s length, for purposes of the Tax Act, with a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events, controlled by a non-resident person, or a group of non-resident persons not dealing with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors.

In addition, this summary does not address the income tax considerations to holders of F3 Options and F3 Warrants.

The summary assumes that (i) the redesignation of F3 Shares as F3 Class A Shares and the amendment of the terms of such shares to increase the number of votes that may be cast, as contemplated by the Plan of Arrangement, will not, in and of itself, result in Holders being deemed to have disposed of their F3 Shares for the purposes of the Tax Act (for purposes of this summary, F3 Class A Shares are hereafter included in any reference to “F3 Shares”), and (ii) the Share Exchange (as described below) will be considered to occur “in the course of a reorganization of capital” of F3 such that section 86 of the Tax Act will apply in respect of the Share Exchange. No tax ruling or legal opinion has been sought or obtained in this regard, or with respect to any of the assumptions made throughout this summary of Certain Canadian Federal Income Tax Considerations, and the summary below is qualified accordingly.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) as of the date hereof, and our understanding of the administrative policies and assessing practices of the CRA published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations (the “Proposed Amendments”) which have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. It is assumed that the Proposed Amendments will be enacted as currently proposed and does not take into account or anticipate any other changes in law, whether by legislative, governmental, or judicial action or decision or change in administrative policies or assessing practices of CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ materially from the Canadian federal income tax considerations discussed below. No assurances can be given that the Proposed Amendments will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement. This summary is of a general nature only and is not and should not be construed as legal or tax advice to any particular person (including a Holder as defined above) and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of the Arrangement will vary according to the Holder’s particular circumstances. Holders should consult their own income tax advisors with respect to the tax consequences of the Arrangement applicable to them based on their own particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of the Arrangement under the Tax Act and any jurisdiction in which they may be subject to tax.

CURRENCY

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of F3 Shares, New F3 Shares or F4 Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the exchange rates as determined in accordance with the Tax Act.

HOLDERS RESIDENT IN CANADA

This portion of this summary applies only to Holders who are or are deemed to be resident in Canada at all relevant times for the purposes of the Tax Act and any applicable income tax treaty or convention (each, a “Resident Holder”).

A Resident Holder whose F3 Shares, New F3 Shares or F4 Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to deem such shares, and every other “Canadian security” (as defined in the Tax Act), held by such person, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Exchange of F3 Shares for New F3 Shares and F4 Shares

A Resident Holder who exchanges F3 Shares for New F3 Shares and F4 Shares pursuant to the Arrangement (the “Share Exchange”) will be deemed to have received a taxable dividend equal to the amount, if any, by which the fair market value of the F4 Shares distributed to the Resident Holder pursuant to the Share Exchange at the time of the Share Exchange exceeds the “paid-up capital” (as defined in the Tax Act) (“PUC”) of the Resident Holder’s F3 Shares determined at that time. Any such taxable dividend will be taxable as described below under “Holders Resident in Canada ‒ Taxation of Dividends – F3 Shares, New F3 Shares and F4 Shares”. However, the Corporation expects that the fair market value of all F4 Shares distributed pursuant to the Share Exchange under the Arrangement will not exceed the PUC of the F3 Shares. Accordingly, the Corporation does not expect that any Resident Holder will be deemed to receive a taxable dividend on the Share Exchange.

A Resident Holder who exchanges F3 Shares for New F3 Shares and F4 Shares on the Share Exchange will realize a capital gain equal to the amount, if any, by which the fair market value of those F4 Shares at the effective time of the Share Exchange, less the amount of any taxable dividend deemed to be received by the Resident Holder as described in the preceding paragraph, exceeds the “adjusted cost base” (as defined in the Tax Act) (“ACB”) of the Resident Holder’s F3 Shares determined immediately before the Share Exchange. Any capital gain so realized will be taxable as described below under “Holders Resident in Canada ‒ Taxation of Capital Gains and Capital Losses”.

The Resident Holder will acquire the F4 Shares received on the Share Exchange at a cost equal to their fair market value as at the effective time of the Share Exchange, and the New F3 Shares received on the Share Exchange at a cost equal to the amount, if any, by which the ACB of the Resident Holder’s F3 Shares immediately before the Share Exchange exceeds the fair market value of the F4 Shares as at the effective time of the Share Exchange.

Disposition of New F3 Shares or F4 Shares after the Arrangement

A Resident Holder who disposes or is deemed to dispose of a New F3 Share or F4 Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition therefor exceed (or are exceeded by) the ACB to the Resident Holder of the share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The ACB to a Resident Holder of a share will be determined by averaging the cost of that share with the ACB (determined immediately before the acquisition of the share) of all other shares of the same class held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Taxation of Dividends – F3 Shares, New F3 Shares and F4 Shares

Dividends received or deemed to be received on F3 Shares, New F3 Shares or F4 Shares in the taxation year of a Resident Holder will be included in computing a Resident Holder’s income for such year. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the F3 Shares, New F3 Shares or F4 Shares will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to “taxable dividends” received by an individual (including certain trusts) from “taxable Canadian corporations”, including the enhanced gross-up and dividend tax credit for “eligible dividends” (each as defined in the Tax Act) properly designated as such by the Corporation or F4. There may be limitations on the ability of the Corporation and F4 to designate dividends as eligible dividends and neither the Corporation nor F4 has made commitments in this regard.

In the case of a Resident Holder that is a corporation, such dividends (including deemed dividends) received on the F3 Shares, New F3 Shares or F4 Shares will be included in the Resident Holder’s income for the taxation year and will generally be deductible in computing such Resident Holder’s taxable income for the taxation year, subject to all restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the F3 Shares, New F3 Shares or F4 Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

A Resident Holder that is, throughout the relevant taxation year, a “Canadian controlled private corporation” (as defined in the Tax Act) or, at any time in a relevant taxation year, a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include an amount in respect of dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income for the taxation year.

Taxation of Capital Gains and Capital Losses

A Resident Holder who realizes a capital gain or capital loss in a taxation year on the actual or deemed disposition of a share, including a F3 Share, New F3 Share or F4 Share, generally will be required to include one half of any such capital gain (a “taxable capital gain”) in income for the year, and entitled to deduct one half of any such capital loss (an “allowable capital loss”) against taxable capital gains realized in the year and, to the extent not so deductible, in any of the three preceding taxation years or any subsequent taxation year, to the extent and in the circumstances specified in the Tax Act. Proposed Amendments released on June 10, 2024 (the “Capital Gains Proposals”) would increase a Resident Holder’s capital gains inclusion rate for a taxation year ending after June 24, 2024 from one-half to two-thirds, subject to a transitional rule applicable for a Resident Holder’s 2024 taxation year that would reduce the capital gains inclusion rate for that taxation year to, in effect, be one-half for net capital gains realized before June 25, 2024. The Capital Gains Proposals also include provisions that would, generally, offset the increase in the capital gains inclusion rate for up to $250,000 of capital gains realized by a Resident Holder who is an individual in a year, calculated net of any capital losses incurred in the year (or the portion of the year ending after June 24, 2024 in the case of the 2024 taxation year), and which are not offset by net capital losses from other years which are deducted against taxable capital gains in the year. If the Capital Gains Proposals are enacted as proposed, capital losses realized prior to June 25, 2024 which are deductible against capital gains included in income for the 2024 or subsequent taxation years will offset an equivalent capital gain regardless of the inclusion rate which applied at the time such capital losses were realized.

The amount of any capital loss realized by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the share (or on a share substituted therefor) to the extent and in the circumstances described in the Tax Act. Similar rules may apply where the corporation is a member or beneficiary of a partnership or trust that held the share, or where a partnership or trust of which the corporation is a member or beneficiary is itself a member of a partnership or a beneficiary of a trust that held the share. Affected Resident Holders should consult their own tax advisors in this regard.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year or, at any time in a relevant taxation year, a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act), which is defined to include an amount in respect of taxable capital gains.

Minimum Tax on Individuals

Capital gains realized and taxable dividends received (or deemed to be received) by a Resident Holder who is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of minimum tax.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a “Dissenting Resident Holder”) and who consequently transfers or is deemed to transfer F3 Shares to F3 for payment by the Corporation will be deemed to receive a taxable dividend in the taxation year of payment equal to the amount, if any, by which the payment (excluding interest) exceeds the PUC of the Dissenting Resident Holder’s F3 Shares determined immediately before the Arrangement. Any such taxable dividend will be taxable as described above under “Holders Resident in Canada – Taxation of Dividends – F3 Shares, New F3 Shares and F4 Shares”. The Dissenting Resident Holder will also realize a capital gain (or capital loss) equal to the amount, if any, by which the payment (excluding interest), less any such deemed taxable dividend, exceeds (or is exceeded by) the ACB of the Dissenting Resident Holder’s F3 Shares determined immediately before the Arrangement. The tax treatment of such capital gain or capital loss is discussed above under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

The Dissenting Resident Holder will be required to include any portion of the payment that is on account of interest in income in the year received.

Eligibility for Investment – New F3 Shares and F4 Shares

Subject to the provisions of any particular plan, based on the provisions of the Tax Act and Regulations in force as of the date hereof, the New F3 Shares, if issued on the date hereof, would be at the time of acquisition “qualified investments” under the Tax Act for a trust governed by an RRSP, RRIF, TFSA, RESP, FHSA or RDSP (each a “Registered Plan”) or a deferred profit sharing plan, provided that at the time of acquisition the New F3 Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX-V) or the Corporation is otherwise a “public corporation” (other than a “mortgage investment corporation”) within the meaning of the Tax Act.

A F4 Share will not be a qualified investment for a Registered Plan from the date of issuance unless the F4 Shares are listed on a “designated stock exchange” as defined in the Tax Act on or before its filing due date for its first taxation year and F4 validly elects to be a “public corporation” for purposes of the Tax Act from the commencement of its first taxation year. There can be no assurance as to if, or when, the F4 Shares will be listed or traded on any stock exchange and, therefore, no assurance F4 will be able to make the election to be a public corporation. Should the F4 Shares be distributed to or otherwise acquired by a Registered Plan other than as “qualified investments”, adverse tax consequences not described in this summary should be expected to arise for the Registered Plan and the annuitant, holder, or subscriber thereunder. Resident Holders that hold F3 Shares and will or may hold F4 Shares within a Registered Plan should consult with their own tax advisors in this regard.

Notwithstanding that the New F3 Shares and/or F4 Shares may be qualified investments at a particular time, the holder, annuitant or subscriber, as applicable, of a Registered Plan will be subject to a penalty tax in respect of a New F3 Share or a F4 Share held in the Registered Plan if the share is a “prohibited investment” under the Tax Act. A New F3 Share generally will not be a prohibited investment for a Registered Plan of a holder, annuitant or subscriber thereof, as applicable, provided that (i) the holder, annuitant or subscriber of the account does not have a “significant interest” within the meaning of the Tax Act in F3 or F4, as applicable, and (ii) the holder, annuitant or subscriber deals at arm’s length with F3 or F4, as applicable, for the purposes of the Tax Act. In addition, the New F3 Shares or F4 Shares, as applicable, will not be a prohibited investment if such securities are “excluded property” as defined in the Tax Act, for the purposes of the prohibited investment rules, for a Registered Plan. Shareholders should consult their own tax advisers to ensure that the New F3 Shares and F4 Shares would not be a prohibited investment for a trust governed by a Registered Plan in their particular circumstances.

HOLDERS NOT RESIDENT IN CANADA

This portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be a resident of Canada and does not use or hold, is not deemed to use or hold and will not use or hold, F3 Shares, New F3 Shares, or F4 Shares in connection with a business carried on in Canada (each, a “Non-Resident Holder”).

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere, or an “authorized foreign bank” as defined in the Tax Act. Such Non-Resident Holders should consult their own tax advisers with respect to the Arrangement.

Exchange of F3 Shares for New F3 Shares and F4 Shares

The discussion of the tax consequences of the Share Exchange for Resident Holders under the heading “Holders Resident in Canada ‒ Exchange of F3 Shares for New F3 Shares and F4 Shares” generally will also apply to Non-Resident Holders in respect of the Share Exchange. The general taxation rules applicable to Non-Resident Holders in respect of a deemed taxable dividend or capital gain arising on the Share Exchange are discussed below under the headings “Holders Not Resident in Canada – Taxation of Dividends –F3 Shares, New F3 Shares and F4 Shares” and “Holders Not Resident in Canada – Taxation of Capital Gains and Capital Losses” respectively.

Taxation of Dividends –F3 Shares, New F3 Shares and F4 Shares

A Non-Resident Holder to whom the Corporation or F4 pays or credits (or is deemed to pay or credit) an amount as a dividend in respect of the Arrangement (if at all), or otherwise in respect of the Non-Resident Holder’s F3 Shares, New F3 Shares or F4 Shares, will be subject to Canadian withholding tax equal to 25% (or such lower rate as may be available under an applicable income tax convention, if any) of the gross amount of the dividend. In general, in the case of a Non-Resident Holder who is a resident of the United States for the purposes of the Canada-US Tax Act Convention (1980), as amended (the “Treaty”), who is the beneficial owner of the dividend, and who qualifies for full benefits of the Treaty (a “US Holder”), the rate of such withholding tax will be reduced to 15% of the gross amount of the dividend. This rate will be further reduced to 5% of the gross amount of the dividend if the US Holder is also a corporation that owns, directly or indirectly, at least 10% of the voting stock of dividend payor.

Taxation of Capital Gains and Capital Losses

A Non-Resident Holder will not be subject to Canadian federal income tax in respect of any capital gain arising on an actual or deemed disposition of a F3 Share, New F3 Share or F4 Share unless, at the time of disposition, the share is “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder and is not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition.

Generally, as long as a F3 Share, New F3 Share or F4 Share, as applicable, of the Non-Resident Holder is listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX-V), such share will not constitute taxable Canadian property of the Non-Resident Holder at that time unless, at any time during the 60 month period immediately preceding the disposition or deemed disposition of the share the following two conditions are met concurrently:

(a)	the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder and/or persons with whom the Non- Resident Holder does not deal at arm’s length, or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation or F4, as applicable; and

(b)	the share derived more than 50% of its fair market value directly or indirectly from, or from any combination of, real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (as those terms are defined in the Tax Act), or options in respect of, interests in, or, for civil law, rights in, any such property (whether or not such property exists).

Notwithstanding the foregoing, a share may also be deemed to be taxable Canadian property to a Non- Resident Holder in certain other circumstances under the Tax Act.

Further, a F4 Share of a Non-Resident Holder will not be taxable Canadian property of the Non-Resident Holder at any time at which the share is not listed on a “designated stock exchange” unless, at any time during the 60 months immediately preceding the disposition of the share, the F4 Share derived more than 50% of its fair market value directly or indirectly from, or from any combination of, real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (as those terms are defined in the Tax Act), or options in respect of, interests in, or, for civil law, rights in, any such property (whether or not such property exists).

A Non-Resident Holder’s capital gain (or capital loss) in respect of a F3 Share, New F3 Share or F4 Share that constitutes or is deemed to constitute taxable Canadian property of a Non-Resident Holder (and is not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described under the subheadings “Holders Resident in Canada – Exchange of F3 Shares for New F3 Shares and F4 Shares”, “Holders Resident in Canada – Disposition of New F3 Shares and F4 Shares after the Arrangement” and “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Non-Resident Holders who may hold shares as “taxable Canadian property” should consult their own tax advisors in this regard, including with respect to the potential Canadian income tax filing requirements of owning and disposing of such shares.

Dissenting Non-Resident Holders

The discussion above applicable to Resident Holders under the heading “Holders Resident in Canada – Dissenting Resident Holders” will generally also apply to a Non-Resident Holder who validly exercises Dissent Rights in respect of the Arrangement. In general terms, the Non-Resident Holder will be subject to Canadian federal income tax in respect of any deemed taxable dividend arising as a consequence of the exercise of Dissent Rights generally as discussed above under the heading “Holders Not Resident in Canada – Taxation of Dividends –New F3 Shares and F4 Shares” and subject to the Canadian federal income tax treatment in respect of any capital gain or loss arising as a consequence of the exercise of Dissent Rights generally as discussed above under the heading “Holders Not Resident in Canada – Taxation of Capital Gains and Capital Losses”.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes certain U.S. federal income tax considerations under the U.S. Tax Code generally applicable to Shareholders in respect of the acquisition, holding, and disposition of F4 Shares acquired pursuant to the Arrangement.

This discussion is based upon the provisions of the U.S. Tax Code, existing final and temporary regulations promulgated thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the U.S. federal income tax consequences to vary substantially from those described below.

F3 and F4 have not requested and will not request a ruling from the Internal Revenue Service (“IRS”) with respect to any of the U.S. federal income tax consequences described below. The IRS may disagree with and challenge any of the conclusions reached herein.

This discussion applies only to U.S. Holders (as defined below) that own F3 Shares and will own F4 shares as “capital assets” within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment), and does not comment on all aspects of U.S. federal income taxation that may be important to certain Shareholders in light of their particular circumstances, such as Shareholders subject to special tax rules (e.g., banks and other financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, regulated investment companies, real estate investment trusts, traders that elect to mark-to-market their securities, certain expatriates or former long-term residents of the United States, personal holding companies, “S” corporations, U.S. expatriates, tax-exempt organizations, tax- qualified retirement plans, persons that own directly, indirectly, or constructively 10% or more of F3’s voting stock or will own 10% or more of F4’s voting stock, persons who are subject to alternative minimum tax, persons who hold Shares as a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction, persons that have a functional currency other than the U.S. dollar, controlled foreign corporations, passive foreign investment companies, or persons who acquired F3 Shares through the exercise of employee stock options or otherwise as compensation for services). If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a Shareholder, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships or partners in a partnership holding F3 Shares are urged to consult their own tax advisors regarding the tax consequences of the Arrangement.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ARRANGEMENT. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS) OF THE ARRANGEMENT.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of F3 Shares that is: (i) a U.S. citizen or U.S. resident alien as determined for U.S. federal income tax purposes, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Treatment of the Arrangement

The distribution of F4 Shares (including any amount withheld for Canadian taxes) to a U.S. Holder pursuant to the Arrangement will be treated as a distribution to the U.S. Holder with respect to the U.S. Holder’s F3 Shares in an amount equal to the fair market value of the F4 Shares received. A distribution to a U.S. Holder will be taxable to the U.S. Holder as a foreign source dividend to the extent F3 makes the distribution out of its current or accumulated earnings and profits. F3 believes it has some current or accumulated earnings and profits and therefore that all or a portion of the value of F4 Shares received by a U.S. Holder will be taxable as a dividend. The distribution of a New F3 Share in respect of each existing F3 Share will not be a taxable exchange and U.S. Holders will, subject to the discussion below concerning a non-taxable return of capital in connection with the distribution of F4 Shares, have the same adjusted tax basis in New F3 Shares as, and will include the holding period of, the existing F3 Shares held by such U.S. Holder. Therefore, the remainder of this discussion refers simply to F3 Shares.

A dividend received by a non-corporate U.S. Holder will be taxable at a preferential rate, provided that (1) the F3 Shares are readily tradable on an established securities market in the United States or F3 is otherwise treated as a “qualified foreign corporation” within the meaning of the Code’s provisions governing qualified dividend income, (2) F3 is not a passive foreign investment company (“PFIC”) in the taxable year in which such dividends are paid or any preceding taxable year such U.S. Holder held F3 Shares, (3) such U.S. Holder satisfies a holding period requirement, and (4) certain other requirements are met. F3 believes it is a qualified foreign corporation. F3 has not made any determination for any prior year whether it was then, and has not determined nor can it give any assurances with regard to the current year or any future year, whether it is or will become, a PFIC. (See Passive Foreign Investment Company Rules below). If F3 is a PFIC, the distribution of the F4 Shares may constitute an “excess distribution” subject to the special tax treatment described for excess distributions under Consequences of PFIC Status below.

Subject to the PFIC rules discussed below, a dividend received by a corporate U.S. Holder will generally be taxable at regular rates and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Distributions in excess of F3’s current and accumulated earnings and profits will be treated first as a non- taxable return of capital to the extent of the U.S. Holder’s tax basis in its F3 Shares and thereafter as an amount realized in a sale or exchange of the U.S. Holder’s F3 Shares. Such amounts will be taxable in accordance with the section below titled “Treatment of a Sale of Shares.”

A U.S. Holder’s initial tax basis in its F4 Shares generally will equal the fair market value of the F4 Shares on the Effective Date. A U.S. Holder’s holding period in its F4 Shares generally will begin on the Effective Date.

Treatment of a Sale of Shares

Subject to the PFIC rules discussed below, a U.S. Holder that sells or is treated as selling all or a portion of its F3 Shares or F4 Shares will recognize U.S. source capital gain or loss in an amount equal to the difference between (x) the sum of the amount of cash and fair market value of property received in the sale and the amount of any Canadian withholding tax withheld in respect of such U.S. Holder and (y) the U.S. Holder’s adjusted tax basis in such F3 Shares or F4 Shares. The gain or loss recognized generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the F3 Shares or F4 Shares is greater than one year as of the date of the sale.

Certain U.S. Holders, including individuals, may be eligible for preferential tax rates on long-term capital gains. A U.S. Holder’s ability to deduct capital losses is limited.

Treatment of Distributions on Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution with respect to its F3 Shares or F4 Shares, generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent such distribution is paid out of F3’s or F4’s, as applicable, current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

A dividend received by a non-corporate U.S. Holder will be taxable at a preferential rate, provided that (1) the F3 Shares or F4 Shares, as appliable, are readily tradable on an established securities market in the United States or F3 or F4, as applicable, is otherwise treated as a “qualified foreign corporation” within the meaning of the Code’s provisions governing qualified dividend income, (2) F3 or F4, as applicable, is not a PFIC in the taxable year in which such dividends are paid or any preceding taxable year such U.S. Holder held F3 Shares or F4 Shares, as applicable, (3) such U.S. Holder satisfies a holding period requirement, and (4) certain other requirements are met. A dividend received by a corporate U.S. Holder will generally be taxable at regular rates and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Distributions in excess of F3’s or F4’s, as applicable, current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its F3 Shares or F4 Shares, as applicable, and thereafter as an amount realized in a sale or exchange of the U.S. Holder’s F3 Shares or F4 Shares, as applicable. Such amounts will be taxable in accordance with the section above titled “Treatment of a Sale of Shares.”

Additional Tax on Investment Income

U.S. Holders who are individuals, estates, or trusts and whose income exceeds certain thresholds will be required to pay (in addition to U.S. federal income tax) a 3.8% tax on net investment income, including dividends and gains from the sale or other taxable disposition of F3 Shares or F4 Shares. U.S. Holders are urged to consult their tax advisors regarding whether this tax will apply to them.

Passive Foreign Investment Company Rules

In General

A foreign corporation is a PFIC for U.S. federal income tax purposes if either (A) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (B) at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of or produce passive income. Passive income generally includes dividends, interest, rents and royalties, and gains from the disposition of passive assets. F3 has not made any determination for any prior year whether it was then a PFIC. The determination of whether any corporation was, is or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the entire course of each such tax year and, as a result, cannot be predicted by F3 with certainty for the current tax year or for any future tax year as of the date of this document. Accordingly, there can be no assurance that F3 is not or will not become a PFIC for the current year or any future tax year. Nor can there be any assurance that the IRS will not challenge any determination F3 might make in the future concerning its PFIC status. If F3 is a PFIC for any year during which a U.S. Holder holds F3 Shares, such holder will be subject to the rules described below under Consequences of PFIC Status.

Each U.S. Holder should consult its own tax advisors regarding PFIC status.

In any year in which F3 is a PFIC, a U.S. Holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require, including IRS Form 8621. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. (See PFIC Reporting Requirements below.)

U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

Due to the limited assets and income streams of F4, the application of the PFIC rules discussed above are clearer and U.S. Holders should be aware that F4 expects to be a PFIC for the current taxable year and potentially for any future year.

Consequences of PFIC Status

Although F4 expects to be a PFIC, and F3 has not made a PFIC determination, either corporation’s actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. If either F3 is, or as F4 expects, F4 is, classified as a PFIC for any taxable year or portion of a taxable year that is included in a U.S. Holder’s holding period of such corporation’s shares, and the U.S. Holder does not timely make either a QEF election or does not or is not eligible to make a mark-to-market election, each as defined below, the U.S. Holder generally will be subject to the following “PFIC Distribution Rules” with respect to the applicable corporation’s shares:

●	Each distribution to the U.S. Holder will be deemed to be an “excess distribution” to the extent of its pro rata share of any excess of the aggregate of all distributions made to the U.S. Holder in the U.S. Holder’s current taxable year over 125% of the three-year moving average of such aggregates;

●	Gain recognized by a U.S. Holder on a sale or other disposition of shares will also be deemed to be an excess distribution;

●	Each excess distribution will be allocated pro rata to each day in the U.S. Holder’s holding period, up to the date of the distribution;

●	The amounts allocated to the U.S. Holder’s current taxable year, and the amounts allocated to the period in the U.S. Holder’s holding period which pre-dates such corporation’s status as a PFIC, if there is such a period, will be taxed as ordinary income (not long-term capital gain);

●	The amounts allocated to any other taxable year or part of a year will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	The tax liabilities that arise from the amounts allocated to each such other taxable year will accrue retroactive interest as unpaid taxes.

A U.S. Holder that holds shares in a year in which the relevant corporation is a PFIC will continue to be treated as owning shares of a PFIC in later years even if such corporation is no longer a PFIC in those later years.

QEF Election

If F4 or F3 is a PFIC, a U.S. Holder may avoid the PFIC Distribution Rules with respect to such corporation’s shares by making a timely QEF election during the first taxable year in which such corporation is a PFIC and in which the U.S. Holder holds or is deemed to hold such shares. If a U.S. Holder makes a QEF election, it will become subject to the following “QEF Allocation Rules”:

●	The U.S. Holder will include in its income in each of its taxable years in which or with which a taxable year of the corporation ends, its pro rata share of such corporation’s net capital gain (as long-term capital gain) and any other earnings and profits (as ordinary income), regardless of whether such corporation distributes such gain or earnings and profits to the U.S. Holder;

●	The U.S. Holder’s tax basis in its shares will be increased by the amount of such income inclusions;

●	Distributions of previously included earnings and profits will not be taxable in the U.S. to the U.S. Holder;

●	The U.S. Holder’s tax basis in its shares will be decreased by the amount of such distributions; and

●	Any gain recognized by the U.S. Holder on a sale, redemption or other taxable disposition of its shares will be taxable as capital gain and no interest charge will be imposed.

A U.S. Holder that makes a QEF election may make an additional election to defer payment of its liability for tax on included but undistributed income, but such deferred payments are subject to an interest charge.

A QEF election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year of the U.S. Holder to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

To comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from the corporation. If F4 determines it is a PFIC for any taxable year it will endeavor to provide each U.S. Holder such information as the IRS may require, including a PFIC annual information statement, to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that F4 will have timely knowledge of its status as a PFIC in the future or of the information required to be provided.

A U.S. Holder that makes a QEF election in the first taxable year in which the corporation is a PFIC and in which the U.S. Holder holds or is deemed to hold its shares will avoid the PFIC Distribution Rules and will not be subject to the QEF Allocation Rules in any taxable year of the corporation that ends within or with a taxable year of the U.S. Holder and in which such corporation is not a PFIC. However, if the U.S. Holder’s QEF election is not effective for each of the corporation’s taxable years in which it is a PFIC and in which the U.S. Holder holds or is deemed to hold such corporation’s shares, the PFIC Distribution Rules will apply to the U.S. Holder until the U.S. Holder makes a purging election. If a U.S. Holder makes a purging election the following occurs: (1) the U.S. Holder is deemed to sell its shares at their fair market value; (2) the gain recognized by the U.S. Holder in the deemed sale is taxed under the PFIC Distribution Rules; (3) the U.S. Holder obtains a new basis and holding period in its shares for PFIC purposes; and (4) the U.S. Holder becomes eligible to make a QEF election.

Mark-to-Market Election

If a PFIC’s shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, they would constitute “marketable stock” for purposes of the PFIC rules, and a U.S. Holder would not be subject to the foregoing PFIC rules if such U.S. Holder made a mark-to-market election with respect to such PFIC’s shares. It is expected that the F4 Shares will not be regularly traded, so the mark-to-market election is not expected to be available with respect to the F4 Shares.

Subsidiary PFICs

A PFIC may own interests in other entities that are classified as PFICs. In such event, a U.S. Holder will be deemed to own a portion of the parent corporation’s shares in such subsidiary PFIC and could incur liability under the PFIC Distribution Rules if the parent corporation receives a distribution from (including a sale of its shares in) a subsidiary PFIC, or if the U.S. Holder is otherwise deemed to have disposed of an interest in a subsidiary PFIC. F4 will endeavor to cause all subsidiary PFICs to provide U.S. Holders the information required to make or maintain QEF elections with respect to the subsidiary PFICs. If a U.S. Holder makes a QEF election with respect to a subsidiary PFIC, tracking the tax bases of the U.S. Holder’s interests in the tiered PFIC structure will become extremely complicated. There is no assurance that F4 will have timely knowledge of the PFIC status of any subsidiary. In addition, F4 may not hold a controlling interest in any such subsidiary PFIC and thus there can be no assurance it will be able to cause the subsidiary PFIC to provide the required information. U.S. Holders are urged to consult their tax advisors regarding the tax issues surrounding subsidiary PFICs.

PFIC Reporting Requirements

A U.S. Holder that owns or is deemed to own PFIC shares in any taxable year of the U.S. Holder may have to file an IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, (whether or not a QEF or market-to-market election is made) and provide such other information as may be required by the U.S. Treasury Department. Failure to file a required form or provide required information will extend the statute of limitations on assessment of a deficiency until the required form or information is furnished to the IRS.

The rules for PFICs, QEF elections and mark-to-market elections are complex and affected by various factors in addition to those described above. U.S. Holders are urged to consult their tax advisors regarding the application of the rules to their particular circumstances.

Foreign Tax Credits and Limitations

A U.S. Holder that pays, through withholding, Canadian tax, with respect to any dividends paid on F3 Shares or F4 Shares or in connection with the sale, redemption or other taxable disposition of F3 Shares or F4 Shares may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by such holder during the year. Complex limitations apply to foreign tax credits. Each U.S. Holder should consult its own tax advisor regarding applicable foreign tax credit rules.

Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or the amount of proceeds paid in foreign currency on the sale, exchange or other taxable disposition of F3 Shares or F4 Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S.

Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own tax advisors concerning issues related to foreign currency.

Backup Withholding and Information Reporting

The proceeds of a sale or deemed sale by a U.S. Holder of F3 Shares or F4 Shares may be subject to information reporting to the IRS and to U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes other required certifications, or that is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Specified Foreign Financial Assets Reporting

Certain U.S. Holders that hold “specified foreign financial assets” are generally required to attach to their annual returns a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets (and can be subject to substantial penalties for failure to file). The definition of specified foreign financial asset includes not only financial accounts maintained in foreign financial institutions, but also, if held for investment and not held in an account maintained by a financial institution, securities of non-U.S. issuers (subject to certain exceptions, including an exception for securities of non-U.S. issuers held in accounts maintained by domestic financial institutions). U.S. Holders are urged to consult their tax advisors regarding the possible reporting requirements with respect to their investments in F3 Shares or F4 Shares and the penalties for non-compliance.

THIS DISCUSSION IS GENERAL IN NATURE AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER IN LIGHT OF THE SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, OR TO CERTAIN TYPES OF SHAREHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER U.S. FEDERAL INCOME TAX LAWS. YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

INFORMATION CONCERNING F4 POST-ARRANGEMENT

For further information concerning F4 post-Arrangement, see Schedule “H” to this Circular.

INFORMATION CONCERNING F3 POST-ARRANGEMENT

For further information concerning F3 post-Arrangement, see Schedule “N” to this Circular. Additional information relating to F3 is available on SEDAR+ at www.sedarplus.ca.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca or on the Corporation’s website at www.f3uranium.com. Shareholders may contact the Corporation at (778) 484- 8030 to request copies of the Corporation’s financial statements and related management’s discussion and analysis.

Financial information is provided in the Corporation’s comparative consolidated financial statements and management’s discussion and analysis for its most recently completed financial year ended June 30, 2023. The Corporation’s comparative unaudited interim consolidated financial statements and related management’s discussion and analysis the period ended March 31, 2024 are also filed on SEDAR+ and attached as Schedule “P” to this Circular.

OTHER MATTERS

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board.

DATED this 28th day of June, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ “Dev Randhawa”

Chairman & Chief Executive Officer

SCHEDULE “A”

Arrangement Resolution

BE IT RESOLVED as a special resolution that:

1.	The arrangement agreement dated June 4, 2024 (the “Arrangement Agreement”) between F3 Uranium Corp. (“F3”) and F4 Uranium Corp. (“F4”), as it may be amended, modified or supplemented from time to time in accordance with its terms, attached as Schedule “D” to the notice of special meeting and management information circular (the “Circular”) of F3 dated effective June 28, 2024 and all transactions contemplated thereby are hereby confirmed, ratified and approved.

2.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act substantially as set forth in the plan of arrangement (the “Plan of Arrangement”), as it may be amended, modified or supplemented from time to time in accordance with the Arrangement Agreement and its terms, attached as Exhibit “I” to the Arrangement Agreement attached as Schedule “E” to the Circular is hereby approved and authorized.

3.	The Arrangement Agreement and all of the transactions contemplated therein, the actions of the directors of F3 in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of F3 in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto are hereby confirmed, ratified and approved.

4.	F3 is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented from time to time).

5.	Notwithstanding that this special resolution has been passed by the shareholders of F3 or has received the approval of the Court, the board of directors of F3 may amend the Arrangement Agreement and the Plan of Arrangement to the extent permitted by the Arrangement Agreement and/or decide not to proceed with the Arrangement or revoke this special resolution at any time prior to the filing of the certified copy of the court order approving the Arrangement with the Registrar of Companies for British Columbia without further approval of the shareholders of F3.

6.	Any one director or officer of F3 is hereby authorized, for and on behalf of F3, to execute and deliver, whether under the corporate seal of F3 or otherwise, all documents, filings and instruments and take all such other actions as may be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, filings or instruments and the taking of any such actions.

SCHEDULE “B”

F4 Option Plan Resolution

BE IT RESOLVED that:

1.	Subject to the completion of the arrangement involving F3 Uranium Corp. (“F3”) and F4 Uranium Corp. (“F4”), as more particularly described in the notice of special meeting and management information circular (the “Circular”) of F3 dated effective June 28, 2024, the stock option plan substantially in the form attached as Schedule “L” to the Circular is hereby authorized, approved and ratified on behalf of F4 and F4’s shareholders as the stock option plan for F4; and

2.	Any one director or officer of F4 is hereby authorized, for and on behalf of F4, to execute and deliver, whether under the corporate seal of F4 or otherwise, all documents, filings and instruments and take all such other actions as may be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, filings or instruments and the taking of any such actions.

SCHEDULE “C”

F4 Equity Incentive Plan Resolution

BE IT RESOLVED that:

1.	Subject to the completion of the arrangement involving F3 Uranium Corp. (“F3”) and F4 Uranium Corp. (“F4”), as more particularly described in the notice of special meeting and management information circular (the “Circular”) of F3 dated effective June 28, 2024, the equity incentive plan substantially in the form attached as Schedule “M” to the Circular is hereby authorized, approved and ratified on behalf of F4 and F4’s shareholders as the equity incentive plan for F4; and

2.	Any one director or officer of F4 is hereby authorized, for and on behalf of F4, to execute and deliver, whether under the corporate seal of F4 or otherwise, all documents, filings and instruments and take all such other actions as may be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, filings or instruments and the taking of any such actions.

SCHEDULE “D”

Arrangement Agreement, including Plan of Arrangement

(see attached)

66

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 4th day of June, 2024.

BETWEEN:

F3 URANIUM CORP., a corporation existing under the Canada Business Corporations Act

(“F3”)

AND:

F4 URANIUM CORP., a corporation existing under the Canada Business Corporations Act

(“F4”)

WHEREAS:

(A)          F3 is the registered and beneficial owner of all of the issued and outstanding F4 Shares;

(B)          F3 and F4 wish to proceed with a corporate restructuring by way of a statutory arrangement under the CBCA, pursuant to which F3 and F4 will participate in a series of transactions whereby, among other things, F3 will distribute the F4 Shares such that the holders of F3 Shares (other than Dissenting Shareholders) will become holders of 100% of the issued and outstanding F4 Shares;

(C)          F3 proposes to convene a meeting of the F3 Shareholders to consider the Arrangement on the terms and conditions set forth in the Plan of Arrangement attached as Exhibit I hereto; and

(D)          Each of the parties to this Agreement has agreed to participate in and support the Arrangement.

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND EXHIBIT

1.1         Definitions. In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Agreement” means this arrangement agreement, including the exhibits attached hereto as the same may be supplemented or amended from time to time;

(b)	“Arrangement” means an arrangement under Section 192 of the CBCA substantially on the terms and conditions set forth in the Plan of Arrangement and any amendment or variation thereto made in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court;

(c)	“Arrangement Provision” means Section 192 of the CBCA;

(d)	“Arrangement Resolutions” means the special resolutions of the F3 Shareholders to approve the Arrangement, as required by the Interim Order and the CBCA;

(e)	“Articles of Arrangement” means the articles of arrangement of F3 to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall be in form and content satisfactory to F3 and F4;

(f)	“Board of Directors” means the current and existing board of directors of F3;

(g)	“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(h)	“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

(i)	“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

(j)	“Constating Documents” means, in respect of F3 and F4, articles of incorporation, amalgamation, arrangement or continuation, as applicable, by-laws and all amendments to such articles or by-laws;

(k)	“Court” means the Supreme Court of British Columbia;

(l)	“Director” means the Director as appointed under Section 260 of the CBCA;

(m)	“Dissent Procedures” means the rules pertaining to the exercise of Dissent Rights as set forth in Section 190 of the CBCA and Article 5 of the Plan of Arrangement;

(n)	“Dissent Rights” means the right of a registered F3 Shareholder to dissent from the Arrangement Resolutions in accordance with the provisions of the CBCA, as modified by the Interim Order, and to be paid the fair value of the F3 Shares in respect of which the holder dissents;

(o)	“Dissenting Shareholder” means a registered holder of F3 Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(p)	“Effective Date” means the effective date of the Arrangement as indicated on the Certificate of Arrangement, which shall be two Business Days following the date on which all of the conditions precedent to the completion of the Arrangement have been satisfied or waived in accordance with the Arrangement Agreement (other than conditions which cannot, by their terms, be satisfied until the Effective Date, but subject to satisfaction or waiver of such conditions as of the Effective Date) or such other date as may be mutually agreed by F3 and F4, and F3 and F4 shall execute a certificate confirming the Effective Date;

(q)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as agreed to in writing by F3 and F4;

(r)	“F3 Class A Shares” means the renamed and redesignated F3 Shares as described in Section 3.1(b)(i) of the Plan of Arrangement;

(s)	“F3 Meeting” means the special meeting of the F3 Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(t)	“F3 Options” means options to acquire F3 Shares, including options under the terms of which are deemed exercisable for F3 Shares, that are outstanding immediately prior to the Effective Time;

(u)	“F3 Replacement Option” means an option to acquire a New F3 Share to be issued by F3 to a holder of a F3 Option pursuant to Section 3.1(d) of the Plan of Arrangement;

(v)	“F3 RSU Plan” means the existing restricted share unit plan of F3, as updated and amended from time to time;

(w)	“F3 RSUs” means restricted share units issued pursuant to the F3 RSU Plan that are outstanding immediately prior to the Effective Time;

(x)	“F3 Shareholder” means a holder of F3 Shares;

(y)	“F3 Shares” means the common shares without par value which F3 is authorized to issue as the same are constituted on the date hereof;

(z)	“F3 Stock Option Plan” means the existing stock option plan of F3, as updated and amended from time to time;

(aa)	“F3 Warrants” means the share purchase warrants of F3 exercisable to acquire F3 Shares, including warrants under the terms of which are deemed exercisable for F3 Shares, that are outstanding immediately prior to the Effective Time;

(bb)	“F4 Options” means share purchase options issued pursuant to the F4 Stock Option Plan, including the F4 Options pursuant to Section 3.1(d) of the Plan of Arrangement;

(cc)	“F4 Shares” means the common shares without par value which F4 is authorized to issue as the same are constituted on the date hereof;

(dd)	“F4 RSU” means restricted share units governed pursuant to the F4 RSU Plan; (ee) “F4 RSU Plan” means the F4 Uranium Corp. Restricted Share Unit Plan in substantially the form set forth in the Information Circular to be sent to F3 Shareholders in connection with the F3 Meeting;

(ff)	“F4 Stock Option Plan” means the stock option plan to be adopted by F4 in accordance with Section 4.3 of this Agreement on substantially similar terms as the F3 Stock Option Plan and as may otherwise be modified, amended or restated as more particularly set forth in the Information Circular;

(gg)	“Final Order” means the final order of the Court approving the Arrangement;

(hh)	“In the Money Amount” at a particular time with respect to a F3 Option, F3 Replacement Option or F4 Option means the amount, if any, by which the fair market value of the underlying security exceeds the exercise price of the relevant option at such time;

(ii)	“Information Circular” means the management information circular of F3, including all schedules thereto, to be sent to the F3 Shareholders in connection with the F3 Meeting, together with any amendments or supplements thereto;

(jj)	“Interim Order” means the interim order of the Court providing advice and directions in connection with the F3 Meeting and the Arrangement;

(kk)	“New F3 RSU” means a restricted share unit to be issued to a holder of an F3 RSU pursuant to Section 3.1(f) of the Plan of Arrangement;

(ll)	“New F3 Shares” means the new class of common shares without par value which F3 will create and issue as described in Section 3.1(b)(ii) of the Plan of Arrangement and for which the F3 Class A Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the F3 Shares;

(mm)	“party” means either F3 or F4 and “parties” means, collectively, F3 and F4;

(nn)	“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(oo)	“Plan of Arrangement” means the plan of arrangement attached to this Agreement as Exhibit I, as the same may be amended from time to time;

(pp)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended; and (qq) “U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2          Currency. All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3          Interpretation Not Affected by Headings. The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and the exhibits hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4          Number and Gender. In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

1.5          Date for any Action. In the event that any date on which any action is required to be taken hereunder by F3 or F4 is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6          Meaning. Words and phrases used herein and defined in the CBCA shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.7          Exhibits. Attached hereto and deemed to be incorporated into and form part of this Agreement as Exhibit I is the Plan of Arrangement.

ARTICLE 2
ARRANGEMENT

2.1          Arrangement. The parties agree to effect the Arrangement pursuant to the Arrangement Provision on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2          Effective Date of Arrangement. The Arrangement shall become effective on the Effective Date as set out in the Plan of Arrangement.

2.3          Commitment to Effect. Subject to termination of this Agreement pursuant to Article 6 hereof, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Plan of Arrangement to become effective by no later than June 4, 2024, or by such other date as F3 and F4 may determine, and in conjunction therewith to cause the conditions described in Section 5.1 to be complied with prior to the Effective Date. Without limiting the generality of the foregoing, the parties shall proceed forthwith to apply for the Interim Order and F3 shall call the F3 Meeting and mail the Information Circular to the F3 Shareholders.

2.4          Articles of Arrangement. Subject to the rights of termination contained in Article 6 hereof, upon the F3 Shareholders approving the Arrangement Resolutions in accordance with the provisions of the Interim Order and the CBCA, F3 obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, F3 on its behalf and on behalf of F4 shall file with the Director:

(a)	the records and information required by the Director pursuant to the Arrangement Provision; and

(b)	the Articles of Arrangement.

2.5          U.S. Securities Law Matters. The parties agree that the Arrangement will be carried out with the intention that the New F3 Shares and the F4 Shares delivered upon completion of the Arrangement to F3 Shareholders will be issued by F3 and F4 in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court and the Court will hold a hearing approving the fairness of the terms and conditions of the Arrangement;

(b)	prior to the hearing required to approve the Arrangement, the Court will be advised as to the intention of the parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(c)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to the F3 Shareholders subject to the Arrangement;

(d)	F3 will ensure that each F3 Shareholder entitled to receive New F3 Shares and F4 Shares on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)	the F3 Shareholder entitled to receive New F3 Shares and F4 Shares on completion of the Arrangement will be advised that the New F3 Shares and F4 Shares issued in the Arrangement have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the terms and conditions of the Arrangement is approved by the Court as being fair, substantively and procedurally, to the F3 Shareholders;

(g)	the Interim Order approving the F3 Meeting will specify that each F3 Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as the F3 Shareholder enters an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) under the U.S. Securities Act; and

(h)	the Final Order shall include a statement substantially to the following effect:

(i)	“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the issuance of New F3 Shares and F4 Shares pursuant to the Plan of Arrangement.”

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1          Representations and Warranties. Each of the parties hereby represents and warrants to the other party that:

(a)	it is a corporation duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation, and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;

(b)	it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and to consummate the transactions contemplated herein and this Agreement has been duly executed and delivered by it;

(c)	neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of (i) any provision of its Constating Documents or other governing corporate documents, (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it, or (iii) any agreement or instrument to which it is a party or by which it is bound; and

(d)	no dissolution, winding up, bankruptcy, liquidation or similar proceedings has been commenced or are pending or proposed in respect of it.

ARTICLE 4
COVENANTS

4.1          Covenants. Each of the parties covenants with the other that it will do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement.

4.2       Interim Order and Final Order. The parties acknowledge that F3 will apply to and obtain from the Court, pursuant to the Arrangement Provision, the Interim Order providing for, among other things, the calling and holding of the F3 Meeting for the purpose of considering and, if deemed advisable, approving and adopting the Arrangement Resolutions. The parties each covenant and agree that if the approval of the Arrangement by the F3 Shareholders as set out in Section 5.1(b) hereof is obtained, F3 will thereafter (subject to the exercise of any discretionary authority granted to F3’s directors) take the necessary actions to submit the Arrangement to the Court for approval and apply for the Final Order and, subject to compliance with any of the other conditions provided for in Article 5 hereof and to the rights of termination contained in Article 6 hereof, file the material described in Section 2.4 with the Director.

4.3          F4 Stock Option Plan. In connection with, but prior to, the Arrangement, F4 shall adopt the F4 Stock Option Plan, which shall be substantially in the form attached to the Information Circular.

4.4          F3 Options. The parties acknowledge that pursuant to the Arrangement, each F3 Option then outstanding to acquire one F3 Share shall be transferred and exchanged for:

(a)	one F3 Replacement Option to acquire one New F3 Share having an exercise price equal to the product of the original exercise price of the F3 Option multiplied by the fair market value of a New F3 Share at the Effective Time divided by the total of the fair market value of a New F3 Share and the fair market value of one-tenth of a F4 Share at the Effective Time; and

(b)	one F4 Option to acquire one-tenth of a F4 Share, each whole F4 Option having an exercise price equal to the product of the original exercise price of the F3 Option multiplied by the fair market value of one-tenth of a F4 Share at the Effective Time divided by the total of the fair market value of one New F3 Share and one-tenth of a F4 Share at the Effective Time, provided that the aforesaid exercise prices shall be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amount of the F3 Replacement Option and the F4 Option immediately after the exchange does not exceed the In the Money Amount immediately before the exchange of the F3 Option so exchanged and solely with respect to U.S. taxpayers, ensure compliance with applicable provisions of the Internal Revenue Code of 1986, as amended. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of F3 Options; and F4 agrees to promptly issue F4 Shares upon the due exercise of F4 Options.

4.5          F3 Warrants. The parties acknowledge that, from and after the Effective Date, all F3 Warrants shall entitle the holder to receive, upon due exercise of the F3 Warrant, for the original exercise price:

(a)	one New F3 Share for each F3 Share that was issuable upon due exercise of the F3 Warrant immediately prior to the Effective Time; and

(b)	one-tenth of a F4 Share for each F4 Share that was issuable upon due exercise of the F3 Warrant immediately prior to the Effective Time;

and F4 hereby covenants that it shall forthwith upon receipt of written notice from F3 from time to time issue, as directed by F3, that number of F4 Shares as may be required to satisfy the foregoing.

F3 shall, as agent for F4, collect and pay to F4 an amount for each one-tenth of a F4 Share so issued that is equal to the exercise price under the F3 Warrant multiplied by 0.1.

4.6          F3 RSUs. The parties acknowledge that pursuant to the Arrangement, each F3 RSU then outstanding to acquire one F3 Share shall be transferred and exchanged for:

(a)	one New F3 RSU to acquire one New F3 Share and having the same vesting conditions and other terms as the F3 RSU; and

(b)	one F4 RSU to acquire one-tenth of a F4 Share as governed by the F4 RSU Plan.

It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of F3 RSUs. Accordingly, and notwithstanding the foregoing, the number of shares receivable under the New F3 RSUs and F4 RSUs will be adjusted such that the aggregate fair market value of such shares receivable immediately after the exchange does not exceed the fair market value of the F3 Shares receivable immediately before the exchange; and F4 agrees to promptly issue F4 Shares upon the due exercise of F4 RSUs.

ARTICLE 5
CONDITIONS

5.1          Conditions Precedent. The respective obligations of the parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to F3;

(b)	the Arrangement Resolutions, with or without amendment, shall have been approved and adopted at the F3 Meeting in accordance with the Arrangement Provision, the Constating Documents of F3, the Interim Order and the requirements of any applicable regulatory authorities;

(c)	the Final Order shall have been obtained in form and substance satisfactory to each of F3 and F4;

(d)	all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances each in form acceptable to F3 and F4;

(e)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Plan of Arrangement;

(f)	no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement and Plan of Arrangement, including any material change to the income tax laws of Canada, which would reasonably be expected to have a material adverse effect on any of F3, the F3 Shareholders or F4 if the Arrangement is completed;

(g)	notices of dissent pursuant to Article 5 of the Plan of Arrangement shall not have been delivered by F3 Shareholders holding greater than 5% of the outstanding F3 Shares;] and

(h)	this Agreement shall not have been terminated under Article 6 hereof.

Except for the conditions set forth in Sections 5.1(a), (b), (c) and (h), which may not be waived, any of the other conditions in this Section 5.1 may be waived by either F3 or F4 at its discretion.

5.2          Pre-Closing. Unless this Agreement is terminated earlier pursuant to the provisions hereof, the parties shall meet at the offices of Blake, Cassels & Graydon LLP, Suite 3500, 1133 Melville Street, The Stack, Vancouver, British Columbia V6E 4E5, at 9:00 a.m. on the Business Day immediately preceding the Effective Date, or at such other location or at such other time or on such other date as they may mutually agree, and each of them shall deliver to the other of them:

(a)	the documents required to be delivered by it hereunder to complete the transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the occurrence of the Effective Date; and

(b)	written confirmation as to the satisfaction or waiver by it of the conditions in its favour contained in this Agreement.

5.3          Merger of Conditions. The conditions set out in Section 5.1 hereof shall be conclusively deemed to have been satisfied, waived or released upon the occurrence of the Effective Date.

5.4         Merger of Representations, Warranties and Covenants. The representations and warranties in Section 3.1 shall be conclusively deemed to be correct as of the Effective Date and the covenants in Section 4.1 hereof shall be conclusively deemed to have been complied with in all respects as of the Effective Date, and each shall accordingly merge in and not survive the effectiveness of the Arrangement.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1          Amendment. Subject to any mandatory applicable restrictions under the Arrangement Provision or the Final Order, this Agreement, including the Plan of Arrangement, may at any time and from time to time before or after the holding of the F3 Meeting, but prior to the Effective Date, be amended by the written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the F3 Shareholders.

6.2          Termination. Subject to Section 6.3, this Agreement may at any time before or after the holding of the F3 Meeting, and before or after the granting of the Final Order, but in each case prior to the Effective Date, be terminated by direction of the Board of Directors of F3 without further action on the part of the F3 Shareholders and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion by the Board of Directors of F3 to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

6.3          Cessation of Right. The right of F3 or F4 or any other party to amend or terminate the Plan of Arrangement pursuant to Section 6.1 and Section 6.2 shall be extinguished upon the occurrence of the Effective Date.

ARTICLE 7
GENERAL

7.1          Notices. All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered or sent by fax or, addressed as follows:

in the case of F3:

in the case of F4:

in each case with a copy to:

7.2          Assignment. Neither of the parties may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other.

7.3          Binding Effect. This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns.

7.4          Waiver. Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release.

7.5          Governing Law. This Agreement shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

7.6          Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

7.7          Expenses. All expenses incurred by a party in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby shall be borne by the party that incurred the expense or as otherwise mutually agreed by the parties.

7.8          Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

7.9          Time of Essence. Time is of the essence of this Agreement.

[The remainder of this page has intentionally been left blank.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

F3 URANIUM CORP.

Per:
Authorized Signatory

F4 URANIUM CORP.

Per:
Authorized Signatory

EXHIBIT I

TO THE ARRANGEMENT AGREEMENT
DATED AS OF THE 4TH DAY OF JUNE, 2024 BETWEEN
F3 URANIUM CORP. AND
F4 URANIUM CORP.

PLAN OF ARRANGEMENT
UNDER SECTION 192 OF

THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
EFINITIONS AND INTERPRETATION

1.1          Definitions. In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Arrangement” means the arrangement pursuant to the Arrangement Provision on the terms and conditions set out herein;

(b)	“Arrangement Agreement” means the arrangement agreement dated as of June 4, 2024 between F3 and F4, as may be supplemented or amended from time to time;

(c)	“Articles of Arrangement” means the articles of arrangement of F3 to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall be in form and content satisfactory to F3 and F4;

(d)	“Arrangement Provision” means Section 192 of the CBCA;

(e)	“Arrangement Resolutions” means the special resolutions of the F3 Shareholders to approve the Arrangement, as required by the Interim Order and the CBCA;

(f)	“Board of Directors” means the current and existing board of directors of F3;

(g)	“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(h)	“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

(i)	“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

(j)	“Court” means the Supreme Court of British Columbia;

(k)	“Depositary” means Computershare Investor Services Inc., or such other depositary as F3 may determine;

(l)	“Director” means the Director as appointed under Section 260 of the CBCA;

(m)	“Dissent Procedures” means the rules pertaining to the exercise of Dissent Rights as set forth in Section 190 of the CBCA and Article 5 of this Plan of Arrangement;

(n)	“Dissent Rights” means the rights of dissent granted in favour of registered holders of F3 Shares in accordance with Article 5 of this Plan of Arrangement;

(o)	“Dissenting Share” has the meaning given in Section 3.1(a) of this Plan of Arrangement;

(p)	“Dissenting Shareholder” means a registered holder of F3 Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement in strict compliance with the Dissent Procedures and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(q)	“Effective Date” means the effective date of the Arrangement as indicated on the Certificate of Arrangement, which shall be two Business Days following the date on which all of the conditions precedent to the completion of the Arrangement have been satisfied or waived in accordance with the Arrangement Agreement (other than conditions which cannot, by their terms, be satisfied until the Effective Date, but subject to satisfaction or waiver of such conditions as of the Effective Date) or such other date as may be mutually agreed by F3 and F4, and F3 and F4 shall execute a certificate confirming the Effective Date;

(r)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as agreed to in writing by F3 and F4;

(s)	“F3” means F3 Uranium Corp., a corporation existing under the CBCA;

(t)	“F3 Class A Shares” means the renamed and redesignated F3 Shares as described in Section 3.1(b)(i) of this Plan of Arrangement;

(u)	“F3 Meeting” means the special meeting of the F3 Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(v)	“F3 Optionholders” means the holders of F3 Options on the Effective Date;

(w)	“F3 Options” means options to acquire F3 Shares, including options under the terms of which are deemed exercisable for F3 Shares, that are outstanding immediately prior to the Effective Time;

(x)	“F3 Replacement Option” means an option to acquire a New F3 Share to be issued by F3 to a holder of a F3 Option pursuant to Section 3.1(d) of the Plan of Arrangement;

(y)	“F3 RSU Plan” means the existing restricted share unit plan of F3, as updated and amended from time to time;

(z)	“F3 RSUs” means restricted share units issued pursuant to the F3 RSU Plan that are outstanding immediately prior to the Effective Time;

(aa)	“F3 Shareholder” means a holder of F3 Shares;

(bb)	“F3 Shares” means the common shares without par value which F3 is authorized to issue as the same are constituted on the date hereof;

(cc)	“F3 Warrantholders” means the holders of F3 Warrants on the Effective Date;

(dd)	“F3 Warrants” means the share purchase warrants of F3 exercisable to acquire F3 Shares, including warrants under the terms of which are deemed exercisable for F3 Shares, that are outstanding immediately prior to the Effective Time;

(ee)	“F4” means F4 Uranium Corp., a company existing under the CBCA;

(ff)	“F4 Options” means share purchase options issued pursuant to the F4 Stock Option Plan, including the F4 Options pursuant to Section 3.1(b) of this Plan of Arrangement;

(gg)	“F4 RSU” means restricted share units governed pursuant to the F4 RSU Plan;

(hh)	“F4 RSU Plan” means the F4 Uranium Corp. Restricted Share Unit Plan in substantially the form set forth in the Information Circular to be sent to F3 Shareholders in connection with the F3 Meeting;

(ii)	“F4 Shareholder” means a holder of F4 Shares;

(jj)	“F4 Shares” means the common shares without par value which F4 is authorized to issue as the same are constituted on the date hereof;

(kk)	“F4 Stock Option Plan” means the stock option plan to be adopted by F4 pursuant to the Arrangement Agreement and this Plan of Arrangement, in substantially the form set forth in the Information Circular to be sent to F3 Shareholders in connection with the F3 Meeting;

(ll)	“Final Order” means the final order of the Court approving the Arrangement; (mm) “In the Money Amount” at a particular time with respect to a F3 Option, F3 Replacement Option or F4 Option means the amount, if any, by which the fair market value of the underlying security exceeds the exercise price of the relevant option at such time;

(nn)	“Information Circular” means the management information circular of F3, including all schedules thereto, to be sent to the F3 Shareholders in connection with the F3 Meeting, together with any amendments or supplements thereto;

(oo)	“Interim Order” means the interim order of the Court providing advice and directions in connection with the F3 Meeting and the Arrangement;

(pp)	“Letter of Transmittal” means the letter of transmittal in respect of the Arrangement to be sent to F3 Shareholders together with the Information Circular;

(qq)	“New F3 RSU” means a restricted share unit to be issued to a holder of a F3 RSU pursuant to Section 3.1(f) of this Plan of Arrangement;

(rr)	“New F3 Shares” means a new class of voting common shares without par value which F3 will create and issue as described in Section 3.1(b)(i) of this Plan of Arrangement and for which the F3 Class A Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the F3 Shares;

(ss)	“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of F3 Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 5;

(tt)	“Plan of Arrangement” means this plan of arrangement, as the same may be amended from time to time;

(uu)	“Share Distribution Record Date” means the close of business on the Business Day immediately preceding the Effective Date for the purpose of determining the F3 Shareholders entitled to receive New F3 Shares and F4 Shares pursuant to this Plan of Arrangement or such other date as the Board of Directors may select;

(vv)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended; and

(ww)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2          Interpretation Not Affected by Headings. The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specifically indicated, the terms “this Plan of Arrangement”, “hereof”, “hereunder” and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

1.3          Number and Gender. Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

1.4          Meaning. Words and phrases used herein and defined in the CBCA shall have the same meaning herein as in the CBCA, unless the context otherwise requires.

1.5          Date for any Action. If any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

1.6          Governing Law. This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1          Arrangement Agreement. This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2          Arrangement Effectiveness. The Arrangement and this Plan of Arrangement shall become final and conclusively binding on F3, the F3 Shareholders (including Dissenting Shareholders), F3 Optionholders, F3 Warrantholders and F4 Shareholders at the Effective Time without any further act or formality as required on the part of any person, except as expressly provided herein.

ARTICLE 3
THE ARRANGEMENT

3.1          The Arrangement. Commencing at the Effective Time, the following shall occur and be deemed to occur in the following chronological order without further act or formality notwithstanding anything contained in the provisions attaching to any of the securities of F3 or F4, but subject to the provisions of Article 5:

(a)	each F3 Share outstanding in respect of which a Dissenting Shareholder has validly exercised his, her or its Dissent Rights (each, a “Dissenting Share”) shall be directly transferred and assigned by such Dissenting Shareholder to F3, without any further act or formality and free and clear of any liens, charges and encumbrances of any nature whatsoever, and will be cancelled and cease to be outstanding and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value for their F3 Shares by F3;

(b)	the share capital of F3 shall be reorganized by:

(i)	renaming and redesignating all of the issued and unissued F3 Shares as “Class A common shares without par value” and amending the special rights and restrictions attached to those shares to provide the holders thereof with two votes in respect of each share held, being the “F3 Class A Shares”; and

(ii)	creating a new class consisting of an unlimited number of “common shares without par value” with terms and special rights and restrictions identical to those of the F3 Shares immediately prior to the Effective Time, being the “New F3 Shares”;

(c)	F3’s Articles shall be amended to reflect the alterations in Section 3.1(b);

(d)	each F3 Option then outstanding to acquire one F3 Share shall be transferred and exchanged for:

(i)	one F3 Replacement Option to acquire one New F3 Share having an exercise price equal to the product of the original exercise price of the F3 Option multiplied by the fair market value of a New F3 Share at the Effective Time divided by the total of the fair market value of a New F3 Share and the fair market value of one-tenth of a F4 Share at the Effective Time; and

(ii)	one F4 Option to acquire one-tenth of a F4 Share, each whole F4 Option having an exercise price equal to the product of the original exercise price of the F3 Option multiplied by the fair market value of one-tenth of a F4 Share at the Effective Time divided by the total of the fair market value of one New F3 Share and one-tenth of a F4 Share at the Effective Time, provided that the aforesaid exercise prices shall be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amount of the F3 Replacement Option and the F4 Option immediately after the exchange does not exceed the In the Money Amount immediately before the exchange of the F3 Option so exchanged and solely with respect to U.S. taxpayers, ensure compliance with applicable provisions of the Internal Revenue Code of 1986, as amended. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of F3 Options;

(e)	each F3 Warrant then outstanding shall be deemed to be amended to entitle the F3 Warrantholder to receive, upon due exercise of the F3 Warrant, for the original exercise price:

(i)	one New F3 Share for each F3 Share that was issuable upon due exercise of the F3 Warrant immediately prior to the Effective Time; and

(ii)	one-tenth of a F4 Share for each F3 Share that was issuable upon due exercise of the F3 Warrant immediately prior to the Effective Time;

(f)	each F3 RSU then outstanding to acquire one F3 Share shall be transferred and exchange for:

(i)	one New F3 RSU to acquire one New F3 Share and having the same vesting conditions and other terms as the F3 RSU; and

(ii)	one F4 RSU to acquire one-tenth of a F4 Share as governed by the F4 RSU Plan.

It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of F4 RSUs. Accordingly, and notwithstanding the foregoing, the number of shares receivable under the New F3 RSUs and F4 RSUs will be adjusted such that the aggregate fair market value of such shares receivable immediately after the exchange does not exceed the fair market value of the F3 Shares receivable immediately before the exchange;

(g)	each issued and outstanding F3 Class A Share outstanding on the Share Distribution Record Date shall be exchanged as part of the reorganization of the share capital of F3 and in accordance with section 86 of the Tax Act, for: (i) one New F3 Share; and (ii) one-tenth of a F4 Share, the holders of the F3 Class A Shares will be removed from the central securities register of F3 as the holders of such and will be added to the central securities register of F3 as the holders of the number of New F3 Shares that they have received on the exchange set forth in this Section 3.1(g), and the F4 Shares transferred to the then holders of the F3 Class A Shares will be registered in the name of the former holders of the F3 Class A Shares and F3 will provide F4 and its registrar and transfer agent notice to make the appropriate entries in the central securities register of F4;

(h)	all of the issued F3 Class A Shares shall be cancelled with the appropriate entries being made in the central securities register of F3, and the aggregate paid-up capital (as that term is used for purposes of the Tax Act) of the New F3 Shares will be equal to that of the F3 Shares immediately prior to the Effective Time less the fair market value of the F4 Shares distributed pursuant to Section 3.1(g); and

(i)	the Articles of F3 shall be amended to reflect the alterations in Section 3.1(h).

3.2          No Fractional Shares or Options. Notwithstanding any other provision of this Arrangement, while each F3 Shareholder’s fractional shares and each holder of F3 Option’s fractional options, respectively, will be combined, no fractional F4 Shares shall be distributed to the F3 Shareholders and no fractional F4 Options shall be distributed to the holders of F3 Options, and, as a result, all fractional amounts arising under this Plan of Arrangement shall be rounded down to the next whole number without any compensation therefor. Any F4 Shares not distributed as a result of so rounding down shall be cancelled by F4.

3.3         Share Distribution Record Date. In Section 3.1(g) the reference to a holder of a F3 Class A Share shall mean a person who is a F3 Shareholder on the Share Distribution Record Date, subject to the provisions of Article 5.

3.4          Deemed Fully Paid and Non-Assessable Shares. All New F3 Shares, F3 Class A Shares and F4 Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the CBCA.

3.5         Supplementary Actions. Notwithstanding that the transactions and events set out in Section 3.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of F3 and F4 shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in Section 3.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any necessary additions to or deletions from share registers, and agreements for stock options and restricted share units.

3.6          Withholding. Each of F3, F4 and the Depositary shall be entitled to deduct and withhold from any cash payment or any issue, transfer or distribution of New F3 Shares, F4 Shares, F3 Replacement Options or F4 Options made pursuant to this Plan of Arrangement such amounts as may be required to be deducted and withheld pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of this Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under the Plan of Arrangement. Without limiting the generality of the foregoing, any New F3 Shares or F4 Shares so deducted and withheld may be sold on behalf of the person entitled to receive them for the purpose of generating cash proceeds, net of brokerage fees and other reasonable expenses, sufficient to satisfy all remittance obligations relating to the required deduction and withholding, and any cash remaining after such remittance shall be paid to the person forthwith.

3.7          No Liens. Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, restrictions, adverse claims or other claims of third parties of any kind.

3.8          U.S. Securities Law Matters. The Court is advised that the Arrangement will be carried out with the intention that all securities issued on completion of the Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act.

ARTICLE 4
CERTIFICATES

4.1          F3 Class A Shares. Recognizing that the F3 Shares shall be renamed and redesignated as F3 Class A Shares pursuant to Section 3.1(b)(i) and that the F3 Class A Shares shall be exchanged partially for New F3 Shares pursuant to Section 3.1(g), F3 shall not issue replacement share certificates representing the F3 Class A Shares.

4.2          F4 Share Certificates. As soon as practicable following the Effective Date, F4 shall deliver or cause to be delivered to the Depositary certificates representing the F4 Shares required to be issued to registered holders of F3 Shares as at immediately prior to the Effective Time in accordance with the provisions of Section 3.1(g) of this Plan of Arrangement, which certificates shall be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1 hereof.

4.3          New F3 Share Certificates. As soon as practicable following the Effective Date, F3 shall deliver or cause to be delivered to the Depositary certificates representing the New F3 Shares required to be issued to registered holders of F3 Shares as at immediately prior to the Effective Time in accordance with the provisions of Section 3.1(g) of this Plan of Arrangement, which certificates shall be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1 hereof.

4.4          Interim Period. Any F3 Shares traded after the Share Distribution Record Date will represent New F3 Shares as of the Effective Date and shall not carry any rights to receive F4 Shares.

4.5          Stock Option Agreements. The stock option agreements for the F3 Options shall be deemed to be amended by F3 to reflect the adjusted exercise price of the F3 Replacement Options, and F4 shall enter into stock option agreements for the F4 Options issued pursuant to Section 3.1(d) of this Plan of Arrangement.

ARTICLE 5
RIGHTS OF DISSENT

5.1          Dissent Right. Registered holders of F3 Shares may exercise Dissent Rights with respect to their F3 Shares in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in the Dissent Procedures, as they may be amended by the Interim Order, Final Order or any other order of the Court, and provided that such dissenting Shareholder delivers a written notice of dissent to F3 at least two Business Days before the day of the F3 Meeting or any adjournment or postponement thereof.

5.2          Dealing with Dissenting Shares. F3 Shareholders who duly exercise Dissent Rights with respect to their Dissenting Shares and who:

(a)	are ultimately entitled to be paid fair value for their Dissenting Shares by F3 shall be deemed to have transferred their Dissenting Shares to F3 for cancellation as of the Effective Time pursuant to Section 3.1(a); or

(b)	for any reason are ultimately not entitled to be paid for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting F3 Shareholder and shall receive New F3 Shares and F4 Shares on the same basis as every other non-dissenting F3 Shareholder;

but in no case shall F3 be required to recognize such persons as holding F3 Shares on or after the Effective Date.

5.3          Reservation of F4 Shares. If a F3 Shareholder exercises Dissent Rights, F3 shall, on the Effective Date, set aside and not distribute that portion of the F4 Shares which is attributable to the F3 Shares for which Dissent Rights have been exercised. If the dissenting F3 Shareholder is ultimately not entitled to be paid for their Dissenting Shares, F3 shall distribute to such F3 Shareholder their pro rata portion of the F4 Shares. If a F3 Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then F3 shall retain the portion of the F4 Shares attributable to such F3 Shareholder and such shares will be dealt with as determined by the Board of Directors of F3 in its discretion.

ARTICLE 6
DELIVERY OF SHARES

6.1          Delivery of Shares.

(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding F3 Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the New F3 Shares and a certificate representing the F4 Shares that such holder is entitled to receive in accordance with Section 3.1 hereof.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 6.1(a) hereof, each certificate that immediately prior to the Effective time represented one or more F3 Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the New F3 Shares and a certificate representing the F4 Shares that such holder is entitled to receive in accordance with Section 3.1 hereof.

6.2          Lost Certificates. If any certificate that immediately prior to the Effective Time represented one or more outstanding F3 Shares that were exchanged for New F3 Shares and F4 Shares in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the New F3 Shares and the F4 Shares that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of New F3 Shares and F4 Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such securities are to be delivered shall, as a condition precedent to the delivery of such New F3 Shares and F4 Shares give a bond satisfactory to F3, F4 and the Depositary in such amount as F3, F4 and the Depositary may direct, or otherwise indemnify F3, F4 and the Depositary in a manner satisfactory to F3, F4 and the Depositary, against any claim that may be made against F3, F4 or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of F3.

6.3          Distributions with Respect to Unsurrendered Certificates. No dividend or other distribution declared or made after the Effective Time with respect to New F3 Shares or F4 Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding F3 Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.1 or Section 6.2 hereof. Subject to applicable law and to Section 3.6 hereof, at the time of such compliance, there shall, in addition to the delivery of the New F3 Shares and F4 Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New F3 Shares and/or F4 Shares, as applicable.

6.4          Limitation and Proscription. To the extent that a former F3 Shareholder shall not have complied with the provisions of Section 6.1 or Section 6.2 hereof, as applicable, on or before the date that is six (6) years after the Effective Date (the “Final Proscription Date”), then the New F3 Shares and F4 Shares that such former F3 Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the New F3 Shares and F4 Shares to which such F3 Shareholder was entitled, shall be delivered to F4 (in the case of the F4 Shares) or F3 (in the case of the New F3 Shares) by the Depositary and certificates representing such New F3 Shares and F4 Shares shall be cancelled by F3 and F4, as applicable, and the interest of the former F3 Shareholder in such New F3 Shares and F4 Shares or to which it was entitled shall be terminated as of such Final Proscription Date.

6.5          Paramountcy. From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all F3 Shares, F3 Options, F3 Warrants or F3 RSUs issued prior to the Effective Time; and (ii) the rights and obligations of the registered holders of F3 Shares, F3 Options, F3 Warrants or F3 RSUs and of F3, F4, the Depositary and any transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement.

ARTICLE 7
AMENDMENTS & WITHDRAWAL

7.1          Amendments. F3, in its sole discretion, reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court and, if made following the F3 Meeting, approved by the Court.

7.2          Amendments Made Prior to or at the F3 Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by F3 at any time prior to or at the F3 Meeting with or without any prior notice or communication, and if so proposed and accepted by the F3 Shareholders voting at the F3 Meeting, shall become part of this Plan of Arrangement for all purposes.

7.3          Amendments Made After the F3 Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by F3 after the F3 Meeting but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court following the F3 Meeting shall be effective and shall become part of the Plan of Arrangement for all purposes. Notwithstanding the foregoing, any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order unilaterally by F3, provided that it concerns a matter which, in the reasonable opinion of F3, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of New F3 Shares or F4 Shares.

7.4       Withdrawal. Notwithstanding any prior approvals by the Court or by F3 Shareholders, the Board of Directors may decide not to proceed with the Arrangement and to revoke the Arrangement Resolutions at any time prior to the Effective Time, without further approval of the Court or the F4 Shareholders.

SCHEDULE “E”

Interim Order

No. S244330 Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
F3 URANIUM CORP. AND F4 URANIUM CORP.

F3 URANIUM CORP.

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE	)	June 28, 2024
)
)

ON THE APPLICATION of the Petitioner, F3 Uranium Corp. ("F3") for an Interim Order pursuant to its Petition filed on June 26, 2024.

☒	without notice coming on for hearing at Vancouver, British Columbia on June 28, 2024, and on hearing Isaias Loten, counsel to F3 and upon reading the Petition herein, the Affidavit #1 of Ryan Cheung sworn on June 24, 2024 (the "Cheung Affidavit"), and the Affidavit# 1 of Leanna Mcinally, both filed herein; and upon being advised that it is the intention of F3 and F4 Uranium Corp ("F4") to rely upon Section 3(a){10) of the United States Securities Act of 1933, as amended (the "1933 Act") as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of F3 and F4 issued pursuant to the Arrangement based on the Court's approval of the Arrangement, as those terms are defined in this Interim Order;

THIS COURT ORDERS THAT:

DEFINITIONS

1.            As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft Notice of Special Meeting of Shareholders to be held on August 8, 2024 and Management Information Circular (collectively, the "Circular"), attached as Exhibit "A" to the Cheung Affidavit.

SPECIAL MEETING

2.            Pursuant to Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44 as amended (the "CBCA"), F3 is authorized and directed to call, hold and conduct a special meeting (the "Meeting") of the holders of common shares (the "F3 Shares", the holders of which are the "F3 Shareholders") in the capital of F3 to be held at 10:00 a.m. (Vancouver Time) on August 8, 2024, at 750 - 1620 Dickson Avenue, Kelowna, British Columbia, V1Y 9Y2, and described in the Circular:

(a)	to consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") as more particularly described in the plan of arrangement ("Plan of Arrangement") substantially in the form attached as Schedule "A" to the Circular; and

(b)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

3.            The Meeting shall be called, held and conducted in accordance with the CBCA, the Circular, and the articles of F3, subject to the terms of this Interim Order, and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4.            Notwithstanding the articles of F3 and the provisions of the BCCA, F3, if it deems it advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the F3 Shareholders, the holders of options to purchase F3 Shares (the Optionholders"), the holders of share purchase warrants to acquire F3 Shares (the "Warrantholders"), or the holders of restricted share units to acquire F3 Shares (the "RSU Holders" and with the Optionholders and the Warrantholders, the "Notice Securityholders") respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to F3 Shareholders by one of the methods specified in paragraph 9 of this Interim Order.

5.            The Record Date (as defined in paragraph 7 below) shall not change in respect of adjournments or postponements of the Meeting.

AMENDMENTS

6.            Prior to the Meeting, F3 is authorized to make such amendments, revisions or supplements to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement without any additional notice to the F3 Shareholders or the Notice Securityholders, and the Arrangement and the Plan of Arrangement as so amended, revised and supplemented shall be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

7.            The record date for determining the F3 Shareholders entitled to receive notice of, attend and vote at the Meeting shall be July 2, 2024 (the "Record Date"), or such other date as the Board of Directors of F3 may determine and as disclosed to F3 Shareholders in the manner they see fit.

NOTICE OF SPECIAL MEETING

8.            The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 192 of the CBCA, and F3 shall not be required to send to the F3 Shareholders any other or additional statement pursuant to Section 192 of the CBCA.

9.            The Circular, form of proxy and voting instruction form, and Notice of Hearing of Petition (collectively, the "Meeting Materials") in substantially the same form as contained in Exhibits "A", "B" and "C" to the Cheung Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:

(a)	the registered F3 Shareholders as they appear on the central securities register of F3 or the records of its registrar and transfer agent as at the close of business on the Record Date, such Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Meeting (excluding the date of mailing, delivery or transmittal and the date of the Meeting) by one or more of the following methods:

(i)	by prepaid ordinary or air mail addressed to such F3 Shareholder at his, her or its address as it appears on the applicable securities registers of F3 or its registrar and transfer agent as at the Record Date;

(ii)	by delivery in person to the addressee specified in paragraph 9 (a)(i) above; or

(iii)	by email or facsimile transmission to any F3 Shareholder who identifies himself, herself or itself to the satisfaction of F3, acting through its representatives, who requests such email or facsimile transmission and then in accordance with such request;

(b)	in the case of non-registered F3 Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to both non-objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the F3 Meeting;

(c)	the directors and auditors of F3 by sending the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the F3 Meeting, excluding the date of mailing or transmittal and the date of the F3 Meeting; and

(d)	the Director appointed pursuant to the CBCA, by prepaid ordinary mail, or by email or facsimile transmission at least twenty-one (21) days prior to the date of the Meeting.

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting and F3's application for the Final Order to the F3 Shareholders.

10.          The Circular, including the Notice of Hearing of Petition (the "Notice Materials") in substantially the same form as contained in Exhibits "A" and "C" to the Cheung Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be sent to the Notice Securityholders in accordance with one of the methods of delivery set out at paragraph 9(a) of this Interim Order not later than twenty-one (21) days prior to the date of the Meeting (excluding the date of mailing, delivery or transmittal and the date of the Meeting), and such mailing, delivery and distribution shall constitute good and sufficient notice of F3's application for the Final Order to the Notice Securityholders.

11.          Accidental failure of, or omission, or delay by F3 to give notice to any one or more F3 Shareholders or Notice Securityholders, or the non-receipt of such notice by one or more F3 Shareholders or Notice Securityholders, or delay, shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of F3 then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

12.          The Meeting Materials and Notice Materials shall be deemed, for the purposes of this Interim Order, to have been received:

(a)	in the case of mailing pursuant to paragraph 9(a)(i) above, the day, Saturdays and holidays excepted, following the date of mailing;

(b)	in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or the day following delivery to the person's address; and

(c)	in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 9(a)(iii) above, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

13.          Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials or Notice Materials may be communicated to the F3 Shareholders or Notice Securityholders by press release, news release, newspaper advertisement or by notice sent to the F3 Shareholders or Notice Securityholders by any of the means set forth in paragraph 9 or 10 herein, as determined to be the most appropriate method of communication by the Board of Directors of F3.

QUORUM AND VOTING

14.          As set forth in the articles of F3, the quorum required at the Meeting shall be two persons present, each being an F3 Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for an F3 Shareholder so entitled, holding or representing by proxy not less than 25% of the voted entitled to be cast at the Meeting.

15.          The vote required to pass the Arrangement Resolution at the Meeting shall be the affirmative vote of at least 66 2/3% of the votes cast on the Arrangement Resolution by the F3 Shareholders present in person or represented by proxy at the Meeting on the basis of one vote for each F3 Share held.

16.          In all other respects, the terms, restrictions and conditions of the articles of F3 will apply in respect of the F3 Meeting.

PERMITTED ATTENDEES

17.          The only persons entitled to attend the F3 Meeting shall be the F3 Shareholders or their respective proxyholders as of the Record Date, F3's directors, officers, auditors, advisors and any other person admitted on the invitation of the Chair or with the consent of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered F3 Shareholders or their respective proxyholders as at the close of business on the Record Date.

SCRUTINEERS

18.          A representative of F3's registrar and transfer agent (or any agent thereof) is authorized to act as scrutineer for the Meeting.

SOLICITATION OF PROXIES

19.          F3 is authorized to use the form of proxy in connection with the Meeting in substantially the same form as attached as Exhibit "B" to the Cheung Affidavit and F3 may in its discretion waive generally the time limits for deposit of proxies by F3 Shareholders if the Chair deems it reasonable to do so. F3 is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

20.          The procedure for the use of proxies at the F3 Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

21.          Each registered F3 Shareholder shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Section 190 of the CBCA, as modified by the terms of this Interim Order and the Plan of Arrangement.

22.          In order for a F3 Shareholder to exercise such right of dissent under subsection 190 of the CBCA:

(a)	a dissenting Shareholder shall, despite subsection 190(5) of the CBCA, deliver a written objection to F3 c/o Blake, Cassels & Graydon LLP, Suite 3500 - 1133 Melville Street, Vancouver, British Columbia, Canada, V6E 4E5, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com, not later than 4:00 p.m. (Vancouver time) on August 6, 2024, or two business days prior to any postponed or adjourned Meeting;

(b)	a dissenting F3 Shareholder shall not have voted his, her or its F3 Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c)	a vote against the Arrangement Resolution or an abstention shall not constitute the written objection required under subparagraph (a);

(d)	a dissenting F3 Shareholder may not exercise rights of dissent in respect of only a portion of such dissenting F3 Shareholder's F3 Shares but may dissent only with respect to all of the F3 Shares held by such person; and

(e)	the exercise of such right of dissent must otherwise comply with the requirements of Section 190 of the CBCA, as modified by the Plan of Arrangement and this Interim Order.

23.          Subject to further order of this Court, the rights available to the F3 Shareholders under the CBCA and the Arrangement to dissent from the Arrangement shall constitute full and sufficient rights of dissent for the F3 Shareholders with respect to the Arrangement.

24.          Notice to the F3 Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the CBCA and the Arrangement, the fair value of their F3 Shares shall be given by including information with respect to this right in the Circular to be sent to F3 Shareholders in accordance with this Interim Order.

APPLICATION FOR FINAL ORDER

25.          Upon the approval, with or without variation, by the F3 Shareholders of the Arrangement, in the manner set forth in this Interim Order, F3 may apply to this Court for, inter alia, an Order:

(a)	pursuant to CBCA Section 192(4)(e) approving the Arrangement; and

(b)	pursuant to CBCA Section 192(4)(e) declaring that the terms and conditions of the Arrangement, and the exchange of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the exchanges.

(collectively, the "Final Order")

and that the hearing of the Final Order will be held on August 13, 2024 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as this Court may direct.

26.          The form of Notice of Hearing of Petition is hereby approved as the form of Notice of Proceedings for such approval. Any F3 Shareholder, Notice Securityholder, creditor of F3, or any other interested person, has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order.

27.          Any F3 Shareholder, Notice Securityholder, creditor of F3, or any other interested person, seeking to appear at the hearing of the application for the Final Order shall:

(a)	file and deliver a Response in the form prescribed by the Rules of Court, and a copy of all materials upon which they intend to rely, to the Petitioner's solicitors at:

Blake, Cassels & Graydon LLP
Barristers and Solicitors
1133 Melville Street
Suite 3500, The Stack
Vancouver, BC V6E 4E5

Attention: Alexandra Luchenko

by or before 4:00 p.m. (Vancouver time) on August 9, 2024, or as the Court may otherwise direct.

28.         Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 9 and 10 of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with.

29.          In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

30.          The Petitioner shall be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

31.          Rules 8-1 (apart from the requirement for an Application Record) and 16-1(8)-(12) of the Supreme Court Civil Rules are dispensed for the purposes of any further application to be made pursuant to this Petition.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of lawyer for Petitioner

Isaias Loten

No. Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

F3 URANIUM CORP. AND F4 URANIUM CORP.

F3 URANIUM CORP.

PETITIONER

ORDER MADE AFTER APPLICATION

Isaias Loten

Blake, Cassels & Graydon LLP

Barristers and Solicitors

1133 Melville Street

Suite 3500, The Stack

Vancouver, BC V6E 4E5

(604) 631-3300

Agent: Dye & Durham

SCHEDULE “F”

Notice of Hearing of Petition

(see attached)

No. Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

F3 URANIUM CORP. AND F4 URANIUM CORP.

F3 URANIUM CORP.

PETITIONER

NOTICE OF HEARING OF PETITION

To:	The holders of common shares in the capital of F3 Uranium Corp. (the “F3 Shares”, the holders of which are the “F3 Shareholders”)

And to:	The holders of options to purchase F3 Shares (the “Optionholders”)

And to:	The holders of share purchase warrants to acquire F3 Shares (the “Warrantholders”)

And to:	The holders of restricted share units of Sabina (the “RSU Holders”, and with the Optionholders and Warrantholders, the “Notice Securityholders”)

NOTICE IS HEREBY GIVEN that a Petition has been filed by the Petitioner, F3 Uranium Corp. in the Supreme Court of British Columbia (the “Court”) for approval of a plan of arrangement (the “Arrangement”), pursuant to the Canada Business Corporations Act, R.S.C., 1985, c. 44, as amended (the “CBCA”);

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application, pronounced by the Court on June 28, 2024, the Court has given directions as to the calling of a special meeting of the F3 Shareholders, for the purpose of, among other things, considering and voting upon the special resolution approving the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement, and for a determination that the terms of the Arrangement are procedurally and substantively fair and reasonable to all those who will receive securities in the exchanges to be effected by the Arrangement, shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on August 13, 2024 at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard (the “Final Application”).

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United

States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to securities of F3 Uranium Corp. and F4 Uranium Corp. to be issued under the Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules and delivered a copy of the filed Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver Time) on August 9, 2024.

The Petitioner’s address for delivery is:

Blake, Cassels & Graydon LLP Barristers and Solicitors 1133 Melville Street Suite 3500, The Stack Vancouver, BC V6E 4E5 Attention: Alexandra Luchenko

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the F3 Shareholders and the Notice Securityholders.

A copy of the Petition, affidavits and other documents in the proceeding will be furnished to any person receiving this Notice upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Date: June 28, 2024

Signature of lawyer for Petitioner Alexandra Luchenko

SCHEDULE “G”

Dissent Provisions of the Canada Business Corporations Act

(see attached)

SCHEDULE “G”

Dissent Provisions of the Canada Business Corporations Act

Right to dissent

190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

SCHEDULE “H”

Information Concerning F4 Post-Arrangement

(see attached)

SCHEDULE “H”

F4 URANIUM CORP. FOLLOWING THE ARRANGEMENT

TABLE OF CONTENTS

FORWARD LOOKING INFORMATION	H-3
CORPORATE STRUCTURE	H-4
Pre-Arrangement Transactions	H-4
Intercorporate Relationships	H-4
DESCRIPTION OF THE BUSINESS	H-4
Overview	H-4
F4’s Strategy	H-5
Principal Markets	H-5
Specialized Skills and Knowledge	H-5
Competitive Condition	H-5
Cycles	H-5
Economic Dependence	H-6
Environmental Protection	H-6
Employees	H-6
Foreign Operations	H-6
HISTORY	H-6
Events Subsequent to 2019	H-6
AVAILABLE FUNDS AND PRINCIPAL PURPOSES	H-6
Available Funds	H-6
Principal Purposes	H-6
Business Objectives and Milestones	H-7
Operate as an exploration company focused on advancing the F4 Properties Mineral Projects	H-7
DIVIDENDS OR DISTRIBUTIONS	H-7
Summary of financial information	H-7
Cautionary Note	H-7
Financials for F4	H-7
DESCRIPTION OF SHARE CAPITAL	H-8
Authorized Capital	H-8
F4 Shares	H-8
F4 Warrants	H-8
F4 Options	H-8
F4 Option Plan	H-9
F4 RSUs	H-13
F4 Fixed Equity Incentive Plan	H-13
No Stock Exchange Listing	H-16
CONSOLIDATED CAPITALIZATION	H-17
OPTIONS TO PURCHASE SECURITIES	H-17
PRIOR SALES	H-20
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFERS	H-21
PRINCIPAL SHAREHOLDERS	H-21
DIRECTORS AND EXECUTIVE OFFICERS	H-21
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	H-22

Conflicts of Interest	H-23
DIRECTOR AND EXECUTIVE OFFICER COMPENSATION	H-23
Compensation Discussion and Analysis	H-23
Termination of Employment, Changes in Responsibility and Employment Contracts	H-23
Option-Based Awards	H-23
DSU and Share Unit-Based Awards	H-24
INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES	H-24
AUDIT COMMITTEE	H-24
The Audit Committee’s Charter	H-24
Composition of the Audit Committee	H-24
Relevant Education and Experience	H-25
Pre-Approval Policies and Procedures	H-25
External Auditors Service Fees (By Category)	H-25
Exemption in Section 6.1 of NI 52-110	H-25
CORPORATE GOVERNANCE	H-26
Board of Directors	H-26
Directorships	H-26
Orientation and Continuing Education	H-26
Business Conduct	H-26
Nomination of Directors	H-27
Compensation	H-27
Board Committees	H-27
Assessments	H-27
RISK FACTORS	H-27
PROMOTER	H-38
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	H-38
INTERESTS OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS	H-39
AUDITORS, TRANSFER AGENT AND REGISTRAR	H-39
MATERIAL CONTRACTS	H-39
EXPERTS	H-39
FINANCIAL STATEMENTS DISCLOSURE	H-40
EXHIBIT A AUDIT COMMITTEE CHARTER OF F4 URANIUM CORP.	A-1
EXHIBIT B INFORMATION CONCERNING THE LAZY EDWARD BAY PROPERTY	B-1
EXHIBIT C INFORMATION CONCERNING THE MURPHY LAKE PROPERTY	C-1

FORWARD LOOKING INFORMATION

This Schedule “H” includes and incorporates statements that are prospective in nature that constitute forward-looking information and/or forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements include, but are not limited to, statements concerning the completion and proposed terms of, and matters relating to, the Arrangement and the expected timing related thereto; the tax treatment of the Arrangement; the expected operations, financial results and condition of F4 following the Arrangement; F4’s future objectives and strategies to achieve those objectives, including the future prospects of F4 as an independent company; the estimated cash flow, capitalization and adequacy thereof for F4 following the Arrangement; the expected benefits of the Arrangement to, and resulting treatment of, shareholders of F4 (“F4 Shareholders”) and holders of options and RSUs; the anticipated effects of the Arrangement; the fair market value of F4 Shares; the estimated costs of the Arrangement; the satisfaction of the conditions to consummate the Arrangement; as well as other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, or similar expressions suggesting future outcomes or events.

Forward-looking statements reflect management’s current beliefs, expectations and assumptions and are based on information currently available to management, management’s historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking statements included in or incorporated into this Schedule “H”, F4 has made certain assumptions with respect to, among other things, the anticipated approval of the Arrangement by Shareholders and the Court; the anticipated receipt of any required regulatory approvals and consents; the expectation that each of F3 and F4 will comply with the terms and conditions of the Arrangement Agreement; the expectation that no event, change or other circumstance will occur that could give rise to the termination of the Arrangement Agreement; that no unforeseen changes in the legislative and operating framework for F4 will occur; that F4 will meet its future objectives and priorities; that F4 will have access to adequate capital to fund its future projects and plans; and that F4’s future projects and plans will proceed as anticipated; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates, and competitive intensity.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include, but are not limited to: conditions precedent or approvals required for the Arrangement not being obtained; the potential benefits of the Arrangement not being realized; the potential value for the New F3 Shares and the F4 Shares after the Arrangement being less than the trading price of F3 Shares immediately prior to the Arrangement; there being no current plan to list F4 Shares on any stock exchange; there being no established market for the F4 Shares; F4 Shares may not be “Qualified Investments” as defined in Canadian federal income tax law; the potential inability or unwillingness of current Shareholders to hold New F3 Shares and/or F4 Shares following the Arrangement; F3’s ability to delay or amend the implementation of all or part of the Arrangement or to proceed with the Arrangement even if certain consents and approvals are not obtained on a timely basis; future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; the reduced diversity of F3 and F4 as separate companies; the costs related to the Arrangement that must be paid even if the Arrangement is not completed; general business and economic uncertainties and adverse market conditions; risks related to F4’s status as an independent reporting issuer following the Arrangement; and risks related to the achievement of F4’s business objectives.

For a further description of these and other factors that could cause actual results to differ materially from the forward-looking statements included in or incorporated into this Schedule “H”, see the risk factors discussed under the heading “Risk Factors” in this Schedule “H”, in the Circular and in Schedule “N”, as well as the risk factors included in F3’s annual information form for the year ended June 20, 2023 and F3’s management’s discussion and analysis for the year ended June 30, 2023 and as described from time to time in the reports and disclosure documents filed by F3 with the Canadian securities regulatory agencies and commissions. This list is not exhaustive of the factors that may impact F4’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on F4’s forward-looking statements. As a result of the foregoing and other factors, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements included in and incorporated into this Schedule “H” are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of the Circular and except as required by applicable law, F3 and F4 undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by F3 or F4 that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements. Reference should also be made to the section entitled “Forward-Looking Information” in the Circular.

All capitalized terms not defined herein have the same meanings ascribed to them in the Circular.

CORPORATE STRUCTURE

F4 Uranium Corp. is incorporated under the CBCA and its head and registered office is located at 750 – 1620 Dickson Ave., Kelowna, BC, Canada, V1Y 9Y2, Canada.

Pre-Arrangement Transactions

Prior to the closing of the Arrangement, F4 expects to complete a reorganization, whereby the following will occur:

1. F3 will incorporate F4 as a wholly-owned subsidiary of F3 (this step was completed on February 13, 2023);

2. F3 will enter into the Arrangement Agreement between F3 and F4 (this step was completed on June 4, 2024); and

3. F3 will transfer F4 Properties to F4 in exchange for the F4 Shares, which will be distributed to the Shareholders in accordance with the Arrangement (this step is expected to be completed on or about August 15, 2024).

Intercorporate Relationships

Following the completion of the Arrangement, F4 will not have a subsidiary.

DESCRIPTION OF THE BUSINESS

Overview

F4 is a newly incorporated wholly-owned subsidiary of F3. Upon completion of the Arrangement, F4 will be a mineral exploration company. F4’s principal exploration and evaluation assets will include the F4 Properties.

Following the Arrangement, F4’s near-term focus will be to explore and develop the F4 Properties.

Prior to the completion of the Arrangement, F4 is not a reporting issuer and the F4 Shares are not listed on any stock exchange. Upon completion of the Arrangement, F4 expects that it will be a reporting issuer in British Columbia and Alberta. The F4 Shares will not be listed or posted for trading or any stock exchange and there is no current plan to list the F4 Shares on any stock exchange. Until the F4 Shares are listed on a stock exchange, F4 Shareholders may not be able to sell their F4 Shares. No assurance can be given as to if, or when, the F4 Shares will be listed or traded on any such stock exchange, including whether such listing will be completed on or before the date for F4’s first income tax return.

F4’s Strategy

F4’s strategy is to focus on creating value by providing shareholders with the ability to fully benefit from the future development of the F4 Properties through share ownership in F4. F4 will be able to unlock value for shareholders by allowing for better capital allocation to the F4 properties and prevent shareholder dilution for non-PLN Project exploration activity. F4 is a mineral exploration company and following the Arrangement, F4’s near-term focus will be to explore and develop the F4 Properties. F4 intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its board and evaluate investment opportunities in the mining industry.

Principal Markets

As described more fully under “Description of the Business – Overview” above, F4 is a mineral exploration company with a portfolio of assets that includes the Murphy Lake, Cree Bay, Hearty Bay, Clearwater West, Wales Lake, Todd, Smart Lake, Lazy Edward Bay, Grey Island, Seahorse Lake, Bird Lake, Beaver River, Bell Lake and Flowerdew Lake Properties.

Specialized Skills and Knowledge

Various aspects of F4’s business require specialized skills and knowledge. Such skills and knowledge include, but are not limited to, expertise related to mineral exploration, geology, geophysics, geochemistry, drilling, permitting, metallurgy, logistical planning, and implementation of exploration programs, as well as legal compliance, finance and accounting. F4 expects to rely upon various legal and financial advisors, consultants and others in the operation and management of its business.

Competitive Condition

The uranium exploration and mining business is competitive in all phases of exploration, development and production. F4 competes with a number of other entities and individuals in the search for and the acquisition of attractive mineral properties. As a result of this competition, the F4 may not be able to acquire attractive properties in the future on terms it considers acceptable. F4 may also encounter competition from other mining companies in efforts to hire experienced mining professionals. Increased competition could adversely affect F4’s ability to attract necessary funding or acquire suitable properties or prospects for mineral exploration in the future. Exploration for uranium is being carried out on various continents, but in recent years development activities by public companies have been generally concentrated in Canada, Africa and Australia. In Canada, exploration has focused on the Athabasca Basin region in northern Saskatchewan. Several uranium discoveries have been made in the Athabasca Basin region in recent years, and competition for capital, high-quality properties and professional staff can be intense. See “Risk Factors”.

Cycles

F4’s mineral exploration activities may be subject to seasonality due to adverse weather conditions including, without limitation, inclement weather, frozen ground and restricted access due to snow, ice or other weather-related factors. In addition, the mining and mineral exploration business is subject to global economic cycles effecting, among other things, the marketability and price of uranium products in the global marketplace.

Economic Dependence

F4’s business is not dependent on any contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Environmental Protection

F4 will engage in exploration activities on the F4 Properties and such activities are subject to various laws, rules and regulations governing the protection of the environment. Corporate obligations to protect the environment under the various regulatory regimes in which F4 operates may affect the financial position, operational performance and earnings of F4. A breach of such legislation may result in imposition of fines and penalties. Management believes all of F4’s activities are in material compliance with all applicable environmental legislation.

Employees

On the Effective Date, F4 expects to have a total of approximately 12 employees.

Foreign Operations

F4’s business is not dependent upon any foreign operations.

HISTORY

Events Subsequent to 2019

On February 13, 2024, F3 incorporated F4 as a wholly-owned subsidiary of F3.

On June 4, 2024 F4 entered into the Arrangement Agreement between F4 and F3, whereby F3 will be reorganized into two companies by way of the Plan of Arrangement under the CBCA.

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

Available Funds

The working capital (being current assets less current liabilities) of F4 at March 31, 2024 was $14,999 working capital deficit. F4 will have approximately $14,999 in working capital deficit upon completion of the Arrangement.

Principal Purposes

The following table summarizes the expenditures anticipated by F4 required to achieve its business objectives during the 12 months following completion of the Arrangement:

Expenditures	Total Spend August 15, 2024 – August 15, 2025
Exploration Expenditures – Joint Ventures	$11,400,000
Exploration Expenditures – Flow Through	$5,000,000
General Working Capital	$930,000

Total	$17,330,000

F4 currently does not have the funds needed to meet exploration and general working capital requirements and will arrange for a financing immediately after closing of the Arrangement, For the next twelve months, the Company will incur $16,4000,000 in exploration expenditures of which $11,400,000 will be funded by joint venture partners and $5,000,000 will be funded by the Company. In addition, the Company will need about $930,000 in general working capital. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary for F4 to achieve its objectives or to pursue other opportunities that management believes are in the interests of F4. See “Risk Factors – Risks Relating to F4’s Business” in this Schedule “H”.

Business Objectives and Milestones

At present, F4 is a mineral exploration company focused on developing the F4 Properties. F4’s goal is to increase shareholder value by allowing for better capital allocation to the F4 Properties and prevent shareholder dilution for non-PLN Project exploration activity.

With the funds available to it as described above under the heading “Available Funds”, F4 intends to:

Operate as an exploration company focused on advancing the F4 Properties Mineral Projects

Following the Arrangement, the Lazy Edward Bay and Murphy Lake properties will be considered F4’s material properties for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects. Please refer to Exhibit B to this Schedule for information on the Lazy Edward Bay property and Exhibit C to this Schedule for information on the Murphy Lake property.

DIVIDENDS OR DISTRIBUTIONS

F4 has not paid any dividends since its incorporation and does not currently have a policy with respect to the payment of dividends. For the immediate future F4 does not envisage any earnings arising from which dividends could be paid. The payment of dividends in the future will depend on the earnings, if any, and F4’s financial condition and such other factors as the board of directors of F4 (the “F4 Board”) considers appropriate. See “Risk Factors” in this Schedule “H”.

SUMMARY OF FINANCIAL INFORMATION

Cautionary Note

The summary of financial information has been prepared for illustrative purposes only and may not be indicative of the operating results or financial condition that would have been achieved if the Arrangement had been completed on the date or for the periods note above, nor do they purport to project the results of operations or financial position for any future period or as of any future date.

Financials for F4

Included as Schedule “J” to this Circular are the financial statements of F4 consisting of: (A) a statement of comprehensive income, a statement of changes in equity and a statement of cash flows as at the date of incorporation on February 13, 2024; (B) a statement of financial position as at the end of the financial period; and (C) the notes thereto.

Included as Schedule “K” to this Circular are the pro forma financial statements of F4 consisting of: (A) pro forma statement of financial position as at the date of F4’s most recent statement of financial position, that gives effect to the Arrangement as if it had taken place on such date; (B) F4’s pro forma income statement, that gives effect to the Arrangement as if it had take place at the beginning of its financial year; and (C) F4’s pro forma earnings per share based on the pro forma financial statements.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

F4 is authorized to issue an unlimited number of common shares with no par value. As at the date of this Circular, one F4 Share was issued and outstanding. The sole F4 Share issued and outstanding is held by F3. Immediately following the Effective Time, it is expected that 49,335,270 F4 Shares will be outstanding pursuant to the Arrangement (assuming no F3 Warrants or F3 Options are exercised and no F3 RSUs vest between the date of the Circular and the Effective Date) or 60,762,122 F4 Shares (assuming all F3 Warrants, F3 Options are exercised and all F3 RSUs vest prior to the Effective Date).

F4 Shares

All of the F4 Shares rank equally as to voting rights, participation in a distribution of the assets of F4 on a liquidation, dissolution or winding-up of F4 and entitlement to any dividends declared by F4. The holders of the F4 Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each F4 Shares carries the right to one vote. In the event of the liquidation, dissolution or winding-up of F4, or any other distribution of the assets of F4 among its shareholders for the purpose of winding-up its affairs, the holders of F4 shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by F4 of all of its liabilities. The holders of F4 Shares are entitled to receive dividends as and when declared by the F4 Board in respect of the F4 Shares on a pro rata basis. The F4 Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

F4 Warrants

As of the date of this Circular, F4 does not have any warrants other than the approximately 38,211,588 F3 Warrants for which, pursuant to the Arrangement, the F3 Warrantholders will receive, upon due exercise of the F3 Warrant, for the original exercise price:

(i)	one New F3 Share for each F3 Share that was issuable upon due exercise of the F3 Warrant immediately prior to the Effective Time, and

(ii)	one-tenth of a F4 Share for each F3 Share that was issuable upon due exercise of the F3 Warrant immediately prior to the Effective Time.

Immediately following the Effective Time, it is currently expected that the outstanding F3 Warrants will entitle the F3 Warrantholders to, upon due exercise of the F3 Warrants, an aggregate of 3,821,159 F4 Shares. F3 shall, as agent for F4, collect and pay to F4 an amount for each one-tenth of a F4 Share so issued that is equal to the exercise price under the F3 Warrant multiplied by one-tenth.

As the F4 Shares are not listed on any stock exchange, the market value of the F4 Shares underlying the F3 Warrants on the date of grant is not readily available.

F4 Options

As of the date of this Circular, there are no F4 Options outstanding. Pursuant to the Plan of Arrangement, each F3 Option then outstanding to acquire one F3 Share shall be transferred and exchanged for:

(i)	one F3 Replacement Option to acquire one New F3 Share having an exercise price equal to the product of the original exercise price of the F3 Option multiplied by the fair market value of a New F3 Share at the Effective Time divided by the total of the fair market value of a new F3 Share and the fair market value of one-tenth of a F4 Share at the Effective Time; and

(ii)	one F4 Option to acquire one-tenth of a F4 Share, each whole F4 Option having an exercise price equal to the product of the original exercise price of the F3 Option multiplied by the fair market value of one-tenth of a F4 Share at the Effective Time divided by the total of the fair market value of one New F3 Share and one-tenth of a F4 Share at the Effective Time.

provided that the aforesaid exercise prices shall be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amount of the F3 Replacement Option and the F4 Option immediately after the exchange does not exceed the In the Money Amount immediately before the exchange of the F3 Option so exchanged and solely with respect to U.S. taxpayers, ensure compliance with applicable provisions of the Internal Revenue Code of 1986, as amended. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of F3 Options.

The F4 Board will adopt the F4 Option Plan. Shareholders are being asked to consider and, if thought advisable, to pass, with or without amendment, an ordinary resolution to approve the F4 Option Plan.

The purpose of the F4 Option Plan is to attract, retain and motivate qualified directors, officers, employees and consultants (collectively, the “F4 Option Plan Participants”) to align the interests of such persons with those of shareholders of F4 through the incentive inherent in share ownership and by providing them an opportunity to participate in F4’s future performance through awards of options.

F4 believes the F4 Option Plan will increase its ability to attract skilled individuals by providing them with the opportunity, through the exercise of stock options to benefit from the anticipated growth of F4. The F4 Board has the authority to determine the F4 Option Plan Participants to whom options will be granted, the number of options to be granted to each person and the price at which F4 Shares may be purchased, subject to the terms and conditions set forth in the F4 Option Plan.

F4 Option Plan

Eligibility

The F4 Option Plan allows the Company to grant F4 Options to attract, retain and motivate qualified directors, officers, employees and consultants of the Company and its subsidiaries (collectively, the “F4 Option Plan Participants”).

Number of Shares Issuable

The aggregate number of F4 Shares that may be issued to F4 Option Plan Participants under the F4 Option Plan will be that number of Shares equal to 10% of the issued and outstanding F4 Shares on the particular date of grant of the F4 Option.

Limits on Participation

If F4 is listed on the TSXV, the F4 Option Plan provides for the following limits on grants, unless disinterested Shareholder approval is obtained or unless permitted otherwise pursuant to the policies of the TSXV:

(i)	the maximum number of F4 Shares that may be issued to any one F4 Option Plan Participant (and where permitted pursuant to the policies of the Exchange, any company that is wholly owned by the F4 Option Plan Participant) under the F4 Option Plan, together with any other security based compensation arrangements, within a twelve (12) month period, may not exceed 5% of the issued F4 Shares calculated on the date of grant;

(ii)	the maximum number of F4 Shares that may be issued to insiders collectively under the F4 Option Plan, together with any other security-based compensation arrangements, within a twelve (12) month period, may not exceed 10% of the issued Shares calculated on the date of grant; and

(iii)	the maximum number of F4 Shares that may be issued to insiders collectively under the F4 Option Plan, together with any other security-based compensation arrangements, may not exceed 10% of the issued Shares at any time.

If applicable and for so long as such limitation is required by the TSXV, the maximum number of F4 Options which may be granted within any twelve (12) month period to F4 Option Plan Participants who perform investor relations activities must not exceed 2% of the issued and outstanding Shares, and such F4 Options must vest in stages over twelve (12) months with no more than 25% vesting in any three (3) month period. In addition, the maximum number of F4 Shares that may be granted to any one consultant under the F4 Option Plan, together with any other security-based compensation arrangements, within a twelve (12) month period, may not exceed 2% of the issued Shares calculated on the date of grant.

Administration

The plan administrator of the F4 Option Plan (the “F4 Option Plan Administrator”) will be the F4 Board or a committee of the F4 Board, if delegated. The F4 Option Plan Administrator will, among other things, determine which directors, officers, employees or consultants are eligible to receive F4 Options under the F4 Option Plan; determine conditions under which F4 Options may be granted, vested or exercised, including the expiry date, exercise price and vesting schedule of the F4 Options; establish the form of option certificate (“Option Certificate”); interpret the F4 Option Plan; and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the F4 Option Plan.

Subject to any required regulatory or shareholder approvals, the F4 Option Plan Administrator may also, from time to time, without notice to or without approval of the shareholders or the F4 Option Plan Participants, amend, modify, change, suspend or terminate the F4 Options granted pursuant thereto as it, in its discretion, determines appropriate, provided that no such amendment, modification, change, suspension or termination of the F4 Option Plan or any F4 Option granted pursuant thereto may materially impair any rights of a F4 Option Plan Participant or materially increase any obligations of a F4 Option Plan Participant under the F4 Option Plan without the consent of such F4 Option Plan Participant, unless the F4 Option Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements or as otherwise permitted pursuant to the F4 Option Plan.

All of the F4 Options are subject to the conditions, limitations, restrictions, vesting, exercise and forfeiture provisions determined by the F4 Option Plan Administrator, in its sole discretion, subject to such limitations provided in the F4 Option Plan and will be evidenced by an Option Certificate. In addition, subject to the limitations provided in the F4 Option Plan and in accordance with applicable law, the F4 Option Plan Administrator may accelerate the vesting of F4 Options, cancel or modify outstanding F4 Options and waive any condition imposed with respect to F4 Options or F4 Shares issued pursuant to F4 Options.

Exercise of F4 Options

F4 Options shall be exercisable as determined by the F4 Option Plan Administrator at the time of grant, provided that no F4 Option shall have a term exceeding ten (10) years in the event that the F4 Shares are listed on the TSXV.

Subject to all applicable regulatory rules, the vesting schedule for a F4 Option, if any, shall be determined by the F4 Option Plan Administrator. The F4 Option Plan Administrator may elect, at any time, to accelerate the vesting schedule of a F4 Option, and such acceleration will not be considered an amendment to such F4 Option and will not require the consent of the F4 Option Plan Participant in question. However, no acceleration to the vesting schedule of a F4 Option granted to a F4 Option Plan Participant performing investor relations services may be made without prior acceptance of the Exchange.

The exercise price of a F4 Option shall be determined by the F4 Option Plan Administrator and cannot be lower than the greater of: (i) the minimum price required by the TSXV, if applicable; and (ii) the market value of the F4 Shares on the applicable grant date.

A F4 Option Plan Participant may exercise the F4 Options in whole or in part through any one of the following forms of consideration, subject to applicable laws, prior to the expiry date of such F4 Options, as determined by the F4 Option Plan Administrator:

●	the F4 Option Plan Participant may send a wire transfer, certified cheque or bank draft payable to F4 in an amount equal to the aggregate exercise price of the F4 Shares being purchased pursuant to the exercise of the F4 Option;

●	a brokerage firm may be engaged to loan money to the F4 Option Plan Participant in order for the F4 Option Plan Participant to exercise the F4 Options to acquire the F4 Shares, subsequent to which the brokerage firm shall sell a sufficient number of Shares to cover the exercise price of such F4 Options to satisfy the loan. The brokerage firm shall receive an equivalent number of Shares from the exercise of the F4 Options, and the F4 Option Plan Participant shall receive the balance of the Shares or cash proceeds from the balance of such Shares; and

●	consideration may be paid by reducing the number of F4 Shares otherwise issuable under the F4 Options, in lieu of a cash payment to F4, a F4 Option Plan Participant, excluding those providing investor relations services, only receives the number of F4 Shares that is equal to the quotient obtained by dividing: (i) the product of the number of F4 Options being exercised multiplied by the difference between the volume-weighted average trading price of the F4 Shares and the exercise price of the F4 Options, by (ii) the volume-weighted average trading price of the F4 Shares.

If an exercise date for a F4 Option occurs during a trading black-out period imposed by F4 to restrict trades in its securities, then, notwithstanding any other provision of the F4 Option Plan, the F4 Option shall be exercised no more than ten business days after the trading black-out period is lifted by the F4, subject to certain exceptions.

Any F4 Options granted to a F4 Option Plan Participant under the F4 Option Plan shall terminate at a date no later than twelve (12) months from the date such F4 Option Plan Participant ceases to be a F4 Option Plan Participant.

Termination of Employment or Services and Change in Control

The following describes the impact of certain events that may, unless otherwise determined by the F4 Option Plan Administrator or as set forth in an Option Certificate, lead to the early expiry of F4 Options granted under the F4 Option Plan.

Termination by F4 for cause:	Forfeiture of all unvested F4 Options. The F4 Option Plan Administrator may determine that all vested F4 Options shall be forfeited, failing which all vested F4 Options shall be exercised in accordance with the F4 Option Plan.
Voluntary resignation of a F4 Option Plan Participant:	Forfeiture of all unvested F4 Options. Exercise of vested Options in accordance with the F4 Option Plan.
Termination by F4 other than for cause:	Acceleration of vesting of a portion of unvested F4 Options in accordance with a prescribed formula as set out in the F4 Option Plan. Forfeiture of the remaining unvested F4 Options. Exercise of vested F4 Options in accordance with the F4 Option Plan.
Death or disability of a F4 Option Plan Participant:	Acceleration of vesting of all unvested F4 Options. Exercise of vested F4 Options in accordance with the F4 Option Plan.
Termination or voluntary resignation for good reason within twelve (12) months of a control:	Acceleration of vesting of all unvested F4 Options. Exercise of vested F4 Options in accordance with the F4 Option Plan.

In the event of a triggering event, which includes a change in control, dissolution or winding-up of F4, a material alteration of the capital structure of F4 and a disposition of all or substantially all of the F4’s assets, the F4 Option Plan Administrator may, without the consent of the F4 Option Plan Participant, cause all or a portion of the F4 Options granted to terminate upon the occurrence of such event.

Amendment or Termination of the F4 Option Plan

Subject to any necessary regulatory approvals, the F4 Option Plan may be suspended or terminated at any time by the F4 Option Plan Administrator, provided that no such suspension or termination shall alter or impact any rights or obligations under a F4 Option previously granted without the consent of the F4 Option Plan Participant.

In the instance that F4 Shares are listed on the TSXV the following limitations apply to the F4 Option Plan and all F4 Options thereunder as long as such limitations are required by the TSXV:

●	any adjustment to F4 Options, other than in connection with a security consolidation or security split, will be subject to prior TSXV acceptance;

●	any amendment to the F4 Option Plan will be subject to prior TSXV acceptance, except for amendments to reduce the number of F4 Shares issuable under the F4 Option Plan, to increase the exercise price of F4 Options or to cancel F4 Options;

●	any amendments made to the F4 Option Plan shall require regulatory and shareholder approval, except for amendments to: (i) fix typographical errors; and (ii) clarify existing provisions of the F4 Option Plan and which do not have the effect of altering the scope, nature and intent of such provisions; and;

●	the exercise price of a F4 Option previously granted to an insider must not be reduced, or the extension of the expiry date of a F4 Option held by an insider may not be extended, unless F4 has obtained disinterested shareholder approval to do so in accordance with TSXV policies.

Subject to the foregoing limitations and any necessary regulatory approvals, the F4 Option Plan Administrator may amend any existing F4 Options or the F4 Option Plan or the terms and conditions of any F4 Option granted thereafter, although the F4 Option Plan Administrator must obtain written consent of the F4 Option Plan Participant (unless otherwise excepted out by a provision of the F4 Option Plan) where such amendment would materially decrease the rights or benefits accruing to a F4 Option Plan Participant or materially increase the obligations of a F4 Option Plan Participant.

F4 RSUs

As of the date of this Circular, F4 does not have any RSUs other than the approximately 33,202,377 F3 RSUs for which, pursuant to the Arrangement, each outstanding F3 RSU then outstanding to acquire one F3 Share shall be transferred and exchange for:

(i)	one New F3 RSU to acquire one New F3 Share and having the same vesting conditions and other terms as the F3 RSU, and

(ii)	one F4 RSU to acquire one-tenth of a F4 Share as governed by the F4 RSU Plan. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of F4 RSUs.

Accordingly, the number of shares receivable under the New F3 RSUs and F4 RSUs will be adjusted such that the aggregate fair market value of such shares receivable immediately after the exchange does not exceed the fair market value of the F3 shares receivable immediately before the exchange.

F4 Fixed Equity Incentive Plan

Eligibility

The F4 Equity Incentive Plan provides flexibility to the F4 to grant equity-based incentive awards in the form of restricted share units (“F4 RSUS”), performance share units (“F4 PSUS”) and deferred share units (“F4 DSUS”) (collectively, the “Awards”) to attract, retain and motivate qualified directors, officers, employees and consultants of the company and its subsidiaries, excluding any persons who perform investor relations activities on behalf of the company or any of its subsidiaries (collectively, the “F4 Equity Incentive Plan Participants”).

Number of Shares Issuable

The aggregate number of F4 Shares that may be issued to equity incentive plan participants under the equity incentive plan may not exceed 4,933,527 subject to adjustment as provided for in the F4 Equity Incentive Plan and approved by disinterested shareholders at a duly called meeting.

Limitation on Participation

The F4 Equity Incentive Plan provides for the following limits on grants, in the instance that F4 is subject to the requirements of the TSXV, unless disinterested shareholder approval is obtained or unless permitted otherwise pursuant to the policies of the exchange:

(i)	the maximum number of F4 Shares that may be issued to any one equity incentive plan participant (and where permitted pursuant to the policies of the exchange, any company that is wholly owned by the equity incentive plan participant) under the equity incentive plan, together with any other security-based compensation arrangements, within a twelve (12) month period, may not exceed 5% of the issued F4 Shares calculated on the date of grant;

(ii)	the maximum number of F4 Shares that may be issued to insiders collectively under the equity incentive plan, together with any other security-based compensation arrangements, within a twelve (12) month period, may not exceed 10% of the issued F4 Shares calculated on the date of grant; and

(iii)	the maximum number of F4 Shares that may be issued to insiders collectively under the equity incentive plan, together with any other security-based compensation arrangements, may not exceed 10% of the issued F4 Shares at any time.

If applicable and for so long as such limitation is required by the TSXV, the maximum number of F4 Shares that may be granted to any one consultant under the F4 Equity Incentive Plan, together with any other security-based compensation arrangements, within a twelve (12) month period, may not exceed 2% of the issued F4 Shares calculated on the date of grant.

Administration

The plan administrator of the F4 Equity Incentive Plan (the “F4 Equity Incentive Plan Administrator”) will be the F4 Board or a committee of the F4 Board, if delegated. The F4 Equity Incentive Plan Administrator will, among other things, determine which directors, officers, employees or consultants are eligible to receive Awards under the F4 Equity Incentive Plan; determine any vesting provisions or other restrictions on Awards; determine conditions under which Awards may be granted, vested or settled, including establishing performance goals; establish the form of Award agreement (“Award Agreement”); interpret the F4 Equity Incentive Plan; and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the F4 Equity Incentive Plan.

Subject to any required regulatory or shareholder approvals, the F4 Equity Incentive Plan Administrator may also, from time to time, without notice to or without approval of the shareholders or the F4 Equity Incentive Plan Participants, amend, modify, change, suspend or terminate the Awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that no such amendment, modification, change, suspension or termination of the F4 Equity Incentive Plan or any Award granted pursuant thereto may materially impair any rights of a F4 Equity Incentive Plan Participant or materially increase any obligations of a F4 Equity Incentive Plan Participant under the F4 Equity Incentive Plan without the consent of such F4 Equity Incentive Plan Participant, unless the F4 Equity Incentive Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, if applicable, or as otherwise permitted pursuant to the F4 Equity Incentive Plan.

All of the Awards are subject to the conditions, limitations, restrictions, vesting, settlement and forfeiture provisions determined by the F4 Equity Incentive Plan Administrator, in its sole discretion, subject to such limitations provided in the F4 Equity Incentive Plan and will be evidenced by an Award Agreement. In addition, subject to the limitations provided in the F4 Equity Incentive Plan and in accordance with applicable law, the F4 Equity Incentive Plan Administrator may accelerate the vesting or payment of Awards, cancel or modify outstanding Awards and waive any condition imposed with respect to Awards or F4 Shares issued pursuant to Awards.

Subject to the terms and conditions of the F4 Equity Incentive Plan, the Plan Administrator, may, in its discretion, credit outstanding Share Units (as defined below) and F4 DSUs with dividend equivalents in the form of additional Share Units and F4 DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on F4 Shares. Dividend equivalents credited to a F4 Equity Incentive Plan Participant’s accounts shall vest in proportion to the Share Units and F4 DSUs to which they relate, and shall be settled in accordance with terms of the F4 Equity Incentive Plan. Where the issuance of F4 Shares pursuant to the settlement of dividend equivalents will result in F4 having insufficient F4 Shares available for issuance or would result in F4 breaching its limits on grants of Awards, as set out above, F4 shall settle such dividend equivalents in cash.

Settlement of Vested Share Units

The F4 Equity Incentive Plan provides for the grant of restricted share units (each, a “F4 RSU”). A F4 RSU is a unit equivalent in value to a F4 Share which entitles the holder to receive one F4 Share, or cash, or a combination thereof for each vested F4 RSU. F4 RSUs shall, unless otherwise determined by the F4 Equity Incentive Plan Administrator, and as specifically set out in the Award Agreement, vest, if at all, following a period of continuous employment of the F4 Equity Incentive Plan Participant with F4 or a subsidiary of F4.

The F4 Equity Incentive Plan also provides for the grant of performance share units (each, a “F4 PSU”, together with RSUs, the “Share Units”), which entitles the holder to receive one F4 Share, or cash, or a combination thereof, for each vested F4 PSU. F4 PSUs shall, unless otherwise determined by the F4 Equity Incentive Plan Administrator, and as specifically set out in the Award Agreement, vest, if at all, subject to the attainment of certain performance goals and satisfaction of such other conditions to vesting, if any, as many be determined by the F4 Equity Incentive Plan Administrator.

Except where a F4 Equity Incentive Plan Participant dies or ceases to be a F4 Equity Incentive Plan Participant due to a change in control of F4, no Share Unit shall vest prior to the first anniversary of its date of grant. Upon settlement of the Share Units, which shall be within sixty (60) days of the date that the applicable vesting criteria are met, deemed to have been met or waived, and in any event no later than three years following the end of the year in respect of which the Share Units are granted, holders of the Share Units will receive any, or a combination of, the following (as determined solely at the discretion of the F4 Equity Incentive Plan Administrator):

(i)	one fully paid and non-assessable F4 Share issued from treasury in respect of each vested Share Unit; or

(ii)	a cash payment, which shall be determined by multiplying the number of Share Units redeemed for cash by the market value of a F4 Share (calculated with reference to the five (5) day volume weighted average trading price, and subject to a minimum price as set out in the F4 Equity Incentive Plan) (the “Market Price”) on the date of settlement.

F4 reserves the right to change its allocation of F4 Shares and/or cash payment in respect of a Share Unit settlement at any time up until payment is actually made. If a settlement date for a Share Unit occurs during a trading black-out period imposed by F4 to restrict trades in its securities, then, notwithstanding any other provision of the F4 Equity Incentive Plan, the Share Unit shall be settled no more than ten (10) business days after the trading black-out period is lifted by F4, subject to certain exceptions.

Settlement of Vested DSUs

The F4 Equity Incentive Plan also provides for the grant of deferred share units (each, a “F4 DSU”). A F4 DSU is a unit equivalent in value to a F4 Share which entitles the holder to receive one F4 Share, or cash, or a combination thereof, for each vested F4 DSU on a future date following the F4 Equity Incentive Plan Participant’s separation of services from F4 or its subsidiaries. Except where a F4 Equity Incentive Plan Participant dies or ceases to be a F4 Equity Incentive Plan Participant due to a change in control of F4 and as set out below, no F4 DSU shall vest prior to the first anniversary of its date of grant. Upon settlement of the F4 DSUs, which shall be no earlier than the date of the F4 Equity Incentive Plan Participant’s termination of services to F4 or its subsidiaries and no later than one (1) year after such date, holders of F4 DSUs will receive any or a combination of the following (as determined solely at the discretion of the F4 Equity Incentive Plan Administrator):

(i)	one (1) fully paid and non-assessable F4 Share issued from treasury in respect of each vested F4 DSU; or

(ii)	a cash payment, determined by multiplying the number of F4 DSUs redeemed for cash by the Market Price of a F4 Share on the date of settlement.

In addition to grants made by the F4 Equity Incentive Plan Administrator to all F4 Equity Incentive Plan Participants, directors of F4 may elect, subject to acceptance by F4, in whole or in part, of such election, to receive any portion of their director’s fees to be payable in F4 DSUs. F4 reserves the right to change its allocation of F4 Shares and/or cash payment in respect of a F4 DSU settlement at any time up until payment is actually made. If a settlement date for a F4 DSU occurs during a trading black-out period imposed by F4 to restrict trades in its securities, then, notwithstanding any other provision of the F4 Equity Incentive Plan, the F4 DSU shall be settled no more than ten (10) business days after the trading black-out period is lifted by F4, subject to certain exceptions.

Termination of Employment or Services and Change in Control

The following describes the impact of certain events that may, unless otherwise determined by the F4 Equity Incentive Plan Administrator or as set forth in an Award Agreement, lead to the early expiry of Awards granted under the F4 Equity Incentive Plan.

Termination by F4 for cause:	Forfeiture of all unvested Awards. The F4 Equity Incentive Plan Administrator may determine that all vested Awards shall be forfeited, failing which all vested Awards shall be settled in accordance with the F4 Equity Incentive Plan.
Voluntary resignation of a F4 Equity Incentive Plan Participant:	Forfeiture of all unvested Awards. Settlement of all vested Awards in accordance with the F4 Equity Incentive Plan
Termination by F4 other than for cause:	Acceleration of vesting of a portion of unvested Awards in accordance with a prescribed formula as set out in the F4 Equity Incentive Plan. Forfeiture of the remaining unvested Awards. Settlement of all vested Awards in accordance with the F4 Equity Incentive Plan.
Death or disability of a F4 Equity Incentive Plan Participant:	Acceleration of vesting of all unvested Awards. Settlement of all vested Awards in accordance with the F4 Equity Incentive Plan.
Termination or voluntary resignation for good reason within twelve (12) months of a change in control:	Acceleration of vesting of all unvested Awards. Settlement of all vested Awards in accordance with the F4 Equity Incentive Plan.

Any Awards granted to a F4 Equity Incentive Plan Participant under the F4 Equity Incentive Plan shall terminate at a date no later than twelve (12) months from the date such F4 Equity Incentive Plan Participant ceases to be a F4 Equity Incentive Plan Participant.

In the event of a triggering event, which includes a change in control, dissolution or winding-up of F4, a material alteration of the capital structure of F4 and a disposition of substantially all of F4’s assets, the F4 Equity Incentive Plan Administrator may, without the consent of the F4 Equity Incentive Plan Participant, cause all or a portion of the Awards granted to terminate upon the occurrence of such event, subject to any necessary approvals.

Amendment or Termination of the F4 Equity Incentive Plan

Subject to the approval of the TSXV, if applicable, the F4 Equity Plan Administrator may from time to time, without notice to or approval of the F4 Equity Incentive Plan Participants or shareholders, terminate the F4 Equity Incentive Plan. Amendments made to the F4 Equity Incentive Plan shall require regulatory and shareholder approval, except for amendments to: (i) fix typographical errors; and (ii) clarify existing provisions of the F4 Equity Incentive Plan and which do not have the effect of altering the scope, nature and intent of such provisions.

No Stock Exchange Listing

Following the closing of the Arrangement, the F4 Shares will not be listed or posted for trading on any stock exchange. F4 may or may not apply for a public listing in the future.

As at the date of the Circular, there is no market through which the F4 Shares to be distributed pursuant to the Arrangement may be sold and shareholders may not be able to resell the F4 Shares to be distributed to them pursuant to the Arrangement. This may affect the pricing of the F4 Shares in the secondary market and the liquidity of the F4 Shares. See “Risk Factors”.

CONSOLIDATED CAPITALIZATION

The following table sets forth F4’s capitalization as at the date of this Circular. The following table should be read in conjunction with the financial statements of F4, including the notes thereto, contained elsewhere in this Circular.

Capital	Authorized	Amount Outstanding On Incorporation(1)	Amount Outstanding as at Date of Circular	Amount Expected to be Outstanding on Completion of Arrangement
F4 Shares	Unlimited	1	1	49,335,270
Long Term Debt	N/A	Nil	Nil	Nil

Note:

(1) F4 was incorporated on February 13, 2024.

The pro forma fully-diluted share capital of F4, upon completion of the Arrangement and the exercise of all options and warrants to acquire F4 Shares is set out below:

Designation of F4 Security	Number of F4 Shares	Percentage
F4 Shares issued to Shareholders in accordance with the Arrangement	49,335,270	81%
F4 Shares that may be issued pursuant to the exercise of F4 Options	4,285,454	7%
F4 Shares that may be issued pursuant to the exercise of F3 Warrants	3,821,159	6%
F4 Shares that may be issued pursuant to the vesting of F3 RSUs	3,320,238	5%
Total:	60,762,121	100%

OPTIONS TO PURCHASE SECURITIES

For a description of the F4 options, see “F4 Options” and “F4 Option Plan” above.

The following table sets out information regarding the outstanding F4 Options that will be exercisable for F4 Shares pursuant to the Arrangement.

Name	Position of Optionee	F4 Shares under Option	Exercise Price(1)	Market Value of F4 Shares underlying the F4 Option at the Date of Grant(2)	Expiration Date
Devinder Randhawa	CEO & Director	180,000			02-Sep-2026
Raymond Ashley	President & Director	65,000			02-Sep-2026
Jamie Bannerman	VP Corp Development	40,000			02-Sep-2026
Ryan Cheung	CFO	25,000			02-Sep-2026
Suzanne Neufeld	Employee	13,333			02-Sep-2026
Sam Hartmann	VP of Exploration	20,000			02-Sep-2026

Name	Position of Optionee	F4 Shares under Option	Exercise Price(1)	Market Value of F4 Shares underlying the F4 Option at the Date of Grant(2)	Expiration Date
Monita Faris	Corp Secretary	10,000			02-Sep-2026
Richard Newbury	Consultant	10,000			02-Sep-2026
Red Cloud Financial Services Inc.	Consultant	20,000			02-Sep-2026
		383,333
Dev Randhawa	CEO & Director	145,000			12-Oct-2026
Steve Cochrane	Advisor	16,667			12-Oct-2026
Ray Ashley	President & Director	50,000			12-Oct-2026
Ryan Cheung	CFO	17,500			12-Oct-2026
Jamie Bannerman	VP Corp Development	27,500			12-Oct-2026
Jordan Potts	Consultant	27,500			12-Oct-2026
Sam Hartmann	VP of Exploration	20,000			12-Oct-2026
Suzanne Neufeld	Employee	10,000			12-Oct-2026
Monita Faris	Corp Secretary	12,500			12-Oct-2026
Richard Newbury	Consultant	10,000			12-Oct-2026
Erik Sehn	Employee	10,000			12-Oct-2026
David Bingham	Consultant	15,000			12-Oct-2026
Caroline Harke	Consultant	5,000			12-Oct-2026
Steve Watson	Employee	5,000			12-Oct-2026
Jeremy Polmear	Consultant	10,000			12-Oct-2026
		381,667
Clarkham Capital Ltd.	Consultant	60,000			18-Oct-2026
Red Cloud Financial Services Inc.	Consultant	60,000			18-Oct-2026
		120,000
Devinder Randhawa	CEO & Director	60,000			08-Mar-2027
Phil Morehouse	Advisor	6,000			08-Mar-2027
Steve Cochrane	Advisor	35,000			08-Mar-2027
Ray Ashley	President & Director	35,000			08-Mar-2027
Ryan Cheung	CFO	25,000			08-Mar-2027
Teddy Clark	Advisor	20,000			08-Mar-2027
Jamie Bannerman	VP Corp Development	25,000			08-Mar-2027
Jordan Potts	Consultant	20,000			08-Mar-2027
Jeremy Polmear	Consultant	20,000			08-Mar-2027
Suzanne Nugent (Neufeld)	Employee	10,000			08-Mar-2027
Monita Faris	Corp Secretary	10,000			08-Mar-2027
Richard Newbury	Consultant	10,000			08-Mar-2027
Marc Bamber	Consultant	10,000			08-Mar-2027
Adam Ross	Consultant	20,000			08-Mar-2027
Sherry Ash	Consultant	5,000			08-Mar-2027
Rich Elkington	Consultant	1,000			08-Mar-2027
Sam Hartmann	VP of Exploration	10,000			08-Mar-2027
Caroline Harke	Consultant	3,000			08-Mar-2027
Grant Lockhart	Consultant	3,000			08-Mar-2027
David Bingham	Consultant	6,000			08-Mar-2027
Kodi Bowman	Consultant	1,000			08-Mar-2027
Bennett Mortimore	Employee	1,333			08-Mar-2027
Steve Watson	Employee	3,000			08-Mar-2027
Erik Sehn	Employee	8,000			08-Mar-2027
		347,333
Dev Randhawa	CEO & Director	150,000			06-Apr-2028
Ray Ashley	President & Director	135,000			06-Apr-2028
Terrence Osier	Director	100,000			06-Apr-2028
John DeJoia	Director	95,961			06-Apr-2028

Name	Position of Optionee	F4 Shares under Option	Exercise Price(1)	Market Value of F4 Shares underlying the F4 Option at the Date of Grant(2)	Expiration Date
Jamie Bannerman	VP Corp Development	25,000			06-Apr-2028
Sam Hartmann	VP of Exploration	48,000			06-Apr-2028
Jordan Potts	Consultant	19,000			06-Apr-2028
Jeremy Polmear	Consultant	19,000			06-Apr-2028
Ryan Cheung	CFO	10,500			06-Apr-2028
Suzanne Neufeld	Employee	5,000			06-Apr-2028
Pacific Blue Holdings	Corp Secretary	5,000			06-Apr-2028
Wendy Polmear	Employee	2,000			06-Apr-2028
Ashtyn Wesley	Employee	1,500			06-Apr-2028
David Heinen	Consultant	5,000			06-Apr-2028
Bennett Mortimore	Employee	25,000			06-Apr-2028
Erik Sehn	Employee	25,000			06-Apr-2028
Kodi Bowman	Consultant	12,500			06-Apr-2028
Steve Watson	Employee	20,000			06-Apr-2028
Todd Mayer	Employee	15,000			06-Apr-2028
Caroline Harke	Consultant	15,000			06-Apr-2028
Reid Stanger	Employee	15,000			06-Apr-2028
Sam Mann	Employee	15,000			06-Apr-2028
Tony Gonzales	Consultant	3,160			06-Apr-2028
Vic Mitchell	Consultant	5,000			06-Apr-2028
Janet Stritychuk	Consultant	5,000			06-Apr-2028
		776,621
Dev Randhawa	CEO & Director	200,000			15-Dec-2028
Ray Ashley	President & Director	200,000			15-Dec-2028
Terrence Osier	Director	100,000			15-Dec-2028
John DeJoia	Director	100,000			15-Dec-2028
Laurie Thomas	Director	50,000			15-Dec-2028
Jamie Bannerman	VP Corp Development	75,000			15-Dec-2028
Sam Hartmann	VP of Exploration	100,000			15-Dec-2028
Jordan Potts	Consultant	55,000			15-Dec-2028
Jeremy Polmear	Consultant	55,000			15-Dec-2028
Ryan Cheung	CFO	30,000			15-Dec-2028
Monita Faris	Corp Secretary	20,000			15-Dec-2028
Adam Ross	Consultant	10,000			15-Dec-2028
Manny Minhas	Consultant	10,000			15-Dec-2028
Richard Newbury	Consultant	10,000			15-Dec-2028
Richard Matthews	Consultant	10,000			15-Dec-2028
Suzanne Neufeld	Employee	25,000			15-Dec-2028
Kim Lemky	Employee	7,500			15-Dec-2028
Wendy Polmear	Employee	5,000			15-Dec-2028
Ashtyn Wesley	Employee	5,000			15-Dec-2028
Erik Sehn	Employee	32,000			15-Dec-2028
Reid Stanger	Employee	32,000			15-Dec-2028
Steve Watson	Employee	25,000			15-Dec-2028
Bennett Mortimore	Employee	20,000			15-Dec-2028
Kodi Bowman	Consultant	20,000			15-Dec-2028
Todd Mayer	Consultant	20,000			15-Dec-2028
Vic Mitchell	Consultant	20,000			15-Dec-2028
Sam Mann	Employee	10,000			15-Dec-2028
Kira Lamanque	Employee	10,000			15-Dec-2028
Emma Rutledge	Employee	5,000			15-Dec-2028
Marcus Savery	Employee	5,000			15-Dec-2028
Samantha Willis	Employee	5,000			15-Dec-2028

Name	Position of Optionee	F4 Shares under Option	Exercise Price(1)	Market Value of F4 Shares underlying the F4 Option at the Date of Grant(2)	Expiration Date
Erika Pfannschmidt	Employee	5,000			15-Dec-2028
		1,276,500
Dev Randhawa	CEO & Director	161,300			12-Jan-2029
Ray Ashley	President & Director	156,600			12-Jan-2029
Terrence Osier	Director	78,300			12-Jan-2029
John DeJoia	Director	78,300			12-Jan-2029
Lauie Thomas	Director	39,100			12-Jan-2029
Jamie Bannerman	VP Corp Development	58,800			12-Jan-2029
Sam Hartmann	VP of Exploration	78,300			12-Jan-2029
Jordan Potts	Consultant	43,100			12-Jan-2029
Jeremy Polmear	Consultant	43,100			12-Jan-2029
Ryan Cheung	CFO	23,500			12-Jan-2029
Pacific Blue Holdings	Corp Secretary	10,000			12-Jan-2029
Adam Ross	Consultant	8,000			12-Jan-2029
Manny Minhas	Consultant	15,000			12-Jan-2029
Richard Newbury	Consultant	8,000			12-Jan-2029
Richard Matthews	Consultant	8,000			12-Jan-2029
Suzanne Neufeld	Employee	8,000			12-Jan-2029
Kim Lemky	Employee	6,000			12-Jan-2029
Wendy Polmear	Employee	4,000			12-Jan-2029
Ashtyn Wesley	Employee	4,000			12-Jan-2029
Gary Best	Consultant	5,000			12-Jan-2029
Erik Sehn	Employee	25,000			12-Jan-2029
Reid Stanger	Employee	25,000			12-Jan-2029
Steve Watson	Employee	19,600			12-Jan-2029
Bennett Mortimore	Employee	15,700			12-Jan-2029
Kodi Bowman	Consultant	15,700			12-Jan-2029
Todd Mayer	Employee	15,700			12-Jan-2029
Vic Mitchell	Employee	15,700			12-Jan-2029
Sam Mann	Employee	7,800			12-Jan-2029
Kira Lamanque	Employee	7,800			12-Jan-2029
Emma Rutledge	Employee	3,900			12-Jan-2029
Marcus Savery	Employee	3,900			12-Jan-2029
Samantha Willis	Employee	3,900			12-Jan-2029
Erika Pfannschmidt	Employee	3,900			12-Jan-2029
		1,000,000

Total OS Options		4,285,454

Notes:

(1)	The exercise price will not be determined until the Effective Date.

(2)	As the F4 Shares are not listed on any stock exchange, the market value of the F4 Shares underlying the F4 Options on the date of grant is not readily available.

PRIOR SALES

As of the date of this Circular, F4 has not issued any F4 Shares other than the 1 F4 Share held by F3. On the Effective Date, it is expected that 49,335,270 F4 Shares will be outstanding pursuant to the Arrangement (assuming no F3 Warrants or F3 Options are exercised and no F3 RSUs vest between the date of the Circular and the Effective Date) or 60,762,121 F4 Shares (assuming all F3 Warrants and F3 Options are exercised and all RSUs vest prior to the Effective Date).

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFERS

To the knowledge of F4, as of the date of the Circular no securities of any class of securities of F4 are held in escrow or subject to contractual restrictions on transfer or are anticipated to be held in escrow or subject to contractual restrictions on transfer following the completion of the Arrangement.

PRINCIPAL SHAREHOLDERS

To the knowledge of management of F3 and F4, no person, firm or company will beneficially own, control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of F4 immediately following the Effective Time other that as set out below.

DIRECTORS AND EXECUTIVE OFFICERS

The names, municipality of residence and positions with F4 of the individuals who will serve as the directors and executive officers of F4 after giving effect to the Arrangement are set out below.

Name, Age, Position and Municipality of Residence	Principal Occupation and Experience	Date Appointed(1)	Number of Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)
Devinder Randhawa British Columbia, Canada Executive Chairman and Director	President and founder of RD Capital Inc. Devinder serves as the CEO of F3 Uranium Corp., Shine Minerals Corp. and Genesis AI Corp.	Appointed as Executive Chairman and Director February 16, 2024	1,255,517
Raymond Ashley British Columbia, Canada Chief Executive Officer and Director	Mr. Ashley is a geoscientist with more than 40 years’ experience in the exploration industry.	Appointed as Director and CEO on February 16, 2024	79,375
Laurie Thomas(3) Saskatchewan, Canada Director	Ms. Thomas is a Certified Management Accountant (CMA) designation in 2008 and is also one of the first graduates of the CIRI/Ivey Business School Investor Relations Certification Program (CPIR). Ms. Thomas is currently a Director on the Meadow Lake Tribal Council Industrial Investment (MLTCII) Board where she is also Chair of the Audit Committee. Ms. Thomas joined MLTCII in October 2020.	Appointed as Director on February 16, 2024	4,900
John DeJoia(3) New Mexico, USA Director	Mr. DeJoia is a Professional Geologist and has over 50 years in the uranium and nuclear industry and has held positions as Chief Geologist, Director of Technical Services, Construction/Program Manager and Senior Vice-President	Appointed as Director on February 16, 2024	Nil
Terrence Osier(3) Wyoming, USA Director	Mr. Terrence Osier is a Professional Geologist with 18 years of experience in the uranium industry. Terrence is also the Vice President of Exploration for Strathmore Plus Uranium Corp, a company that is currently exploring and permitting uranium projects in the state of Wyoming.	Appointed as Director on February 16, 2024	4

Notes:

(1)	All of the directors’ appointments expire at the next annual meeting of F4 Shareholders.

(2)	Upon completion of the Arrangement, based on such individual’s current ownership of F3 Shares.

(3)	Member of the Audit Committee.

As of the date of this Circular, our directors do not beneficially own, control or direct, directly or indirectly own any F4 Shares. Following completion of the Arrangement, our directors and executive officers, as a group, will beneficially own, control or direct, directly or indirectly, 1,339,796 F4 Shares representing approximately 2.76% of the issued and outstanding F4 Shares, and will hold options to acquire an additional 2,179,600 F4 Shares, will hold F3 Warrants to acquire an additional 8,727 F4 Shares and will hold F3 RSUs to acquire and additional 2,107,262 F4 Shares representing approximately 9.27% of the F4 Shares on a fully-diluted basis.

The directors of F4 will thereafter be elected by the shareholders of F4 at each annual meeting of shareholders and will hold office until the next annual meeting of F4, or until his or her successor is duly elected or appointed, unless: (i) his or her office is earlier vacated in accordance with the articles of F4; or (ii) he or she becomes disqualified to act as a director.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, none of F4’s directors or executive officers is, as of the date of the Circular, or was within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including F4) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of F4’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of F4 (a) is, as at the date of the Circular, or has been within the 10 years before the date of the Circular, a director or executive officer of any company (including F3) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

None of F4’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of F4, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The information contained in the Circular as to ownership of securities of F4, corporate cease trade orders, bankruptcies, penalties or sanctions, and existing or potential conflicts of interest, not being within the knowledge of F4, has been provided by each director and executive officer of F4 individually.

Conflicts of Interest

To the best of F4’s knowledge, there are no existing or potential material conflicts of interest between F4 and any of its directors or officers as of the date hereof. However, certain of F4’s directors and officers are, or may become, directors or officers of other companies with businesses which may conflict with its business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on F4’s behalf.

Pursuant to the CBCA, directors and officers of F4 are required to act honestly and in good faith with a view to the best interests of F4.

Generally, as a matter of practice, directors who have disclosed a material interest in any contract or transaction that the F4 Board is considering will not take part in any F4 Board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will refrain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, F4 will establish a special committee of independent directors to review a matter in which directors or officers may have a conflict.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

At this time, no compensation has been paid to any of the directors or expected officers of F4. Compensation arrangements for executive officers may also include compensation in the form of bonuses and benefits arising from the grant of F4 Options, F4 DSUs or Share Units.

Following completion of the Arrangement, it is anticipated that F4 will adopt a compensation structure for its executive officers that is appropriate for its size and the nature of its operations, while also providing an incentive for growth. F4 expects that the initial compensation structure will reflect its intention to keep general and administrative costs low and as a cash-preserving measure, F4 may emphasize compensation through F4 Options, F4 DSUs or Share Units. Depending on the future development of F4 and other factors that may be considered relevant by the F4 Board from time to time, it may be determined in the future to emphasize increased base salaries and rely to a lesser extent on share options or other incentives.

F4 has not established an annual retainer fee or meeting attendance fee for directors. However, F4 expects to establish directors’ fees in the future and each director will be entitled to participate in any security-based compensation arrangement or other plan adopted by F4, from time to time, with the approval of the F4 Board.

Termination of Employment, Changes in Responsibility and Employment Contracts

F4 has no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer (“NEO”) at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of F4 or its subsidiaries or a change in responsibilities of the NEO following a change in control.

Other than as set out above, there are no termination clauses or change of control benefits in employment agreements, or any other contract, agreement, plan or arrangement with named executive officers.

Option-Based Awards

The F4 Option Plan will be administered by the F4 Board, which will designate, in each year, the recipients of options and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements. The options and shares available to be issued under the F4 Option Plan will be used to retain and motivate F4 Option Plan Participants. See “F4 Options” and “F4 Option Plan”.

F4 will issue one F4 Option to acquire one-tenth of a F4 Share for every F3 Option outstanding on the Effective Date as a result of the Arrangement, which F4 Options will be governed by the F4 Option Plan.

DSU and Share Unit-Based Awards

The F4 Equity Incentive Plan will be administered by the F4 Board, which will designate, in each year, the recipients of Share Units and/or DSUs and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements. The options and shares available to be issued under the F4 Equity Incentive Plan will be used to retain and motivate F4 Equity Incentive Plan Participants. See “F4 RSUs” and “F4 Equity Incentive Plan”.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

No individual who is a director or executive officer of F4, or an associate or affiliate of such an individual, is, or has been since F4’s incorporation, indebted to F4. The F4 Board will periodically review the adequacy and form of the compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

AUDIT COMMITTEE

The Audit Committee is responsible for F4’s financial reporting process and the quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of F4’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of F4’s external auditors.

The Audit Committee also assists the F4 Board in fulfilling its responsibilities by reviewing the F4’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Audit Committee maintains effective working relationships with the F4 Board, management, and the external auditors and monitors the independence of those auditors. The Audit Committee is also responsible for reviewing the F4’s financial strategies, its financing plans and its use of the equity and debt markets.

National Instrument 52-110 Audit Committees (“NI 52-110”) requires F4, as a venture issuer to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The text of F4’s Audit Committee Charter is attached hereto as Schedule “I” to this Information Circular.

Composition of the Audit Committee

The current members of the Audit Committee are Laurie Thomas (Chair), Terrence Osier, and John DeJoia are all considered independent pursuant to NI 52-110. All members of the Audit Committee are financially literate.

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with F4, which could, in the view of the F4 Board, reasonably interfere with the exercise of the member’s independent judgment.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by F4’s financial statements.

All the Audit Committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the F4’s financial statements.

Relevant Education and Experience

All the Audit Committee members are senior-level businesspeople with experience in financial matters; each has an understanding of accounting principles used by the F4 to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.

In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors or officers of public companies other than the F4.

Laurie Thomas

Ms. Thomas holds a Bachelor of Commerce Degree with a major in accounting from the University of Saskatchewan. She obtained a Certified Management Accountant (CMA) designation in 2008. She is also one of the first graduates of the CIRI/Ivey Business School Investor Relations Certification Program (CPIR) and received her fellowship in 2022 from the Canadian Institute of Investor Relations. Ms. Thomas has over two decades of strategic and commercial leadership experience in the energy sector, spanning audit and consulting, risk management, reporting, disclosure and mining finance.

Terrence Osier

Mr. Osier has a Master of Science in Geology from Idaho State University, and a Bachelor of Science in Geology from Western Washington University and has over 10 years in the public sector.

John DeJoia

Mr. DeJoia has over 40 years in the uranium industry and holds a B.S. in Geology from the University of Wyoming. John has held positions as Chief Geologist, Director of Technical Services, Construction Manager and Senior Vice-President positions.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the F4 Board, and where applicable the audit committee, on a case-by-case basis.

External Auditors Service Fees (By Category)

F4 has not paid any fees to Charlton & Company, Chartered Professional Accountants in respect of audit fees, audit-related fees, tax fees or other fees for in each of the last two fiscal years and any such fees incurred to date will be paid by F3.

Exemption in Section 6.1 of NI 52-110

F4 is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the F4 Board, the members of which are elected by and are accountable to the shareholders and takes into account the role of the individual members of management who are appointed by the F4 Board and charged with the day to day management of F4. The Canadian Securities Administrators (“CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as F4. In addition, the CSA has implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by F4 of its corporate governance practices. This disclosure is presented below.

Board of Directors

Form 58-101F1 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with F4. “Material relationship” is defined as a relationship that could, in the view of the F4 Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Three of the five directors of F4 are independent. Mr. John DeJoia, Mr. Terrence Osier and Ms. Laurie Thomas are considered to be independent directors since they are independent of management and free from any material relationship with F4. Mr. Devinder Randhawa is not considered to be “independent”, within the meaning of NI 52-110, as a result of his current position as Executive Chairman of F4. Mr. Raymond Ashley is not considered to be “independent”, within the meaning of NI 52-110, as a result of his position as CEO of F4.

To facilitate the directors of the F4 functioning independent of management, where appropriate, during regularly scheduled meetings, non-independent directors and members of management are excluded from certain discussions.

Directorships

The following directors of the F4 are currently serving on board of directors of other reporting companies (or equivalent) as set out below:

Director	Name of Issuer
Devinder Randhawa	Genesis AI Corp. Shine Minerals Corp. Strathmore Plus Uranium Corp.
John DeJoia	Strathmore Plus Uranium Corp.

Orientation and Continuing Education

When new directors are appointed, they receive orientation commensurate with their previous experience and on the responsibilities of directors. F4 Board meetings may also include presentations by F4’s management and employees to give the directors additional insight into F4’s business.

Business Conduct

The F4 Board has found that the fiduciary duties placed on individual directors by applicable law, and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the F4 Board in which the director has an interest, have been sufficient to ensure that the F4 Board operates independently of management and in the best interests of the F4.

Nomination of Directors

F4 does not have a stand-alone nomination committee. The full F4 Board will have responsibility for identifying potential F4 Board candidates. The F4 Board will assess potential F4 Board candidates to fill perceived needs on the F4 Board for required skills, expertise, independence and other factors. Members of the F4 Board and representatives of the mining industry will be consulted for possible candidates.

Compensation

The full F4 Board has the responsibility for determining compensation for the directors and senior management.

To determine future compensation payable, the F4 Board will review compensation paid to directors and CEOs of companies of similar size and stage of development in the mining industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of F4. In setting the compensation, the F4 Board will annually review the performance of the CEO, in light of F4’s objectives, and consider their factors that may have impacted the success of F4 in achieving its objectives.

As previously discussed in the Circular, F4 has no current arrangements, standard or otherwise, pursuant to which directors are compensated by F4 for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert.

Board Committees

The Company has one committee at present, being the Audit Committee.

The Audit Committee is comprised of three of F4’s directors: Laurie Thomas, Terrence Osier and John DeJoia.

Assessments

The F4 Board has not, as yet, established procedures to formally review the contributions of individual directors. At this point, the directors believe that the board’s current size facilitates informal discussion and evaluation of members’ contributions within that framework.

RISK FACTORS

Below are certain risk factors relating to F4 that Shareholders should carefully consider in connection with and following the Arrangement. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information that appears elsewhere in the Circular. Additional risk factors relating to F4 and its shareholders in connection with the Arrangement are set out in the Circular under the heading entitled “Risk Factors”.

F4 Shares will not be listed on any stock exchange

F4 Shares are not currently listed on any stock exchange and there is no current plan to list the F4 Shares on any stock exchange. Until the F4 Shares are listed on a stock exchange, F4 shareholders may not be able to sell their F4 Shares. This may affect the pricing of the F4 Shares in the secondary market and the liquidity of the F4 Shares. F4 Shareholders are advised to consult their legal advisors with respect to trading of the F4 Shares. Even if a listing is obtained, the holding of F4 Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

F4 Shares may not be “qualified investments”

The F4 Shares distributed to F3 Shareholders pursuant to the Arrangement will not qualify as “qualified investments” under the Tax Act for Registered Plans unless, on or before its filing due date for its first taxation year, the F4 Shares are listed on a “designated stock exchange” as defined in the Tax Act (or F4 otherwise satisfies the conditions to be a “public corporation” for purposes of the Tax Act) and F4 validly elects to be a “public corporation” for purposes of the Tax Act from the commence of its first taxation year. No assurance can be given as to whether F4 will qualify as a “public corporation”.

Where a Registered Plan acquires a F4 Share in circumstances where the F4 Shares are not a qualified investment under the Tax Act for the Registered Plan, adverse tax consequences may arise for the Registered Plan and the holder, annuitant or subscriber under the Registered Plan, including that the Registered Plan or controlling individual of the Registered Plan may become subject to penalty taxes.

See “Material Income Tax Considerations – Holders Resident in Canada” in the Circular.

Exploration Stage Company

F4 is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which F4 currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If F4 fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

No History of Mineral Production or Mining Operations

F4 has never had a uranium producing property. There is no assurance that commercial quantities of uranium will be discovered nor is there any assurance that F4’s exploration programs will yield positive results. Even if commercial quantities of uranium are discovered, there can be no assurance that any of F4’s properties will ever be brought to a stage where uranium resources can profitably be produced therefrom. Factors which may limit the ability to produce uranium resources include, but are not limited to, the spot price of uranium, availability of additional capital and financing and the nature of any mineral deposits. F4 does not have a history of mining operations that would guarantee it will produce revenue, operate profitably or provide a return on investment in the future.

Mineral Exploration and Development

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of a mineral deposit may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that F4’s uranium deposits are commercially mineable.

Should any mineral resources and reserves exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) uranium prices, which are historically cyclical; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

The ability to sell and profit from the sale of any eventual mineral production from F4’s properties will be subject to the prevailing conditions in the minerals marketplace at the time of sale. The global minerals marketplace is subject to global economic activity and changing attitudes of consumers and other end-users’ demand for mineral products. Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long term viability of F4 and its operations.

Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and F4 must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than F4 to withstand losses. F4’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than F4 can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect F4’s ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect F4’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. F4 may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on F4’s business, financial condition or results of operations.

Additional Funding

The exploration and development of F4’s mineral properties will require substantial additional capital. When such additional capital is required, F4 will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to F4 and might involve substantial dilution to existing shareholders. F4 may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on F4’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. F4 may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the uranium industry in particular), F4’s status as a new enterprise with a limited history, the location of F4’s mineral properties, the price of commodities and/or the loss of key management personnel.

Acquisition of Additional Mineral Properties

If F4 loses or abandons its interests in its mineral properties, there is no assurance that it will be able to acquire another mineral property of merit or that such an acquisition would be approved by applicable securities regulatory authorities. There is also no guarantee that applicable securities regulatory authorities will approve the acquisition of any additional properties by F4, whether by way of an option or otherwise, should F4 wish to acquire any additional properties.

Government or Regulatory Approvals

Exploration and development activities are dependent upon the grant of appropriate licences, concessions, leases, permits and regulatory consents, which may be withdrawn or made subject to limitations. There is no guarantee that, upon completion of any exploration, a mining licence will be granted with respect to exploration territory. There can also be no assurance that any exploration licence will be renewed or if so, on what terms. These licences place a range of past, current and future obligations on F4. In some cases, there could be adverse consequences for breach of these obligations, ranging from penalties to, in extreme cases, suspension or termination of the relevant licence or related contract.

Permits and Government Regulation

The future operations of F4 may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters. Although Canada has a favourable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of F4, the extent of which cannot be predicted. Before development and production can commence on any properties, F4 must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations, has the potential to reduce the profitability of operations. F4 is currently in compliance with all material regulations applicable to its exploration activities.

Limited Operating History

F4 has a limited operating history and its mineral properties are exploration stage properties. As such, F4 will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of F4’s mineral properties require significant additional expenditures before any cash flow may be generated. Although F4 possesses an experienced management team, there is no assurance that F4 will be successful in achieving a return on shareholders’ investment and the likelihood of success of F4 must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that F4 can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

An investment in F4’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that F4 will be successful in achieving a return on shareholders’ investment and the likelihood of its success must be considered in light of its early stage of operations. You should consider any purchase of F4’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

Title Risks

Although F4 has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. F4 has not conducted surveys on all of the claims in which it holds direct or indirect interests. F4’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and F4’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to F4’s title to a property or to the precise area and location of a property could cause delays or stoppages to F4’s exploration, development or operating activities without reimbursement to F4. Any such delays or stoppages could have a material adverse effect on F4’s business, financial condition and results of operations.

Laws and Regulation

F4’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. F4 applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

Uninsured and Underinsured Risks

F4 faces and will face various risks associated with mining exploration and the management and administration thereof including those associated with being a public company. Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for F4. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

F4 will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations, operating conditions, laws or the climate which may leave F4 exposed to periods of additional uninsured risk.

In the event risk is uninsurable, at its reasonable and sole discretion, F4 may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

Global Economy Risk

The volatility of global capital markets, including the general economic slowdown in the mining sector, over the past several years has generally made the raising of capital by equity or debt financing more difficult. F4 may be dependent upon capital markets to raise additional financing in the future. As such, F4 is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to F4 and its management. If these levels of volatility persist or if there is a further economic slowdown, F4’s operations, F4’s ability to raise capital and the trading price of F4’s securities could be adversely impacted.

In addition, as F4’s operations expand and reliance on global supply chains increases, the impact of significant geopolitical risk and conflict globally may have a sizeable and unpredictable impact on F4’s business, financial condition and operations. The ongoing conflict in Ukraine and the global response to this conflict as it relates to sanctions, trade embargos and military support has resulted in significant uncertainty as well as economic and supply chain disruptions. Should this conflict go on for an extended period of time, expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to F4.

Political and Economic Instability

F4 may be affected by future political or economic instability. The risks include, but are not limited to war, terrorism, military repression, extreme fluctuations in currency exchange rates, and high rates of inflation. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, and expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people, and water use, among other potential factors. The effect of any these factors cannot be accurately predicted.

Specifically, uncertainties resulting from the Russia-Ukraine and Israel-Palestine conflicts, and the accompanying international response, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment, and execution timelines for project development. To date, F4’s operations have not been materially negatively affected by the ongoing conflicts, but should these conflicts go on for an extended period of time, or should other geopolitical disputes and conflicts emerge in other regions, these could result in material adverse effects to F4.

Inflation

F4’s operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices and additional government intervention through stimulus spending or additional regulations. F4’s inability to manage costs may impact, among other things, future development decisions, which could have a material adverse impact on F4’s financial performance.

Health and Safety

Exploration and mining development and operating activities represent inherent safety hazards and maintaining the health and safety of F4’s employees and contractors is of paramount importance to F4. F4 has policies, procedures and controls in place intended to maintain the health and safety of its operations. Notwithstanding such efforts, safety incidents may still occur. Significant potential risks include, but are not limited to, vehicle accidents, unsafe road conditions, or events and contact with energized sources.

Operations in the uranium industry are subject to risks uniquely associated with uranium mining and processing. For example, the risk of over-exposure to radiological materials by F4’s employees, contractors, or others is inherent in F4’s operations, as they involve the treatment, monitoring, possession, handling, storage and/or transportation of radioactive materials (uranium, radon, etc.).

Employees involved in activities in remote areas may also be exposed to additional hazards as a result of equipment failure, such as risk of failure of heating equipment or damage to camp facilities; risk of being stranded due to breakdown or damage to mobile equipment, or risk of attacks on employees by wildlife. The impact of such hazards could be exacerbated by limited access to first aid or other medical care and/or delayed emergency response time.

Any incident resulting in serious injury or death could have profound impacts on F4, its employees and others, as well as result in litigation and/or regulatory action (including, but not limited to suspension of development activities, fines or penalties), or otherwise adversely affect F4’s reputation and ability to meet its objectives.

Environmental Risks

F4’s activities are subject to extensive laws and regulations governing environment protection. F4 is also subject to various reclamation related conditions. Although F4 closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to F4 cannot be estimated at this time.

The legal framework governing this area is constantly developing, therefore F4 is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of F4, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation. There is also a risk that F4’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to F4’s activities and, in particular, the proposed exploration and mining by F4 within the Province of Saskatchewan.

Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the natural landscape, on communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While F4 seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of F4 in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which F4 has an interest or F4’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of F4 or its relationships with the communities in which it operates, which could have a material adverse effect on F4’s business, financial condition, results of operations, cash flows or prospects.

Dependence on Management and Key Personnel

The success of F4 is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on F4’s business and prospects. There is no assurance F4 can maintain the services of its directors, officers or other qualified personnel required to operate its business. As F4’s business activity grows, F4 will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If F4 is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on F4’s operations and financial condition.

First Nations Land Claims

Certain of F4’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on F4’s material interest in F4’s mineral properties and/or potential ownership interest in F4’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which F4’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on F4’s activities. Even in the absence of such recognition, F4 may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on F4’s mineral properties, there is no assurance that F4 will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop F4’s mineral properties.

Claims and Legal Proceedings

F4 and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, F4 may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause F4 to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on F4’s business, operating results or financial condition.

Influence of Third Party Stakeholders

The lands in which F4 holds an interest in at its properties, or the exploration equipment and roads or other means of access which F4 intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, F4’s work programs may be delayed, even if such claims are not meritorious. Such delays may result in significant financial loss and loss of opportunity for F4.

Conflicts of Interest

Most of F4’s directors and officers do not devote their full time to the affairs of F4. All of the directors and officers of F4 are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to F4. Although F4 has policies which address such potential conflicts and the CBCA has provisions governing directors in the event of such a conflict, none of F4’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of F4. If any such conflicts are not resolved in favour of F4, F4 may be adversely affected.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive, with supplies available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People’s Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of F4 and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world. If F4 is unable to supply uranium to important markets in the U.S. or Europe, its business, financial condition and results of operations may be materially adversely affected.

Deregulation of the Electrical Utility Industry

F4’s future prospects may be tied directly to those of the electrical utility industry worldwide. Deregulation of the utility industry, particularly in North America and Europe, is expected to impact the market for nuclear and other fuels for years to come and may result in the premature shutdown of nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors and achieving record capacity factors. There can be no assurance that this trend will continue.

Public Acceptance of Nuclear Energy Cannot Be Assured

Growth in the demand for uranium and in the nuclear power industry will depend upon continued and increased acceptance of nuclear technology by the public as a safe and viable means of generating electricity. Growth of the uranium and nuclear power industry will also depend on continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident or incident at a nuclear reactor anywhere in the world, or an accident or incident relating to the transportation or storage of new or spent nuclear fuel, could negatively impact the public’s acceptance of nuclear power and the future prospects for nuclear power generation, which may have a material and adverse effect on F4’s business, financial condition and results of operations.

Technological Innovation and Obsolescence

Requirements for F4’s products and services may be affected by technological changes impacting the mining and/or nuclear industries. For example, technological changes in nuclear reactors, enrichment and used uranium fuel processing could reduce the demand for uranium. In, addition F4’s competitors may adopt technological advancements that give them an advantage over F4.

Nuclear Energy Competes with other Viable Energy Sources

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates and uranium conversion services, which in turn may result in lower market prices for uranium, which would materially and adversely affect F4’s business, financial condition and results of operations.

Negative Cash Flow from Operating Activities

F4 has no history of earnings and is expected to have a negative cash flow from operating activities. F4’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on F4’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from F4’s existing projects. There is no assurance that any of F4’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, F4 will be required to obtain additional financing in order to meet its future cash commitments.

Going Concern Risk

F4’s financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. F3’s future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that F4 will be successful in completing equity or debt financings or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should F4 be unable to continue as a going concern. These items may cast significant doubt on F4’s ability to continue as a going concern.

Reporting Issuer Status

F4 is subject to reporting requirements under applicable securities law, and other applicable securities rules and regulations. Compliance with these requirements can increase legal and financial compliance costs, make some activities more difficult, time consuming or costly, and increase demand on existing systems and resources. Among other things, F4 is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight is required. As a result, management’s attention may be diverted from other business concerns, which could harm F4’s business and results of operations. F4 may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, F4 may acquire mineral claims, material interests in other mineral claims, and companies that F4 believes are strategic. F4 currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in the Circular, and no other material acquisition is currently being pursued. There can be no assurance that F4 will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired company or mineral claims into F4 may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of F4’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect F4’s business, results of operations and financial condition.

Force Majeure

F4’s projects now or in the future may be adversely affected by risks outside the control of F4, including the price of uranium on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.

Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of F4’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of F4’s mineral properties will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect its operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect F4’s ability to carry out exploration and future development operations and could have a material adverse effect on F4’s business, financial condition, results of operations, cash flows or prospects.

Climate Change Risks

F4 acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, F4 expects that this could result in increased costs at some of its operations in the future.

F4 and the mining industry are facing continued geotechnical challenges, which could adversely impact F4’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of F4’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of F4’s projects to be less profitable than currently anticipated and could result in a material adverse effect on F4’s business results of operations and financial position.

Costs of Land Reclamation Risk

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with F4’s properties. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of F4.

Information Systems and Cyber Security

F4’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. F4’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact F4’s reputation and results of operations.

Although to date F4 has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that F4 will not incur such losses in the future. F4’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, F4 may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Speculative Nature of Investment Risk

An investment in F4’s securities carries a high degree of risk and should be considered as a speculative investment. F4 has no history of earnings, limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The likelihood of success of F4 must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment in F4’s securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in F4.

Dilution

Future sales or issuances of equity securities could decrease the value of the F4 Shares, dilute shareholders’ voting power and reduce future potential earnings per F4 Share. F4 may sell additional equity securities in future offerings (including through the sale of securities convertible into F4 Shares) and may issue additional equity securities to finance F4’s operations, development, exploration, acquisitions or other projects. F4 cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the F4 Shares. F4 Share sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the F4 Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in F4’s earnings per F4 Share.

Dividends

To date, F4 has not paid any dividends on the outstanding F4 Shares. Any decision to pay dividends on the F4 Shares of F4 will be made by the F4 Board on the basis of F4’s earnings, financial requirements and other conditions.

Enforcing Judgments in U.S. Courts

As F4 is a Canadian corporation and most of its directors and officers reside in Canada, it may be difficult or impossible for investors in the United States to effect service or to realize on judgments obtained in the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against F4 or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against F4 or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws. Similarly, some of F4’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult or impossible for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult or impossible for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities law.

PROMOTER

Under applicable Canadian securities laws, F3 may be considered a promoter of F4 in that it took initiative in substantially reorganizing the business of F4.

As of the date of this Circular, F3 is the registered holder of 1 F4 Share representing all of the issued and outstanding F4 Shares. On the Effective Date and pursuant to the Plan of Arrangement, 100% of F4 Shares will be distributed to the shareholders of F3.

Immediately following the Effective Time, F3 is expected to beneficially own, control and direct, directly or indirectly, 0 F4 Shares representing 0% of the issued and outstanding F4 Shares (assuming no F3 Warrants or F3 Options are exercised and no F3 RSUs vest between the date of this Circular and the Effective Date) or 0% on a fully-diluted basis.

Prior to the closing of the Arrangement, and in accordance with a reorganization, F3 will transfer the F4 Properties to F4 and in consideration for the F4 Properties, F4 is expected to issue to F3 49,335,270 F4 Shares, which will be distributed to the F3 Shareholders in connection with the closing of the Arrangement.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings to which F3 or F4 is a party to, or in respect of which any of its assets are the subject of, that is or will be material to F4, and F4 is not aware of any such legal proceedings that are contemplated.

Since incorporation, there have not been any penalties or sanctions imposed against F4 by a court relating to provincial or territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against F4, and F4 has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with a securities regulatory authority.

INTERESTS OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as set elsewhere in this Circular, none of the directors or executive officers of F4, or any person that is expected to beneficially own or control or direct more than 10% of any class or series of shares of F4, or any associate or affiliate of any of the foregoing persons, has or has had any material interest in any past transaction within the three years before the date of this Circular, or any proposed transaction, that has materially affected or would materially affect F4 or any of its subsidiaries.

Certain directors and officers of F4 are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other engaged companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of F4 may not be made available to F4 but, rather, may be offered to a company with competing interests. The directors and senior officers of F4 are required by law to act honestly and in good faith with a view to the best interests of F4 and to disclose any personal interest which they may have in any project or opportunity of F4, and to abstain from voting on such matters.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Charlton & Company, Chartered Professional Accountants (“Charlton”) are the auditors of F3 for the year ended June 30, 2023. Charlton was first appointed as F4’s auditors on February 16, 2024.

The transfer agent and registrar for the F4 Shares is Computershare Trust Company of Canada (“Computershare”). The register of transfers of the F4 Shares is maintained by Computershare at its offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

Following the completion of the Arrangement, the following will be the material contracts of F4, other than contracts entered into in the ordinary course of business:

1.	the Arrangement Agreement dated as of June 4, 2024 among F3 and F4; and

2.	Asset Purchase Agreement between F3 and F4 dated August 15, 2024.

Copies of the above material contracts will be available following the completion of the Arrangement under F4’s profile on SEDAR+ at www.sedarplus.com.

EXPERTS

Charlton & Company, Chartered Professional Accountants, prepared an auditors’ report to F3, the sole shareholder of F4, on the F4 Financial Statements as at the date of incorporation on February 13, 2024. Charlton advised F3 that it is independent with respect to F4 within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Louis F. Fourie, P. Geo., a “qualified person” for the purposes of NI 43-101, has prepared the reports entitled “Technical Report for the Murphy Lake Property, NE Athabasca Basin, Saskatchewan, Canada” and “Technical Report for the Lazy Edward Bay Property, Northern Saskatchewan, Canada” and has reviewed, verified and approved the technical and scientific disclosure contained in this Schedule “H”.

As at the date hereof, to the best knowledge of F4, the aforementioned persons, collectively, held less than one percent of the securities of F4 when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date hereof, and they did not receive any direct or indirect interest in any securities of F4 or of any associate or affiliate of F4 in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.

Charlton & Company, Chartered Professional Accountants of Vancouver, British Columbia, F4’s current auditors, is independent from F4 within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

As at the date hereof, none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of F4 or of any associate or affiliate of F4.

FINANCIAL STATEMENTS DISCLOSURE

Included as Schedule “J” to this Circular are the financial statements of F4 consisting of: (A) a statement of comprehensive income, a statement of changes in equity and a statement of cash flows as at the date of incorporation on February 13, 2024; (B) a statement of financial position as at the end of the financial period; and (C) the notes thereto.

Included as Schedule “K” to this Circular are the pro forma financial statements of F4 consisting of: (A) pro forma statement of financial position as at the date of F4’s most recent statement of financial position, that gives effect to the Arrangement as if it had taken place on such date; (B) F4’s pro forma income statement, that gives effect to the Arrangement as if it had take place at the beginning of its financial year; and (C) F4’s pro forma earnings per share based on the pro forma financial statements.

EXHIBIT A

AUDIT COMMITTEE CHARTER OF F4 URANIUM CORP.

F4 URANIUM CORP. AUDIT COMMITTEE CHARTER

1.	OVERALL PURPOSE / OBJECTIVES

The Audit Committee will assist the Board of Directors in fulfilling its responsibilities. The Audit Committee will review the financial reporting process, the system of internal controls and management of financial risks and the audit process. In performing its duties, the Audit Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company’s business, operations and risks.

2.	AUTHORITY

The Board authorizes the Audit Committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, to set and pay the compensation for any advisors employed by the Audit Committee, to ensure the attendance of Company officers at meetings as appropriate and to communicate directly with the Company’s external auditors.

3.	ORGANIZATION

Membership

3.1	The Audit Committee will be comprised of at least three members, all of whom shall be directors of the Company. Whenever reasonably feasible a majority of the members of the Audit Committee shall have no direct or indirect material relationship with the Company. If less than a majority of the Board of Directors are independent, then a majority of the members of the Audit Committee may be made up of members that are not independent of the Company, provided that there is an exemption in the applicable securities law, rule, regulation, policy or instrument (if any).

3.2	The Chairman of the Audit Committee (if any) will be nominated by the Audit Committee from the members of the Audit Committee who are not officers or employees of the Company, or a company associated or affiliated with the Company, from time to time.

3.3	A quorum for any meeting will be two members.

3.4	The secretary of the Audit Committee will be the Company secretary, or such person as nominated by the Chairman of the Audit Committee, if there is one, or by the members of the Audit Committee.

Attendance at Meetings

3.5	The Audit Committee may invite such other persons (e.g., the President or Chief Financial Officer) to its meetings, as it deems appropriate.

3.6	Meetings shall be held not less than four times a year. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

A-1

4.	ROLES AND RESPONSIBILITIES

The Audit Committee will:

4.1	Review and recommend to the Board of Directors any revisions or updates to the Audit Committee Charter.

4.2	Recommend to the Board of Directors:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(b)	the compensation of the external auditor.

4.3	Directly oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

4.4	Pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor provided that the Audit Committee shall have the authority to delegate such responsibility to one or more of its members to the extent permitted under applicable law and stock exchange rules.

4.5	Review the Company’s financial statements, MD&A and, if applicable, annual and interim earnings press releases before the Company publicly discloses this information.

4.6	Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in subsection 4.5 and shall periodically assess the adequacy of those procedures.

4.7	Establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4.8	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor.

A-2

SCHEDULE “I”

F4 Audit Committee Charter

(see attached)

F4 URANIUM CORP. AUDIT COMMITTEE CHARTER

1.	OVERALL PURPOSE / OBJECTIVES

The Audit Committee will assist the Board of Directors in fulfilling its responsibilities. The Audit Committee will review the financial reporting process, the system of internal controls and management of financial risks and the audit process. In performing its duties, the Audit Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company’s business, operations and risks.

2.	AUTHORITY

The Board authorizes the Audit Committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, to set and pay the compensation for any advisors employed by the Audit Committee, to ensure the attendance of Company officers at meetings as appropriate and to communicate directly with the Company’s external auditors.

3.	ORGANIZATION

Membership

3.1	The Audit Committee will be comprised of at least three members, all of whom shall be directors of the Company. Whenever reasonably feasible a majority of the members of the Audit Committee shall have no direct or indirect material relationship with the Company. If less than a majority of the Board of Directors are independent, then a majority of the members of the Audit Committee may be made up of members that are not independent of the Company, provided that there is an exemption in the applicable securities law, rule, regulation, policy or instrument (if any).

3.2	The Chairman of the Audit Committee (if any) will be nominated by the Audit Committee from the members of the Audit Committee who are not officers or employees of the Company, or a company associated or affiliated with the Company, from time to time.

3.3	A quorum for any meeting will be two members.

3.4	The secretary of the Audit Committee will be the Company secretary, or such person as nominated by the Chairman of the Audit Committee, if there is one, or by the members of the Audit Committee.

Attendance at Meetings

3.5	The Audit Committee may invite such other persons (e.g., the President or Chief Financial Officer) to its meetings, as it deems appropriate.

3.6	Meetings shall be held not less than four times a year. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

4.	ROLES AND RESPONSIBILITIES

The Audit Committee will:

4.1	Review and recommend to the Board of Directors any revisions or updates to the Audit Committee Charter.

4.2	Recommend to the Board of Directors:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(b)	the compensation of the external auditor.

4.3	Directly oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

4.4	Pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor provided that the Audit Committee shall have the authority to delegate such responsibility to one or more of its members to the extent permitted under applicable law and stock exchange rules.

4.5	Review the Company’s financial statements, MD&A and, if applicable, annual and interim earnings press releases before the Company publicly discloses this information.

4.6	Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in subsection 4.5 and shall periodically assess the adequacy of those procedures.

4.7	Establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4.8	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor.

SCHEDULE “J”

F4 Financial Statements

(see attached)

F4 Uranium Corp.

Management’s Discussion & Analysis

From the period from incorporation on February 9, 2024

to March 31, 2024

F4 Uranium Corp.
Management’s Discussion and Analysis
February 9, 2024 (date of incorporation) to March 31, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Introduction

The following Management’s Discussion and Analysis (“MD&A”), prepared as of March 31, 2024, should be read in conjunction with the condensed interim financials for the period from February 9, 2024 (date of incorporation) to March 31, 2024 and accompanying notes of F4 Uranium Corp.

The Company’s condensed interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) as at June 24, 2024.

Forward looking statements

Statements in this report that are forward looking could involve known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Should one or more of these unknown risks and uncertainties, or those described under the headings “Cautionary notes regarding forward-looking statements” and “Risks and uncertainties” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements.

Description of business

F4 Uranium Corp. (“F4” or the “Company”) was incorporated on February 9, 2024 under the laws of Canada Business Corporations Act as part of a plan of arrangement (the “Plan of Arrangement”) to reorganize F3 Uranium Corp (“F3”). The Company’s intended business activity is the acquisition and exploration of exploration and evaluation properties in Canada. The Company’s head office is located at Suite 750 - 1620 Dickson Avenue Kelowna, BC V1Y 9Y2, Canada.

Spin-out from F3 Uranium Corp.

On January 16, 2024, F3 announced that it has initiated steps to spin out (the “Spin-Out”) 14 of the Company’s prospective uranium exploration projects in the Athabasca Basin including the Murphy Lake, Cree Bay, Hearty Bay, Clearwater West, Wales Lake, Todd, Smart Lake, Lazy Edward Bay, Grey Island, Seahorse Lake, Bird Lake, Beaver River, Bell Lake and Flowerdew Lake properties (collectively, the “Properties”) into F4. The Patterson Lake North Property along with the Broach and Minto Properties (collectively, the “PLN Project”), totaling 39,946 hectares, will remain with F3. It is expected that the Spin-Out will be effected by way of a plan of arrangement, under the Canada Business Corporations Act.

Summary of significant accomplishments and corporate developments for the period ended March 31, 2024.

The Company continues to take steps to complete the Plan of Arrangement.

Page | 1

F4 Uranium Corp.
Management’s Discussion and Analysis
February 9, 2024 (date of incorporation) to March 31, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Exploration properties expected

Pursuant to the Plan of Arrangement, the Company’s prospective uranium exploration projects in the Athabasca Basin will include the Murphy Lake, Cree Bay, Hearty Bay, Clearwater West, Wales Lake, Todd, Smart Lake, Lazy Edward Bay, Grey Island, Seahorse Lake, Bird Lake, Beaver River, Bell Lake and Flowerdew Lake properties which are currently owned and operated by F3.

On February 20, 2024, the F3 entered into a non-binding letter of intent with Canadian GoldCamps Corp. (“Canadian GoldCamps”) whereby Canadian GoldCamps and the Company will enter into definitive option agreement The staged option will allow Canadian Goldcamps to earn up to a 70% interest in the Murphy Lake Property in the Athabasca Basin, Saskatchewan in exchange for up to $1.4M in cash, $18,000,000 in exploration expenditures, and 9.9% ownership of Canadian GoldCamps.

Summary of quarterly results

The financial information presented below for the current and comparative periods was derived from annual financial statements prepared in accordance with IFRS or interim financial statements prepared in accordance with IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

Summary of quarterly results (continued)

February 9,
2024 (date of
incorporation)
to March 31,
2024
$
Exploration and evaluation assets	-
Working capital deficiency	(14,999)
Net loss	(15,000)
Net loss per share	(0.00)
basic and diluted	0.00

Net loss in the current quarter was affected by an audit fee accrual. No other expenses were incurred din the period.

Page | 2

F4 Uranium Corp.
Management’s Discussion and Analysis
February 9, 2024 (date of incorporation) to March 31, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Liquidity and capital resources

The Company is an exploration and evaluation stage company and has not yet determined whether its exploration and evaluation assets contain ore reserves that are economically recoverable. Recoverability of amounts shown for exploration and evaluation assets, including the acquisition costs, is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon its ability to fund its operations through equity financing, option agreements or other means. As at March 31, 2024 the Company had cash of $1 and a working capital deficiency of $14,999. Management estimates that the Company has sufficient funds to maintain its operations and activities for the upcoming year. The Company has no exploration agreements that require it to meet certain expenditures.

Financings

On February 9, 2024 (date of incorporation), the Company issued 1 founder common share to F4 for proceeds of $1.

Related party transactions

The Company has identified the Company’s officers, directors, and senior management as its key management personnel. From February 9, 2024 (date of incorporation) to March 31, 2024, the Company did not incur any related party transactions. As at March 31, 2024, the Company did not have any related party balances.

Outstanding share data

As at the date of this document, the Company has 1 common share issued and outstanding.

Key estimates and judgments

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Judgements

●	The assumption that the Company is a going concern and will continue in operation for the foreseeable future and at least one year.

Estimates

●	the determination and recognition of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

Page | 3

F4 Uranium Corp.
Management’s Discussion and Analysis
February 9, 2024 (date of incorporation) to March 31, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Financial instruments and risk management

Financial instruments

International Financial Reporting Standards 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and accounts payable and accrued liabilities. The fair value of cash is measured using level 1 inputs. For and accounts payable and accrued liabilities, the carrying values are considered to be a reasonable approximation of fair value due to the short-term nature of these instruments.

The Company’s financial instruments are exposed to a number of financial and market risks, including credit, liquidity and foreign exchange risks. The Company does not currently have in place any active hedging or derivative trading policies to manage these risks since the Company’s management does not believe that the current size, scale and pattern of its operations warrant such hedging activities.

Risk management

(a)	Credit risk

Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company. The Company has procedures in place to minimize its exposure to credit risk. Company management evaluates credit risk on an ongoing basis including counterparty credit rating and other counterparty concentrations as measured by amount and percentage.

The primary sources of credit risk for the Company arise from its cash. The Company has not suffered any credit losses in the past, nor does it expect to have any credit losses in the future.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations with respect to financial liabilities as they fall due. The Company’s financial liabilities are comprised of accounts payable and accrued liabilities. The Company frequently assesses its liquidity position by reviewing the timing of amounts due and the Company’s current cash flow position to meet its obligations.

The Company’s accounts payable and accrued liabilities arose as a result of general working capital and start-up costs. Payment terms on these liabilities are typically 30 to 60 days from receipt of invoice and do not generally bear interest.

(c)	Market risks

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to market risks.

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F4 Uranium Corp.
Management’s Discussion and Analysis
February 9, 2024 (date of incorporation) to March 31, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Cautionary notes regarding forward-looking statements

Certain information contained in this MD&A constitutes “forward-looking statements” and “forward- looking information” within the meaning of Canadian legislation.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. The Company believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon.

This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward- looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; estimated exploration and development expenditures; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on the Company; the ability for the Company to identify suitable joint venture partners; exploration, development and expansion plans and objectives; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as the Company’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed below in this MD&A under the heading “Risks and uncertainties”.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being exhaustive. Statements relating to “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward- looking information after the date of this MD&A or to conform such information to actual results or to changes in the Company’s expectations except as otherwise required by applicable legislation.

Risks and uncertainties

The Company is subject to a number of risks and uncertainties, including: uncertainties related to exploration and development; uncertainties related to the nuclear power industry; the ability to raise sufficient capital to fund exploration and development; changes in economic conditions or financial markets; increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or inability to obtain permits encountered in connection with exploration activities, labour relations matters, and economic issues that could materially affect uranium exploration and mining. The cost of conducting and continuing mineral exploration and development is significant, and there is no assurance that such activities will result in the discovery of new mineralization or that the discovery of a mineral deposit will be developed and advanced to commercial production. The Company continually seeks to minimize its exposure to these adverse risks and uncertainties, but by the nature of its business and exploration activities, it will always have some degree of risk.

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F4 Uranium Corp.

Financial Statements

From the period from incorporation on February 9, 2024

to March 31, 2024

F4 Uranium Corp.
Statement of financial position
(Expressed in Canadian dollars)

		March 31,
	Notes	2024
ASSETS		$
Current assets
Cash		1
		1

TOTAL ASSETS		1

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		15,000
		15,000

Total Liabilities		15,000

SHAREHOLDER’S DEFICIENCY
Share capital	7	1
Deficit		(15,000)
Total shareholder’s deficiency		(14,999)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIENCY		1

Nature and continuance of operations (Note 1)

Approved by the Board of Directors and authorized for issuance on June 24, 2024:

“Devinder Randhawa”	“Terrence Osier”
Director	Director

The accompanying notes form an integral part of these financial statements.

F4 Uranium Corp.
Statement of loss and comprehensive loss
(Expressed in Canadian dollars)

For the period from
incorporation on
February 9, 2024 to
March 31, 2024
$
EXPENSES
Professional fees	15,000

Loss for the period	(15,000)

Basic and Diluted Loss Per Common	(15,000)
Weighted Average Number of Shares Outstanding – Basic and Diluted	1

The accompanying notes form an integral part of these financial statements.

F4 Uranium Corp.
Statement of shareholder’s deficiency
For the period from incorporation on February 9, 2024 to March 31, 2024
(Expressed in Canadian dollars)

	Share Capital
	Number of
	shares	Amount	Deficit	Total
		$	$	$
Balance, February 9, 2024	-	-	-	-
Issuance of Founders’ share	1	1	-	1
Loss for the period	-	-	(15,000)	(15,000)
Balance, March 31, 2024	1	1	(15,000)	(14,999)

The accompanying notes form an integral part of these financial statements.

F4 Uranium Corp.
Statement of cash flows
(Expressed in Canadian dollars)

For the period from
incorporation on
February 9, 2024 to
March 31, 2024
$
Cash flows provided by (used in) Operating activities

Loss for the period	(15,000)

Changes in non-cash working capital items:
Accounts payable and accrued liabilities	15,000
Cash flows used in operating activities	-

Financing activity
Issuance of Founders’ share	1
Cash flows provided by financing activity	1

Net change in cash in the period	1
Cash, beginning of the period	-
Cash, end of the period	1

There were no cash payments for income taxes or interest during from February 9, 2024 (date of incorporation) to March 31, 2024. In addition, there were no non-cash financing or investing activities.

The accompanying notes form an integral part of these financial statements.

F4 Uranium Corp.
Notes to the financial statements
From the date of incorporation on February 9, 2024 to March 31, 2024
(Expressed in Canadian dollars)

1.	Nature and continuance of operations

F4 Uranium Corp. (“F4” or the “Company”) was incorporated on February 9, 2024 under the laws of Canada Business Corporations Act as part of a plan of arrangement (the “Plan of Arrangement”) to reorganize F3 Uranium Corp (“F3”). The Company’s intended business activity is the acquisition and exploration of exploration and evaluation properties in Canada. The Company’s head office is located at Suite 750 - 1620 Dickson Avenue Kelowna, BC V1Y 9Y2, Canada.

Going concern

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation in the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company was not expected to continue operations for the foreseeable future. As at March 31, 2024, the Company had not yet achieved profitable operations, and incurred a loss of $15,000. As at March 31, 2024, the Company had a working capital deficiency of $14,999 and an accumulated deficit of $14,999. The Company expects to incur further losses in its operations. The current challenging economic climate brought about by factors subsequent to the COVID-19 pandemic may lead to adverse financing conditions, working capital levels and/or debt balances, which may also have an effect on the Company’s operating results and financial position. These circumstances comprise a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent upon identifying a prospective business opportunity, its ability to attain profitable operations to generate funds and/or its ability to raise equity capital or borrowings sufficient to meet its current and future obligations.

2.	Plan of arrangement

On January 16, 2024, F3 announced it will complete a Plan of Arrangement under the provision of the Canada Business Corporations pursuant to which certain exploration assets of F3 (the “Properties”) will be spun-out to F4.

Pursuant to the terms of the Plan of Arrangement, F3 will transfer the Properties to F4 in exchange for F4 Shares. F3 Shareholders will receive F4 Shares on the basis of one F4 Share for every 10 common shares of F3 held at the record date of the Arrangement. There will be no change in shareholder holdings of F3 as a result of the Arrangement.

Upon the successful completion of the Plan of Arrangement, the Company will be liable to issue warrants, stock options and RSUs in F4 to the existing F3 holders (see Note 7).

3.	Basis of presentation

(a)	Statement of compliance

These financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were authorized for issue by the Board of Directors on June 24, 2024.

F4 Uranium Corp.
Notes to the financial statements
From the date of incorporation on February 9, 2024 to March 31, 2024
(Expressed in Canadian dollars)

3.	Basis of presentation (continued)

(b)	Basis of measurement

These financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Unless otherwise noted, these financial statements are presented in Canadian dollars, the functional currency of the Company.

4.	Material accounting policy information

(a)	Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company classifies its financial instruments as follows:

Financial Instrument	Classification
Cash	FVTPL

Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statement of loss in the period in which they arise.

Selected investments in equity instruments at FVTOCI are initially recorded at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses.

F4 Uranium Corp.
Notes to the financial statements
From the date of incorporation on February 9, 2024 to March 31, 2024
(Expressed in Canadian dollars)

4.	Material accounting policy information (continued)

(a)	Financial instruments (continued)

The Company shall recognize in the statement of loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition of financial assets and liabilities

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the statements of loss.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in the statement of loss.

(b)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and redeemable term deposits that are readily convertible to cash. The Company’s cash is held in a major financial institution and is not invested in any asset backed deposits/investments. The Company did not have any cash equivalents at March 31, 2024.

(c)	Exploration and evaluation assets

The Company records exploration and evaluation assets which consist of the costs of acquiring licenses for the right to explore and costs associated with exploration and evaluation activity, at cost. All direct and indirect costs related to the acquisition, exploration and development of exploration and evaluation assets are capitalized by property.

The exploration and evaluation assets are capitalized until the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable. Exploration and evaluation assets are then assessed for impairment and reclassified to mining property and development assets within property and equipment. If an exploration and evaluation property interest is abandoned, both the acquisition costs and the exploration and evaluation costs will be written off to operations in the period of abandonment.

On an ongoing basis, exploration and evaluation assets are reviewed on a property-by- property basis to consider if there are any indicators of impairment, including the following:

i.	Whether the exploration on the property has significantly changed, such that previously identified resource targets are no longer being pursued;

ii.	Whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future; and

iii.	Whether remaining claim tenure terms are sufficient to conduct necessary studies or exploration work.

F4 Uranium Corp.
Notes to the financial statements
From the date of incorporation on February 9, 2024 to March 31, 2024
(Expressed in Canadian dollars)

4.	Material accounting policy information (continued)

(c)	Exploration and evaluation assets (continued)

If any indication of impairment exists, an estimate of the exploration and evaluation asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs of disposal for the exploration and evaluation property interest and their value in use. The fair value less costs of disposal and the value in use are determined for an individual exploration and evaluation property interest, unless the exploration and evaluation property interest does not generate cash inflows that are largely independent of other exploration and evaluation property interests. If this is the case, the exploration and evaluation property interests are grouped together into cash generating units (“CGUs”) for impairment purposes.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of loss for the period.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate and its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior periods. A reversal of an impairment loss is recognized in profit or loss in the period in which that determination was made.

(d)	Agents warrants and warrants

Warrants issued to agents in connection with a financing are recorded at fair value using the Black-Scholes Option Pricing Model and charged to share issue costs associated with the offering with an offsetting credit to reserves in shareholder’s deficiency.

(e)	Share capital

Share capital includes cash consideration received for share issuances, net of commissions and share issue costs. Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the Exchange on the date of the agreement.

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a prorated basis on relative fair values as follows: the fair value of common shares is based on the market close on the date the units are issued; and the fair value of the common share purchase warrants is determined using the Black-Scholes Option Pricing Model.

(f)	Share-based payments

The Company’s share-based compensation plans for employees, Directors, Officers, employees and consultants comprises stock options.

The Company has a stock option plan whereby it is authorized to grant stock options to directors, officers, employees and consultants. Directors, officers, employees and consultants are classified as employees who render personal services to the entity and either i) are regarded as employees for legal or tax purposes, ii) work for an entity under its direction in the same way as directors, officers, employees and consultants who are regarded as employees for legal or tax purposes, or iii) the services rendered are similar to those rendered by employees.

F4 Uranium Corp.
Notes to the financial statements
From the date of incorporation on February 9, 2024 to March 31, 2024
(Expressed in Canadian dollars)

4.	Material accounting policy information (continued)

(f)	Share-based payments (continued)

The fair value of equity settled stock options issued to employees is measured on the grant date, using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility of the expected market price of the Company’s common shares and an expected life of the options. The fair value less estimated forfeitures is charged over the vesting period of the related options to profit or loss unless it meets the criteria for capitalisation to the exploration and evaluation assets with a corresponding credit to other capital reserves in equity. Stock options granted with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

The share-based awards issued to non-employees are generally measured on the fair value of goods or services received unless that fair value cannot be reliably measured. This fair value shall be measured at the date the entity obtains the goods or the counterparty renders service. If the fair value of goods or services received cannot be reliably measured, the fair value of the share-based payments to non-employees are periodically re-measured using the Black-Scholes Option Pricing Model until the counterparty performance is complete.

When the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from other capital reserves to share capital. The estimated forfeitures are based on historical experience and reviewed on a quarterly basis to determine the appropriate forfeiture rate based on past, present and expected forfeitures.

RSUs are measured at their fair value on the date of grant based on the closing price of the Company’s shares on the date of the grant and are recognized as share-based compensation expense over the vesting period, with a corresponding credit to reserve for share-based payments.

(g)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the end of each reporting period, and includes any adjustments to tax payable or receivable in respect of previous years.

Deferred income taxes are recorded using the liability method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they are realized or settled, based on the laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future tax profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

F4 Uranium Corp.
Notes to the financial statements
From the date of incorporation on February 9, 2024 to March 31, 2024
(Expressed in Canadian dollars)

4.	Material accounting policy information (continued)

(h)	Loss per share

The Company presents basic and diluted loss per share for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the gain or loss attributable to common shareholders when the effect is anti-dilutive.

(i)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant control over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources, services or obligations between related parties.

5.	Key estimates and judgements

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Judgements

●	The assumption that the Company is a going concern and will continue in operation for the foreseeable future and at least one year (Note 1).

Estimates

●	the determination and recognition of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

6.	New accounting pronouncements

During the period ended March 31, 2024, the Company adopted the standards set out in Note 4.

There were no accounting pronouncements that have been issued, but are not yet effective that have a material impact on the Company.

7.	Share capital

The Company is authorized to issue an unlimited number of common shares, without par value. All of the Company’s issued shares are fully paid.

F4 Uranium Corp.
Notes to the financial statements
From the date of incorporation on February 9, 2024 to March 31, 2024
(Expressed in Canadian dollars)

7.	Share capital (continued)

Share issuances

For the period ended March 31, 2024

On February 9, 2024 (date of incorporation), the Company issued 1 founder common share to F3 for proceeds of $1.

Commitments

Upon the successful completion of the Plan of Arrangement, the Company will be liable to issue warrants, stock options and RSUs in F4 to the existing F3 holders as follows:

●	Upon the exercise of every F3 warrant held, the shareholder who exercises the warrant will receive one F3 common share and one-tenth of a F4 common share. The exercise price of the F3 warrants will remain the same; however, F3 will compensate F4 for each F4 common share issued on exercise of an F3 warrant.

●	Under the Arrangement, each outstanding stock option to acquire one F3 Share (the “F3 Options”) will be exchanged for: (i) one new replacement option to acquire one new common share without par value of the Company (the “New F3 Share”) having an exercise price equal to the product of the original exercise price of the F3 Option, multiplied by the fair market value of a New F3 Share, divided by the total of the fair market value of a New F3 Share and the fair market value of one-tenth of a F4 Share; and (ii) one option to acquire one-tenth of an F4 Share (the “F4 Options”) with each whole F4 Option having an exercise price equal to the product of the original exercise price of the F3 Option multiplied by the fair market value of one-tenth of an F4 Share at the Effective Time divided by the total of the fair market value of one New F3 Share and one-tenth of a F4 Share at the Effective Time.

●	The restricted share units to acquire F3 Shares (the “F3 RSUs”) shall be transferred and exchanged so each F3 RSU is exchanged for: (i) one new restricted share unit to acquire one New F3 common share; and (ii) one restricted share unit to acquire one-tenth of an F4 common share.

8.	Related party transactions

The Company has identified the Company’s officers, directors, and senior management as its key management personnel. From February 9, 2024 (date of incorporation) to March 31, 2024, the Company did not incur any related party transactions. As at March 31, 2024, the Company did not have any related party balances.

9.	Segmented information

The Company primarily operates in one reportable operating segment being the acquisition and exploration of mineral properties. As at March 31, 2024, all of the Company’s assets were in Canada.

F4 Uranium Corp.
Notes to the financial statements
From the date of incorporation on February 9, 2024 to March 31, 2024
(Expressed in Canadian dollars)

10.	Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue exploration of exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company depends on external financing to fund its activities. The capital structure of the Company comprises common shares.

Changes in the equity accounts of the Company are disclosed in the statements of changes in equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. The issuance of common shares requires approval of the Board of Directors.

The Company reviews its capital management approach on an on-going basis and updates it as necessary depending on various factors, including capital deployment and general industry conditions. The Company anticipates continuing to access equity markets and the use of joint ventures to fund continued exploration and development of its exploration and evaluation assets and the future growth of the business.

11.	Financial instruments and risk management

Financial instruments

International Financial Reporting Standards 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and accounts payable and accrued liabilities. The fair value of cash is measured using level 1 inputs. For and accounts payable and accrued liabilities, the carrying values are considered to be a reasonable approximation of fair value due to the short-term nature of these instruments.

The Company’s financial instruments are exposed to a number of financial and market risks, including credit, liquidity and foreign exchange risks. The Company does not currently have in place any active hedging or derivative trading policies to manage these risks since the Company’s management does not believe that the current size, scale and pattern of its operations warrant such hedging activities.

Risk management

(a)	Credit risk

Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company. The Company has procedures in place to minimize its exposure to credit risk. Company management evaluates credit risk on an ongoing basis including counterparty credit rating and other counterparty concentrations as measured by amount and percentage.

The primary sources of credit risk for the Company arise from its cash. The Company has not suffered any credit losses in the past, nor does it expect to have any credit losses in the future.

F4 Uranium Corp.
Notes to the financial statements
From the date of incorporation on February 9, 2024 to March 31, 2024
(Expressed in Canadian dollars)

11.	Financial instruments and risk management (continued)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations with respect to financial liabilities as they fall due (see Note 1). The Company’s financial liabilities are comprised of accounts payable and accrued liabilities. The Company frequently assesses its liquidity position by reviewing the timing of amounts due and the Company’s current cash flow position to meet its obligations.

The Company’s accounts payable and accrued liabilities arose as a result of general working capital and start-up costs. Payment terms on these liabilities are typically 30 to 60 days from receipt of invoice and do not generally bear interest.

(c)	Market risks

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to market risks.

12.	Deferred income taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

March 31, 2024
$
Loss for the period	(15,000)
Income tax rate	27%

Expected income tax recovery	(4,000)
Change in unrecognized deductible temporary differences	4,000
Total income tax expense (recovery)	-

The significant components of the Company’s deferred tax assets are as follows:

March 31, 2024
Deferred tax assets	$
Non-capital losses available for future period	4,000
4,000
Unrecognized deferred tax assets	(4,000)
Net deferred tax assets	-

Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized.

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the statement of financial position include non-capital losses in Canada of approximately $15,000 with an expiry date of 2044.

SCHEDULE “K”

F4 Pro Forma Financial Statements

(see attached)

F4 Uranium Corp.

(Resulting Issuer)

PRO-FORMA FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Canadian Dollars)

March 31, 2024

F4 URANIUM CORP.
(Resulting Issuer)
Unaudited Pro-Forma Statement of Financial Position
As at March 31, 2024

	F4 Uranium Corp. As at March 31, 2024	Notes	Pro-Forma Adjustments	Resulting Issuer As at March 31, 2024
Current Assets
Cash	$1		$-	$1

Total Current Assets	1		-	1

Exploration and evaluation assets	-	5 (a)	7,000,000	7,000,000

Total Assets	$1		$7,000,000	$7,000,001

Current Liabilities
Accounts payable and accrued liabilities	$15,000	5 (c)	$150,000	$165,000

Total Liabilities	15,000		150,000	165,000

Shareholders’ Equity
Share capital	1	5 (a)	7,000,000	7,000,001
Reserves	-	5 (b)	2,879,716	2,879,716
Deficit	(15,000)	5 (b)(c)	(3,029,716)	(3,044,716)
Total Shareholders’ Equity	(14,999)		6,850,000	6,835,001
Total Liabilities & Shareholders’ Equity	$1		$7,000,000	$7,000,001

The accompanying notes are integral part of these pro-forma financial statements.

F4 URANIUM CORP.
(Resulting Issuer)
Unaudited Pro-Forma Statement of Comprehensive Loss
For the period from February 9, 2024 (date of incorporation) to March 31, 2024

	F4 Uranium Corp. February 9, 2024 (date of incorporation) to March 31, 2024	Notes	Pro-Forma Adjustments	Resulting Issuer February 9, 2024 (date of incorporation) to March 31, 2024
EXPENSES
Stock-based compensation	$-	5 (b)	$2,879,716	$2,879,716
Closing costs		5 (c)	150,000	150,000
Comprehensive loss for the period	-		(3,029,716)	(3,029,716)

Basic and Diluted Profit (Loss) Per Share	-		-	-

Basic and Diluted Profit (Loss) Per Share	-		$-	$-

The accompanying notes are integral part of these pro-forma financial statements.

F4 URANIUM CORP.
(Resulting Issuer)
Notes to Unaudited Pro-Forma Financial Statements
As at March 31, 2024

1.	Basis of Presentation

The accompanying unaudited pro-forma financial statements of F4 Uranium Corp. (“Company” or “F4”) have been prepared by management in accordance with IFRS information derived from the financial statements of F4 and the terms of the Plan of Arrangement dated June ●, 2024, between F3 Uranium Corp. (“F3”) and the Company. The Company applies IFRS as issued by the International Accounting Standards Board (“IASB”).

The resulting issuer will be known as F4 Uranium Corp. (“F4”). The unaudited pro-forma financial statements to which these notes relate have been prepared for inclusion in the filing statement of F4. dated June ●, 2024 (the “Filing Statement”) to be filed by F4 in conjunction with the Transaction (as defined herein). All capitalized terms used but not defined herein have the meaning ascribed thereto in the Filing Statement.

On January 16, 2024, F3 announced it will complete a Plan of Arrangement (the “Plan of Arrangement”) under the provision of the Canada Business Corporations pursuant to which certain assets of F3 will be spun-out to F4 (the “Transaction”). F4 intends on using these properties as its qualifying transaction to obtain a full listing on the Canadian Securities Exchange and to carry out exploration expenditures on the properties.

It is management’s opinion that the unaudited pro-forma financial statement include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in notes 3, 4, and 5 in accordance with IFRS, applied on a basis consistent with F4’s accounting policies, except as otherwise noted. The unaudited pro-forma financial statements are not necessarily indicative of the financial position that would have resulted if the Transaction had occurred on March 31, 2024.

Upon completion of the Transaction, the Resulting Issuer is expected to have 47,341,339 common shares (Note 6) issued and outstanding, in addition, the Company will have 43,954,935 stock options outstanding and 3,431,237 Restricted Stock Units.

The unaudited pro-forma financial statements should be read in conjunction with the historical financial statements and notes thereto of the Company, included elsewhere in the Filing Statement.

The unaudited pro-forma financial statements of the Resulting Issuer have been compiled from (a) the audited financial statements of F4 at March 31, 2024, and (b) additional information set out in Notes 3, 4 and 5.

The unaudited pro-forma financial statements have been prepared as if the Transaction described in Note 3 hereof had occurred on March 31, 2024, and represents the related assets and liabilities included in the March 31, 2024 audited financial statements of F4.

F4 URANIUM CORP.
(Resulting Issuer)
Notes to Unaudited Pro-Forma Financial Statements
As at March 31, 2024

1.	Basis of Presentation (Continued)

Actual amounts recorded upon approval of the Transaction will differ from those recorded in the unaudited pro-forma financial statements of the Company. Completion of the Transaction is subject to a number of conditions, including, but not limited to, final approval of the Canadian Securities Exchange.

These unaudited pro-forma financial statement are expressed in Canadian dollars.

2.	Significant Accounting Policies

The unaudited pro-forma financial statements have been compiled using the material accounting policies, as set out in the audited financial statements of the Company as at and for the period from February 9, 2024 (date of incorporation) to March 31, 2024.

3.	The Transaction

On January 16, 2024, F3 announced it will complete a Plan of Arrangement (the “Plan of Arrangement”) under the provision of the Canada Business Corporations pursuant to which certain assets of F3 will be spun-out to F4 (see Note 5).

Pursuant to the Plan of Arrangement, the Company’s prospective uranium exploration projects in the Athabasca Basin will include the Murphy Lake, Cree Bay, Hearty Bay, Clearwater West, Wales Lake, Todd Lake, Smart Lake, Lazy Edward Bay, Grey Island, Seahorse Lake, Bird Lake, Beaver River, Bell Lake, Flowerdew Lake properties , Hendersen Lake and James Creek Properties which are currently owned and operated by F3 (the “exploration and evaluation assets”).

Under the Plan of Arrangement, F3’s shareholders will exchange each existing common share of F3 for one “new” F3 common share and one common share of F4.

Upon the successful completion of the Plan of Arrangement, the Company will be liable to issue warrants, stock options and RSUs in F4 to the existing F3 holders as follows:

●	For every 10 F3 warrants held and subsequently exercised, the shareholder will receive 10 F3 shares and 1 F4 share.The exercise price of the F3 warrants will remain the same; however, F3 will compensate F4 for each F4 common share issued on exercise of an F3 warrant.

●	For every 1 F3 stock options held, the shareholder will receive 1 F3 stock options and 1 F4 stock option. The exercise prices of the F3 replacement stock options and the F4 stock options will be based on the proportional market value of the two companies after completion of the Plan of Arrangement.

●	For every 10 F3 RSUs held, the shareholder will receive 10 F3 RSUs and 1 F4 RSU.

The Plan of Arrangement will result in an increase of share capital representing the fair value of the property assets acquired.

F4 URANIUM CORP.
(Resulting Issuer)
Notes to Unaudited Pro-Forma Financial Statements
As at July 31, 2022

4.	Accounting for the Acquisition of the Properties

The exploration and evaluation assets do not meet the definition of a business under IFRS 3 - Business Combinations, and as a result, the Transaction is accounted for as the purchase of assets. The net purchase price was determined as an equity settled share-based payment, under IFRS 2 - Share-based Payments.

IFRS 2 generally requires equity settled, share-based transactions to be measured or valued at the fair value of the consideration (goods or services) received. If the value of the goods or services received cannot be estimated reliably, then the default requires that they be measured indirectly, and requires the equity-settled transactions to be measured with reference to the fair value of the equity instruments issued rather than that of the goods or services received.

The purchase price of $7,000,000 was measured based on the fair value of the exploration and evaluation assets acquired. The consideration for the exploration and evaluation assets is comprised of 47,341,339 F4 common shares at a price of $0.148 per share.

The capital structure and the dollar amounts of share capital and reserves prior to the completion of the Transaction would comprise the values presented in the unaudited interim financial statements of F4 effected for the various subsequent transactions leading up to closing including the items disclosed in Note 5.

5.	Pro-Forma Assumptions and Adjustments

The unaudited pro-forma financial statements reflect the following assumptions and adjustments:

(a)	The preliminary purchase price allocation is summarized as follows:

Consideration paid to acquire the F3 exploration properties:	$
Common shares issued to F3 shareholders under the Plan of Arrangement	7,000,000

Exploration and evaluation assets	7,000,000

(b)	Spin-out stock options will be issued pursuant to the Plan of Arrangement, whereby holders of outstanding F3 stock options will receive, in exchange for each stock option, one F3 replacement stock option and one F4 stock option, with exercise prices of the F3 replacement stock options and the F4 stock options based on the proportional market value of the two companies after completion of the Plan of Arrangement.

The Company will grant 43,954,935 stock options. These options had a grant date fair value of $2,879,716 calculated using the Black-Scholes model with the following inputs: i) exercise price: $0.058 to $0.078; ii) share price: $0.148; iii) term: 2.42 to 4.79 years; iv) volatility: 101.57%; v) risk-free interest rate: 3.413% to 3.800%.

F4 URANIUM CORP.
(Resulting Issuer)
Notes to Unaudited Pro-Forma Financial Statements
As at March 31, 2024

5.	Pro-Forma Assumptions and Adjustments (continued)

(c)	The remaining transaction costs comprise approximately $150,000 in estimated regulatory closing costs.

6.	Pro-Forma Share Capital

After giving effect to the pro-forma adjustments and assumptions in Note 5, and assuming there are no further issuances following the date hereof, the issued and fully paid share capital of the Company would be as follows:

	Notes	Shares	Amount	Reserves	Deficit	Total Equity
			$	$	$	$
February 9, 2024 (date of incorporation)		1	1	-	-	1
Shares issuable under the Plan of Arrangement	5 (a)	47,341,338	7,000,000	-	-	7,000,000
Issuance of F4 options	5 (b)	-	-	2,879,716	-	2,879,716
Net loss	5 (c)	-	-	-	(3,044,716)	(3,044,716)
Balance – March 31, 2024		47,341,339	7,000,001	2,879,716	(3,044,716)	6,835,001

7.	Effective Tax Rate

The pro-forma effective income tax rate applicable to the operations subsequent to the completion of the Transaction is 27%.

SCHEDULE “L”

F4 Share Option Plan

(see attached)

F4 URANIUM CORP.

2024 STOCK OPTION PLAN

Effective Date: August 15, 2024

ii

ARTICLE 6 TERMINATION OF EMPLOYMENT OR SERVICES		17
6.1	Termination of Participant	17
6.2	Leave of Absence	18
6.3	Death or Disability	18
6.4	Discretion to Permit Acceleration	19
ARTICLE 7 EVENTS AFFECTING THE CORPORATION		19
7.1	Change in Control	19
7.2	Triggering Events	20
7.3	Reorganization of Corporation’s Capital	20
7.4	Assumptions of Options in Acquisitions	20
7.5	No Restriction on Action	20
7.6	Issue by Corporation of Additional Shares	21
7.7	Fractions	21
ARTICLE 8		21
8.1	Discretion of the Plan Administrator	21
8.2	Amendment of Option or Plan	21
ARTICLE 9 MISCELLANEOUS		22
9.1	Legal Requirement	22
9.2	Rights of Participant	22
9.3	Conflict	22
9.4	Anti-Hedging Policy	22
9.5	No Guarantee of Tax Consequences	22
9.6	Participant Information	23
9.7	Participation in the Plan	23
9.8	Successors and Assigns	23
9.9	Severability	23
9.10	Notices	23
9.11	Effective Date	24
9.12	Governing Law	24
9.13	Submission to Jurisdiction	24

STOCK OPTION PLAN

ARTICLE 1
PURPOSE

1.1	Purpose

The purpose of the Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants of the Corporation and its Subsidiaries, to reward such of those Executives, Employees and Consultants as may be granted Options under the Plan by the Board from time to time for their contributions toward the long term goals and success of the Corporation and to enable and encourage such Executives, Employees and Consultants to acquire Shares as long term investments and proprietary interests in the Corporation.

ARTICLE 2
INTERPRETATION

2.1	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings:

“Applicable Laws” means the applicable laws and regulations and the requirements or policies of any governmental, regulatory authority, securities commission and stock exchange having authority over the Corporation or the Plan;

“Black-Out” means a restriction formally imposed by the Corporation, pursuant to its internal trading policies as a result of the bona fide existence of undisclosed material information, on all or any of its Participants whereby such Participants are prohibited from exercising, redeeming or settling their Options;

“Board” means the board of directors of the Corporation;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Vancouver are open for commercial business during normal banking hours;

“Cashless Exercise” has the meaning set forth in Section 4.8(b);

“Cause” means:

(a)	unless the applicable Option Certificate states otherwise, with respect to any Employee, Officer or Consultant:

(i)	if such Employee, Officer or Consultant is a party to an employment or service agreement with the Corporation or any of its Subsidiaries and such agreement provides for a definition of Cause, the definition contained therein; or

(ii)	if no such agreement exists, or if such agreement does not define Cause, any act or omission that would entitle the Corporation to terminate the employment or service agreement of such Employee, Officer or Consultant, without notice or compensation under the common law for just cause, including, without in any way limiting its meaning under the common law: (A) the failure of the Employee, Officer or Consultant to carry out its duties properly or to comply with the rules, policies and practices of the Corporation or any of its Subsidiaries, as applicable; (B) a material breach of any agreement with the Corporation or any of its Subsidiaries, as applicable, or a material violation of any written policy of the Corporation or any of its Subsidiaries, as applicable; (C) the indictment for or conviction of an indictable offence or any summary offence involving material dishonesty or moral turpitude; (D) a material fiduciary breach with respect to the Corporation or any of its Subsidiaries, as applicable; (E) fraud, embezzlement or similar conduct that results in or is reasonably likely to result in harm to the reputation or business of the Corporation or any of its Subsidiaries; or (F) gross negligence or willful misconduct with respect to the Corporation or any of its Subsidiaries; and

(b)	with respect to any Director, a determination by a majority of the disinterested Board members that the Director has engaged in any of the following:

(i)	gross misconduct or neglect;

(ii)	willful conversion of corporate funds;

(iii)	false or fraudulent misrepresentation inducing the Director’s appointment; or

(iv)	repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance;

“Change of Business” has the meaning attributed thereto in Policy 5.2 – Change of Business and Reverse Takeovers, as amended from time to time, of the TSXV Manual;

“Change in Control” means, unless otherwise defined in the Participant’s employment or service agreement or in the applicable Option Certificate, the occurrence of any one or more of the following events:

(a)	a change in the composition of the Board which results in the majority of the directors of the Corporation not being individuals nominated by the Corporation’s then incumbent directors; or

(b)	a merger, amalgamation, arrangement or reorganization of the Corporation with one or more corporations as a result of which, immediately following such event, the shareholders of the Corporation as a group, as they were immediately prior to such event, hold less than a majority of the outstanding Voting Shares of the surviving corporation;

“Committee” has the meaning set forth in Section 3.2;

“Company” means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

“Consultant” means:

(a)	a Person (other than an Executive or Employee) that:

(i)	is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to any of its Subsidiaries, other than services provided in relation to a distribution of securities (as defined under Applicable Laws);

(ii)	provides the services under a written contract between the Corporation or any of its Subsidiaries and the individual or the Company, as the case may be; and

(iii)	in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or of any of its Subsidiaries, or

(b)	an individual (other than a Director, Officer or Employee) employed by a Company providing management services to the Corporation, which services are required for the ongoing successful operation of the business enterprise of the Corporation;

“Corporate Policies” means any of the policies of the Corporation;

“Corporation” means F4 Uranium Corp.;

“Date of Grant” means, for any Option, the date specified by the Plan Administrator at the time it grants the Option (which, for greater certainty, shall be no earlier than the date on which the Board meets or otherwise acts for the purpose of granting such Option) or if no such date is specified, the date upon which the Option was granted;

“Director” means a director (as defined under Securities Laws) of the Corporation or of any of its Subsidiaries;

“Disabled” or “Disability” means a physical injury or mental incapacity of a nature which the Plan Administrator determines prevents or would prevent the Participant from satisfactorily performing the substantial and material duties of his or her position with the Corporation or any of its Subsidiaries;

“Disinterested Shareholder Approval” means approval by a majority of the votes cast votes cast by Shareholders of the Issuer at the Shareholders’ meeting excluding those votes attaching to Voting Shares of the Issuer beneficially owned by: (i) Insiders to whom Security Based Compensation may be granted under the Security Based Compensation Plan; and (ii) Associates and Affiliates of Persons referred to in section 5.3(b)(i) of Policy 4.4 Security Based Compensation;

“Effective Date” means the date the Plan becomes effective, which shall be upon receipt of all shareholder and Regulatory Approvals;

“Employee” means an individual who:

(a)	is considered an employee of the Corporation or any of its Subsidiaries under the Tax Act and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source;

(b)	works full-time for the Corporation or any of its Subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or any of its Subsidiaries over the details and methods of work as an employee of the Corporation or of a Subsidiary of the Corporation, as the case may be, but for whom income tax deductions are not made at source; or

(c)	works for the Corporation or any of its Subsidiaries on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or any of its Subsidiaries over the details and methods of work as an employee of the Corporation or any of its Subsidiaries;

“Exercise Notice” means the written notice of the exercise of an Option, in the form set out in the Option Certificate (or in such other form as may be approved by the Plan Administrator), duly executed by the Participant;

“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Grant Date through to and including the Expiry Time on the Expiry Date provided, however, that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained;

“Exercise Price” means the price at which an Option is exercisable as determined in accordance with Section 4.5;

“Expiry Date” means the date the Option expires as set out in the Option Certificate or as otherwise determined in accordance with Sections 4.10, 5.1, 7.2, or Article 6;

“Expiry Time” means the time the Option expires on the Expiry Date, which is 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date;

“Exchange” means the TSXV and any other exchange on which the Shares are or may be listed from time to time;

“Executive” means an individual who is a Director or Officer;

“Good Reason” means any one or more of the following events occurring following a Change in Control and without the Participant’s written consent:

(a)	the Participant is placed in a position of lesser stature than its current position and, is assigned duties that would result in a material change in the nature or scope of powers, authority, functions or duties inherent in such a position immediately prior to the Change in Control;

(b)	a material decrease in the Participant’s base salary or a material decrease in the Participant’s short-term incentive grants, long-term incentive grants, benefits, vacation or other compensation;

(c)	a requirement that the Participant relocate to a location greater than 40 kilometers from the Participant’s primary work location immediately prior to the Change in Control; or

(d)	any action or event that would constitute constructive dismissal of the Participant at common law;

“Insider” means:

(a)	a Director or senior officer of the Corporation;

(b)	a Director or senior officer of a Company that is an Insider or a Subsidiary of the Corporation;

(c)	a Person that has

(i)	beneficial ownership of, or control or direction over, directly or indirectly, or

(ii)	a combination of beneficial ownership of, and control or direction over, directly or indirectly, securities of the Issuer carrying more than 10% of the voting rights attached to all the Issuer’s outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the Person as underwriter in the course of a distribution;

(d)	the Corporation itself if it holds any of its own securities;

“Investor Relations Service Providers” has the meaning attributed thereto in Policy 4.4 – Security Based Compensation, as amended from time to time, of the TSXV Manual. Includes any consultant that preforms incest relation activities and any Director Officer Employee or management Company employee whose role and duties primarily consist of Invest Relations Activities. Investor Relation Service Providers may only be granted Stock Options and no other forms of Security Based Compensation (including any RSU’s ) as may be available through the issuer;

“Market Price” means the market value of the Shares as determined in accordance with Section 4.5;

“Net Settlement” has the meaning set out in Section 4.8(c);

“Officer” means an officer (as defined under Securities Laws) of the Corporation or of any of its Subsidiaries;

“Option” means an incentive share purchase option granted pursuant to the Plan entitling a Participant to purchase Shares of the Corporation;

“Option Certificate” means a certificate issued by the Corporation in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Option has been granted under the Plan and which need not be identical to any other such certificates;

“Participant” means an Executive, Employee or Consultant to whom an Option has been granted under the Plan. Those providing Investor Relation services are eligible under this plan;

“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Personal Representative” means: (i) in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and (ii) in the case of a Participant who, for any reason, is unable to manage his or her affairs, the Person entitled by law to act on behalf of such Participant;

“Plan” means this Option Plan, as may be amended from time to time;

“Plan Administrator” means the Board, or if the administration of the Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

“Regulatory Approvals” means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of the Plan or for the Options granted from time to time hereunder;

“Regulatory Authorities” means all Exchanges and all securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation, the Plan or the Options granted from time to time hereunder;

“Reorganization” has the meaning attributed thereto in Policy 5.3 – Acquisitions and Dispositions of Non- Cash Assets, as amended from time to time, of the TSXV Manual;

“Reverse Takeover” has the meaning attributed thereto in Policy 5.2 – Change of Business and Reverse Takeovers, as amended from time to time, of the TSXV Manual;

“RRIF” means a registered retirement income fund as defined in the Tax Act;

“RRSP” means a registered retirement savings plan as defined in the Tax Act;

“Securities Act” means the Securities Act (British Columbia), RSBC 1996, c. 418 as from time to time amended;

“Securities Laws” has the meaning attributed thereto in Policy 1.1 – Interpretation, as amended from time to time, of the TSXV Manual;

“Security Based Compensation Arrangement” for the purposes of the Plan means any option, share option plan, share incentive plan, employee share purchase plan where the Corporation provides any financial assistance or matching mechanism, stock appreciation right or any other compensation or incentive mechanism involving the issuance or potential issuance of securities from the Corporation’s treasury to Executives, Employees or Consultants, but for greater certainty does not involve compensation arrangements which do not involve the issuance or potential issuance of securities from the Corporation’s treasury or arrangements under which compensation arrangements are settled solely in cash and/or securities purchased on the secondary market;

“Share” means one (1) common share in the capital of the Corporation as constituted on the Effective Date or after an adjustment contemplated by Article 7, such other shares or securities to which the holder of an Option may be entitled as a result of such adjustment;

“Shareholder Approval” means approval by the Corporation’s shareholders in accordance with the polices of the Exchange;

“Subsidiary” has the meaning attributed thereto in the Securities Act;

“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

“Termination Date” means (i) the date designated by the Participant and the Corporation or a Subsidiary of the Corporation in a written employment agreement, or other written agreement between the Participant and Corporation or a Subsidiary of the Corporation, or (ii) if no written agreement exists, the date designated by the Corporation or a Subsidiary of the Corporation, as the case may be, on which a Participant ceases to be an employee of the Corporation or a Subsidiary of the Corporation or ceases to provide services to the Corporation or a Subsidiary of the Corporation, as the case may be, provided that, in the case of termination of employment or termination of services by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given, and “Termination Date” specifically does not mean the date of termination of any period of reasonable notice that the Corporation or a Subsidiary of the Corporation, as applicable, may be required by law to provide to the Participant;

“Triggering Event” means:

(a)	the proposed dissolution, liquidation or wind-up of the Corporation;

(b)	a proposed Change in Control;

(c)	the proposed sale or other disposition of all or substantially all of the assets of the Corporation; or

(d)	a proposed material alteration of the capital structure of the Corporation which, in the opinion of the Plan Administrator, is of such a nature that it is not practical or feasible to make adjustments to the Plan or to the Options granted hereunder to permit the Plan and Options granted hereunder to stay in effect;

“TSXV” means the TSX Venture Exchange;

“TSXV Manual” means the TSXV Corporate Finance Manual;

“Vested” means a portion of the Option granted to the Participant which is available to be exercised by such Participant at any time and from time to time;

“Voting Share” means a security of a Company that:

(a)	is not a debt security; and

(b)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing; and

“VWAP” means the volume-weighted average trading price of the Shares on the TSXV calculated by dividing the total value by the total volume of the Shares traded for the five trading days immediately preceding the exercise of the subject Option, provided that the TSXV may exclude internal crosses and certain other special terms trades from the calculation.

2.2	Interpretation

(a)	Whenever the Plan Administrator exercises discretion in the administration of the Plan, the term “discretion” means the sole and absolute discretion of the Plan Administrator.

(b)	As used herein, the terms “Article”, “Section” and “clause” mean and refer to the specified Article, Section and clause of the Plan, respectively.

(c)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)	Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e)	Unless otherwise specified, all references to money amounts are to Canadian currency.

(f)	The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE 3
ADMINISTRATION

3.1	Administration

Subject to and consistent with the terms of the Plan, Applicable Laws and the provisions of any charter adopted by the Board with respect to the powers, authority and operation of the Committee (as amended from time to time), the Plan will be administered by the Plan Administrator, and the Plan Administrator has sole and complete authority, in its discretion, without limitation, to:

(a)	determine the Persons who are eligible to be Participants in accordance with Section 3.4;

(b)	make grants of Options under the Plan relating to the issuance of Shares in such amounts, to such Participants and, subject to the provisions of the Plan, on such terms and conditions as it determines including without limitation:

(i)	the time or times at which Options may be granted, including the applicable Date of Grant

(ii)	the conditions under which an Option or any portion thereof may be granted to a Participant including, without limitation, the Expiry Date, Exercise Price and vesting schedule (which need not be identical with the terms of any other Option):

(iii)	the consequences of a termination with respect to an Option;

(iv)	the number of Shares subject to each Option;

(v)	whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Option, and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or vesting, or waiver of termination regarding any Option, based on such factors as the Plan Administrator may determine;

(c)	establish the form or forms of the Option Certificate and Exercise Notice;

(d)	amend the terms of any Option, subject to and in accordance with the terms and conditions of the Plan;

(e)	cancel, amend, adjust or otherwise change any Option under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of the Plan, including but not limited to:

(i)	allowing non-Vested Options to be treated as Vested upon termination of employment or service of a Participant, as to any or all of termination, death or Disability;

(ii)	providing that the Options with respect to certain classes, types or groups of Participants will have different acceleration, forfeiture, termination, continuation or other terms than other classes, types or groups of Participants;

(iii)	providing for the continuation of any Option for such period which is not longer than 12 months from the Termination Date or 12 months from the date of death or Disability of the Participant, and upon such terms and conditions as are determined by the Plan Administrator in the event that a Participant ceases to be an Executive, Employee or Consultant, as the case may be;

(iv)	providing that Vested Options may be exercised for periods longer or different from those set forth in the Plan, subject to the applicable rules of the Exchange; and

(v)	setting any other terms for the exercise or termination of an Option upon termination of employment or service;

(f)	construe and interpret the Plan and all Option Certificates;

(g)	determine all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the Market Price of the Shares;

(h)	correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(i)	determine whether, to what extent, and under what circumstances an Option may be exercised in cash, through a cashless exercise or through net settlement pursuant to Section 4.8;

(j)	determine the duration and purposes of leaves of absence from employment or engagement by the Corporation which may be granted to Participants without constituting a termination of employment or engagement for purposes of the Plan;

(k)	authorize Persons to execute such documents and instruments as may be necessary to carry out the purposes of the Plan and grants of Options from time to time hereunder;

(l)	prescribe, amend, and rescind rules and regulations relating to the administration of the Plan; and

(m)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Plan.

3.2	Delegation to Committee

(a)	The initial Plan Administrator shall be the Board.

(b)	To the extent permitted by Applicable Law, the Board may, from time to time, delegate to a committee of the Corporation (the “Committee”), consisting of not less than two of its members, all or any of the powers conferred on the Plan Administrator pursuant to the Plan, including the power to sub-delegate to any specified Directors or Officers all or any of the powers delegated by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan.

(c)	In the event the Board delegates to the Committee all or any of the powers conferred on the Plan Administrator pursuant to the Plan, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or any sub-delegate arising out of or in connection with the administration or interpretation of the Plan in this context is final and conclusive and binding on the Corporation and all affiliates of the Corporation, all Participants and all other Persons.

3.3	Determinations Binding

Any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration interpretation of the Plan is final, conclusive and binding on all affected Persons, including the Corporation and any of its Subsidiaries, the affected Participants and their Personal Representatives, any shareholder of the Corporation and all other Persons.

3.4	Eligibility

Subject to the discretion of the Plan Administrator, all Executives, Employees and Consultants are eligible to participate in the Plan. Participation in the Plan is voluntary and eligibility to participate does not confer upon any Executive, Employee or Consultant any right to receive any grant of an Option pursuant to the Plan. In addition, in order to be eligible to receive Options, in the case of Employees and Consultants, the Option Certificate to which they are a party must contain a representation of the Corporation and of such Employee or Consultant, as the case may be, that such Employee or Consultant is a bona fide Employee or Consultant of the Corporation or a Subsidiary of the Corporation, as the case may be.

3.5	Board Requirements

Any Option granted under the Plan shall be subject to the requirement that, if at any time the Corporation shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Option upon any securities exchange or under any Applicable Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6	Liability Limitation and Indemnification

No member of the Board or the Committee shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Option Certificate or any Option granted hereunder.

3.7	Total Shares Subject to Options

Subject to adjustment pursuant to Article 7, the number of Shares hereby reserved for issuance to Participants under the Plan shall not exceed 10% of the number of Shares which are issued and outstanding on the particular date of grant of Options. Any Shares subject to an Option which has been granted under the Plan and which has been cancelled, terminated, surrendered, forfeited or expired without having been exercised as provided for in the Plan shall again be available under the Plan.

3.8	Limits on Options

Notwithstanding anything in the Plan, if the Corporation is listed on the TSXV, the following limitations shall apply to the Plan and all Options thereunder so long as such limitations are required by the TSXV:

(a)	unless Disinterested Shareholder Approval is obtained in accordance with the policies of the TSXV (or unless permitted otherwise by the policies of the TSXV):

(i)	the maximum number of Shares that may be issued to any one Participant (and where permitted pursuant to the policies of the TSXV, any Company that is wholly-owned by the Participant) under the Plan, together with all of the Corporation’s other Security Based Compensation Arrangements, within a 12- month period, may not exceed 5% of the issued Shares calculated on the Date of Grant;

(ii)	the maximum number of Shares that may be issued to Insiders (as a group) under the Plan, together with all of the Corporation’s other Security Based Compensation Arrangements, within a 12-month period, may not exceed 10% of the issued Shares calculated on the Date of Grant; and

(iii)	the maximum number of Shares that may be issued to Insiders (as a group) under the Plan, together with all of the Corporation’s other Security Based Compensation Arrangements, may not exceed 10% of the issued Shares at any time;

(b)	the maximum number of Shares that may be issued to any one Consultant under the Plan, together with all of the Corporation’s other Security Based Compensation Arrangements, within a 12-month period, may not exceed 2% of the issued Shares calculated on the Date of Grant;

(c)	the maximum number of Shares issuable pursuant to Options which may be granted within any 12-month period to Investor Relations Service Providers (as a group) must not exceed 2% of the issued Shares calculated on the Date of Grant;

(d)	Options granted to Investor Relations Service Providers must vest in stages over 12 months with no more than 25% of the Options vesting in any three month period; and

(e)	any Options granted to a Participant who ceases to be a Participant under the Plan for any reason whatsoever shall terminate at a date no later than 12 months from the date such Participant ceases to be a Participant under the Plan.

3.9	Option Certificates

Each Option under the Plan will be evidenced by an Option Certificate. Each Option Certificate will be subject to the applicable provisions of the Plan and will contain such provisions as are required by the Plan and any other provisions that the Plan Administrator may direct.

3.10	Non-transferability of Options

Except to the extent that certain rights may pass to a beneficiary or Personal Representative upon death of a Participant by will or as required by law, no Option is assignable or transferable.

3.11	Resale Restrictions

Any Shares issued by the Corporation upon exercise or settlement of an Option are subject to any resale and trading restrictions in effect pursuant to Applicable Laws and the policies of the Exchange, and the Corporation shall be entitled to place any restriction or legend on any certificates representing such Shares accordingly. Any Option Certificate will bear the following legend, if required pursuant to the policies of the TSXV:

“Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate, and any securities issued upon exercise hereof, may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [the date that is four months and one day after the date of the grant of the Option].”

Any certificate representing Shares issued pursuant to an exercise of an Option before the date that is four month and one day after the date of grant of an Option will bear the following legend, if required pursuant to the policies of the TSXV:

“Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [the date that is four months and one day after the date of the grant of the Option].”

ARTICLE 4
OPTIONS

4.1	Granting of Options

The Plan Administrator may, from time to time, subject to Corporate Policies, the provisions of the Plan and such other terms and conditions as the Plan Administrator may determine, grant Options to any Participant, and in doing so, may, without limitation, in its discretion, (a) designate the Participants who may receive Options under the Plan, (b) fix the number of Options to be granted to each Participant and the date or dates on which such Options shall be granted, and (c) determine the relevant conditions and vesting schedules in respect of any Options.

4.2	Options Account

All Options received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation as of the Date of Grant. The terms and conditions of each Option grant shall be evidenced by an Option Certificate.

4.3	Exercise Period of Options

Subject to Sections 4.10, 5.1, and 7.4 and Article 6, the Date of Grant and the Expiry Date of an Option shall be the dates fixed by the Plan Administrator at the time the Option is granted and shall be set out in the Option Certificate issued in respect of such Option, provided that the duration of such Option will not exceed the maximum term permitted by each organized trading facility on which the Shares are listed, being 10 years for the TSXV from the Date of Grant of such Option (subject to extension where the Expiry Date is within a Black-Out period pursuant to Section 5.1).

4.4	Number of Shares under an Option

The number of Shares which may be purchased pursuant to an Option shall be determined by the Plan Administrator and shall be set out in the Option Certificate issued in respect of the Option.

4.5	Exercise Price of an Option

The Exercise Price at which a Participant may purchase a Share upon the exercise of an Option shall be determined by the Plan Administrator and shall be set out in the Option Certificate issued in respect of the Option. The Exercise Price shall not be less than the Market Price of the Shares as of the Date of Grant. The Market Price of the Shares for a particular Date of Grant shall be determined as follows:

(a)	for each organized trading facility on which the Shares are listed, Market Price will be:

(i)	the closing trading price of the Shares on the day immediately preceding the issuance of the news release announcing the grant of the Option, or

(ii)	if, in accordance with the policies of the TSXV, the Corporation is not required to issue a news release to announce the grant and exercise price of the Option, the closing trading price of the Shares on the day immediately preceding the Date of Grant, and may be less than this price if it is within the discounts permitted by the applicable Regulatory Authorities;

(b)	if the Shares are listed on more than one organized trading facility, the Market Price shall be the Market Price as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Plan Administrator, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c)	if the Shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the Grant Date, then the Market Price will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Plan Administrator; and

(d)	if the Shares are not listed on any organized trading facility, then the Market Price will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Plan Administrator to be the fair value of the Shares, taking into consideration all factors that the Plan Administrator deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms’ length.

Notwithstanding anything else contained herein, in no case will the Market Price be less than the minimum prescribed by each of the organized trading facilities that would apply to the Corporation on the Date of Grant in question.

4.6	Vesting of Options and Acceleration

Subject to the limitations in Section 3.8 and all applicable Regulatory Rules, the vesting schedule for an Option, if any, shall be determined by the Plan Administrator and shall be set out in the Option Certificate issued in respect of the Option. The Plan Administrator may elect, at any time, to accelerate the vesting schedule of one or more Options including, without limitation, on a Triggering Event, and such acceleration will not be considered an amendment to the Option in question requiring the consent of the Participant under Section 8.2 of the Plan. Notwithstanding the foregoing, if the Corporation is listed on the TSXV, no acceleration to the vesting schedule of one or more Options granted to an Investor Relations Service Provider can be made without the prior written acceptance of the TSXV.

4.7	Additional Terms

Subject to all applicable Regulatory Rules and all necessary Regulatory Approvals, the Plan Administrator may attach additional terms and conditions to the grant of a particular Option, such terms and conditions to be set out in the Option Certificate. The Option Certificates will be issued for convenience only, and in the case of a dispute with regard to any matter in respect thereof, the provisions of the Plan and the records of the Corporation shall prevail over the terms and conditions in the Option Certificate.

4.8	Exercise of Options

An Option may be exercised only by the Participant or the Personal Representative of any Participant. A Participant or the Personal Representative of any Participant may exercise an Option in whole or in part at any time and from time to time during the Exercise Period up to the Expiry Time on the Expiry Date by delivering to the Plan Administrator the required Exercise Notice, the applicable Option Certificate and one of following forms of consideration, subject to Applicable Laws:

(a)	Cash Exercise - Consideration may be paid by a Participant sending a wire transfer, certified cheque or bank draft payable to the Corporation in an amount equal to the aggregate Exercise Price of the Shares then being purchased pursuant to the exercise of the Option.

(b)	Cashless Exercise - Subject to approval from the Plan Administrator and further subject to the Shares being traded on the Exchange, consideration may be paid by a Participant as follows: (i) a brokerage firm loans money to the Participant in order for the Participant to exercise Options to acquire the underlying Shares (the “Loan”); (ii) the brokerage firm then sells a sufficient number of Shares to cover the Exercise Price of the Options that were exercised by the Participant in order to repay the Loan; and (iii) the brokerage firm receives an equivalent number of Shares from the exercise of the Options and the Participant receives the balance of the Shares or the cash proceeds from the balance of such Shares.

(c)	Net Settlement - Subject to approval from the Plan Administrator and further subject to the Shares being traded on the Exchange, a Participant, excluding Investor Relations Service Providers, only receives the number of Shares that is equal to the quotient obtained by dividing: (i) the product of the number of Options being exercised of multiplied by the difference between the VWAP of the underlying Shares and the Exercise Price of the subject Options, by (ii) the VWAP of the underlying Shares.

In the event of a Cashless Exercise or Net Settlement, the number of Options exercised, surrendered or converted of, and not the number of Shares actually issued by the Corporation, must be included in calculating the limits set forth in Sections 3.7, 3.8(a), 3.8(b) and 3.8(c).

4.9	Issue of Share Certificates or Direct Registration Statements

As soon as reasonably practicable following the receipt of the Exercise Notice, the Plan Administrator shall cause to be delivered to the Participant a certificate or direct registration statement for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Plan Administrator shall also provide a new Option Certificate for the balance of Shares available under the Option to the Participant concurrent with delivery of the certificate or direct registration statement for the Shares.

4.10	Termination of Options

Subject to such other terms or conditions that may be attached to Options granted hereunder, a Participant may exercise an Option in whole or in part at any time and from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of the Expiry Time on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Plan Administrator at the time the Option is granted as set out in the Option Certificate and the date established, if applicable, pursuant to Article 6.

ARTICLE 5
ADDITIONAL OPTION TERMS

5.1	Black-Out Period

If the Expiry Date for an Option occurs during the Black-Out period, then, notwithstanding any other provision of the Plan, the Option shall be extended no more than ten Business Days after the date the Black- Out is lifted by the Corporation, unless the delayed expiration would result in tax penalties or the Participant or the Corporation is subject to a cease trade order in respect of the Corporation’s securities.

5.2	Withholding Taxes

The granting, vesting or exercise of each Option under the Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or exercise, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances, the Plan Administrator may require that a Participant pay to the Corporation the minimum amount as the Corporation or a Subsidiary of the Corporation is obliged to remit to the relevant taxing authority in respect of the granting, vesting or exercise of the Option. Any such additional payment is due no later than the date on which such amount with respect to the Option is required to be remitted to the relevant tax authority by the Corporation or a Subsidiary of the Corporation, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation may (a) withhold such amount from any remuneration or other amount payable by the Corporation or a Subsidiary of the Corporation to the Participant, (b) require the sale of a number of Shares issued upon exercise or settlement of such Option and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount or (c) enter into any other suitable arrangements for the receipt of such amount. For greater certainty, the application of this Section 5.2 to any granting, vesting, exercise or settlement of an Option shall not conflict with the policies of the Exchange that are in effect at the relevant time and the Corporation will obtain prior Exchange acceptance and/or Shareholder Approval of any application of this Section 5.2 if required pursuant to such policies.

Participants (or their beneficiaries) shall be responsible for all taxes with respect to any Options granted under the Plan, whether arising as a result of the grant or payment in respect of the Option or otherwise. The Corporation, the Plan Administrator and the Board make no guarantees to any Person regarding the tax treatment of an Option or issuances of Shares and none of the Corporation, the Board, the Plan Administrator or any of the Executives, Employees, Consultants, agents, advisors or representatives of the Corporation or the Subsidiary of the Corporation shall have any liability to a Participant with respect thereto.

5.3	Recoupment

Notwithstanding any other terms of the Plan, Options may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or a Subsidiary of the Corporation and in effect at the Date of Grant of the Option, or as otherwise required by law or the rules of the Exchange. The Plan Administrator may at any time waive the application of this Section 5.3 to any Participant or category of Participants.

5.4	No Other Benefit

(a)	No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share or the value of any Option granted, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

(b)	The Corporation makes no representations or warranties to Participants with respect to the Plan or any Options whatsoever. Participants are expressly advised that the value of any Options issued pursuant to the Plan will fluctuate as the trading price of the Shares fluctuates.

(c)	In seeking the benefits of participation in the Plan, the Participant shall exclusively accept all risks associated with a decline in the trading price of the Shares and all other risks associated with the holding of any Options.

ARTICLE 6
TERMINATION OF EMPLOYMENT OR SERVICES

6.1	Termination of Participant

Subject to Article 7 and unless otherwise determined by the Plan Administrator or as set forth in an Option Certificate:

(a)	where a Participant’s employment or services are terminated by the Corporation or a Subsidiary of the Corporation for Cause, then each Option held by the Participant that has not Vested as of the Termination Date is immediately forfeited and cancelled as of the Termination Date. The Plan Administrator, in its discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause. In addition, where a Participant’s employment or services are terminated by the Corporation or a Subsidiary of the Corporation for Cause, the Plan Administrator may, in its discretion, determine that all Options held by the Participant that have Vested as of the Termination Date shall immediately become forfeited, cancelled, null and void, failing which, all Options held by the Participant that have Vested as of the Termination Date shall be exercisable in accordance with Section 4.8 at any time during the period that terminates on the earlier of:

(i)	the Expiry Date;

(ii)	a date determined by the Plan Administrator in its discretion; and

(iii)	the first anniversary of the Termination Date. Any Option that remains unexercised shall be immediately forfeited upon the termination of such period;

(b)	where a Participant ceases to hold office or his or her position, as applicable, by reason of voluntary resignation by the Participant, then each Option held by the Participant that has not Vested as of the Termination Date is immediately forfeited and cancelled as of the Termination Date. All Options held by the Participant that have Vested as of the Termination Date shall be exercisable in accordance with Section 4.8 at any time during the period that terminates on the earlier of: (i) the Expiry Date; (ii) a date determined by the Plan Administrator in its discretion; and (iii) the first anniversary of the Termination Date. Any Option that remains unexercised shall be immediately forfeited upon the termination of such period;

(c)	where a Participant’s employment or services are terminated by the Corporation or a Subsidiary of the Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice); then:

(i)	a portion of any Options held by the Participant that are not yet Vested shall immediately vest, with such portion to be equal to the number of unvested Options multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date the unvested Options were originally scheduled to vest. For clarity and by way of example, if a Participant’s employment is terminated 400 days following the Date of Grant and unvested Options were originally scheduled to vest 600 days from the Date of Grant, two- thirds of the unvested Options will immediately vest;

(ii)	subject to Section 6.1(c)(i), any Options held by the Participant that are not yet Vested at the Termination Date after the application of Section 6.1(c)(i) shall be immediately forfeited to the Corporation; and

(iii)	any Options held by the Participant that have Vested as of the Termination Date or Vested pursuant to Section 6.1(c)(i) shall be settled in accordance with Section 4.8 at any time during the period that terminates on the earlier of: (i) the Expiry Date; (ii) a date determined by the Plan Administrator in its discretion; and (iii) the first anniversary of the Termination Date. Any Option that remains unexercised shall be immediately forfeited upon the termination of such period;

(d)	notwithstanding that such date may be prior to the Termination Date, a Participant’s eligibility to receive further grants of Options under the Plan ceases as of the date that: (i) the Corporation or a Subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant’s employment or services are terminated in the circumstances contemplated by this Section 6.1, or (ii) the Participant provides the Corporation or a Subsidiary of the Corporation, as the case may be, with written notification of the Participant’s voluntary resignation;

(e)	unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, Options shall not be affected by a change of employment agreement or arrangement, or directorship within or among the Corporation or a Subsidiary of the Corporation for so long as the Participant continues to be an Executive, Employee or Consultant, as applicable, of the Corporation or a Subsidiary of the Corporation.

6.2	Leave of Absence

If a Participant is on sick leave or other bona fide leave of absence, such Participant shall continue to be deemed a “Participant” for the purposes of an outstanding Option during the period of such leave, provided that it does not exceed 90 days (or such longer period as may be determined by the Plan Administrator in its discretion). If the period of leave exceeds 90 days (or such longer period as may be determined by the Plan Administrator in its discretion), the relationship shall be deemed to have been terminated by the Participant voluntarily on the 91st day (or the first day immediately following any period of leave in excess of 90 days as approved by the Plan Administrator) of such leave, unless the Participant’s right to reemployment or reengagement of services with the Corporation or a Subsidiary of the Corporation, as applicable, is guaranteed by statute or contract.

6.3	Death or Disability

Where a Participant’s employment or services are terminated by reason of the death of the Participant or the Participant becomes Disabled, then each Option held by the Participant that has not Vested as of the date of the death or Disability, as applicable, of such Participant shall vest on such date, and be exercisable in accordance with Section 4.8 at any time during the period that terminates on the earlier of: (i) the Expiry Date; and (ii) first anniversary of the date of the death or Disability of the Participant. Any Option that remains unexercised shall be immediately forfeited upon the termination of such period. A Participant’s eligibility to receive further grants of Options under the Plan ceases as of the date of the death or Disability of the Participant.

6.4	Discretion to Permit Acceleration

Notwithstanding the provisions of this Article 6, subject to any necessary Regulatory Approvals and, in the case of Options granted to Investor Relations Service Providers, Section 3.8(d) and Section 4.6, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in Article 6, permit the acceleration of vesting of any or all Options, all in the manner and on the terms as may be authorized by the Plan Administrator, and if such discretion is taken and the vesting of any or all Options occurs, then such Options will be exercised in accordance with Section 4.8.

ARTICLE 7
EVENTS AFFECTING THE CORPORATION

7.1	Change in Control

Except as may be set forth in an employment agreement or other written agreement between the Corporation or a Subsidiary of the Corporation and the Participant and subject to any necessary Regulatory Approvals:

(a)	Unless determined otherwise by the Plan Administrator, if within 12 months following the completion of a transaction resulting in a Change in Control, (i) a Participant’s employment or directorship is terminated by the Corporation or a Subsidiary of the Corporation without Cause or (ii) a Participant resigns for Good Reason, without any action by the Plan Administrator, the vesting of all Options held by such Participant shall immediately accelerate and vest on the date of such Participant’s termination or resignation for Good Reason and the Options shall be exercisable in accordance with Section 4.8 at any time during the period that terminates on the earlier of: (i) the Expiry Date; (ii) a date determined by the Plan Administrator in its discretion; and (iii) the first anniversary of the Termination Date. Any Option that remains unexercised shall be immediately forfeited upon the termination of such period.

(b)	Notwithstanding Section 7.1(a), the Plan Administrator may, without the consent of any Participant, and subject to prior TSXV acceptance pursuant to Section 8.2(a), as applicable, take such steps as it deems necessary or desirable in connection with a Change in Control, including, without limitation, to cause: (i) the conversion or exchange of any outstanding Options into or for, rights or other securities of substantially equivalent value (or greater value), as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Options to vest and become realizable, or payable; (iii) restrictions applicable to an Option to lapse, in whole or in part prior to or upon consummation of such Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control; (iv) the termination of an Option in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the settlement of such Option or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the settlement of such Option or realization of the Participant’s rights, then such Option may be terminated by the Corporation without payment); (v) the replacement of such Option with other rights or property selected by the Board in its discretion; or (vi) any combination of the foregoing. In taking any of the actions permitted under this Section 7.1(a), the Plan Administrator will not be required to treat all Options similarly in the transaction.

7.2	Triggering Events

Subject to any necessary Regulatory Approvals and notwithstanding any other provisions of the Plan or any Option Certificate, the Plan Administrator may, without the consent of the Participant in question cause all or a portion of any of the Options granted under the Plan to terminate upon the occurrence of a Triggering Event, provided that the Corporation must give written notice to the Participant in question not less than 10 days prior to the consummation of a Triggering Event so as to permit the Participant the opportunity to exercise the Vested portion of the Options prior to such termination. Upon the giving of such notice and subject to any necessary Regulatory Approvals, all Options or portions thereof granted under the Plan which the Corporation proposes to terminate shall become immediately exercisable notwithstanding any contingent vesting provision to which such Options may have otherwise been subject.

7.3	Reorganization of Corporation’s Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control, or in the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control, that would warrant the amendment or replacement of any existing Options in order to adjust the number of Shares that may be acquired on the vesting of outstanding Options and/or the terms of any Option in order to preserve proportionately the rights and obligations of the Participants holding such Options, the Plan Administrator may, subject to the prior approval of the Exchange, if required, authorize such steps to be taken as it may consider to be equitable and appropriate to that end, including, but not limited to, permitting the immediate vesting of any unvested Options and amending the Exercise Price payable per Share.

7.4	Assumptions of Options in Acquisitions

Notwithstanding any other provision of the Plan, in connection with a Reverse Takeover, a Change of Business, a Reorganization or an acquisition pursuant to Policy 5.3 – Acquisitions and Dispositions of Non- Cash Assets of the TSXV Manual, subject to prior TSXV acceptance, security based compensation of a target Company may be cancelled and replaced with substantially equivalent Options under the Plan without Shareholder Approval, provided that: (a) the number of Shares issuable pursuant to the Options (and their applicable exercise price) is adjusted in accordance with the share exchange ratio applicable to the particular transaction, regardless of whether the adjusted exercise price is below the current Market Price; and (b) any other applicable policies of the TSXV have been complied with.

7.5	No Restriction on Action

The existence of the Plan and of any Options granted hereunder shall not affect, limit or restrict in any way the right or power of the Corporation, the Board or the Corporation’s shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise. No Participant or any other Person shall have any claim against any member of the Committee or the Corporation or any Employees, Officers or agents of the Corporation as a result of any such action.

7.6	Issue by Corporation of Additional Shares

Except as expressly provided in this Article 7, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Options.

7.7	Fractions

No fractional Shares will be issued pursuant to an Option. Accordingly, if, as a result of any adjustment under this Article 7, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares (rounded down to the nearest whole number) and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

ARTICLE 8
AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

8.1	Discretion of the Plan Administrator

Subject to any Regulatory Approvals, including, where required, the approval of the TSXV and to Section 8.2, the Plan Administrator may, from time to time, without notice to or approval of the Participants or of the shareholders of the Corporation, amend, modify, change, suspend or terminate the Plan or any Options granted pursuant to the Plan as it, in its discretion, determines appropriate, provided, however, that, no such amendment, modification, change, suspension or termination of the Plan or any Options granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any Applicable Laws or Exchange requirements or as otherwise set out in the Plan.

8.2	Amendment of Option or Plan

Notwithstanding Section 8.1 and subject to any rules of the Exchange, if the Corporation is listed on the TSXV, the following limitations shall apply to the Plan and all Options thereunder so long as such limitations are required by the TSXV:

(a)	any adjustment to Options, other than in connection with a security consolidation or security split, is subject to the prior acceptance of the TSXV;

(b)	any amendment to the Plan is subject to the prior acceptance of the TSXV, except for amendments to: (i) reduce the number of Shares that may be issued under the Plan, (ii) increase the Exercise Price of Options, or (iii) cancel Options;

(c)	subject to any rules of the TSXV, approval of shareholders of the Corporation shall be required for any amendment to the Plan except for amendments to: (i) fix typographical errors, and (ii) clarify existing provisions of the Plan and which do not have the effect of altering the scope, nature and intent of such provisions; and

(d)	any reduction in the Exercise Price of an Option, or extension to the Expiry Date of an Option, held by an Insider at the time of the proposed amendment is subject to Disinterested Shareholder Approval in accordance with the policies of the TSXV.

ARTICLE 9
MISCELLANEOUS

9.1	Legal Requirement

The Corporation is not obligated to grant any Options, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

9.2	Rights of Participant

construed as giving a Participant a right to remain as an Executive, Employee or Consultant of the Corporation or a Subsidiary of the Corporation. Neither the Participant nor such Participant’s Personal Representatives shall have any rights whatsoever as a shareholder of the Corporation in respect of Shares issuable pursuant to any Option until the allotment and issuance to such Participant or the liquidator, executor or administrator, as the case may be, of the estate of such Participant, of certificates representing such Shares (or in the case of Shares issued in uncertificated form, receipt of evidence of a book position on the register of the shareholders of the Corporation maintained by the transfer agent and registrar of the Corporation).

9.3	Conflict

In the event of any conflict between the provisions of the Plan and the provisions of an Option Certificate, an employment agreement or another written agreement between the Corporation or a Subsidiary of the Corporation and a Participant, the provisions of the Plan shall govern.

9.4	Anti-Hedging Policy

By accepting the Option, each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Options.

9.5	No Guarantee of Tax Consequences

Neither the Plan Administrator nor the Corporation makes any commitment or guarantee that any specific tax treatment will apply or be available to the Participants.

9.6	Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such Persons (including Persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

9.7	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant.

9.8	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its affiliates.

9.9	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

9.10	Notices

All written notices to be given by the Participant to the Corporation shall be delivered by (a) hand or courier, with all fees and postage prepaid, addressed using the information specified below, or designated otherwise by the Corporation in writing; or (b) email to the email address that the parties regularly use to correspond with one another or to any other email address specified by the Corporation in writing to the Participant:

F4 URANIUM CORP.
Suite 750 - 1620 Dickson Ave
Kelowna, B.C.
V1Y 9Y2

Attention: Corporate Secretary

Such notices are, if delivered by hand or by courier, deemed to have been given by the sender and received by the addressee at the time of delivery. Any notice sent by email will be deemed to have been given by the sender and received by the addressee on the first Business Day after it was transmitted. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

9.11	Effective Date

The Plan shall become effective upon the receipt of all required shareholder and regulatory approvals, being the Effective Date.

9.12	Governing Law

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

9.13	Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating in any way to the Plan, including with respect to the grant of Options and any issuance of Shares made in accordance with the Plan.

SCHEDULE “M”

F4 Equity Incentive Plan

(see attached)

F4 URANIUM CORP.

FIXED EQUITY INCENTIVE PLAN

Effective Date: August 15, 2024

- ii -

6.3	Withholding Taxes	17
6.4	Compliance with the Tax Act	18
6.5	Recoupment	18
6.6	No Other Benefit	18
ARTICLE 7 TERMINATION OF EMPLOYMENT OR SERVICES		19
7.1	Termination of Participant	19
7.2	Leave of Absence	20
7.3	Death or Disability	20
7.4	Discretion to Permit Acceleration	20
ARTICLE 8 EVENTS AFFECTING THE CORPORATION		21
8.1	Change in Control	21
8.2	Triggering Events	22
8.3	Reorganization of Corporation’s Capital	22
8.4	Assumptions of Awards in Acquisitions	22
8.5	No Restriction on Action	22
8.6	Issue by Corporation of Additional Shares	23
8.7	Fractions	23
ARTICLE 9 AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN		23
9.1	Amendment, Suspension, or Termination of the Plan	23
9.2	Shareholder Approval	23
ARTICLE 10 MISCELLANEOUS		23
10.1	Legal Requirement	23
10.2	Rights of Participant	24
10.3	Conflict	24
10.4	Anti-Hedging Policy	24
10.5	No Guarantee of Tax Consequences	24
10.6	Participant Information	24
10.7	Participation in the Plan	24
10.8	Successors and Assigns	24
10.9	Severability	25
10.10	Notices	25
10.11	Effective Date and Replacement	25
10.12	Governing Law	25
10.13	Submission to Jurisdiction	25

EQUITY INCENTIVE PLAN

ARTICLE 1
PURPOSE

1.1	Purpose

The purpose of the Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants of the Corporation and its Subsidiaries, to reward such of those Executives, Employees and Consultants as may be granted Awards under the Plan by the Board from time to time for their contributions toward the long term goals and success of the Corporation and to enable and encourage such Executives, Employees and Consultants to acquire Shares as long term investments and proprietary interests in the Corporation.

ARTICLE 2
INTERPRETATION

2.1	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings:

“Applicable Laws” means the applicable laws and regulations and the requirements or policies of any governmental, regulatory authority, securities commission and stock exchange having authority over the Corporation or the Plan;

“Award” means any Share Unit or Deferred Share Unit granted under the Plan;

“Award Agreement” means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under the Plan and which need not be identical to any other such agreements;

“Black-Out” means a restriction formally imposed by the Corporation, pursuant to its internal trading policies as a result of the bona fide existence of undisclosed material information, on all or any of its Participants whereby such Participants are prohibited from exercising, redeeming or settling their Awards;

“Board” means the board of directors of the Corporation;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Vancouver are open for commercial business during normal banking hours;

“Cash Fees” has the meaning set forth in Section 5.1(a);

“Cause” means:

(a)	unless the applicable Award Agreement states otherwise, with respect to any Employee, Officer or Consultant:

(i)	if such Employee, Officer or Consultant is a party to an employment or service agreement with the Corporation or any of its Subsidiaries and such agreement provides for a definition of Cause, the definition contained therein; or

(ii)	if no such agreement exists, or if such agreement does not define Cause, any act or omission that would entitle the Corporation to terminate the employment or service agreement of such Employee, Officer or Consultant, without notice or compensation under the common law for just cause, including, without in any way limiting its meaning under the common law: (A) the failure of the Employee, Officer or Consultant to carry out its duties properly or to comply with the rules, policies and practices of the Corporation or any of its Subsidiaries, as applicable; (B) a material breach of any agreement with the Corporation or any of its Subsidiaries, as applicable, or a material violation of any written policy of the Corporation or any of its Subsidiaries, as applicable; (C) the indictment for or conviction of an indictable offence or any summary offence involving material dishonesty or moral turpitude; (D) a material fiduciary breach with respect to the Corporation or any of its Subsidiaries, as applicable; (E) fraud, embezzlement or similar conduct that results in or is reasonably likely to result in harm to the reputation or business of the Corporation or any of its Subsidiaries; or (F) gross negligence or willful misconduct with respect to the Corporation or any of its Subsidiaries; and

(b)	with respect to any Director, a determination by a majority of the disinterested Board members that the Director has engaged in any of the following:

(i)	gross misconduct or neglect;

(ii)	willful conversion of corporate funds;

(iii)	false or fraudulent misrepresentation inducing the Director’s appointment; or

(iv)	repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance;

“Change of Business” has the meaning attributed thereto in Policy 5.2 – Change of Business and Reverse Takeovers, as amended from time to time, of the TSXV Manual;

“Change in Control” means, unless otherwise defined in the Participant’s employment or service agreement or in the applicable Award Agreement, the occurrence of any one or more of the following events:

(a)	a change in the composition of the Board which results in the majority of the directors of the Corporation not being individuals nominated by the Corporation’s then incumbent directors; or

(b)	a merger, amalgamation, arrangement or reorganization of the Corporation with one or more corporations as a result of which, immediately following such event, the shareholders of the Corporation as a group, as they were immediately prior to such event, hold less than a majority of the outstanding Voting Shares of the surviving corporation;

“Committee” has the meaning set forth in Section 3.2;

“Company” means a corporation incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

“Consultant” means:

(a)	a Person (other than an Executive or Employee) that:

(i)	is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to any of its Subsidiaries, other than services provided in relation to a distribution of securities (as defined under Applicable Laws);

(ii)	provides the services under a written contract between the Corporation or any of its Subsidiaries and the individual or the Company, as the case may be; and

(iii)	in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or of any of its Subsidiaries, or

(b)	an individual (other than a Director, Officer or Employee) employed by a Company providing management services to the Corporation, which services are required for the ongoing successful operation of the business enterprise of the Corporation;

“Corporate Policies” means any of the policies of the Corporation;

“Corporation” means F4 Uranium Corp.;

“Date of Grant” means, for any Award, the date specified by the Plan Administrator at the time it grants the Award (which, for greater certainty, shall be no earlier than the date on which the Board meets or otherwise acts for the purpose of granting such Award) or if no such date is specified, the date upon which the Award was granted;

“Deferred Share Unit” or “DSU” means a right, granted to a Participant in accordance with Article 5, subject to the provisions of the Plan;

“Director” means a director (as defined under Securities Laws) of the Corporation or of any of its Subsidiaries;

“Director Fees” means any compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board;

“Disabled” or “Disability” means a physical injury or mental incapacity of a nature which the Plan Administrator determines prevents or would prevent the Participant from satisfactorily performing the substantial and material duties of his or her position with the Corporation or any of its Subsidiaries;

“DSU Settlement Date” has the meaning set forth in Section 5.5(a);

“Effective Date” means the date the Plan becomes effective, which shall be upon receipt of all shareholder and regulatory approvals;

“Elected Amount” has the meaning set forth in Section 5.1(a);

“Electing Person” means a Participant who is, on the applicable Election Date, a Director;

“Election Date” means the date on which the Electing Person files an Election Notice in accordance with Section 5.1(b);

“Election Notice” has the meaning set forth in Section 5.1(b);

“Employee” means an individual who:

(a)	is considered an employee of the Corporation or any of its Subsidiaries under the Tax Act and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source;

(b)	works full-time for the Corporation or any of its Subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or any of its Subsidiaries over the details and methods of work as an employee of the Corporation or of a Subsidiary of the Corporation, as the case may be, but for whom income tax deductions are not made at source; or

(c)	works for the Corporation or any of its Subsidiaries on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or any of its Subsidiaries over the details and methods of work as an employee of the Corporation or any of its Subsidiaries;

“Exchange” means the TSXV and any other exchange on which the Shares are or may be listed from time to time;

“Executive” means an individual who is a Director or Officer;

“Good Reason” means any one or more of the following events occurring following a Change in Control and without the Participant’s written consent:

(a)	the Participant is placed in a position of lesser stature than its current position and, is assigned duties that would result in a material change in the nature or scope of powers, authority, functions or duties inherent in such a position immediately prior to the Change in Control;

(b)	a material decrease in the Participant’s base salary or a material decrease in the Participant’s short-term incentive grants, long-term incentive grants, benefits, vacation or other compensation;

(c)	a requirement that the Participant relocate to a location greater than 40 kilometers from the Participant’s primary work location immediately prior to the Change in Control; or

(d)	any action or event that would constitute constructive dismissal of the Participant at common law;

“Insider” means:

(a)	a Director or senior officer of the Corporation;

(b)	a Director or senior officer of a Company that is an Insider or a Subsidiary of the Corporation;

(c)	a Person that has

(i)	beneficial ownership of, or control or direction over, directly or indirectly, or

(ii)	a combination of beneficial ownership of, and control or direction over, directly or indirectly, securities of the Issuer carrying more than 10% of the voting rights attached to all the Issuer’s outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the Person as underwriter in the course of a distribution;

(d)	the Corporation itself if it holds any of its own securities;

“Investor Relations Activities” has the meaning attributed thereto in Policy 1.1 – Interpretation, as amended from time to time, of the TSXV Manual;

“Market Price” at any date in respect of the Shares shall be the volume weighted average closing price of Shares on the TSXV for the five (5) trading days immediately preceding such date (or, if such Shares are not then listed and posted for trading on the TSXV, on such stock exchange on which the Shares are listed and posted for trading as may be selected for such purpose by the Board), subject to any adjustments as may be required to secure all necessary Regulatory Approvals, provided that if the Corporation is listed on an Exchange, such price shall not be less than the market price determined in accordance with the rules of such Exchange. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

“Officer” means an officer (as defined under Securities Laws) of the Corporation or of any of its Subsidiaries;

“Participant” means an Executive, Employee or Consultant to whom an Award has been granted under the Plan. Notwithstanding the foregoing and any other provision of the Plan, no Person who performs Investor Relations Activities on behalf of the Corporation or a Subsidiary of the Corporation shall be a Participant;

“Participant Service Separation Date” means the date of a Participant’s death, or retirement from, or loss of office or employment with, or provision of services to, the Corporation or any of its Subsidiaries, including: (i) the voluntary resignation or retirement of a Director from the Board; or (ii) the removal of such Director from the Board whether by shareholder resolution or failure to achieve re-election;

“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a Subsidiary of the Corporation, a division of the Corporation or of a Subsidiary of the Corporation, or an individual, or may be applied to the performance of the Corporation or a Subsidiary of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator;

“Performance Period” means the period specified by the Plan Administrator for achievement of any applicable Performance Goals as a condition to vesting;

“Performance Share Unit” or “PSU” means a right, granted to a participant in accordance with Article 4, subject to the provisions of the Plan, that generally becomes Vested, if at all, subject to the attainment of certain Performance Goals and satisfaction of such other conditions to vesting, if any, as may be determined by the Plan Administrator;

“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Personal Representative” means: (i) in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and (ii) in the case of a Participant who, for any reason, is unable to manage his or her affairs, the Person entitled by law to act on behalf of such Participant;

“Plan” means this Equity Incentive Plan, as may be amended from time to time;

“Plan Administrator” means the Board, or if the administration of the Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

“Regulatory Approvals” means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of the Plan or for the Awards granted from time to time hereunder;

“Regulatory Authorities” means all Exchanges and all securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation, the Plan or the Awards granted from time to time hereunder;

“Reorganization” has the meaning attributed thereto in Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets, as amended from time to time, of the TSXV Manual;

“Restricted Share Unit” or “RSU” means a right, granted to a Participant in accordance with Article 4, subject to the provisions of the Plan, that generally becomes Vested, if at all, following a period of continuous employment of the Participant with the Corporation or a Subsidiary of the Corporation;

“Reverse Takeover” has the meaning attributed thereto in Policy 5.2 – Change of Business and Reverse Takeovers, as amended from time to time, of the TSXV Manual;

“RRIF” means a registered retirement income fund as defined in the Tax Act; “RRSP” means a registered retirement savings plan as defined in the Tax Act;

“Securities Act” means the Securities Act (British Columbia), RSBC 1996, c. 418 as from time to time amended;

“Securities Laws” has the meaning attributed thereto in Policy 1.1 – Interpretation, as amended from time to time, of the TSXV Manual;

“Security Based Compensation Arrangement” for the purposes of the Plan means any option, share option plan, share incentive plan, employee share purchase plan where the Corporation provides any financial assistance or matching mechanism, stock appreciation right or any other compensation or incentive mechanism involving the issuance or potential issuance of securities from the Corporation’s treasury to Executives, Employees or Consultants, but for greater certainty does not involve compensation arrangements which do not involve the issuance or potential issuance of securities from the Corporation’s treasury or arrangements under which compensation arrangements are settled solely in cash and/or securities purchased on the secondary market;

“Share” means one (1) common share in the capital of the Corporation as constituted on the Effective Date or after an adjustment contemplated by Article 8, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

“Share Unit” means an RSU or a PSU, as applicable;

“Share Unit Settlement Date” has the meaning set forth in Section 4.4;

“Shareholder Approval” means approval by the Corporation’s shareholders in accordance with the polices of the Exchange;

“Subsidiary” has the meaning attributed thereto in the Securities Act;

“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

“Termination Date” means (i) the date designated by the Participant and the Corporation or a Subsidiary of the Corporation in a written employment agreement, or other written agreement between the Participant and Corporation or a Subsidiary of the Corporation, or (ii) if no written agreement exists, the date designated by the Corporation or a Subsidiary of the Corporation, as the case may be, on which a Participant ceases to be an employee of the Corporation or a Subsidiary of the Corporation or ceases to provide services to the Corporation or a Subsidiary of the Corporation, as the case may be, provided that, in the case of termination of employment or termination of services by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given, and “Termination Date” specifically does not mean the date of termination of any period of reasonable notice that the Corporation or a Subsidiary of the Corporation, as applicable, may be required by law to provide to the Participant;

“Triggering Event” means:

(a)	the proposed dissolution, liquidation or wind-up of the Corporation;

(b)	a proposed Change in Control;

(c)	the proposed sale or other disposition of all or substantially all of the assets of the Corporation; or

(d)	a proposed material alteration of the capital structure of the Corporation which, in the opinion of the Plan Administrator, is of such a nature that it is not practical or feasible to make adjustments to the Plan or to the Awards granted hereunder to permit the Plan and Awards granted hereunder to stay in effect;

“TSXV” means the TSX Venture Exchange;

“TSXV Manual” means the TSXV Corporate Finance Manual;

“Vested” means the applicable vesting criteria, Performance Goals and/or any other conditions for settlement in relation to a whole number, or a percentage of the number of Awards determined by the Plan Administrator in connection with a grant of PSUs, RSUs or DSUs as the case may be, (i) have been met; or (ii) have been waived or deemed to have been met;

“Vesting Date” means the date on which the applicable vesting criteria, Performance Goals and/or any other conditions for an Award becoming Vested are met, deemed to have been met, or waived, as contemplated in the definition of “Vested”; and

“Voting Share” means a security of a Company that:

(a)	is not a debt security; and

(b)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

2.2	Interpretation

(a)	Whenever the Plan Administrator exercises discretion in the administration of the Plan, the term “discretion” means the sole and absolute discretion of the Plan Administrator.

(b)	As used herein, the terms “Article”, “Section” and “clause” mean and refer to the specified Article, Section and clause of the Plan, respectively.

(c)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)	Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e)	Unless otherwise specified, all references to money amounts are to Canadian currency.

(f)	The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE 3
ADMINISTRATION

3.1	Administration

Subject to and consistent with the terms of the Plan, Applicable Laws and the provisions of any charter adopted by the Board with respect to the powers, authority and operation of the Committee (as amended from time to time), the Plan will be administered by the Plan Administrator, and the Plan Administrator has sole and complete authority, in its discretion, without limitation, to:

(a)	determine the Persons who are eligible to be Participants in accordance with Section 3.4;

(b)	make grants of Awards under the Plan relating to the issuance of Shares in such amounts, to such Participants and, subject to the provisions of the Plan, on such terms and conditions as it determines including without limitation:

(i)	the time or times at which Awards may be granted, including the applicable Date of Grant;

(ii)	the conditions under which an Award or any portion thereof may be:

(A)	granted to Participants;

(B)	forfeited to the Corporation, cancelled or expired; and

(C)	Vested, including terms relating to lump sum or instalment vesting, the Performance Goals, the Performance Period and the conditions, if any, upon which vesting of an Award or a portion thereof will be waived or accelerated without any further action by the Plan Administrator;

(iii)	the number of Shares to be covered by any Award and the terms, if any, upon which any Shares delivered upon exercise or settlement of an Award must continue to be held by a Participant for any specified period;

(iv)	the consequences of a termination with respect to an Award;

(v)	the forms of consideration, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards (except to the extent certain forms of consideration must be paid to satisfy the requirements of applicable law);

(vi)	the manner of exercise or settlement of the Vested portion of an Award, including whether an Award shall be settled on a current or deferred basis;

(vii)	whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(viii)	any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

(c)	establish the form or forms of the Award Agreements;

(d)	amend the terms of any Award Agreements, provided, however, that subject to the terms of the Plan, no amendment of an Award may, without the consent of the holder of such Award, adversely affect such Participant’s rights with respect to such Award in any material respect;

(e)	determine whether and the extent to which any Performance Goals or other conditions applicable to the vesting of an Award have been satisfied or shall be waived or modified;

(f)	cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of the Plan, including but not limited to:

(g)	allowing non-Vested Awards to be treated as Vested upon termination of employment or service of a Participant, as to any or all of termination, death or Disability;

(h)	providing that the Awards with respect to certain classes, types or groups of Participants will have different, forfeiture, termination, continuation or other terms than other classes, types or groups of Participants;

(i)	providing for the continuation of any Award for such period which is not longer than 12 months from the Termination Date or 12 months from the date of death or Disability of the Participant, and upon such terms and conditions as are determined by the Plan Administrator in the event that a Participant ceases to be an Executive, Employee or Consultant, as the case may be;

(ii)	providing that Vested Awards may be exercised for periods longer or different from those set forth in the Plan, subject to the applicable rules of the Exchange; and

(iii)	setting any other terms for the exercise or termination of an Award upon termination of employment or service;

(i)	construe and interpret the Plan and all Award Agreements;

(j)	determine all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the Market Price of the Shares;

(k)	determine the number of RSUs, DSUs or PSUs, as applicable, subject to any grant of an Award;

(l)	determine the form of settlement of an Award, whether cash, Shares or a combination of cash and Shares;

(m)	correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(n)	determine the duration and purposes of leaves of absence from employment or engagement by the Corporation which may be granted to Participants without constituting a termination of employment or engagement for purposes of the Plan;

(o)	authorize Persons to execute such documents and instruments as may be necessary to carry out the purposes of the Plan and grants of Awards from time to time hereunder;

(p)	prescribe, amend, and rescind rules and regulations relating to the administration of the Plan; and

(q)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Plan.

3.2	Delegation to Committee

(a)	The initial Plan Administrator shall be the Board.

(b)	To the extent permitted by Applicable Law, the Board may, from time to time, delegate to a committee of the Corporation (the “Committee”), consisting of not less than two of its members, all or any of the powers conferred on the Plan Administrator pursuant to the Plan, including the power to sub-delegate to any specified Directors or Officers all or any of the powers delegated by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan.

(c)	In the event the Board delegates to the Committee all or any of the powers conferred on the Plan Administrator pursuant to the Plan, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or any sub- delegate arising out of or in connection with the administration or interpretation of the Plan in this context is final and conclusive and binding on the Corporation and all affiliates of the Corporation, all Participants and all other Persons.

3.3	Determinations Binding

Any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration interpretation of the Plan is final, conclusive and binding on all affected Persons, including the Corporation and any of its Subsidiaries, the affected Participants and their Personal Representatives, any shareholder of the Corporation and all other Persons.

3.4	Eligibility

Subject to the discretion of the Plan Administrator, all Executives, Employees and Consultants are eligible to participate in the Plan. Notwithstanding the foregoing and any other provision of the Plan, no Person who performs Investor Relations Activities on behalf of the Corporation or a Subsidiary of the Corporation shall be a Participant. Participation in the Plan is voluntary and eligibility to participate does not confer upon any Executive, Employee or Consultant any right to receive any grant of an Award pursuant to the Plan. In addition, in order to be eligible to receive Awards, in the case of Employees and Consultants, the Award Agreement to which they are a party must contain a representation of the Corporation and of such Employee or Consultant, as the case may be, that such Employee or Consultant is a bona fide Employee or Consultant of the Corporation or a Subsidiary of the Corporation, as the case may be.

3.5	Board Requirements

Any Award granted under the Plan shall be subject to the requirement that, if at any time the Corporation shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Applicable Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having Jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6	Liability Limitation and Indemnification

No member of the Board or the Committee shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award Agreement or any Award granted hereunder.

3.7	Total Shares Subject to Awards

Subject to adjustment pursuant to Article 8, the number of Shares hereby reserved for issuance to Participants under the Plan shall not exceed 4,933,527 Shares of the Company unless approved by disinterested shareholders of the Corporation at a duly held meeting but shall not exceed 10% of the issued at outstanding as at the date of such approval, and by the Exchange on which the Shares are then listed. Any Shares subject to an Award which has been granted under the Plan and which has been settled in cash, cancelled, terminated, surrendered, forfeited or expired without having been settled through the issuance of Shares as provided for in the Plan shall again be available under the Plan. To the extent that any Share Units that may be paid out in cash or Shares or a combination thereof are paid out in cash, then the Shares that were potentially issuable in respect of such Awards shall again be available under the Plan. For greater certainty, any Awards which may only be paid out in cash shall not be subject to this Section 3.7.

3.8	Limits on Awards

Notwithstanding anything in the Plan, if the Corporation is listed on the TSXV, the following limitations shall apply to the Plan and all Awards thereunder so long as such limitations are required by the TSXV:

(a)	unless disinterested Shareholder Approval is obtained in accordance with the policies of the TSXV (or unless permitted otherwise by the policies of the TSXV):

(i)	the maximum number of Shares that may be issued to any one Participant (and where permitted pursuant to the policies of the TSXV, any Company that is wholly- owned by the Participant) under the Plan, together with all of the Corporation’s other Security Based Compensation Arrangements, within a 12- month period, may not exceed 5% of the issued Shares calculated on the Date of Grant;

(ii)	the maximum number of Shares that may be issued to Insiders (as a group) under the Plan, together with all of the Corporation’s other Security Based Compensation Arrangements, within a 12-month period, may not exceed 10% of the issued Shares calculated on the Date of Grant; and

(iii)	the maximum number of Shares that may be issued to Insiders (as a group) under the Plan, together with all of the Corporation’s other Security Based Compensation Arrangements, may not exceed 10% of the issued Shares at any time;

(b)	the maximum number of Shares that may be issued to any one Consultant under the Plan, together with all of the Corporation’s other Security Based Compensation Arrangements, within a 12-month period, may not exceed 2% of the issued Shares calculated on the Date of Grant;

(c)	no Awards may be granted under the Plan to Persons retained to provide Investor Relations Activities on behalf of the Corporation or a Subsidiary of the Corporation; and

(d)	any Awards granted to a Participant who ceases to be a Participant under the Plan for any reason whatsoever, shall terminate at a date no later than 12 months from the date such Participant ceases to be a Participant under the Plan.

3.9	Award Agreements

Each Award under the Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of the Plan and will contain such provisions as are required by the Plan and any other provisions that the Plan Administrator may direct.

3.10	Non-transferability of Awards

Except to the extent that certain rights may pass to a beneficiary or a Personal Representative upon death of a Participant by will or as required by law, no Award is assignable or transferable.

3.11	Resale Restrictions

Any Shares issued by the Corporation upon exercise or settlement of an Award are subject to any resale and trading restrictions in effect pursuant to Applicable Laws and the policies of the Exchange, and the Corporation shall be entitled to place any restriction or legend on any certificates representing such Shares accordingly.

ARTICLE 4
SHARE UNITS

4.1	Granting of Share Units

The Plan Administrator may, from time to time, subject to Corporate Policies, the provisions of the Plan and such other terms and conditions as the Plan Administrator may grant Share Units to any Participant, and in doing so, may, without limitation, in its discretion, (a) designate the Participants who may receive Share Units under the Plan, (b) fix the number and type of Share Units, if any, to be granted to each Participant and the date or dates on which such Share Units shall be granted, (c) determine the relevant conditions and vesting provisions (including Performance Goals, if any, and the Performance Period) in respect of any Share Units, and (d) determine the vesting schedule of the Share Units.

4.2	Share Unit Account

All Share Units received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation as of the Date of Grant. The terms and conditions of each Share Unit grant shall be evidenced by an Award Agreement.

4.3	Vesting of Share Units

(a)	For each Share Unit grant, subject to Corporate Policies and the provisions of the Plan, the Plan Administrator shall establish, as applicable, the vesting schedule, the Performance Period, the Performance Goals and other vesting conditions which must be met in order for the Share Units to be deemed Vested.

(b)	Notwithstanding Section 4.3(a), the Vesting Date of a Share Unit shall not be prior to the first anniversary of the Date of Grant, other than in the event a Participant ceases to be a Participant due to death of the Participant or in connection with a Change in Control, as set out more particularly in Sections 7.3 and 8.1, respectively.

4.4	Settlement of Vested Share Units

Subject to Section 6.2 and Article 7, on or within 60 days following the Vesting Date of a Share Unit, unless otherwise determined by the Plan Administrator or specified in the applicable Award Agreement, and in any event no later than three years following the end of the year of the Date of Grant (the “Share Unit Settlement Date”), or such other shorter term as may be required in respect of an Award so that such Award does not constitute a “salary deferral arrangement” as defined in Section 248(1) of the Tax Act, the Corporation shall settle each Vested Share Unit by any of the following methods or by a combination of such methods as determined by the Plan Administrator in its discretion, subject to any necessary Exchange approvals:

(a)	issuing the Participant one (1) fully paid and non-assessable Share from treasury for each Vested Share Unit and delivering a share certificate to the Participant representing the amount thereof (or in the case of Shares issued in uncertificated form, causing the issuance of the aggregate number of Shares as the Participant shall then be entitled to receive to be evidenced by a book position on the register of the shareholders of the Corporation maintained by the transfer agent and registrar of the Corporation); or

(b)	making a cash payment to the Participant, which shall be calculated by multiplying the number of Vested Share Units to be redeemed for cash by the Market Price Per Share as at the Share Unit Settlement Date, net of applicable withholding taxes. Cash payment may be made through the Corporation’s payroll in the pay period that the Share Unit Settlement Date falls within.

For greater certainty, nothing in this Section 4.4 shall cause Share Units which have not Vested to vest by the Share Unit Settlement Date if such Share Units would not have otherwise Vested pursuant to the terms of the Award Agreement or the Plan Administrator’s determinations.

A holder of Share Units shall not have any right to demand, to be paid in, or receive any specific allocation of Shares or a cash payment in respect of a Vested Share Unit at any time. Notwithstanding any allocation by the Plan Administrator to settle Vested Share Units, or a portion thereof, in Shares or make a cash payment therefore, the Corporation reserves the right to change its allocation in respect thereof at any time up until payment is actually made, and the holder of such Vested Share Units shall not have the right, at any time to enforce settlement as to the allocation of Shares or cash payment.

The Share Units in respect of which Shares are issued or a cash payment is made shall be cancelled and no further issuances or payments shall be made to the Participant under the Plan in relation to such Share Units.

ARTICLE 5
DEFERRED SHARE UNITS

5.1	Granting of DSUs to Directors for Director Fees

(a)	Subject to Corporate Policies, the Board may fix from time to time a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person is given, subject to the conditions stated herein, the right to elect in accordance with Section 5.1(b) to participate in the grant of additional DSUs pursuant to this Section 5.1. The Board shall have the right, in its sole discretion, to accept or reject such request, in whole or in part, which acceptance or rejection shall be binding on the Electing Person for the applicable year. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 5.1 and whose request is accepted by the Board shall receive their accepted Elected Amount in the form of DSUs in lieu of cash. The “Elected Amount” shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that are otherwise intended to be paid in cash (the “Cash Fees”).

(b)	Each Electing Person who elects to receive their Elected Amount in the form of DSUs in lieu of cash will be required to file a notice of election in the form as provided by the Corporation (the “Election Notice”) with the Chief Financial Officer of the Corporation:

(c)	(i) in the case of an existing Electing Person, by the end of the fiscal year preceding the fiscal year to which such election is to apply; and (ii) in the case of a newly appointed Electing Person, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. If no election is made within the foregoing time frames, or if the Corporation rejects the election request in its entirety, the Electing Person shall be paid the entire amount of his or her Elected Amount in cash.

(d)	The number of DSUs (including fractional DSUs) granted to an Electing Person at any particular time pursuant to this Section 5.1 will be calculated by dividing (a) the amount of any Director Fees that are to be paid in DSUs (including any Elected Amount), by (b) the Market Price of a Share on the Date of Grant.

5.2	Granting of DSUs to Participants

In addition to DSUs granted pursuant to Section 5.1, the Plan Administrator may, from time to time, subject to Corporate Policies, the provisions of the Plan and such other terms and conditions as the Plan Administrator may determine, grant DSUs to any Participant, and, in doing so, may, without limitation, in its discretion, (a) designate the Participants who may receive DSUs under the Plan, (b) fix the number of DSUs, if any, to be granted to each Participant and the date or dates on which such DSUs shall be granted, (c) determine the relevant conditions and vesting provisions (including Performance Goals, if any, and the Performance Period), and (d) the vesting schedule of the DSUs.

5.3	DSU Account

All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

5.4	Vesting of DSUs

The Vesting Date of a DSU shall not be prior to the first anniversary of the Date of Grant, other than:

(a)	in the event a Participant ceases to be a Participant due to death of the Participant as set out in Section; and

(b)	in the event a Participant ceases to be a Participant in connection with a Change in Control, as set out more particularly in Section 8.1.

5.5	Settlement of Vested DSUs

(a)	Subject to Section 6.2 and Article 7, each Vested DSU shall be settled on the date established in the Award Agreement; provided, however that in no event shall a DSU Award be settled:

(i)	prior to the Participant Service Separation Date; or

(ii)	later than 12 months following the Participant Service Separation Date.

If the Award Agreement does not establish a date for the settlement of the DSUs, then the settlement date shall be the Participant Service Separation Date (the “DSU Settlement Date”).

(b)	On the DSU Settlement Date, the Corporation shall settle each Vested DSU by any of the following methods or by a combination of such methods as determined by the Plan Administrator in its discretion (subject to any necessary Exchange approvals):

(i)	issuing the Participant one (1) fully paid and non-assessable Share from treasury for each Vested DSU and delivering a Share certificate to the Participant representing the amount thereof (or in the case of Shares issued in uncertificated form, causing the issuance of the aggregate number of Shares as the Participant shall then be entitled to receive to be evidenced by a book position on the register of the shareholders of the Corporation maintained by the transfer agent and registrar of the Corporation); or

(ii)	making a cash payment to the Participant, which shall be calculated by multiplying the number of Vested DSUs to be redeemed for cash by the Market Price Per Share as at the DSU Settlement Date, net of any applicable withholding taxes. Cash payment may be made through the Corporation’s payroll in the pay period that the DSU Settlement Date falls within or via cheque.

A holder of DSUs shall not have any right to demand, to be paid in or receive any specific allocation of Shares or a cash payment in respect of a Vested DSU at any time. Notwithstanding any allocation by the Plan Administrator to settle Vested DSUs, or portion thereof, in Shares or make a cash payment therefore, the Corporation reserves the right to change its allocation in respect thereof at any time up until payment is actually made, and the holder of such Vested DSUs shall not have the right at any time to enforce settlement as to the allocation of Shares or cash payment.

The DSUs in respect of which Shares are issued or a cash payment is made shall be cancelled, and no further issuances or payments shall be made to the Participant under the Plan in relation to such DSUs.

ARTICLE 6
ADDITIONAL AWARD TERMS

6.1	Dividend Equivalents

(a)	Subject to the terms and conditions of the Plan, the Plan Administrator, may, in its discretion, credit outstanding Share Units and DSUs with dividend equivalents in the form of additional Share Units and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of Share Units and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first Business Day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s accounts shall vest in proportion to the Share Units and DSUs to which they relate, and shall be settled in accordance with Sections 4.4 and 5.5, respectively. Where the proposed issuance of Shares by the Corporation would result in the limits contained in Sections 3.8 or 3.9 being exceeded, the dividend equivalents which have vested in proportion to the Share Units and DSUs to which they relate shall instead be settled in cash in accordance with Sections 4.4(b) and 5.5(b)(ii), respectively.

(b)	The foregoing does not obligate the Corporation to declare or pay dividends on Shares, and nothing in the Plan shall be interpreted as creating such an obligation.

6.2	Black-Out Period

If a settlement date for an Award occurs during the Black-Out period, then, notwithstanding any other provision of the Plan, the Award shall be settled no more than ten Business Days after the date the Black- Out is lifted by the Corporation, unless the delayed expiration would result in tax penalties or the Participant or the Corporation is subject to a cease trade order in respect of the Corporation’s securities.

6.3	Withholding Taxes

The granting, vesting or settlement of each Award under the Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances, the Plan Administrator may require that a Participant pay to the Corporation the minimum amount as the Corporation or a Subsidiary of the Corporation is obliged to remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or a Subsidiary of the Corporation, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation may (a) withhold such amount from any remuneration or other amount payable by the Corporation or a Subsidiary of the Corporation to the Participant, (b) require the sale of a number of Shares issued upon exercise, vesting or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount or (c) enter into any other suitable arrangements for the receipt of such amount. For greater certainty, the application of this Section 6.3 to any granting, vesting or settlement of an Award shall not conflict with the policies of the Exchange that are in effect at the relevant time and the Corporation will obtain prior Exchange acceptance and/or shareholder approval of any application of this Section 6.3 if required pursuant to such policies.

Participants (or their beneficiaries) shall be responsible for all taxes with respect to any Awards granted under the Plan, whether arising as a result of the grant or payment in respect of the Award or otherwise. The Corporation, the Plan Administrator and the Board make no guarantees to any Person regarding the tax treatment of an Award or issuances of Shares or cash payments made under the Plan and none of the Corporation, the Board, the Plan Administrator or any of the Executives, Employees, Consultants, agents, advisors or representatives of the Corporation or the Subsidiary of the Corporation shall have any liability to a Participant with respect thereto.

6.4	Compliance with the Tax Act

The terms and conditions applicable to any Award (or portion thereof) granted to a Participant who is subject to taxation under the Tax Act are intended to comply with the Tax Act. Without limiting the foregoing,

(a)	the terms of any such Award (or portion thereof) permitting the deferral of payment or other settlement thereof shall be subject to such requirements and shall be administered in such manner as the Plan Administrator may determine to be necessary or appropriate to comply with the applicable provisions of the Tax Act; and

(b)	any elections allowed to be exercised by a Participant shall be deemed to be void or shall be deemed amended or altered so as not to cause the Award to be considered a “salary deferral arrangement” under the Tax Act, as defined in Section 248(1) of the Tax Act, or create adverse tax consequences under the Tax Act.

6.5	Recoupment

Notwithstanding any other terms of the Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or a Subsidiary of the Corporation and in effect at the Date of Grant of the Award, or as otherwise required by law or the rules of the Exchange. The Plan Administrator may at any time waive the application of this Section 6.5 to any Participant or category of Participants.

6.6	No Other Benefit

(a)	No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share or the value of any Award granted, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

(b)	The Corporation makes no representations or warranties to Participants with respect to the Plan or any Awards whatsoever. Participants are expressly advised that the value of any Awards issued pursuant to the Plan will fluctuate as the trading price of the Shares fluctuates.

(c)	In seeking the benefits of participation in the Plan, the Participant shall exclusively accept all risks associated with a decline in the trading price of the Shares and all other risks associated with the holding of any Awards.

ARTICLE 7
TERMINATION OF EMPLOYMENT OR SERVICES

7.1	Termination of Participant

Subject to Article 8 and unless otherwise determined by the Plan Administrator or as set forth in an Award Agreement:

(a)	where a Participant’s employment or services are terminated by the Corporation or a Subsidiary of the Corporation for Cause, then each Award held by the Participant that has not Vested as of the Termination Date is immediately forfeited and cancelled as of the Termination Date. The Plan Administrator, in its discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause. In addition, where a Participant’s employment or services are terminated by the Corporation or a Subsidiary of the Corporation for Cause, the Plan Administrator may, in its discretion, determine that all Awards held by the Participant that have Vested as of the Termination Date shall immediately become forfeited, cancelled, null and void, failing which, all Awards held by the Participant that have Vested as of the Termination Date shall be settled in accordance with Sections 4.4 and 5.5, as applicable, at any time during the period that terminates on the earlier of: (i) a date determined by the Plan Administrator in its discretion; and (ii) the first anniversary of the Termination Date. Any Award that remains unexercised shall be immediately forfeited upon the termination of such period;

(b)	where a Participant ceases to hold office or his or her position, as applicable, by reason of voluntary resignation by the Participant, then each Award held by the Participant that has not Vested as of the Termination Date is immediately forfeited and cancelled as of the Termination Date. All Awards held by the Participant that have Vested as of the Termination Date shall be settled in accordance with Sections 4.4 and 5.5, as applicable, at any time during the period that terminates on the earlier of: (i) a date determined by the Plan Administrator in its discretion; and (ii) the first anniversary of the Termination Date. Any Award that remains unexercised shall be immediately forfeited upon the termination of such period;

(c)	where a Participant’s employment or services are terminated by the Corporation or a Subsidiary of the Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice);

(d)	a portion of any Awards held by the Participant that are not yet Vested shall immediately vest, with such portion to be equal to the number of unvested Awards multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date the unvested Awards were originally scheduled to vest. For clarity and by way of example, if a Participant’s employment is terminated 400 days following the Date of Grant and unvested Awards were originally scheduled to vest 600 days from the Date of Grant, two-thirds of the unvested Awards will immediately vest;

(i)	any Awards held by the Participant that are not yet Vested at the Termination Date shall be immediately forfeited to the Corporation; and

(ii)	any Awards held by the Participant that have Vested as of the Termination Date or Vested shall be settled in accordance with Sections 4.4 and 5.5, as applicable, at any time during the period that terminates on the earlier of: (i) a date determined by the Plan Administrator in its discretion; and (ii) the first anniversary of the Termination Date. Any Award that remains unexercised shall be immediately forfeited upon the termination of such period;

(e)	notwithstanding that such date may be prior to the Termination Date, a Participant’s eligibility to receive further grants of Awards under the Plan ceases as of the date that: (i) the Corporation or a Subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant’s employment or services are terminated in the circumstances contemplated by this Section 7.1, or (ii) the Participant provides the Corporation or a Subsidiary of the Corporation, as the case may be, with written notification of the Participant’s voluntary resignation;

(f)	unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, Awards shall not be affected by a change of employment agreement or arrangement, or directorship within or among the Corporation or a Subsidiary of the Corporation for so long as the Participant continues to be an Executive, Employee or Consultant, as applicable, of the Corporation or a Subsidiary of the Corporation.

7.2	Leave of Absence

If a Participant is on sick leave or other bona fide leave of absence, such Participant shall continue to be deemed a “Participant” for the purposes of an outstanding Award during the period of such leave, provided that it does not exceed 90 days (or such longer period as may be determined by the Plan Administrator in its discretion). If the period of leave exceeds 90 days (or such longer period as may be determined by the Plan Administrator in its discretion), the relationship shall be deemed to have been terminated by the Participant voluntarily on the 91st day (or the first day immediately following any period of leave in excess of 90 days as approved by the Plan Administrator) of such leave, unless the Participant’s right to reemployment or reengagement of services with the Corporation or a Subsidiary of the Corporation, as applicable, is guaranteed by statute or contract.

7.3	Death or Disability

Where a Participant’s employment or services are terminated by reason of the death of the Participant or the Participant becomes Disabled, then each Award held by the Participant that has not Vested as of the date of the death or Disability, as applicable, of such Participant shall vest on such date, and be settled in accordance with Sections 4.4 and 5.5, as applicable, at any time during the period that terminates on the first anniversary of the date of the death or Disability of the Participant. Any Award that remains unexercised shall be immediately forfeited upon the termination of such period. A Participant’s eligibility to receive further grants of Awards under the Plan ceases as of the date of the death or Disability of the Participant.

7.4	Discretion to Permit Acceleration

Notwithstanding the provisions of this Article 7, subject to Section 4.3(b) and Section 5.4 and any necessary Regulatory Approvals, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in Article 7, permit the acceleration of vesting of any or all Awards, should a Participant who dies or who ceases to be an eligible Participant under the Security Based Compensation Plan in connection with a change of control, take-over bid, RTO or other similar transaction then such Awards will be settled in accordance with Sections 4.4 and 5.5, as applicable.

ARTICLE 8
EVENTS AFFECTING THE CORPORATION

8.1	Change in Control

Except as may be set forth in an employment agreement or other written agreement between the Corporation or a Subsidiary of the Corporation and the Participant and subject to any necessary Regulatory Approvals:

(a)	Unless determined otherwise by the Plan Administrator, if within 12 months following the completion of a transaction resulting in a Change in Control, (i) a Participant’s employment or directorship is terminated by the Corporation or a Subsidiary of the Corporation without Cause or (ii) a Participant resigns for Good Reason, without any action by the Plan Administrator, the vesting of all Awards held by such Participant shall immediately accelerate and vest on the date of such Participant’s termination or resignation for Good Reason and the Corporation shall settle such Awards in accordance with Section 4.4 and 5.5, as applicable, provided that in the event that any Awards are subject to the satisfaction of Performance Goals, then the vesting of such Awards shall accelerate and vest only to the extent that such Performance Goals have been satisfied, and further provided that if the Performance Goals are, in the Plan Administrator’s discretion, capable of being partially performed, then vesting shall be accelerated on a pro rata basis to reflect the degree to which such Performance Goals have been satisfied, as determined solely by the Plan Administrator.

(b)	Notwithstanding Section 8.1(a), the Plan Administrator may, without the consent of any Participant, and subject to prior TSXV acceptance, as applicable, take such steps as it deems necessary or desirable in connection with a Change in Control, including, without limitation, to cause: (i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value (or greater value), as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become realizable, or payable; (iii) restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control; (iv) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the settlement of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the settlement of such Award or realization of the Participant’s rights, then such Award may be terminated by the Corporation without payment); (v) the replacement of such Award with other rights or property selected by the Board in its discretion; or (vi) any combination of the foregoing. In taking any of the actions permitted under this Section 8.1(a), the Plan Administrator will not be required to treat all Awards similarly in the transaction.

8.2	Triggering Events

Subject to any necessary Regulatory Approvals and notwithstanding any other provisions of the Plan or any Award Agreement, the Plan Administrator may, without the consent of the Participant in question cause all or a portion of any of the Awards granted under the Plan to terminate upon the occurrence of a Triggering Event, provided that the Corporation must give written notice to the Participant in question not less than 10 days prior to the consummation of a Triggering Event so as to permit the Participant the opportunity to exercise the Vested portion of the Awards prior to such termination. Upon the giving of such notice and subject to any necessary Regulatory Approvals, all Awards or portions thereof granted under the Plan which the Corporation proposes to terminate shall become immediately exercisable notwithstanding any contingent vesting provision to which such Awards may have otherwise been subject.

8.3	Reorganization of Corporation’s Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control, or in the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control, that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator may, subject to prior TSXV acceptance, authorize such steps to be taken as it may consider to be equitable and appropriate to that end, including, but not limited to, permitting the immediate vesting of any unvested Awards.

8.4	Assumptions of Awards in Acquisitions

Notwithstanding any other provision of the Plan, in connection with a Reverse Takeover, a Change of Business, a Reorganization or an acquisition pursuant to Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets of the TSXV Manual, subject to prior TSXV acceptance, security based compensation of a target Company may be cancelled and replaced with substantially equivalent Awards under the Plan without shareholder approval, provided that: (a) the number of Shares issuable pursuant to the Awards (and their applicable exercise or subscription price) is adjusted in accordance with the share exchange ratio applicable to the particular transaction, regardless of whether the adjusted exercise price is below the current Market Price; and (b) any other applicable policies of the TSXV have been complied with.

8.5	No Restriction on Action

The existence of the Plan and of any Awards granted hereunder shall not affect, limit or restrict in any way the right or power of the Corporation, the Board or the Corporation’s shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise. No Participant or any other Person shall have any claim against any member of the Committee or the Corporation or any Employees, Officers or agents of the Corporation as a result of any such action.

8.6	Issue by Corporation of Additional Shares

Except as expressly provided in this Article 8, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards.

8.7	Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 8 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares (rounded down to the nearest whole number) and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

ARTICLE 9
AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

9.1	Amendment, Suspension, or Termination of the Plan

Subject to any Regulatory Approvals, including, where required, the approval of the TSXV, and to Section 9.2, the Plan Administrator may, from time to time, without notice to or approval of the Participants or of the shareholders of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion, determines appropriate, provided, however, that, no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any Applicable Laws or Exchange requirements or as otherwise set out in the Plan.

9.2	Shareholder Approval

Notwithstanding Section 9.1 and subject to any rules of the Exchange, if the Corporation is listed on the TSXV, the approval of shareholders of the Corporation shall be required for any amendment to the Plan except for the following:

(a)	amendments to fix typographical errors; and

(b)	amendments to clarify existing provisions of the Plan and which do not have the effect of altering the scope, nature and intent of such provisions.

ARTICLE 10
MISCELLANEOUS

10.1	Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

10.2	Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as an Executive, Employee or Consultant of the Corporation or a Subsidiary of the Corporation. Neither the Participant nor such Participant’s Personal Representatives shall have any rights whatsoever as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant or the liquidator, executor or administrator, as the case may be, of the estate of such Participant, of certificates representing such Shares (or in the case of Shares issued in uncertificated form, receipt of evidence of a book position on the register of the shareholders of the Corporation maintained by the transfer agent and registrar of the Corporation).

10.3	Conflict

In the event of any conflict between the provisions of the Plan and the provisions of an Award Agreement, an employment agreement or another written agreement between the Corporation or a Subsidiary of the Corporation and a Participant, the provisions of the Plan shall govern.

10.4	Anti-Hedging Policy

By accepting the Award, each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards.

10.5	No Guarantee of Tax Consequences

Neither the Plan Administrator nor the Corporation makes any commitment or guarantee that any specific tax treatment will apply or be available to the Participants.

10.6	Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such Persons (including Persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

10.7	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant.

10.8	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its affiliates.

10.9	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

10.10	Notices

All written notices to be given by the Participant to the Corporation shall be delivered by (a) hand or courier, with all fees and postage prepaid, addressed using the information specified below, or designated otherwise by the Corporation in writing; or (b) email to the email address that the parties regularly use to correspond with one another or to any other email address specified by the Corporation in writing to the Participant:

F4 Uranium Corp.

Attention: Corporate Secretary

Such notices are, if delivered by hand or by courier, deemed to have been given by the sender and received by the addressee at the time of delivery. Any notice sent by email will be deemed to have been given by the sender and received by the addressee on the first Business Day after it was transmitted. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

10.11	Effective Date and Replacement

The Plan shall become effective upon the receipt of all required shareholder and regulatory approvals, being the Effective Date.

10.12	Governing Law

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

10.13	Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating in any way to the Plan, including with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

SCHEDULE “N”

Information Concerning F3 Post-Arrangement

(see attached)

SCHEDULE “N”

F3 URANIUM CORP. FOLLOWING THE ARRANGEMENT

CORPORATE STRUCTURE	3
Name, Address and incorporation	3
Intercorporate Relationships	3
DESCRIPTION OF THE BUSINESS	4
Description and General Development of the Business	4
Principal Operations	4
Specialized Skill and Knowledge	4
Competitive Conditions	4
Cycles	4
Economic Dependence	4
Environmental Protection	5
Employees	5
Social or Environmental Policies	5
Reorganizations	5
Significant Acquisitions	5
THREE YEAR HISTORY	6
May 2023 Private Placement	6
December 2022 Private Placement	7
December 2021 Private Placement	7
September 2021 Private Placement	7
May 2021 Private Placement	7
Clearwater West Option Agreement	8
Lazy Edward Bay and Hearty Bay Option Agreements	8
Director and Officer Appointments and Resignations	8
Name Change	8
Property Acquisitions	8
Recent Events
Mineral Projects	9
DIVIDENDS OR DISTRIBUTIONS	9
MANAGEMENT’S DISCUSSION AND ANALYSIS	9
Outstanding Security Data	9
Additional Disclosure for Companies without Significant Revenue	9
DESCRIPTION OF THE F3 SECURITIES	9
New f3 Shares	9
F3 Options	10
F3 Warrants	10

CONSOLIDATED CAPITALIZATION	10
TRADING PRICE AND VOLUME OF F3 SHARES	11
Prior Sales	11
ESCROWED SECURITIES	12
PRINCIPAL SECURITYHOLDERS	12
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	12
CONFLICTS OF INTEREST	13
DIRECTORS AND EXECUTIVE OFFICERS	13
EXECUTIVE COMPENSATION.	13
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	13
AUDIT COMMITTEE	14
CORPORATE GOVERNANCE DISCLOSURE	14
RISK FACTORS	14
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	25
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	25
AUDITORS, TRANSFER AGENT AND REGISTRAR	26
MATERIAL CONTRACTS	26
EXPERTS	26
OTHER MATERIAL FACTS	27
FINANCIAL STATEMENTS	27
EXHIBIT I INFORMATION CONCERNING THE DIXIE PROJECT	28

The following information is provided on a post-Arrangement basis and contains significant amounts of forward-looking information. Readers are cautioned that actual results may vary. See “Forward-Looking Information” in the Circular.

All capitalized terms not defined herein have the same meanings ascribed to them in the Circular.

CORPORATE STRUCTURE

Name, Address and Incorporation

F3 was incorporated on September 23, 2013 under the laws of the Canada Business Corporations Act in connection with a court approved plan of arrangement to reorganize Fission Uranium Corp. (“Fission Uranium”) which was completed on December 6, 2013.

F3’s head office and registered office is located at 750 – 1620 Dickson Ave., Kelowna, BC, Canada, V1Y 9Y2.

F3 is a reporting issuer or the equivalent under the securities legislation of British Columbia and Alberta.

Intercorporate Relationships

Prior to the Arrangement, F3 will incorporate F4, under the CBCA, as a new wholly-owned subsidiary.

The chart above depicts the updated corporate structure of F3, together with the jurisdiction of incorporation of F3’s subsidiaries, on a post-Arrangement basis.

DESCRIPTION OF THE BUSINESS

Description and General Development of the Business

Overview

Following the Arrangement, F3 will continue as a mineral exploration company. F3’s principal exploration and evaluation assets will include the Patterson Lake North Property along with the Broach and Minto Properties (the “PLN Project”).

Following the Arrangement, F3’s near-term focus will continue to be to explore and develop the PLN Project. To date, F3 has not earned any revenues from its mineral property interests and is considered to be in the exploration stage.

Principal Operations

F3 is a junior resource issuer engaged in the acquisition, exploration, and development of uranium resource properties in Saskatchewan’s Athabasca Basin.

Specialized Skill and Knowledge

Various aspects of F3’s business require specialized skills and knowledge. Such skills and knowledge include, but are not limited to, expertise related to mineral exploration, geology, drilling, permitting, metallurgy, logistical planning, and implementation of exploration programs, as well as legal compliance, finance and accounting. F3 expects to rely upon various legal and financial advisors, consultants and others in the operation and management of its business.

Competitive Conditions

The uranium exploration and mining business is competitive in all phases of exploration, development and production. F3 competes with a number of other entities and individuals in the search for and the acquisition of attractive mineral properties. As a result of this competition, the F3 may not be able to acquire attractive properties in the future on terms it considers acceptable. F3 may also encounter competition from other mining companies in efforts to hire experienced mining professionals. Increased competition could adversely affect F3’s ability to attract necessary funding or acquire suitable properties or prospects for mineral exploration in the future. Exploration for uranium is being carried out on various continents, but in recent years development activities by public companies have been generally concentrated in Canada, Africa and Australia. In Canada, exploration has focused on the Athabasca Basin region in northern Saskatchewan. Several uranium discoveries have been made in the Athabasca Basin region in recent years, and competition for capital, high-quality properties and professional staff can be intense.

Cycles

F3’s mineral exploration activities may be subject to seasonality due to adverse weather conditions including, without limitation, inclement weather, frozen ground and restricted access due to snow, ice or other weather-related factors. In addition, the mining and mineral exploration business is subject to global economic cycles effecting, among other things, the marketability and price of uranium products in the global marketplace.

Economic Dependence

F3’s business is not dependent on any contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Environmental Protection

F3 is currently engaged in exploration activities on its PLN Project and such activities are subject to various laws, rules and regulations governing the protection of the environment. Corporate obligations to protect the environment under the various regulatory regimes in which F3 operates may affect the financial position, operational performance and earnings of F3. A breach of such legislation may result in imposition of fines and penalties. Management believes all of F3’s activities are in material compliance with all applicable environmental legislation.

Employees

At the date of the Circular, F3 has 18 employees. F3 engages reputable consulting firms from time to time for technical and environmental services as required to assist in evaluating its interest, recommending and conducting work programs and for administration and management.

Social or Environmental Policies

F3 is committed to conducting its operations in accordance with sound social and environmental practices. At present, the scale of operations has not required the adoption of formal policies. F3 will re-evaluate this position if and when necessary.

F3’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, releases or emissions of various substances related to mining industry operations, which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving, which means stricter standards and enforcement, and fines and penalties for non- compliance are becoming more stringent. Environmental assessment of proposed projects carries a heightened degree of responsibility for companies and directors, officers and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect F3’s operations, including its capital expenditures and competitive position.

Reorganizations

Except as described herein, F3 has not completed a material reorganization of itself or any of its subsidiaries within the past three years.

Prior to the closing of the Arrangement, F3 expects to complete a reorganization, whereby the following will occur:

1.	F3 will incorporate F4 as a wholly-owned subsidiary of F3 (this step was completed on February 13, 2024);

2.	F3 will enter into the Arrangement Agreement between F3 and F4 (this step was completed on June 4, 2024);

3.	F3 will transfer the F4 Properties to F4 in exchange for the F4 Shares, which will be distributed to the Shareholders in accordance with the Arrangement (this step is expected to be completed on or about August 15, 2024).

Significant Acquisitions

F3 has not completed a significant acquisition since the beginning of the most recently completed financial year for which financial statements are included in this Circular.

THREE YEAR HISTORY

May 2024 Private Placement

On May 30, 2024, F3 announced the closing of a bought deal private placement (the “May 2024 Brokered Private Placement”) for aggregate gross proceeds of $10 million. Under the May 2024 Brokered Private Placement, F3 sold 7,409,908 federal flow-through units of F3 (the “FFT Units”) at price of $0.5355 per FFT Unit and 10,447,235 Saskatchewan flow-through units of F3 (the “SFT Units”, and together with the FFT Units, the “FT Units”) at a price of $0.5845 per SFT Unit, for an aggregate of 17,857,143 FT Units at a blended price of $0.5642 per FT Unit on a “bought deal” basis. Each FT Unit consisted of one common share of F3 issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) and one half of one common share purchase warrant. Each whole warrant shall entitle the holder to purchase one F3 Share at a price of $0.56 at any time on or before May 30, 2026.

A total of 8,928,571 FT Units under the May 2024 Brokered Private Placement, representing gross proceeds of C$ 4,999,999.74, were offered by way of the “listed issuer financing” exemption under Part 5A under National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) in all the provinces of Canada with the exception of Quebec (the “Selling Jurisdictions”). The common shares issuable pursuant to the to the sale of these FT Units are immediately freely tradeable under applicable Canadian securities legislation if sold to purchasers resident in Canada. The remaining 8,928,572 FT Units sold under the May 2024 Brokered Private Placement were offered by way of the “accredited investor” and “minimum amount investment” exemptions under NI 45-106 in the Selling Jurisdictions. The common shares issuable from the sale of such FT Units are subject to a hold period in Canada ending on October 1, 2024.

Red Cloud Securities Inc. acted as lead underwriter and sole bookrunner on behalf of a syndicate of underwriters that included Canaccord Genuity Corp., Haywood Securities Inc., SCP Resource Finance LP and Eight Capital (collectively, the “Underwriters”). F3 issued to the Underwriters a total of 957,589 broker warrants, with each broker warrant entitling the holder to purchase one F3 Share at a price of $0.56 at any time on or before May 30, 2026.

October 2023 Convertible Debenture Financing

On October 18, 2023, F3 announced that it had completed a financing (the “October 2023 Convertible Debenture Financing”) with Denison Mines Corp. (“Denison”) for a $15 million strategic investment by Denison with the acquisition of unsecured convertible debentures issued by F3. The debentures are convertible at a conversion price of $0.56. Assuming conversion of the debentures and no other changes to F3’s outstanding share capital, shares issued would represent approximately 6% of F3.

September 2023 Private Placement

On September 12, 2023 F3 completed a bought deal private placement (the “September 2023 Brokered Private Placement”) for aggregate gross proceeds of $20 million. Under the offering F3 sold 41,237,113 flow-through units of F3, which included the full exercise of the Underwriters’ over-allotment option, at a price of $0.485 per flow-through unit. Each flow-through unit consisted of one common share of F3 issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) and one half of one F3 Share purchase warrant. Each whole warrant shall entitle the holder to purchase one common share at a price of $0.485 per warrant share at any time on or before September 12, 2025.

May 2023 Private Placement

On May 26, 2023, F3 announced the closing of a bought deal private placement (the “May 2023 Brokered Private Placement”) and concurrent non-brokered private placement (the “May 2023 Non-Brokered Private Placement”) for aggregate total proceeds of $12 million. Collectively, F3 sold 25,431,915 flow- through units of F3 at a price of $0.47 per flow-through unit. Each flow-through unit consisted of one common share of F3 issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) and one half of one common share purchase warrant. Each whole warrant shall entitle the holder to purchase one F3 Share at a price of $0.47 at any time on or before May 26, 2026.

Red Cloud Securities Inc. acted as lead underwriter and sole bookrunner on behalf of a syndicate of underwriters that included Haywood Securities Inc., Sprott Capital Partners and Eight Capital Corp (collectively, the “Underwriters”). F3 issued to the Underwriters a total of 1,260,638 broker warrants, with each broker warrant entitling the holder to purchase one F3 Share at a price of $0.35 at any time on or before May 26, 2025.

December 2022 Private Placement

On December 21, 2022, F3 announced that it had closed a brokered private placement led by Red Cloud Securities Inc. on behalf of a syndicate of investment dealers that included Haywood Securities Inc. and Sprott Capital Partners. F3 sold 19,047,619 charitable flow-through common shares of F3 at a price of $0.42 per flow-through share for gross proceeds of $8,000,000, which included a full exercise of the over allotment option. The flow-through shares were sold by way of the listed issuer financing exemption under National Instrument 45-106 – Prospectus Exemptions in all the provinces of Canada with the exception of Quebec.

December 2021 Private Placement

On December 22, 2021, F3 announced that it had closed a best efforts private placement for gross proceeds of $8,587,353 from the sale of 17,043,642 units of F3 at a price of $0.21 per unit, 16,373,732 flow-through units of F3 at a price of $0.23 per flow-through unit and 4,283,552 flow-through units to be sold to charitable buyers at a price of $0.29. Each unit was comprised of one common share of F3 and one common share purchase warrant. Each flow-through unit was comprised of one common share to be issued as a “flow- through share” within the meaning of the Income Tax Act (Canada) and one half of one warrant. Each whole warrant entitled the holder to purchase one common share of F3 at a price of $0.26 at any time on or before December 22, 2023.

Red Cloud Securities Inc. acted as sole agent and bookrunner. F3 issued to Red Cloud Securities Inc. 1,152,093 broker warrants where each warrant entitled the holder thereof to purchase one F3 Share at a price of $0.21 at any time on or before December 22, 2023.

September 2021 Private Placement

On September 29, 2021, F3 announced that it had closed a private placement for gross proceeds of $8,000,026 from the sale of 24,690,038 units at a price of $0.18 per unit, 20,113,619 flow-through-units of F3 at a price of $0.145 per flow-through unit and 10,769,232 flow-through units to be sold to charitable buyers at a price of $0.174. Each unit comprised one common share of F3 and one half of one common share purchase warrant. Each flow through unit was comprised of one common share of F3 to be issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) and one half of one common share purchase warrant. Each whole warrant entitled the holder to purchase one common share of F3 at a price of $0.20 at any time on or before September 29, 2023.

Red Cloud Securities Inc. acted as sole agent and bookrunner. F3 issued 3,106,853 broker warrants to Red Cloud Securities Inc. where each warrant entitled the holder to purchase one common share in the capital of F3 at a price of $0.13 at any time on or before September 29, 2023.

May 2021 Private Placement

On May 5, 2021, F3 announced that it had completed a non-brokered private placement of 11,954,831 units at a price of $0.10 per unit for gross proceeds of $1,195,483. Each unit consisted of one common share of F3 and one half of one warrant, with each warrant entitling the holder to purchase one additional common share of F3 at a price of $0.15 per share for a period of 24 months from the date of closing.

Property Swap Agreement

On January 22, 2024, F3 announced that it had entered into a property swap agreement with CanAlaska Uranium Ltd. (“CanAlaska”), pursuant to which F3 will receive CanAlaska’s Patterson West Property in exchange for F3’s Hobo Lake Property. Both properties are located in or near the Athabasca Basin, Saskatchewan. The Patterson West Property mineral claims have been incorporated with the Broach Property such that it now comprises 17 claims with a total area of 19,023 ha.

Clearwater West Option Agreement

On May 26, 2023 F3 announced that it had entered into an option agreement with SKRR Exploration Inc. (“SKRR”) whereby SKRR may acquire up to a 70% interest in the Clearwater West Property.

Lazy Edward Bay and Hearty Bay Option Agreements

On December 10, 2021, F3 announced that it had entered into two option agreements whereby Traction Uranium Inc. (formerly Traction Exploration Inc.) (“Traction”) may acquire up to a 70% interest in two properties located in Saskatchewan’s Athabasca Basin region involving the Hearty Bay Project, comprised of 6 mineral claims covering approximately 10,604 hectares, and the Lazy Edward Bay Project, comprised of 11 mineral claims covering approximately 1,828 hectares. On December 24, 2022, Traction terminated the option for the Lazy Edward Bay Project.

Director and Officer Appointments and Resignations

On September 26, 2023, F3 announced the appointment of Laurie Thomas to the Board of Directors.

On April 11, 2023, F3 announced the appointment of Raymond Ashley as President and Sam Hartmann as Vice President Exploration for F3.

On April 4, 2023, F3 announced the appointment of Raymond Ashley, John DeJoia and Terrence Osier to the board of directors of F3 (the “Board”).

On April 4, 2023, F3 announced that Nicky Grant and Christ Hilditch had resigned as directors of F3.

On February 14, 2023, F3 announced the appointment of Chris Hilditch to the Board.

On November 7, 2022, F3 announced that Steve Cochrane had resigned as a director of F3.

On August 3, 2022, F3 announced the appointment of Nicky Grant to the Board.

On October 19, 2021, F3 announced the appointment of Steven Cochrane to the Board.

On September 21, 2021, F3 announced that William Marsh had resigned as a director of F3.

On February 23, 2021, F3 announced that Ross McElroy had resigned as COO of F3.

Name Change

On January 27, 2023, F3 announced that it had received approval from the TSX-V to change its name from Fission 3.0 Corp. to F3 Uranium Corp.

Property Acquisitions

On November 15, 2021, F3 announced the addition of two new properties by staking in the Athabasca Basin region of Saskatchewan. The newly acquired properties, Grey Island and Flowerdew Lake, are both located in geologically prospective areas near the Athabasca Basin margins with the potential to host shallow high-grade uranium mineralization.

Mineral Projects

Following the Arrangement, the PLN Project will continue to be F3’s material property for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Please refer to Exhibit T1 to this Schedule for information on the PLN Project.

DIVIDENDS OR DISTRIBUTIONS

F3 has not, since the date of its incorporation, declared or paid any dividends or other distributions on its F3 Shares, and does not currently have a policy with respect to the payment of dividends or other distributions. F3 does not currently pay dividends and does not intend to pay dividends in the foreseeable future. The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, working capital requirements of F3 and its subsidiaries and such other factors as its directors consider appropriate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Please refer to Schedule “O” and Schedule “P” to this Circular for F3’s management discussion and analysis (“MD&A”) for the year ended June 30, 2023 and F3’s MD&A for the nine months ended March 31, 2024, respectively. The attached F3 MD&As should be read in conjunction with F3’s annual condensed financial statements for the year ended June 30, 2023 and the condensed interim consolidated financial statements for the three and nine month period ended March 31, 2024 and 2023, together with the notes thereto, which are also attached as Schedule “O” and Schedule “P” to this Circular, respectively.

Outstanding Security Data

As at the date of this Circular, there were:

●	493,352,709 F3 Shares issued and outstanding;

●	76,056,918 F3 Shares reserved for issuance pursuant to outstanding F3 Options and F3 RSUs; and

●	38,211,588 F3 Shares reserved for issuance pursuant to outstanding F3 Warrants;

Additional Disclosure for Companies without Significant Revenue

The financial statements included in Schedule “O” and Schedule “P” provide a breakdown of expenses incurred by F3 for the year ended June 30, 2023 and the three and nine month period ended March 31, 2024 and 2023, respectively.

DESCRIPTION OF THE F3 SECURITIES

New F3 Shares

Pursuant to the Arrangement, F3 Shareholders will exchange each F3 Share held for one New F3 Share and one-tenth of a F4 Share.

All of the New F3 Shares rank equally as to voting rights, participation in a distribution of the assets of F3 on a liquidation, dissolution or winding-up of F3 and entitlement to any dividends declared by F3. The holders of the New F3 Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each New F3 Shares carries the right to one vote. In the event of the liquidation, dissolution or winding-up of F3, or any other distribution of the assets of F3 among its shareholders for the purpose of winding-up its affairs, the holders of New F3 shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by F3 of all of its liabilities. The holders of New F3 Shares are entitled to receive dividends as and when declared by the Board in respect of the New F3 Shares on a pro rata basis. The New F3 Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

F3 Options

Following closing of the Arrangement, the F3 Option Plan will remain in effect, unamended. Pursuant to the Arrangement, each F3 Option then outstanding to acquire one F3 Share shall be transferred and exchanged for, (i) one F3 Replacement Option to acquire one New F3 Share having an exercise price equal to the product of the original exercise price of the F3 Option multiplied by the fair market value of a New F3 Share at the Effective Time divided by the total of the fair market value of a new F3 Share and the fair market value of one-tenth of a F4 Share at the Effective Time, and (ii) one F4 Option to acquire one-tenth of a F4 Share, each whole F4 Option having an exercise price equal to the product of the original exercise price of the F3 Option multiplied by the fair market value of one-tenth of a F4 Share at the Effective Time divided by the total of the fair market value of one New F3 Share and one-tenth of a F4 Share at the Effective Time.

The F3 Option Plan was most recently approved by Shareholders on November 20, 2023 and allows F3 to grant stock options to attract, retain and motivate qualified directors, officers, employees and consultants of F3 and its subsidiaries (collectively, the “Option Plan Participants”). The aggregate number of F3 Shares that may be issued under the option plan to Option Plan Participants will be that number of F3 Shares equal to 10% of the issued and outstanding F3 Shares on the particular date of grant of the F3 Option, inclusive of any outstanding F3 Options issued under a previous option plan.

F3 Warrants

Pursuant to the Arrangement, each outstanding F3 Warrant will be deemed to be amended to entitle the F3 Warrantholder to receive, upon due exercise of the F3 Warrant, for the original exercise price, (i) one New F3 Share for each F3 Share that was issuable upon due exercise of the F3 Warrant immediately prior to the Effective Time, and (ii) one-tenth of a F4 Share for each F3 Share that was issuable upon due exercise of the F3 Warrant immediately prior to the Effective Time.

F3 RSUs

Pursuant to the Arrangement, each outstanding F3 RSU then outstanding to acquire one F3 Share shall be transferred and exchange for, (i) one New F3 RSU to acquire one New F3 Share and having the same vesting conditions and other terms as the F3 RSU, and (ii) one F4 RSU to acquire one-tenth of a F4 Share as governed by the F4 RSU Plan. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of F4 RSUs. Accordingly, the number of shares receivable under the New F3 RSUs and F4 RSUs will be adjusted such that the aggregate fair market value of such shares receivable immediately after the exchange does not exceed the fair market value of the F3 shares receivable immediately before the exchange.

CONSOLIDATED CAPITALIZATION

Other than as disclosed below, there have not been any material changes in the share and loan capital of F3, on a consolidated basis, since March 31, 2024, the date of F3’s most recently filed financial statements.

TRADING PRICE AND VOLUME OF F3 SHARES

The F3 Shares are listed for trading on the TSX-V under the trading symbol “FUU”. The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the F3 Shares as reported on the TSX-V.

Month	High (C$)	Low (C$)	Volume
June 1, 2024 – June 27, 2024	0.38	0.34	9,518,007
May 2024	0.425	0.36	22,167,798
April 2024	0.465	0.37	20,608,728
March 2024	0.46	0.39	12,037,230
February 2024	0.54	0.4	16,127,750
January 2024	0.52	0.395	33,547,266
December 2023	0.45	0.38	20,765,456
November 2023	0.43	0.31	31,014,390
October 2023	0.45	0.345	20,999,350
September 2023	0.475	0.377	25,706,421
August 2023	0.425	0.325	15,437,945
July 2023	0.415	0.335	15,513,493
June 2023	0.38	0.275	19,943,612

The price of the F3 Shares as quoted by the TSX-V at the close of business on June 27, 2024 was C$0.355.

Prior Sales

The following table summarizes the issuances of securities of F3 that were issued during the most recent twelve month period, as of the date of the Circular:

Issue Date	Type of Security	Number Issued	Issue Price	Exercise Price	Expiry Date
05/26/2023(1)	Common shares	4,255,319	$0.47	N/A	N/A
05/26/2023(1)	Warrants	2,127,659	N/A	$0.47	May 26, 2026
05/26/2023(2)	Common shares	21,276,596	$0.47	N/A	N/A
05/26/2023(2)	Warrants	10,638,298	N/A	$0.47	May 26, 2026
05/26/2023(2a)	Warrants	1,515,957	N/A	$0.35	May 26, 2025
09/12/2023(3)	Common shares	41,27,113	$0.485	N/A	N/A
09/12/2023(3)	Warrants	20,618,556	N/A	$0.485	September 12, 2025
09/12/2023(3a)	Warrants	2,239,690	N/A	$0.485	September 12, 2025

Issue Date	Type of Security	Number Issued	Issue Price	Exercise Price	Expiry Date
11/27/2023(4)	Common Shares	380,518	$0.56	N/A	N/A
05/30/2024(5)	Common shares	17,857,143	$0.5642	N/A	N/A
05/30/2024(5)	Warrants	8,928,571	N/A	$0.56	May 30, 2026
05/30/2024(5a)	Warrants	957,589	N/A	$0.56	May 30, 2026

Notes:

(1)	Issued in connection with the May 2023 Non-Brokered Private Placement.

(2)	Issued in connection with the May 2023 Brokered Private Placement.

(2a)	Broker warrants issued in connection with the May 2023 Brokered Private Placement and the May 2023 Non- Brokered Private Placement.

(3)	Issued in connection with the September 2023 Brokered Private Placement.

(3a)	Broker warrants issued in connection with the September 2023 Brokered Private Placement.

(4)	Issued in connection with a conversion under the convertible debenture in connection with the October 2023 Convertible Debenture Financing.

(5)	Issued in connection with the May 2024 Brokered Private Placement.

(5a)	Broker warrants issued in connection with the May 2024 Brokered Private Placement.

ESCROWED SECURITIES

To F3’s knowledge, as of the date of this Circular, there are no securities of F3 held in escrow.

PRINCIPAL SECURITYHOLDERS

To F3’s knowledge, no person or corporation beneficially owned, directly or indirectly, or exercised control or direction over, F3 Shares carrying more than 10% of the voting rights attached to all outstanding F3 Shares as of the date of this Circular.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as disclosed below, none of F3’s directors or executive officers is, as of the date of the Circular, or was within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including F3) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of F3’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of F3 (a) is, as at the date of the Circular, or has been within the 10 years before the date of the Circular, a director or executive officer of any company (including F3) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

None of F3’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of F3, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The information contained in the Circular as to ownership of securities of F3, corporate cease trade orders, bankruptcies, penalties or sanctions, and existing or potential conflicts of interest, not being within the knowledge of F3, has been provided by each director and executive officer of F3 individually.

CONFLICTS OF INTEREST

To the best of F3’s knowledge, there are no existing or potential material conflicts of interest between F3 and any of its directors or officers as of the date hereof. However, certain of F3’s directors and officers are, or may become, directors or officers of other companies with businesses which may conflict with its business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on F3’s behalf.

Pursuant to the CBCA, directors and officers of F3 are required to act honestly and in good faith with a view to the best interests of F3.

Generally, as a matter of practice, directors who have disclosed a material interest in any contract or transaction that the Board is considering will not take part in any Board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will refrain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, F3 will establish a special committee of independent directors to review a matter in which directors or officers may have a conflict.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of F3 are expected to remain the same following completion of the Arrangement.

EXECUTIVE COMPENSATION

For information concerning F3’s executive compensation for the financial year ended June 30, 2023, please refer to the section titled “Executive Compensation” in the Circular. F3 does not intend to make any material changes to that compensation upon completion of the Arrangement.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of the Circular, there was no indebtedness outstanding of any current or former director, executive officer or employee of F3 or any of its subsidiaries which is owing to F3 or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by F3 or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of F3, no proposed nominee for election as a director of F3 and no associate of such persons:

(a)	is or at any time since the beginning of the most recently completed financial year has been, indebted to F3 or any of its subsidiaries; or

(b)	is indebted to another entity which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by F3 or any of its subsidiaries, in relation to a securities purchase program or other program.

F3 does not anticipate any changes to the indebtedness of directors and executive officers upon completion of the Arrangement.

AUDIT COMMITTEE

For information concerning F3’s Audit Committee for the financial year ended June 30, 2023, please refer to the section titled “Audit Committee” in the Circular. F3 does not intend to make any material changes to its Audit Committee upon completion of the Arrangement.

CORPORATE GOVERNANCE DISCLOSURE

For information concerning F3’s corporate governance practices for the financial year ended June 30, 2024, please refer to the section titled “Corporate Governance” in the Circular. F3 does not intend to make any material changes to its corporate governance practices upon completion of the Arrangement.

RISK FACTORS

Below are certain risk factors relating to F3 following completion of the Arrangement that Shareholders should carefully consider in connection with the Arrangement. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information that appears elsewhere in the Circular. Additional risk factors relating to F3 and the Shareholders in connection with the Arrangement are set out in the Circular under the heading entitled “The Arrangement – Risk Factors Relating to the Arrangement”.

Exploration Stage Company

F3 is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which F3 currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If F3 fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

No History of Mineral Production or Mining Operations

F3 has never had a uranium producing property. There is no assurance that commercial quantities of uranium will be discovered nor is there any assurance that F3’s exploration programs will yield positive results. Even if commercial quantities of uranium are discovered, there can be no assurance that any of F3’s properties will ever be brought to a stage where uranium resources can profitably be produced therefrom. Factors which may limit the ability to produce uranium resources include, but are not limited to, the spot price of uranium, availability of additional capital and financing and the nature of any mineral deposits. F3 does not have a history of mining operations that would guarantee it will produce revenue, operate profitably or provide a return on investment in the future.

Mineral Exploration and Development

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of a mineral deposit may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that F3’s uranium deposits are commercially mineable.

Should any mineral resources and reserves exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) uranium prices, which are historically cyclical; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

The ability to sell and profit from the sale of any eventual mineral production from F3’s properties will be subject to the prevailing conditions in the minerals marketplace at the time of sale. The global minerals marketplace is subject to global economic activity and changing attitudes of consumers and other end- users’ demand for mineral products. Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long term viability of F3 and its operations.

Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and F3 must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than F3 to withstand losses. F3’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than F3 can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect F3’s ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect F3’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. F3 may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on F3’s business, financial condition or results of operations.

Additional Funding

The exploration and development of F3’s mineral properties will require substantial additional capital. When such additional capital is required, F3 will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to F3 and might involve substantial dilution to existing shareholders. F3 may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on F3’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. F3 may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the uranium industry in particular), F3’s status as a new enterprise with a limited history, the location of F3’s mineral properties, the price of commodities and/or the loss of key management personnel.

Acquisition of Additional Mineral Properties

If F3 loses or abandons its interests in its mineral properties, there is no assurance that it will be able to acquire another mineral property of merit or that such an acquisition would be approved by applicable securities regulatory authorities. There is also no guarantee that applicable securities regulatory authorities will approve the acquisition of any additional properties by F3, whether by way of an option or otherwise, should F3 wish to acquire any additional properties.

Government or Regulatory Approvals

Exploration and development activities are dependent upon the grant of appropriate licences, concessions, leases, permits and regulatory consents, which may be withdrawn or made subject to limitations. There is no guarantee that, upon completion of any exploration, a mining licence will be granted with respect to exploration territory. There can also be no assurance that any exploration licence will be renewed or if so, on what terms. These licences place a range of past, current and future obligations on F3. In some cases, there could be adverse consequences for breach of these obligations, ranging from penalties to, in extreme cases, suspension or termination of the relevant licence or related contract.

Permits and Government Regulation

The future operations of F3 may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters. Although Canada has a favourable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of F3, the extent of which cannot be predicted. Before development and production can commence on any properties, F3 must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations, has the potential to reduce the profitability of operations. F3 is currently in compliance with all material regulations applicable to its exploration activities.

Limited Operating History

F3 has a limited operating history and its mineral properties are exploration stage properties. As such, F3 will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of F3’s mineral properties require significant additional expenditures before any cash flow may be generated. Although F3 possesses an experienced management team, there is no assurance that F3 will be successful in achieving a return on shareholders’ investment and the likelihood of success of F3 must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that F3 can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

An investment in F3’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that F3 will be successful in achieving a return on shareholders’ investment and the likelihood of its success must be considered in light of its early stage of operations. You should consider any purchase of F3’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

Title Risks

Although F3 has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. F3 has not conducted surveys on all of the claims in which it holds direct or indirect interests. F3’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and F3’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to F3’s title to a property or to the precise area and location of a property could cause delays or stoppages to F3’s exploration, development or operating activities without reimbursement to F3. Any such delays or stoppages could have a material adverse effect on F3’s business, financial condition and results of operations.

Laws and Regulation

F3’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. F3 applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

Uninsured and Underinsured Risks

F3 faces and will face various risks associated with mining exploration and the management and administration thereof including those associated with being a public company. Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for F3. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

F3 will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations, operating conditions, laws or the climate which may leave F3 exposed to periods of additional uninsured risk.

In the event risk is uninsurable, at its reasonable and sole discretion, F3 may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

Global Economy Risk

The volatility of global capital markets, including the general economic slowdown in the mining sector, over the past several years has generally made the raising of capital by equity or debt financing more difficult. F3 may be dependent upon capital markets to raise additional financing in the future. As such, F3 is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to F3 and its management. If these levels of volatility persist or if there is a further economic slowdown, F3’s operations, F3’s ability to raise capital and the trading price of F3’s securities could be adversely impacted.

In addition, as F3’s operations expand and reliance on global supply chains increases, the impact of significant geopolitical risk and conflict globally may have a sizeable and unpredictable impact on F3’s business, financial condition and operations. The ongoing conflict in Ukraine and the global response to this conflict as it relates to sanctions, trade embargos and military support has resulted in significant uncertainty as well as economic and supply chain disruptions. Should this conflict go on for an extended period of time, expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to F3.

Political and Economic Instability

F3 may be affected by future political or economic instability. The risks include, but are not limited to war, terrorism, military repression, extreme fluctuations in currency exchange rates, and high rates of inflation. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, and expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people, and water use, among other potential factors. The effect of any these factors cannot be accurately predicted.

Specifically, uncertainties resulting from the Russia-Ukraine and Israel-Palestine conflicts, and the accompanying international response, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment, and execution timelines for project development. To date, F3’s operations have not been materially negatively affected by the ongoing conflicts, but should these conflicts go on for an extended period of time, or should other geopolitical disputes and conflicts emerge in other regions, these could result in material adverse effects to F3.

Inflation

F3’s operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices and additional government intervention through stimulus spending or additional regulations. F3’s inability to manage costs may impact, among other things, future development decisions, which could have a material adverse impact on F3’s financial performance.

Health and Safety

Exploration and mining development and operating activities represent inherent safety hazards and maintaining the health and safety of F3’s employees and contractors is of paramount importance to F3. F3 has policies, procedures and controls in place intended to maintain the health and safety of its operations. Notwithstanding such efforts, safety incidents may still occur. Significant potential risks include, but are not limited to, vehicle accidents, unsafe road conditions, or events and contact with energized sources.

Operations in the uranium industry are subject to risks uniquely associated with uranium mining and processing. For example, the risk of over-exposure to radiological materials by F3’s employees, contractors, or others is inherent in F3’s operations, as they involve the treatment, monitoring, possession, handling, storage and/or transportation of radioactive materials (uranium, radon, etc.).

Employees involved in activities in remote areas may also be exposed to additional hazards as a result of equipment failure, such as risk of failure of heating equipment or damage to camp facilities; risk of being stranded due to breakdown or damage to mobile equipment, or risk of attacks on employees by wildlife. The impact of such hazards could be exacerbated by limited access to first aid or other medical care and/or delayed emergency response time.

Any incident resulting in serious injury or death could have profound impacts on F3, its employees and others, as well as result in litigation and/or regulatory action (including, but not limited to suspension of development activities, fines or penalties), or otherwise adversely affect F3’s reputation and ability to meet its objectives.

Environmental Risks

F3’s activities are subject to extensive laws and regulations governing environment protection. F3 is also subject to various reclamation related conditions. Although F3 closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to F3 cannot be estimated at this time.

The legal framework governing this area is constantly developing, therefore F3 is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of F3, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation. There is also a risk that F3’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to F3’s activities and, in particular, the proposed exploration and mining by F3 within the Provinces of Alberta and Saskatchewan.

Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the natural landscape, on communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While F3 seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of F3 in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which F3 has an interest or F3’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of F3 or its relationships with the communities in which it operates, which could have a material adverse effect on F3’s business, financial condition, results of operations, cash flows or prospects.

Dependence on Management and Key Personnel

The success of F3 is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on F3’s business and prospects. There is no assurance F3 can maintain the services of its directors, officers or other qualified personnel required to operate its business. As F3’s business activity grows, F3 will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If F3 is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on F3’s operations and financial condition.

First Nations Land Claims

Certain of F3’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on F3’s material interest in F3’s mineral properties and/or potential ownership interest in F3’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which F3’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on F3’s activities. Even in the absence of such recognition, F3 may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on F3’s mineral properties, there is no assurance that F3 will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop F3’s mineral properties.

Claims and Legal Proceedings

F3 and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, F3 may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause F3 to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on F3’s business, operating results or financial condition.

Influence of Third Party Stakeholders

The lands in which F3 holds an interest in at its properties, or the exploration equipment and roads or other means of access which F3 intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, F3’s work programs may be delayed, even if such claims are not meritorious. Such delays may result in significant financial loss and loss of opportunity for F3.

Conflicts of Interest

Most of F3’s directors and officers do not devote their full time to the affairs of F3. All of the directors and officers of F3 are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to F3. Although F3 has policies which address such potential conflicts and the CBCA has provisions governing directors in the event of such a conflict, none of F3’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of F3. If any such conflicts are not resolved in favour of F3, F3 may be adversely affected.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive, with supplies available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People’s Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of F3 and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world. If F3 is unable to supply uranium to important markets in the U.S. or Europe, its business, financial condition and results of operations may be materially adversely affected.

Deregulation of the Electrical Utility Industry

F3’s future prospects may be tied directly to those of the electrical utility industry worldwide. Deregulation of the utility industry, particularly in North America and Europe, is expected to impact the market for nuclear and other fuels for years to come and may result in the premature shutdown of nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors and achieving record capacity factors. There can be no assurance that this trend will continue.

Public Acceptance of Nuclear Energy Cannot Be Assured

Growth in the demand for uranium and in the nuclear power industry will depend upon continued and increased acceptance of nuclear technology by the public as a safe and viable means of generating electricity. Growth of the uranium and nuclear power industry will also depend on continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident or incident at a nuclear reactor anywhere in the world, or an accident or incident relating to the transportation or storage of new or spent nuclear fuel, could negatively impact the public’s acceptance of nuclear power and the future prospects for nuclear power generation, which may have a material and adverse effect on F3’s business, financial condition and results of operations.

Technological Innovation and Obsolescence

Requirements for F3’s products and services may be affected by technological changes impacting the mining and/or nuclear industries. For example, technological changes in nuclear reactors, enrichment and used uranium fuel processing could reduce the demand for uranium. In, addition F3’s competitors may adopt technological advancements that give them an advantage over F3.

Nuclear Energy Competes with other Viable Energy Sources

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates and uranium conversion services, which in turn may result in lower market prices for uranium, which would materially and adversely affect F3’s business, financial condition and results of operations.

Negative Cash Flow from Operating Activities

F3 has no history of earnings and had negative cash flow from operating activities since inception. F3’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on F3’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from F3’s existing projects. There is no assurance that any of F3’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, F3 will be required to obtain additional financing in order to meet its future cash commitments.

Going Concern Risk

F3’s financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. F3’s future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that F3 will be successful in completing equity or debt financings or in achieving profitability.

The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should F3 be unable to continue as a going concern. These items may cast significant doubt on F3’s ability to continue as a going concern.

Reporting Issuer Status

F3 is subject to reporting requirements under applicable securities law, the listing requirements of the TSX- V and other applicable securities rules and regulations. Compliance with these requirements can increase legal and financial compliance costs, make some activities more difficult, time consuming or costly, and increase demand on existing systems and resources. Among other things, F3 is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight is required. As a result, management’s attention may be diverted from other business concerns, which could harm F3’s business and results of operations. F3 may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, F3 may acquire mineral claims, material interests in other mineral claims, and companies that F3 believes are strategic. F3 currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in the Circular, and no other material acquisition is currently being pursued. There can be no assurance that F3 will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired company or mineral claims into F3 may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of F3’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect F3’s business, results of operations and financial condition.

Force Majeure

F3’s projects now or in the future may be adversely affected by risks outside the control of F3, including the price of uranium on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.

Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of F3’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of F3’s mineral properties will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect its operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect F3’s ability to carry out exploration and future development operations and could have a material adverse effect on F3’s business, financial condition, results of operations, cash flows or prospects.

Climate Change Risks

F3 acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, F3 expects that this could result in increased costs at some of its operations in the future.

F3 and the mining industry are facing continued geotechnical challenges, which could adversely impact F3’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of F3’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of F3’s projects to be less profitable than currently anticipated and could result in a material adverse effect on F3’s business results of operations and financial position.

Costs of Land Reclamation Risk

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with F3’s properties. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of F3.

Information Systems and Cyber Security

F3’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. F3’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre- emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact F3’s reputation and results of operations.

Although to date F3 has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that F3 will not incur such losses in the future. F3’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, F3 may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Speculative Nature of Investment Risk

An investment in F3’s securities carries a high degree of risk and should be considered as a speculative investment. F3 has no history of earnings, limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The likelihood of success of F3 must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment in F3’s securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high- risk investments and who can afford to lose their entire investment should consider an investment in F3.

Price may not Represent F3’s Performance or Intrinsic Fair Value

The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of F3, including the market in which it is traded, the strength of the economy generally, the availability of the attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the New F3 Shares on the TSX-V, OTCQB and the Frankfurt Stock Exchange in the future cannot be predicted.

Securities or Industry Analysts

The trading market for the New F3 Shares could be influenced by research and reports that industry and/or securities analysts may publish about F3, its business, the market or its competitors. F3 does not have any control over these analysts and cannot assure that such analysts will cover F3 or provide favourable coverage. If any of the analysts who may cover F3’s business change their recommendation regarding F3’s stock adversely, or provide more favourable relative recommendations about its competitors, the stock price would likely decline. If any analysts who may cover F3’s business were to cease coverage or fail to regularly publish reports on F3, it could lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline.

Price Volatility of Publicly Traded Securities

The New F3 Shares are listed on the TSX-V, OTCQB and Frankfurt Stock Exchange. Securities of mineral exploration and development companies have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.

The price of the New F3 Shares is also likely to be significantly affected by short-term changes in uranium or other mineral prices or in F3’s financial condition or results of operations. Other factors unrelated to F3’s performance that may affect the price of the New F3 Shares include the following: the extent of analytical coverage available to investors concerning the F3’s business may be limited if investment banks with research capabilities do not follow F3; lessening in trading volume and general market interest in the F3 Shares may affect an investor’s ability to trade significant numbers of New F3 Shares; the size of F3’s public float may limit the ability of some institutions to invest in the New F3 Shares; and a substantial decline in the price of the New F3 Shares that persists for a significant period of time could cause the New F3 Shares to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the New F3 Shares at any given point in time may not accurately reflect F3’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. F3 may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the New F3 Shares is affected by many other variables which are not directly related to F3’s success and are, therefore, not within F3’s control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for New F3 Shares, the effect of the dual-listing of the New F3 Shares including the ability to buy and sell New F3 Shares in two places, different market conditions in different capital markets, different prevailing trading prices, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the New F3 Shares is expected to make the price of the New F3 Shares volatile in the future, which may result in losses to investors.

Dilution

Future sales or issuances of equity securities could decrease the value of the New F3 Shares, dilute shareholders’ voting power and reduce future potential earnings per New F3 Share. F3 may sell additional equity securities in future offerings (including through the sale of securities convertible into New F3 Shares) and may issue additional equity securities to finance F3’s operations, development, exploration, acquisitions or other projects. F3 cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the New F3 Shares. New F3 Share sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the New F3 Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in F3’s earnings per New F3 Share.

Dividends

To date, F3 has not paid any dividends on the outstanding New F3 Shares. Any decision to pay dividends on the New F3 Shares of F3 will be made by the Board on the basis of F3’s earnings, financial requirements and other conditions.

Enforcing Judgments in U.S. Courts

As F3 is a Canadian corporation and most of its directors and officers reside in Canada, it may be difficult or impossible for investors in the United States to effect service or to realize on judgments obtained in the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against F3 or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against F3 or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws. Similarly, some of F3’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult or impossible for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult or impossible for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities law.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

F3 is: (a) not party to any legal proceedings or regulatory actions as of the date of this Circular; and (b) is not aware of any contemplated legal proceedings involving it or its operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the ordinary course of business of F3 or any of its subsidiaries and except as described below, none of the directors or executive officers of F3 or a subsidiary at any time during F3’s last completed financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding New F3 Shares, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect F3.

Certain Directors and officers of F3 are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a Director of F3 may not be made available to F3, but rather may be offered to a company with competing interests. The Directors and senior officers of F3 are required by law to act honestly and in good faith with a view to the best interests of F3 and to disclose any personal interest which they may have in any project or opportunity of F3, and to abstain from voting on such matters.

The directors and officers of F3 are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and F3 will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Charlton & Company, Chartered Professional Accountants (“Charlton”) are the auditors of F3 for the year ended June 30, 2023. Charlton was first appointed as F3’s auditors on June 24, 2020.

The transfer agent and registrar for the F3 Shares is Computershare Trust Company of Canada (“Computershare”). The register of transfers of the F3 Shares and New F3 Shares is maintained by Computershare at its offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

The following is a list of each material contract, other than contracts entered into in the ordinary course of F3’s business, that was entered into in the financial year ending June 30, 2023, or was entered into before the date of this Circular that is still in effect:

1.	Arrangement Agreement between F3 and F4 dated June 4, 2024; and

2.	Asset Purchase Agreement between F3 and V4 dated August 15, 2024.

EXPERTS

The following are the names of persons or companies (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or included by reference in this Schedule N; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or F3.

(a)	Charlton provided an auditors’ report dated October 30, 2023 in respect of F3’s financial statements for the year ended June 30, 2023; and

(b)	Mark B. Mathisen., a “qualified person” for the purposes of NI 43-101, has prepared the report entitled “Technical Report on the Patterson Lake North Project, Northern Saskatchewan, Canada”, and has reviewed, verified and approved the technical and scientific disclosure contained in this Schedule “N”.

As at the date hereof, to the best knowledge of F3, the aforementioned persons, collectively, held less than one percent of the securities of F3 when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date hereof, and they did not receive any direct or indirect interest in any securities of F3 or of any associate or affiliate of F3 in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.

Charlton & Company, Chartered Professional Accountants of Vancouver, British Columbia, F3’s current auditors, is independent from F3 within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

As at the date hereof, none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of F3 or of any associate or affiliate of F3.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein and in the Circular.

FINANCIAL STATEMENTS

F3’s annual condensed financial statements for the year ended June 30, 2023 and the condensed interim consolidated financial statements for the three and nine month period ended March 31, 2024 and 2023, together with the notes thereto, which are attached as Schedule “O” and Schedule “P” to the Circular, respectively.

EXHIBIT I
INFORMATION CONCERNING THE PLN PROJECT

5.	PATTERSON LAKE NORTH

5.1	Summary

F3 retained SLR International Corporation (“SLR”) to prepare the Technical Report in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), on the PLN Project, located in northern Saskatchewan, Canada (the “Technical Report”). The PLN Project comprises three properties: the PLN Property, which includes the JR Zone, the Minto Property (Minto), and the Broach Property (Broach) (collectively, the “Properties”). The Technical Report documents all data and data collection procedures for the PLN Project up until November 20, 2023. The Technical Report is titled “Technical Report on the Patterson Lake North Project, Northern Saskatchewan, Canada”. The effective date of the Technical Report is November 20, 2023.

The Qualified Person for the Technical Report is Mark B. Mathisen of SLR (the “QP”), and is “independent” of F3, as defined in NI 43-101. Mr. Mathisen takes sole responsibility for all sections of the Technical Report. Mr. Mathisen visited the PLN Project on August 29, 2023.

The scientific and technical information in this section relating to the PLN Project is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the Technical Report. Such assumptions, qualifications and procedures are not fully described in the Circular and the following summary does not purport to be a complete summary of the Technical Report. Reference should be made to the full text of the Technical Report, which is available for review under F3’s profile on SEDAR+ at www.sedarplus.com. Capitalized terms used but not otherwise defined in this exhibit have the meanings given to such terms in the Technical Report.

The technical content disclosed in this exhibit were reviewed and approved by the author of the Technical Report who is a Qualified Persons as defined in NI 43-101.

5.2	Property Description, Location and Access

5.2.1	Location and Access

The PLN, Minto, and Broach properties are located in northern Saskatchewan, approximately 550 km north- northwest of the city of Prince Albert and 150 km north of the community of La Loche. The three Properties are collectively referred to as the Patterson Lake North Project.

The PLN Property comprises two adjacent mineral claims in northern Saskatchewan, approximately 170 km northeast of Fort McMurray, Alberta, and 150 km north of La Loche, Saskatchewan. PLN is accessible by vehicle via the all-weather gravel Highway 955, which bisects the PLN Property from north to south.

The approximate centre of the Property has the following coordinates:

●	Universal Transverse Mercator (UTM): 592,383 mE, 6,409,215 mN (NAD83 UTM Zone 12N)

●	Geographic: 57°48′ 55.3″ N latitude and 109° 26′ 42″ W longitude

The PLN Property lies within the 1:50,000 scale NTS map sheets 74F/14 (Murison Lake) and 74F/13 (Smart Lake). It has a roughly rectangular shape and spans approximately 11 km east-west and approximately four kilometres north-south. The approximate centre of the JR Zone has the UTM coordinates 587,826 mE, 6,410,763 mN (NAD83 UTM Zone 12N).

The Minto Property consists of 23 adjacent mineral claims in northern Saskatchewan, about 180 km northeast of Fort McMurray and 160 km north of La Loche (Figure 1). Minto is accessible by vehicle along the all-weather gravel Highway 955, which runs through the Minto Property from north to south.

The approximate centre of the Minto Property has the following coordinates:

●	UTM: 594,820 mE, 6,421,137 mN (NAD83 UTM Zone 12N)

●	Geographic: 57°55′ 18.8″ N latitude and 109° 23′ 57.3″ W longitude

The Minto Property is located within the 1:50,000 scale NTS map sheets 74F/13 (Smart Lake), 74F/14 (Murison Lake) and 74K/03 (James Creek). It has an irregular but roughly rectangular shape and extends approximately 14 km east-west at its widest and approximately 20 km north-south.

The Broach Property comprises 15 adjacent mineral claims in northern Saskatchewan, about 165 km northeast of Fort McMurray and 140 km north of La Loche (Figure 1). Broach is accessible by vehicle via the all-weather gravel Highway 955, which passes approximately two kilometres west of the Property’s centre from north to south.

Figure 1 – Location Map

The approximate centre of the Broach Property has the following coordinates:

●	UTM: 596,298 mE, 6,402,655 mN (NAD83 UTM Zone 12N)

●	Geographic: 57° 45′ 20.3″ N latitude and 109° 23′ 54.3″ W longitude

The Broach Property lies within the 1:50,000 scale NTS map sheets 74F/13 (Smart Lake), 74F/14 (Murison Lake) and 74F/11 (Forrest Lake). It has an irregular shape and at its widest extends for about 17 km east- west and for about 17 km north-south.

With the exception of the all-weather, gravel road Highway 955, there is no permanent infrastructure on the Properties.

5.2.2	Land Tenure and Mineral Titles

The PLN Property consists of two contiguous mineral claims covering an area of 4,074 ha. The JR Zone discovery is located on claim S-113283. The Minto Property consists of 23 mostly contiguous mineral claims covering an area of 19,864 ha. As of the effective date of the Technical Report the Broach Property consists of 15 mostly contiguous mineral claims covering an area of 16,008 ha. On January 22, 2024, following the date of the Technical Report, the Company received CanAlaska’s Patterson West Property in exchange for F3’s Hobo Lake Property (as defined below). The Patterson West Property mineral claims have been incorporated with the Broach Property such that it now comprises 17 claims with a total area of 19.022.7 ha. (see Section 3.4.12).

The PLN Property and component claims are defined as electronic mineral claim parcels within the Mineral Administration Registry of Saskatchewan (MARS). As of the effective date of the Technical Report, the two mineral claims comprising the PLN Property are in good standing and are registered in the name of F3 Uranium Corp. As of August 31, 2023, assessment credits totaling $581,881 were available for claim renewal. Assessment credits totaling $101,850 are required to renew the Property claims upon their respective annual anniversary dates. In the absence of sufficient assessment credits, there is a provision in Saskatchewan to keep the claims in good standing by making a deficiency payment or a deficiency deposit.

The Minto Property consists of 23 mostly contiguous mineral claims covering an area of 19,864 ha.

The Minto Property and component claims are defined as electronic mineral claim parcels within the Mineral Administration Registry of Saskatchewan (MARS). As of the effective date of the Technical Report, all 23 mineral claims comprising the Minto Property are in good standing and are all registered in the name of F3 Uranium Corp. As of August 31, 2023, assessment credits totaling $1,648,939 were available for claim renewal. Assessment credits totaling $419,596 are required to renew the Minto Property claims upon their respective annual anniversary dates. In the absence of sufficient assessment credits, there is a provision in Saskatchewan to keep the claims in good standing by making a deficiency payment or a deficiency deposit.

The Broach Property consists of 15 mostly contiguous mineral claims covering an area of 16,008 ha. The Broach Property and component claims are defined as electronic mineral claim parcels within the Mineral Administration Registry of Saskatchewan (MARS). As of the effective date of the Technical Report, all 15 mineral claims comprising the Broach Property are in good standing and are all registered in the name of F3 Uranium Corp. As of August 31, 2023, assessment credits totaling $2,518,957 were available for claim renewal. Assessment credits totaling $351,828 are required to renew the Property claims upon their respective annual anniversary dates. In the absence of sufficient assessment credits, there is a provision in Saskatchewan to keep the claims in good standing by making a deficiency payment or a deficiency deposit.

Any surface facilities and mine workings constructed would be located on Provincial lands. The right to use and occupy Provincial lands is acquired under a surface lease from the Province of Saskatchewan. A claim in good standing can be converted to a lease upon application and with the completion of a boundary survey. Leases are for a term of ten years and are renewable. A lease grants the holder the exclusive right to explore for, mine, recover, and dispose of any minerals within the lease lands. Annual expenditures of the lease for years 1 to 10 are C$25/ha, C$50/ha for years 11 to 20, and C$75/ha annually thereafter. A surface lease is for a maximum of thirty-three years.

To maintain the Property in good standing, exploration on the Property with annual expenditures of C$15/ha to C$25/ha is required.

5.2.3	Required Permits

Permits for timber removal, work authorization, temporary work camp permits, shore land alteration, and road construction are required for most exploration programs from the Saskatchewan Ministry of Environment and Saskatchewan Water Security Agency. Necessary permits are listed:

●	Surface Exploration Permit - general use permit, which lists all the rules and regulations to be followed.

●	Forest product permit if trees are to be cut

●	Aquatic Habitat Protection Permit.

●	Camp permit if there will be a camp on the Property.

●	Term Water Rights License - water use permit(s) for camp use and drilling use

If any exploration work crosses or includes work on water bodies, streams, and rivers, the Department of Fisheries and Oceans and the Coast Guard-Transport Canada must be notified. Ice/snow bridges and clear-span bridges do not require approval from the Coast Guard.

There are no significant factors or risks known that may affect access, title, or the right or ability to perform work on the Property.

5.2.4	Encumbrances

SLR is not aware of any significant encumbrances to the Project including current and future permitting requirements and associated timelines, permit conditions, and violations and fines.

SLR is not aware of any environmental liabilities on the Property. F3 Uranium has all required permits to conduct the proposed work on the Properties. SLR is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the Property.

No obvious disturbance was noted during the site inspection, except for cut lines for geophysical work, drill pads, and drill roads.

5.2.5	Royalties

There are no royalties associated with the properties.

5.2.6	Accessibility

The PLN, Minto, and Broach properties are located approximately 165 km northeast of Fort McMurray, Alberta. The Properties can be accessed via air charter from Fort McMurray or by all-weather gravel road along Highway 955 (Cluff Lake Mine Road) about 160 km north of La Loche, Saskatchewan. Highway 955 bisects the Properties in a north-south direction. Two four-wheel drive roads branch off from Highway 955 allowing access to the east and west halves of the Properties.

La Loche is a remote community in the boreal forest region of northwestern Saskatchewan. It has a population of 2,514 people and offers some basic services such as temporary accommodations, fuel, and emergency medical services (Statistics Canada, 2021).

The nearest major city to La Loche is Fort McMurray, Alberta, which has an urban population of approximately 76,000 people and offers a greater range of services and facilities (Wood Buffalo Municipal Census, 2021). Fort McMurray also has an international airport that can accommodate fixed-wing aircraft and helicopters for charter.

The driving distance between Fort McMurray and La Loche varies depending on the season. During the winter, when the ice roads are open, the fastest route is via AB-881 and SK-956. During the summer, when the ice roads are closed, the access route is via Highway 155, which is considerably slower than in the winter.

La Loche can also be accessed from Saskatoon, the largest city in Saskatchewan with a population of about 266,141 people (Statistics Canada, 2021). Saskatoon has an international airport that can accommodate fixed-wing aircraft and helicopters for charter. The driving distance between Saskatoon and La Loche is approximately 600 km via routes SK-155 and SK-55. La Loche can also be accessed from Saskatoon by air. There are several charter companies that operate flights between the two locations.

5.3	History

5.3.1	Prior Ownership

F3 Uranium (formerly Fission 3.0 Corp) was incorporated in October 2013 as a fully owned subsidiary of Fission Uranium Corp. (Fission Uranium). In November 2013, Fission 3.0 Corp. completed a plan of arrangement involving Alpha Mineral Inc. (Alpha) and Fission Uranium pursuant to which Fission Uranium acquired Alpha’s 50% interest in the Patterson Lake South (PLS) project. As a result of the transaction, certain properties and assets of Fission Uranium, including the Patterson Lake North (“PLN”) Project, became assets of Fission 3.0 Corp, now F3 Uranium. F3 Uranium is no longer a wholly owned subsidiary of Fission Uranium.

5.3.2	Exploration Development History

5.3.2.1	Wainoco Oil and Chemicals Ltd. (1969)

In 1969, Wainoco Oil and Chemicals Ltd. conducted uranium exploration in the PLN property area. They employed an airborne magnetic and radiometric survey to detect magnetic and radioactive anomalies indicative of uranium mineralization. Additionally, they performed an air photo mosaic analysis to map drainage areas and lineaments, aiming to identify potential uranium deposits; however, the exploration did not yield evidence of uranium mineralization at depth.

5.3.2.2	Bow Valley Land Co. Ltd. (1969)

Bow Valley Land Co. Ltd. conducted uranium exploration in the PLN property area in 1969. Their methods included an airborne magnetic and radiometric survey, aiming to detect anomalies indicative of uranium. They also used photogeologic mapping to analyze surface geology and the extent of Athabasca Basin sediments. Ground inspection of prospective airborne radiometric anomalies was another method employed; however, they did not find evidence of uranium mineralization at depth.

5.3.2.3	Taneloy Mines Ltd. (1969)

Taneloy Mines Ltd. engaged in uranium exploration in the PLN property area in 1969. Their methods encompassed an airborne radiometry survey to detect elevated radioactivity areas, hydro-geochemical sampling to analyze water samples for uranium and other elements, and geological ground reconnaissance and mapping to identify bedrock geology. Despite these efforts, no evidence of uranium mineralization at depth was found.

5.3.2.4	Uranerz Exploration and Mining Ltd. (1974)

Uranerz Exploration and Mining Ltd. conducted uranium exploration in the PLN property area in 1974. Their methods included radiometric prospecting and mapping, with a focus on identifying anomalies associated with potential uranium deposits. They also carried out a lake sediment sampling program to assay samples for uranium and other elements. Despite these efforts, they did not discover significant uranium anomalies.

5.3.2.5	Saskatchewan Mining & Development Corp. (1976–1980)

Saskatchewan Mining & Development Corp. (SMDC) conducted a comprehensive uranium exploration program in the PLN property area from 1976 to 1980. They utilized various methods, including an airborne INPUT electromagnetic (EM) survey to identify conductive anomalies, lake sediment sampling to assay for uranium and other elements, boulder and scintillometer prospecting, and ground very-low-frequency (VLF)- EM and time domain EM (TDEM) surveys to investigate conductive swarms. The exploration did not result in evidence of uranium mineralization at depth.

5.3.2.6	Imperial Oil Ltd. (1977)

In 1977, Imperial Oil Ltd. conducted exploration in the Montgomery Lake area, focusing on copper and uranium. Their methods involved lake sampling to analyze sediments and water for copper and uranium, soil sampling and radiometric prospecting, airborne and ground surveys to study the geology. Despite their efforts, they did not find evidence of copper or uranium mineralization at depth.

5.3.2.7	Canadian Occidental Petroleum Ltd. (CANOXY) (1977)

CANOXY investigated uranium mineralization potential in the Patterson Lake area in 1977. They employed an airborne INPUT EM survey to determine the depth and structure of the crystalline basement. Additionally, surface sampling, including alphameter and scintillometer measurements, was conducted. However, the results did not indicate uranium mineralization at depth.

5.3.2.8	Canadian Occidental Petroleum Ltd. (CANOXY) (1978–1979)

In 1978 and 1979, CANOXY continued their uranium exploration efforts. They executed a diamond drilling program specifically in the south part of the PLN property at Sholte and Broach lakes. The focus was on testing the shoulders of aeromagnetic highs and interpreted structural lineaments. The diamond drilling, which totaled 2,880 m in 21 vertical holes, revealed basement rocks divided into Western granites and Eastern metamorphics. However, uranium analyses were low at less than 1.0 ppm in all holes, and no evidence of uranium mineralization at depth was found.

5.3.2.9	Cogema Resources Inc. (Amok Ltd.) (1990–1998)

Between 1990 and 1998, Cogema Resources Inc. (COGEMA) initiated a comprehensive exploration campaign. Their objective was to identify typical Athabasca Basin unconformity-style uranium mineralization associated with basement electromagnetic conductors indicating graphitic shear zones within pelitic metasedimentary rock units. They employed methods including airborne GEOTEM EM surveys, ground UTEM-III surveys, and diamond drilling. The diamond drilling was concentrated on conductive trends to the west of the PLN property. Despite these efforts, definitive evidence of uranium mineralization at depth was not established.

5.3.2.10	Cogema Resources Inc. (COGEMA) (2004–2005)

In 2004 to 2005, COGEMA conducted airborne geophysics surveys on their West Athabasca project in collaboration with UEX Corp. The primary aim was to detect graphitic conductors at or near the basement, associated with potential uranium mineralization. They employed the BHP-Billiton FALCON gravity system, including magnetics and radiometrics. These surveys covered a substantial area north of the PLN property. However, the results did not yield definitive evidence of uranium mineralization at depth.

5.3.2.11	Titan Uranium Inc. (TITAN) (2005–2006)

In 2005, TITAN acquired a large land position in the West Athabasca. The land position was split up into several different projects, of which the Castle South block covered the far north section of the PLN property. TITAN commenced a program of extensive airborne MEGATEM electromagnetic and magnetic surveys, contracted to Fugro Airborne Surveys Ltd. (Fugro). The Castle South Extension survey (as Fugro named it) was flown across the Castle South block.

Fugro’s interpretation of the Castle South block revealed sharply contrasting strike directions in magnetic features, interpreted as right-lateral strike slip faults. The Total Energy Envelope product of the electromagnetic field correlated in some respects to magnetic lows that are thought to represent felsic lithologies in the crystalline basement. The depth of Athabasca sediments in this area hindered interpretation of the data. In April-May 2009, TITAN commissioned Patterson Geophysics Inc. to perform Pole-Pole Resistivity on four lines that covered parts of the northernmost claims at PLN. The purpose was to locate and characterize weak conductive trends interpreted from data of a MEGATEM® airborne survey and to test magnetic lineaments that are interpreted to correspond to the location of the Beatty River fault system. Zones of low apparent resistivity interpreted to have conductive basement lithology associations were detected and were consistent with the early time MEGATEM Bz08 channel data, and two of the lines displayed resistivity anomalies characteristic of an alteration chimney extending from the basement up into the overlying sandstone.

5.3.2.12	ESO Uranium Corp. (2005–2007)

ESO Uranium Corp. (ESO) conducted exploration in the Hook Lake property between 2005 and 2006. The airborne MEGATEM electromagnetic and magnetic survey was designed to detect bedrock conductors associated with uranium mineralization. The survey indicated bedrock conductors occurring parallel to the north and south shores of Broach Lake. Additionally, ESO collected sandstone boulder samples for geochemical analysis, aiming to detect alteration and geochemical metal anomalies indicative of Athabasca Basin-type uranium deposits within sandstone float and outcrop. Although anomalies were detected, no clearly defined geochemical boulder train anomalies were identified, and definitive evidence of uranium mineralization at depth was not established (source: AF 74F-0016). During Feb-Mar 2007, ESO commissioned a fixed loop time-domain electromagnetic survey on the Broach Lake part of their Hook Lake claim block. The survey’s purpose was to further delineate electromagnetic conductors identified by the earlier MEGATEM airborne survey. A total of 6.5 km of TEM data was collected and indicated a shallow conductive feature dipping shallowly to the southeast.

5.3.2.13	Purepoint Uranium Group Inc. (PUREPOINT) (2007–2008)

During 2007 and 2008, PUREPOINT performed ground geophysical surveying on the West and Central grids of their Hook Lake project, on the southeast side of the PLN property. The 2007 ground geophysics consisted of gradient array IP/Resistivity and pole-dipole array IP/Resistivity surveys, a very small portion of which overlapped the PLN property on the southeast side of Broach Lake. The induced polarization (IP) resistivity sections were examined for Low Apparent Resistivity Chimneys (LARCs) that may represent alteration halos within sandstone overlying conductors. The 2008 ground geophysics consisted of a stepwise moving loop TEM survey carried out by Quantec Geoscience Ltd. between February 18 and March 24, 2008. A very small portion of the survey overlapped onto the southeast corner of the PLN property in the vicinity of the southeast shore of Broach Lake.

5.3.2.14	Strathmore Minerals Corp. (2004–2006)

Between July and November 2004, Strathmore Minerals Corp. acquired nine mineral claims totaling 25,316 ha in the Patterson Lake area. During fall 2005 and spring 2006, Aeroquest Ltd. and Fugro Airborne Surveys were contracted to conduct airborne geophysical surveys over the Patterson Lake Property. The intent of the surveys was to map conductive horizons at depth near the sub-Athabasca unconformity. The Aeroquest heli-supported AeroTEM survey covered the entire property at 300 m line-spacing for a total of 970 line- km. Based on the response from the Aeroquest survey, the Fugro MEGATEM survey covered the north claims with a total of 298 line-km.

Ground HLEM (maxmin) and Induced Polarization-Resistivity surveys targeted the results of the airborne geophysics and were carried out by Peter E. Walcott and Associates Ltd. in the spring of 2006. Three grids were established over the Grygar Lake, Hodge Lake, and A4-A1 conductor and magnetic/lithology targets, for a total of 25 km of HLEM and IP-DC Resistivity (DCRES) surveying.

5.3.2.15	Fission Energy Corp. (2006–2012)

In 2006, Fission Energy Corp. (FEC) absorbed the Canadian assets of Strathmore Minerals Corp., including the nine claims of the Patterson Lake Property.

Work by FEC in 2006 and 2007 included radon cup surveys and diamond drilling. The radon cup surveys were carried out by Alpha-Track Uranium Exploration Services in June and July 2007 over airborne geophysical targets, on a grid on the west side of Hodge Lake and three grids in the northern claim area. Radon cups were buried at 100 m intervals and a total of 1,893 cups were retrieved. In general, background values were very low, reflecting the deep sandstone cover in the area. In October 2007, RadonEX Ltd. was contracted to complete an Electret Ion Chamber (EIC) radon detection survey in the southern portion of the property. In total, 275 stations were recorded on a single grid. The purpose of the survey was to follow up anomalous results from the June 2007 Alpha-Track radon cup survey. The results were confirmed by the EIC survey and further orientation surveys were recommended.

In November and December 2007, Fugro conducted a MEGATEM electromagnetic and magnetic survey over the south half of the Patterson Lake Property. This survey was intended to continue coverage from the Strathmore MEGATEM survey that covered the north half of the property in 2006. In total, 749 line-km of data were collected.

Between February and April 2008, Peak Drilling Ltd. was contracted to complete nine diamond drill holes for a total of 2,795.22 m drilled on the west side of Hodge Lake and the southwest side of Harrison Lake.

In August 2012, Special Projects Inc. was commissioned to perform a high resolution airborne magnetic survey over the south part of the Patterson Lake Property. The purpose was to map geological lithologies and structure. A flight line direction of 90 degrees azimuth and 50 m line spacings were used resulting in 6,574.8 line-km of data collection.

A crew of six personnel headed by Dr. Paul Ramaekers collected B-horizon soil samples between August 9 and 22, 2012. An additional set of representative samples were taken along the Cluff Lake Road that traverses the property from south to north. A factor analysis of the 310 soil samples indicated areas anomalous in unconformity uranium indicators in areas that included a known conductive zone beneath Hodge Lake, a mineralized esker system below Broach Lake, and a weaker set of anomalies north of Hodge Lake in the ‘Conductor E’ area.

Between September and December 2012 IP-DCRES and Small Moving Loop Time Domain Electromagnetic (TDEM) surveys were carried out by Discovery International Geophysics Inc. and Patterson Geophysics Ltd., respectively. The DCRES survey comprised 30 km of data collection on grid B, while the TDEM survey totaled 69 km of SQUID (Super-conducting Quantum Interfering Devices) data collection on grids B, C, and G4. The resistivity analysis on grid B indicated a typical alteration ‘chimney’ on the west conductor, at the intersection of two interpreted structural features. The TDEM analysis indicated a very good quality conductor (A1) on grid G4, a bowl-shaped conductive feature on the grid B, and a very poor-quality conductor on grid C.

5.3.2.16	Fission Uranium Corp. (Fission Uranium) (2012–2013)

In April 2013, Fission Uranium, a wholly owned subsidiary of Fission Energy Corp. (FEC), completed a plan of arrangement whereby Fission Uranium obtained certain assets of FEC including the Patterson Lake Property. The Patterson Lake Property was renamed the Patterson Lake North Property (PLN). In April 2013, Fission Uranium and Azincourt Resources Inc. (Azincourt) entered into a four-year property option agreement whereby Azincourt could earn up to a 50% interest in the PLN property, with Fission Uranium as property operator.

During August 2013, Aeroquest Airborne carried out a helicopter-borne versatile time domain electromagnetic (VTEM max) geophysical survey over the north portion of the Patterson Lake North Property. A total of 303 line-kilometers of geophysical data were acquired during the survey. Flight lines were oriented in an east-west direction and spaced at 400 m apart. The survey was successful in identifying the A4, Block A, U, and N conductor trends.

In October 2013 an Internal Field Gradient test survey was conducted by EMPulse Geophysics Ltd. in the Minto Lake area. Fifty-one stations at 100 m spacing were doubly collected on a single survey line for 5.0 line-km of coverage. Three clear gradient anomalies at stations 15, 18, and 20 were evident with a possible fourth anomaly at station 26. It appeared that the gradient anomaly at station 15 was due to a deep basement conductor while the anomalies at stations 18, 20, and 26 were structural, possibly due to faults.

5.3.2.17	Fission 3.0 Corp. (2013-2018)

The PLN Property became part of the Fission 3.0 Corp. (Fission 3.0) portfolio as a result of the Fission Uranium/Alpha Minerals agreement in December 2013. Fission 3.0 continued as operator of the property option agreement with Azincourt Resources Inc.

During December 2013 through to March 2014 Discovery Int’l Geophysics Inc. carried out high temperature (HT) SQUID and coil moving-loop TEM surveys over the A4 Extension, Broach Lake, and Regional Sideline grids. A total of 59.8 km of slingram moving-loop transient EM data were collected over 15 profile lines distributed among the three survey grids. The Broach Lake survey identified three weak to moderate conductors, the Regional Grid results indicated a wide complex conductor system, and the A4 Extension survey showed relatively high conductivities with shallow dips to the west.

During April to August 2014, Patterson Geophysics Inc. conducted DC resistivity surveys. In total the surveys comprised 34.0 km of pole-dipole in the Broach Lake grid area and 61.2 km of indirect pole-pole in the North Grid area. Two significant resistivity low anomalies were identified in the Broach Lake area, and also two significant resistivity anomalies in the lower sandstone bench at the North Grid.

From January to March 2014 RadonEX Ltd. conducted electret ionization chamber (EIC) radon in lake water and radon in lake sediment surveys over select geophysical targets located in the southern parts of Harrison and Hodge Lakes. At Harrison Lake, initial results were encouraging and a total of 100 radon-in- water and 10 radon-in-sediment samples were collected. At Hodge Lake a total of 120 radon-in-water and 12 radon-in-sediment samples were collected, with inconclusive results.

5.4	Geologic Setting and Mineralization

5.4.1       Regional Geology

The Athabasca Basin is a large, Paleoproterozoic-aged sedimentary basin covering much of northern Saskatchewan and part of northern Alberta (Jefferson et al., 2007). At surface, the basin is an oval shape and covers an approximate dimension of 450 km by 200 km and covers over 85,000 km2.

The basins geology is dominated by two lithological elements: (i) Polydeformed metamorphic basement rocks of Archean and Proterozoic age, which is overlain unconformably by (ii) 100 m - 1000 m of flat lying to gently dipping, post-metamorphic quartz sandstone of the late Proterozoic Athabasca group.

5.4.2	Crystalline Basement

The crystalline basement underlying the basin consists of three major lithotectonic zones. The Talston magmatic zone (TMZ), the Rae Province and the Hearne Province form the basement assemblage. The TMZ underlies the far western side of the basin with the Rae underlying the center and the Hearne underlying the east. The Rae province consists mostly of metasedimentary supracrustal sequences as well as granitoid rocks. The Hearne province consists of primarily granitic gneiss. The TMZ is characterized by a variety of plutonic rocks within an older basement complex (McNicoll et al., 2000). These rocks vary widely in composition from amphibolites to granitic gneiss to high-grade pelitic gneiss.

The Rae and Hearne provinces are separated by the large-scale northeast-southwest Snowbird Tectonic Zone. The Snowbird Tectonic Zone is locally referred to as the Virgin River shear zone at the south end of the basin and the Black Lake fault at the north. Other major fault zones include the Grease River shear zone, Black Bay fault, Cable Bay shear zone and Tabbernor-type (regional north-south trending) fault zones.

Prior to the deposition of the Athabasca group sediments, the metamorphic rocks of the Rae, Hearne and TMZ experienced a period of erosion, weathering, and non-deposition. The top of the crystalline basement tends to show intense weathering (MacDonald, 1980): a thin, bleached zone at the unconformity is followed by a hematite-stained unit of weathered metamorphic rocks slowly changing into a green zone where mafic minerals have been altered to chlorite. The zone of intense chloritization slowly dissipates with depth. This sequence can commonly be distinguished in drill core on the PLN property.

5.4.3	Athabasca Group

The Athabasca group is interpreted to have been filled over 200 Ma during four major depositional sequences which coalesced into a single basin (Ramaekers et al., 2007). The sediments within the basin are dominated by unmetamorphosed, siliciclastic, conglomeratic sandstones. The basin is relatively flat lying with a gentle dip towards the center of the basin and a steeper dip in the northern, southern and western portions. The maximum depth established by drilling was 1,500 m with most of the basin thought to be 100 m -1000 m in depth. Much of the sediment within the basin shows a variable range of hematite alteration.

The five regional sequences of fluviatile sands and gravels filled five subbasins within the Athabasca basin from different directions. Sequence 1 is the Fair Point Formation. Sequence 2 begins with the sandy Smart Formation in the west and is overlain by the Manitou Falls Formation. Sequence 3 includes Lazenby Lake and Wolverine Point Formations. Sequence 4 comprises of the Locker Lake, Otherside, Douglas and Carswell Formations (Ramaekers et al., 2007).

5.4.4	Quaternary Geology

The thickness of Quaternary Sediments is highly variable around the Athabasca basin ranging from 0 m at Key Lake to over 100 m at Patterson Lake North. Bedrock is rarely exposed within the basin with quaternary material covering almost the entire land surface. Drumlins, Eskers and other glacial landforms dominate the landscape. These features generally show a north-easternly orientation.

5.4.5	Local Geography

The Projects are located within two domains: Clearwater and Lloyd. The Clearwater Domain divides the Lloyd Domain, which was previously known as the Western Granulite and the Firebag domains. The divisions of the Lloyd Domain are situated to the east and west of the Clearwater Domain, respectively. The Clearwater Domain is not well defined due to limited surface exposure and defined mainly by an aeromagnetic high superimposed over the Lloyd Domain. Drilling suggests the domain consists primarily of equigranular granite, porphyritic granite, and felsic to intermediate gneiss. This domain represents a mobile zone with middle amphibolite facies metamorphic conditions, where Hudson age tectonic and metamorphic events are probable (Lewry & Sibbald, 1980). This domain provides good source rocks for uranium and are believed to be intrusive in origin.

The Lloyd Domain to the west of the Clearwater Domain consists primarily of Proterozoic age (Card et. al. 2007) series of granulite facies metamorphic grade granodioritic, granitic, gabbroic, and layered and blue quartz bearing gneisses. Smaller amounts of anorthosite, quartzite and pelitc gneiss have been interpreted.

The Lloyd Domain lying to the east of the Clearwater Domain is older than the Clearwater and consists of an assemblage of cataclysmically deformed and retrogressively metamorphosed gneisses and granulite facies described in three major groups: granitic and granodioritic gneiss; quartz-sericite, chlorite gneiss; and garnetiferous pyroxene granulites.

5.4.6	Property Geology

The Properties are located along the southwestern rim of the Athabasca basin. Only the Minto property is fully contained within the basin whereas the PLN and Broach properties lie along the basin’s edge. The underlying Lloyd Domain basement rocks are primarily Archean orthogneisses. In structurally deformed areas, uranium mineralization occurs in an environment provided by graphite-rich orthogneisses and granitoids. The crystalline basement is overlain by flat-lying sandstones with conglomeratic horizons, which constitute the Proterozoic Athabasca Group. The PLN Project is almost entirely within the Athabasca Basin, with the exception of a three-kilometre long northeast trending basement ridge near the A1 area on the PLN property, which lacks sandstone cover. Thick sandy quaternary glacial deposits cover all the Properties.

High-grade uranium mineralization is found in an area of the PLN property called the JR Zone. Extensive mineralization has been intersected in multiple drill holes revealing massive uraninite vein-type mineralization within a structurally deformed area. Surrounding this high-grade uraninite mineralization is highly bleached and chloritized wall rock. This rock hosts a lower grade of uraninite mineralization, which has a wormy texture.

5.4.7	Smart Lake Formation

The Smart Lake formation is a uniform, fine to coarse quartz arenite with horizontal bedding and sparce isolated pebbles increasing in abundance in the down hole direction. This formation is thought to lie unconformably on the crystalline basement in the northern portions of the Minto Property.

5.4.8	Manitou Falls Formation

The Manitou Falls Formation is the most widespread sandstone unit located across the properties. In many areas, especially within the PLN and Broach properties, this geological unit lies unconformably on the crystalline basement. The Manitou Falls Formation also lies unconformably on the Smart Lake Formation where Smart Lake is present. The Manitou Falls Formation consists of sandstones and pebbly sandstone and occasionally, thin well laminated fine sand to mudstone beds. Most of the sandstone intersected in drilling on the properties is interpreted to be from the Manitou Falls Formation.

5.4.9	Lazenby Lake Formation

When present, the Lazenby Lake Formation sits unconformably above the Manitou Falls Formation and is characterized by a moderately sorted, fine-coarse pebbly sandstone with a thin basal conglomerate (Ramaekers et al., 2007). Although this formation is interpreted to lie over parts of the PLN, Minto and Broach properties it has been difficult to distinguish in drill core.

5.4.10	Quaternary Geology

Quaternary overburden covers all the properties. Drilling indicates overburden depths range from approximately seven metres in the center of the Minto property to over 100 m in the southern sections of the PLN and Broach Lake properties. Overburden has been reworked by glaciation leaving drumlins, eskers, and moraines on the properties. Overburden consists mainly of arenite with larger boulders and till.

5.4.11	Mineralization

Appreciable high-grade mineralization is known to occur on the PLN Property in a zone which has been named the JR zone. Currently, the JR zone has been defined by 52 drill holes. Uranium mineralization of the JR zone is hosted within metamorphosed basement lithologies within a large-scale, deep-rooted fault- system referred to as the A1 conductor Main shear zone (MSZ) that dips toward the southwest. The A1 EM conductor, located at the western edge of the PLN property, extends for roughly 2.65 km, and trends NW- SE. The geological analogue of the EM conductor is termed the A1 main shear zone; it is a reverse fault system comprised primarily of brittle and ductile deformed graphitic- and sulfide-rich gneisses and granitoids. Mineralization has been intersected along a strike extent of approximately 165 m between grid line 030N to 135S. The widest mineralized interval to date was observed in hole PLN23-068 with 18.0 m (230.5 m to 248.5 m), averaging 8.8% U3O8 including 4.5 m (235.0 m to 239.5 m) averaging 30.1% U3O8. Shallow drilling angles allow for nearly perpendicular testing of the A1 shear zone. The upper extent of the mineralized zone is approximately 200 m vertically below surface, beneath approximately 120 m of till overburden and 60 m of Athabasca sandstone.

The location of mineralization within the main shear zone is variable; although generally hosted near the footwall side of the deformation zone, this is not always the case and varies along strike. Within high grade mineralization, alteration is intense and often replaces or overprints the primary mineralogy of the host rock with only a weakly defined remnant texture remaining. Around and within the main shear zone at JR the dominant alteration styles are bleaching, clay, chlorite, and abundant fine-grained sericite Brick-red hematite is primarily observed within the hanging wall above the main shear zone, but discrete sections of hematite alteration can are observed within the shear zone occasionally along with lesser common limonite. Graphite and sulfides are still observed locally either separately or together, usually near lower grade areas of the JR zone.

The basement shear zone hosted mineralization on the PLN Property occurs in a variety of styles including fine-grained disseminated veins, nodular or blebs, as well as massive to semi-massive high-grade pitchblende. The high-grade sections are often associated with strong clay alteration and in some cases extreme bleaching displaying a “wormy” texture with a strong contrast between the jet-black pitchblende and bone white colored clays. High-grade semi-massive sections have been recorded with up to 4.5 m wide at PLN23-068 (235.0 m to 239.5 m) averaging 30.1% U3O8. Grades with massive and semi-massive sections are also very strong and highlighted at PLN22-035 with 1.0 m (263.0 m to 264.0 m) averaging 59.2% U3O8. At the time of the technical report, no mineralization has been intersected within the overlying Athabasca Sandstone or at the Athabasca unconformity, although basement mineralization is near the Unconformity. Mineralization has been observed as close as eight metres to the unconformity in hole PLN23-068. The Athabasca sandstone above the JR zone is heavily altered and often very fractured or unconsolidated and poor recovery is common. The sandstone commonly displays dark brown sulfide staining, strong silicification, dissolution and clay alteration. Based on portable infrared mineral analyzer (PIMA) analysis the dominant clay species above the JR zone is primarily Kaolinite. Approaching the unconformity, strong boron anomalies are commonly observed.

5.4.12	Deposit Types

The JR Zone is an example of a basement-hosted, structurally controlled uranium prospect. It was discovered by F3 Uranium during the fall 2022 drilling program on the PLN Property. It was associated with off-scale radioactivity (>65,535 cps) within the A1 main shear zone and is associated with massive pitchblende mineralization. Since the initial discovery, follow-up drilling has expanded the JR Zone along strike and up-dip toward the Athabasca unconformity. This indicates a close association of the JR Zone with the Athabasca Group unconformity. The geological setting encountered during drilling showed structural complexity like that of the primary conductor at Fission Uranium’s PLS project which is interpreted as a basement-hosted, structurally controlled, high-grade Athabasca unconformity-type uranium deposit (Bingham and Leqault, 2018).

The unconformity between the Athabasca Group sediments and the underlying basement rocks is a favorable setting for uranium deposits. The JR zone is a mineralized zone that occurs within the basement rocks, close to the unconformity. Drill planning continues to test the basement hosted uranium mineralization but also aims to explore the potential for uranium enrichment at or above the unconformity in the overlying sandstone layer.

Uranium deposits have been identified in various regions of Saskatchewan and Alberta, specifically at, above, and beneath the unconformity of the Athabasca Group. The uranium mineralization can be found deep within the basement or elevated up to 100 m in the sandstone (Zenghua et al., 2017). At Fission Uranium’s PLS property located to the southeast of PLN, Minto, and Broach properties, uranium has been detected in minor quantities in the overlying Devonian sediments and discovered in the basement at depths ranging from immediately at or just below the unconformity to 400 m beneath it (Ghaffari et al., 2023). Uranium typically manifests as uraninite/pitchblende, forming veins and semi-massive to massive replacement bodies. Most often, mineralization is spatially linked with steeply inclined, graphitic basement structures that have extended into the sandstones and displaced the unconformity during successive reactivation events. These structures are believed to represent significant fluid pathways as well as chemical/structural traps for mineralization over geological time. The reactivation events likely introduced additional uranium into mineralized zones and facilitated remobilization (Johnstone et al., 2021).

Uranium deposits associated with unconformities are typically found in the form of pods, veins, and semi- massive replacements, primarily composed of pitchblende, near the basal unconformities, particularly those between Proterozoic conglomeratic sandstone basins and metamorphosed basement rocks (Jefferson et al., 2007). These prospective basins in Canada are filled with thin, relatively flat-lying, and pervasively altered Proterozoic conglomerate, sandstone, and mudstone (Jefferson et al., 2007). The basement gneiss was intensely weathered and deeply eroded, with variably preserved thicknesses of reddened, clay-altered, hematitic regolith grading down through a green chloritic zone into fresh rock. The basement rocks typically comprise highly metamorphosed interleaved Archean to Paleoproterozoic granitoid and supracrustal gneiss including graphitic metapelite that hosts many of the uranium deposits. The U-Pb isochron ages on pitchblende range from 1,600 Ma to 1,350 Ma. Mines consist of various proportions of two styles of mineralization: monometallic pitchblende that fills veins, breccia fillings, and replacements in fault zones; and polymetallic replacement pitchblende that forms lenses just above or straddling the unconformity.

Reactivated basement faults and two distinct hydrothermal fluids characterize the Athabasca unconformity- type uranium deposit model. These faults, which are typically rooted in basement graphitic gneiss, exhibit brittle reactivation that extends upward through the overlying sandstones, providing a conduit for the mineralizing system. One of the essential fluids is reducing in nature, originating from the basement and channeled along basement faults (Alexandre et al., 2005).

Two primary types of deposits have been identified within this model: sandstone-hosted egress-type and basement-hosted ingress-type (Quirt, 2003). The former, exemplified by Midwest A, involves the mixing of oxidized sandstone brine with relatively reduced fluids emanating from the basement into the sandstone. The latter, represented by deposits like Triple R and Rabbit Lake, are formed by fluid-rock reactions between oxidizing sandstone brine entering basement fault zones and the wall rock. Both types of mineralization occur at sites where a spatially stable redox gradient/front is present due to the interaction of basement-sandstone fluid.

While these deposits can be high-grade, with uranium concentrations ranging from a few percent to 20% U3O8, they are not physically extensive. They typically span 100 m to 150 m in length and a few metres to 30 m in width and/or thickness (Jefferson et al., 2007). Egress-type deposits are often polymetallic (U-Ni- Co-Cu-As) and generally trace the path of the underlying graphitic gneisses and associated faults along the unconformity (Jefferson et al., 2007). In contrast, ingress-type deposits, which are essentially monomineralic uranium deposits, can exhibit more irregular geometry (Jefferson et al., 2007).

Uranium deposits of the unconformity-type are characterized by extensive alteration halos. These halos are relatively confined in the basement but expand significantly as they ascend into the Athabasca Group, extending tens to over a hundred metres above the unconformity. The presence of hydrothermal alteration is indicated by various markers such as chloritization, tourmalinization (indicated by high boron and dravite), multiple instances of hematization, illitization, silicification/de-silicification, and dolomitization (Jefferson et al., 2007; Hoeve, 1984; Hoeve and Quirt, 1987).

5.5	Exploration

5.5.1	Summary

In August 2018, a MobileMT airborne geophysical survey was conducted by Expert Geophysics as a test in the area of the ‘N’ VTEM conductor northwest of Minto Lake. The single test line was flown for nine kilometres in a northeast direction.

During December 2021 to January 2022, a Small Moving Loop Electromagnetic Survey (MLTEM) and a Pole-Dipole DC Resistivity Survey (DCRES) were carried out in the Broach Lake area by Discovery International Geophysics Inc. to define drill targets on the ground. A total of 12.9 km of MLTEM and 16.0 km of DCRES data was collected. Modeling and inversion of the datasets provided drill target locations.

During May to June 2022, further MLTEM and DCRES surveys were carried out by Discovery International Geophysics Inc., in the area of the A1 conductor (G4 grid) southwest of Harrison Lake. A total of 4.9 km of MLTEM and 13.95 km of DCRES data was collected. Modeling and inversion of the datasets provided drill target locations.

In June 2023 Rekon Solutions Inc. was contracted to complete a drone-supported Lidar survey to obtain high resolution elevation data covering an area of 983.8 ha in the A1 conductor (G4 grid) area.

In August 2023, Expert Geophysics Ltd. was commissioned to complete a helicopter borne MobileMT electromagnetic and magnetic survey over the A1 and PLN survey blocks. The purpose was to map bedrock structure and lithology including possible alteration and mineralization zones. A total of 2,281 line-km was flown within two blocks.

5.6	Drilling

Diamond drilling on the Properties is the principal method of exploration and delineation of uranium mineralization after initial targeting using geophysical surveys. Drilling can generally be conducted year- round on the Properties.

To date, F3 Uranium and its predecessor companies have drilled a total of 143 drill holes totaling 49,945 m of drilling.

The following subsections provide descriptions of drilling completed on the Properties from 2008 to date. During the 2013 exploration program, the 2008 drill hole locations were re-surveyed. SLR is not aware of any drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results.

5.6.1	Patterson Lake North Project

5.6.1.1	2008 Drilling

Between February 6 and April 15, 2008, Fission contracted Peak Drilling Ltd. of Courtenay, British Columbia, to conduct drilling operations over the PLN Property. In total, 15 drill holes were attempted, of which six holes totaling 2,121 m were completed. All holes were drilled vertically. As they were reconnaissance-scale holes, downhole deviation surveys were performed on only three drill holes due to technical problems with the tool and only minor deviation from vertical is assumed for the remaining completed holes. Nine holes had to be abandoned due to difficult overburden drilling conditions and thicknesses similar to the experiences in the 2006 and 2007 exploration programs. A downhole gamma survey was completed on three holes.

5.6.1.2	2014 Winter Drilling

A drilling program consisting of five land- and ice-based diamond drill holes totaling 1,729.0 m was conducted from January 14 to February 9, 2014, by Bryson Drilling Ltd. on behalf of Fission 3.0 Corp. Drilling targeted electromagnetic conductors identified by ground electromagnetic surveys.

The A1 EM conductor was defined over 1.2 km in strike-length and its associated structure was successfully intercepted with four drill holes (PLN14-010, 011, 012, and 013). The structure, a mylonitic graphitic and sulphide rich pelitic gneiss, is geologically analogous to the PL3B conductor at Fission Uranium’s adjacent Patterson Lake South (PLS) project, along which high-grade uranium mineralization continues to be intercepted.

Drill holes PLN14-015/A were designed to test the B1 conductor along an inferred structure offsetting the A1 and B1 conductors. Due to the significant depth of Harrison Lake and challenging underlying overburden conditions the hole was lost during two attempts without reaching bedrock after casing to depths of 92.0 m and 116.0 m.

Pathfinder geochemistry indicated increased prospectivity along strike to the north and away from the southern terminus of the A1 ground EM conductor, where future drill programs will further test the A1 conductor.

The A3 EM conductor was drill-tested with one drill hole (PLN14-014); no graphitic or sulfidic lithologies to adequately explain the conductor was intercepted. Clay alteration near the top of the hole, although hosted within a non-prospective lithology, may indicate that the conductor was overshot. Re-visiting this target could be considered for future programs but does not represent an immediate priority due to the weak properties of the EM conductor in terms of conductivity thickness and overall length.

5.6.1.3	2014 Summer Drilling

A diamond drill program consisting of six land-based holes totaling 2,127 m was conducted from June 15 to July 16, 2014, by Bryson Drilling Ltd. on behalf of Fission 3.0 Corp. Drilling followed-up prospective lithologies, structures and alteration as intersected during the Winter 2014 drill program and on electromagnetic conductors identified by ground electromagnetic surveys. Specifically, the drilling was mainly focused on further exploring and testing the A1 conductor that had been defined in the winter of 2014.

Five inclined drill holes (PLN14-016, PLN14-017, PLN14-018, PLN14-019 and PLN14-020) further testing the A1 conductor along 750 m of strike were completed to planned depths.

PLN14-017 and PLN14-019 both intersected radioactivity greater than 300 cps as measured on the GR- 110 handheld scintillometer.

PLN14-019 intersected significant radioactivity which was confirmed by geochemical analysis and returned 397 ppm Uranium (or 0.047% U3O8) over 0.5 m within a broader six metre interval from 193.0 m to 199.0 m averaging 105 ppm Uranium (or 0.012% U3O8). Additionally, highly anomalous uranium concentrations (35 ppm) were found within the Athabasca Sandstone from 118.0 m -118.5 m.

The A4 conductor, as defined by a ground TDEM survey, was carried out in January 2014 and was successfully drill tested with one vertical hole (PLN14-021). However, no anomalous radioactivity was intersected.

5.6.1.4	2019 Winter Drilling

A diamond drill program consisting of eight land-based holes totaling 2,051 m (including two drill holes lost due to bad ground conditions) was conducted from January 4 to February 6, 2019, by Bryson Drilling Ltd. on behalf of Fission 3.0 Corp. Drilling followed up prospective lithologies, structures and alteration but was primarily aimed to follow up results from historic drill hole PLN14-019 (6.0 m at 0.012 U3O8).

All six follow up drill holes failed to intersect significant anomalous radioactivity. Somewhat encouraging were the presence of millimeter scale black uranium flecks, presumably pitchblende, which correlated to slightly elevated radioactivity in PLN19-023B. At the end of the winter 2019 program the A1 conductor has been tested over 2.0 kilometers of strike length. Approximately 700 m of strike length remained within the PLN property boundaries. Due to the presence of anomalous uranium values including visible pitchblende mineralization and associated alteration, the systematic drill testing of the remaining 700 m of conductor strike was warranted and recommended.

5.6.1.5	2022 Winter Drilling

A diamond drill program consisting of eight land-based holes totaling 4,172 m (including two drill holes lost and restarted due to bad ground conditions) was conducted from January 13 to March 23, 2022, by Bryson Drilling Ltd. on behalf of Fission 3.0 Corp. Drilling was aimed to test new conductors identified by historical ground geophysical work done in the N Conductor area as well as new geophysical work at Broach Lake done in 2021 that has been described in section 7.1 of this report.

Seven of the eight holes targeted the Broach Lake Conductor (Broach), and one targeted the N Conductor (Minto). PLN22-029 was an angled hole aiming to define the N conductor. Notable results include 1050 ppm - 1780 ppm boron from 560 m - 605 m. Additionally, the hole intersected anomalous radioactivity from 773.1 m -777.1 m, with an average of 19 ppm U Td.

Anomalous boron was intersected in holes at Broach Lake, the most notable was in hole PLN22-033, which detected 1510 ppm from 217.7 m - 218.2 m, in unconsolidated, altered sandstone.

5.6.1.6	2022 Fall Drilling

A diamond drill program consisting of eight land-based holes totaling 3,223 m was conducted from November 10 to December 11, 2022, by Bryson Drilling Ltd. and Boart Longyear Ltd. on behalf of Fission 3.0 Corp. Drilling was aimed to further test the A1 conductor along strike based on updated geophysical models developed from new geophysics done in the areas since drilling in 2019 and to follow up on historic drilling of the A1 conductor. To overcome the challenges of casing overburden faced by previous drill programs, a sonic drill was employed to enable shallow angled holes. PLN22-034, PLN22-036 and PLN23- 037 were all successful in intersecting the A1 conductor, and geochemistry indicated elevated base metals in the shear zone as well as elevated Boron in some samples, but no anomalous radioactivity was detected.

5.6.1.7	PLN22-035 (JR Zone Discovery Hole)

An angled hole aimed to test the northwest extent of the A1 conductor at the same elevation of the anomalous radioactivity and elevated uranium observed in PLN14-019. The drill hole intersected broken dark brown sandstone with poor recovery and variable silicified fractures and dissolution. The unconformity at 227 m was unconsolidated and very friable and the top of basement was heavily hematite altered with patchy silicification and minor bleaching. At approximately 242.0 m, the rocks display evidence of shearing and started to become strongly bleached and clay altered. The A1 main shear zone was intersected from 252.0 m - 289.2 m where the basement is very broken-up and intensely altered including variable bleaching, clay, silicification and chlorite alteration as well as pervasive sericite alteration. Strongly anomalous radioactivity was recorded including a maximum of off scale radioactivity (>65,535 cps on the RS-125 Spec) in a zone of massive black pitchblende. Geochemical assays indicated the following:

●	15.0 m at 6.97% U3O8 (257.5 m - 272.5 m), including:

●	5.5 m at 18.6% U3O8 (260.0 m - 265.5 m), further including:

●	1.0 m at 59.2% U3O8 (263.0 m - 264.0 m)

Following the high-grade discovery at PLN22-035, holes PLN22-038, PLN22-039, PLN22-040, PLN22-041 were prioritized to further test the zone. All follow up holes intersected the A1 shear zone and further high- grade mineralization. The new discovery is named the JR zone. A mine grid was established perpendicular to the strike of the A1 EM conductor with PLN22-035 on line zero. From there, the grid extends in 15 m increments grid north and grid south; subsequent references to grid lines reference the distance in meters north or south along the grid from the discovery drill hole.

5.6.1.8	2023 Winter Drilling

A diamond drill program consisting of twenty-one land-based holes totaling 7,575 m was conducted from January 8 to March 23, 2023, by Bryson Drilling Ltd. and Boart Longyear Ltd. on behalf of F3 Uranium. Drilling was aimed to further test the newly discovered JR zone that was intersected in the Fall 2022 program.

Drilling focused on expanding the JR zone along strike and up-dip toward the unconformity. The JR zone was successfully expanded to 105 m in length. Drilling highlights include PLN23-060 which intersected 14.5 m of mineralization at 9.4% U3O8. The intercept included 2.5 m of massive pitchblende assaying a 45.6% U3O8. PLN23-048 returned 13.5 m of mineralization at 5.3% U3O8. The zone remained open in all directions with follow up drilling planned for summer 2023.

5.6.1.9	2023 Summer Drilling

A diamond drill program consisting of thirty-eight land-based holes totaling 13,542 m was conducted from June 9 to September 11, 2023, by Bryson Drilling Ltd. and Boart Longyear Ltd. on behalf of F3 Uranium. The main objective was to further test and expand the JR zone as well as continue to explore along the A1 conductor and test the parallel B1 conductor that was previously only defined by geophysics. Drilling expanded the JR zone approximately 156 m along strike and also in an up-dip direction as close as eight metres to the Athabasca.

5.6.1.10	Unconformity

Drilling highlights from summer 2023 include hole PLN23-068, which intersected 19 m of mineralization from 228.0 m -247.0 m including six meters of off-scale radioactivity.

In addition to expanding the JR zone, multiple holes were planned to test along the A1 conductor along strike roughly 2,600 m to the southeast. In nearly all cases, the A1 shear zone was successfully intersected but no anomalous radioactivity was detected.

The program also targeted a modeled EM conductor that runs parallel to the A1, named the B1 conductor. This conductor was successfully intersected with hole PLN23-078 on line 2640S. The conductor was defined with graphite-rich laminations and common sulfides distributed throughout. Additional smaller parallel shear zones were also intersected and accompanied by weak clay alteration, graphite-rich gouge and sulfides.

Following the intersection of the B1 conductor, a follow-up hole, PLN22-093 was planned to test the conductor on line 3450S. Athabasca Sandstone recovery was extremely poor due to unconsolidated sand and sandstone dissolution. Large-scale sandstone dissolution is interpreted to be indicative of intense alteration above the projected B1 shear zone. The Athabasca Unconformity was intersected deeper than expected. The top of basement exhibited strong clay alteration with varying bleaching and hematite alteration and clay and sericite rich shear zones. No anomalous radiation was detected, and the hole was terminated at 578.0 m. Reinterpretation using the actual unconformity depth indicates that the hole was approximately 100 m up-dip of the B1 Main Shear projection to the unconformity.

PLN23-095 targeted the top of the A1 main shear zone and the B1 shear zone at depth, on line 2610S. The A1 main shear zone was intersected and consisted of clay altered and weakly graphitic rock with numerous smaller clay-rich faults. The B1 main shear zone, where intersected, is graphite-rich and broken with some clay faults followed by additional stacked shear zones over a 50 m wide interval. Anomalous radioactivity of 300 cps was recorded, which was the first anomalous radioactivity recorded in association with B1 shear zone complex.

5.6.1.11	2023 Fall Drilling

A diamond drill program consisting of 15 land-based holes totaling 6,267 m was conducted from September 12 to December 10, 2023, by Bryson Drilling Ltd. and Boart Longyear Ltd. on behalf of F3 Uranium. The purpose of the 2023 fall drilling was to 1) continue to expand uranium mineralization at the JR Zone and 2) follow up on the 2023 summer drilling results along the A1 and B1 conductors. Assay results of this drilling are currently in progress and are not yet available for review. Highlights of the 2023 fall drilling include:

●	PLN23-101 in the JR Zone intersected mineralization over a 10.50 m interval, including 1.42 m of high grade (>10,000 cps), of which 0.50 m was up to 54,400 cps radioactivity between 228.50 m and 229.00 m, extending mineralization up dip on line 015S from PLN23-044.

●	PLN23-102, located 3.4 km south of the JR Zone, is the second hole to intersect anomalous radioactivity along the recently discovered and highly prospective B1 Shear Zone (B1). A handheld spectrometer measured 1,000 cps at a depth of 411 m. Hole PLN23-102 was drilled 840 m along strike to the south of PLN23-095 which was the first hole to encounter anomalous radioactivity at B1. The B1 conductor is parallel to the A1 Main Shear Zone, which hosts the JR Zone.

●	Holes PLN23-102, 105, and 107 had abundant core loss in the overlying sandstone, which is interpreted to be due to the dissolution of sandstone. In contrast, hole PLN23- 111 had improved sandstone recovery. This included more than 80 m of intense brecciation, faulting, local silicification, and clay alteration within the sandstone, along with significant dravite near the unconformity. Additionally, the drill hole intersected 13.6 m of a graphitic and clay-altered shear zone located approximately 90 m below the unconformity.

●	The southern end of the A1 trend features significant vertical displacement; drill holes PLN23- 078 and PLN23-095 (section line 2640S) were cored into bedrock with no Athabasca Sandstone present. Drill holes located grid south, including PLN23-115 and PLN23-111, have approximately 230 m of sandstone cover; this indicates the presence of a vertically offsetting and likely cross-cutting structure.

5.6.2	Drilling Methodology and Procedures

Drilling at the Project was completed using diamond coring method using a Zinex A5 diamond drill rig. A Boart Longyear LS 600 sonic drill rig began casing the overburden in the fall of 2022 using large-diameter sonic casing to penetrate through quaternary sediments and installing smaller sized casing. Once casing was set, the sonic rig was moved off collar. The diamond drill was then moved on, and regular coring commenced with NQ-sized drill steel, which has an inside diameter of 60.2 mm. In some cases, when the NQ was refused, it was reduced to BQ-sized drill steel with an inside diameter of 46.1 mm. This process continued until the completion of the hole. The procedures used through all drilling campaigns are well documented in standard operating procedures and manuals.

Drill holes are generally drilled on 15 m spaced sections, with 10 m to 15 m drill hole spacings. Before Fall of 2022, vertical and inclined drill holes were used to target the mineralization, although most holes are steeper than -70°. Starting with the fall program of 2022, the use of the sonic drill to set casing allowed for shallower drill holes up to -45°. Drilling was largely designed to intersect the mineralized zones at roughly true thickness.

All mineralized and non-mineralized holes within the vicinity of the JR Zone deposit had a Van Ruth cementing plug set 20 m to 30 m below the shear zone and cemented to the top. Starting at PLN23-091, holes were cemented from hole bottom. The top 30 m of all non-mineralized holes outside the deposit areas are cemented as per Saskatchewan Ministry of Environment regulations.

5.6.2.1	Drill Hole Surveys

Holes were located on the mine grid, and collar sites were surveyed by differential GPS using NAD83 and UTM Zone 12. The collar locations were surveyed with a Trimble R10 RTK GPS system.

5.6.2.2	Downhole Orientation Surveying

Prior to drilling a hole, the drill rig is aligned with a TN-14 Rig Aligner to ensure it is set to the correct azimuth and inclination. F3 Uranium has used the TN-14 Rig Aligner for all drill holes since 2019.

Prior to 2019, downhole surveys were completed with either a Reflex EZ-Shot, a Reflex Gyro instrument, or a combination thereof. The Reflex EZ-shot, a single point instrument, was used to obtain dip and azimuth measurements at specified intervals down the hole, with an initial test taken below the casing and a final test at the bottom of the hole. By Winter 2022, the Reflex EZ-shot was used for ongoing drill hole surveys, while the end of hole orientation survey was primarily done with the SPT GyroMaster.

The SPT GyroMaster, a continuous multi-point instrument unaffected by magnetics, allows measurements to be made through drill rods. It was employed starting in the winter of 2019 and by the fall of 2022, all downhole orientation surveys were performed with this instrument.

5.6.2.3	Downhole Radiometric Surveys

Exploration drilling for uranium is unique due to the radioactive nature of uranium. Probes that measure the decay products or “daughters” can be measured with a downhole gamma probe; this process is referred to as gamma logging.

All holes were systematically probed within the rods using a Mount Sopris 500 m (4MXA-1000) or 1,000 m (4MXC-1000) winch. Prior to 2022, the Matrix logging console, and either a 2PGA-1000,2GHF-1000 or QL40-GRA (SN5484) total gamma count probe were utilized upon completion of the hole.

From 2022 to present, all unmineralized or weakly mineralized holes are surveyed using a single crystal (Sodium Iodide, or NaI) QL40-GRA natural gamma ray probe (SN5484).

The probes are calibrated by running them in test pits maintained by the Saskatchewan Research Council (SRC) facilities in Saskatoon, Saskatchewan. These test pits consist of four variably mineralized holes with maximum grades of 0.61%, 0.30%, 1.35%, and 4.15% uraninite.

Gamma probe logs were used internally to guide drilling and sampling. Only U3O8 chemical assays are reported for the JR zone mineralization.

5.6.2.4	Drill Core Logging

Core recovery is generally very good, allowing for representative samples to be taken and accurate analyses to be performed. The drill core is placed sequentially in wooden core boxes at the drill by the drillers. Twice daily, the core boxes are transported by F3 Uranium personnel to the core logging and sampling facility where depth markers are checked, and the core is carefully reconstructed as needed. The core is logged geotechnically on a run-by-run basis including the number of naturally occurring fractures, core recovery, rock quality designation (RQD), and range of radiometric counts per second. Prior to winter 2019 hand-held Exploranium GR-110 total count gamma-ray scintillometers were used to measure the radioactivity of the drill core. Starting in the winter 2019 drill program Radiation Solutions RS-121 Super Gamma-Ray Scintillometers were used. Drill holes PLN14-015 and PLN14-015A were not probed, surveyed, or logged as they failed to reach bedrock due to challenging overburden conditions. Starting in the Winter 2022 drill program, Radiation Solutions RS-125 Super-SPEC and RS-230 BDO Super-SPEC were used. By fall 2022, only a Radiation Solutions RS-125 Super-SPEC was used.

The core is descriptively logged utilizing a laptop computer by an F3 Uranium geologist paying particular attention to major and minor lithologies, alteration, structure, and mineralization. Logging and sampling information is entered into a spreadsheet-based template which is integrated into the Project digital database.

All drill core is photographed wet with a digital camera before splitting. Core boxes are marked with aluminum tags then stored.

5.6.2.5	Drill Core Sampling

Geochemical analysis that is conducted on the drill core consists of systematic composite or representative sampling throughout the sandstone and basement column, targeted and detailed sampling within areas of alteration, structure and/or radiometric anomalies, and systematic shortwave infrared spectral analysis (i.e., PIMA). Details of this type of sampling are provided below.

F3 Uranium sampling protocol calls for representative samples to be taken of both sandstone and basement lithologies. At least one representative sample of sandstone is taken when intersected. In thicker zones of sandstone (more than 10 m), representative samples are collected at 10 m intervals. Representative samples of basement lithologies consisting of 50 cm of split core (halved) are taken every 10 m within the basement, starting immediately in bedrock.

In addition to the representative samples, point samples are taken in both sandstone and basement lithologies in areas of interest including alteration and structural zones and areas of anomalous radioactivity. Beginning in Summer 2023, density measurements are taken every 20 m in the sandstone where possible.

All sandstone and basement intervals with handheld scintillometer readings greater than 300 cps, which indicate high levels of radioactivity, are continuously sampled with a series of 0.5 m split core samples.

In the SLR QP’s opinion, the logging and sampling procedures meet or exceed industry standards and are adequate for the purpose of future Mineral Resource estimation.

5.6.2.6	Representative Sampling

F3 Uranium sampling protocols call for representative samples to be taken for both sandstone and basement lithologies. The samples are continuous 50 cm of split core taken every 10 m starting from the top of the sandstone and continuing to the end of the hole. In areas of significant mineralization, intense alteration or faults, representative samples are not collected, and instead selective samples are taken.

Prior to summer 2023, composite samples of the sandstone were collected. These samples consisted of five-centimeter-long sections of core taken every 1.5 m over a 10 m interval. In areas of intense alteration or above the unconformity, sample intervals are reduced to five metres.

5.6.2.7	Selective Sampling

Selective samples are taken in basement and sandstone lithologies. Samples are taken from areas where interesting features related to structure, alteration and lithology exist. These samples are typically split core and are 50 cm long. Structures can include any fault, fracture, broken or deformation zone within the core. Large structural zones or highly altered structures are often continuously sampled from top to bottom or at the discretion of a senior geologist.

Alteration refers to the chemical or physical changes in rocks caused by hydrothermal fluids or weathering. Discrete 0.5 m samples are taken in areas of increased alteration or changing alteration that could be of interest. In large areas of strong to intense alteration, evenly spaced 0.5 m split core samples are collected at the start of the alteration. The spacing of the samples varied with the width of the alteration zone as follows: one metre spacing for alteration zones less than or equal to five metres long, two metre spacing for alteration zones between five metre and 30 m long, and five metre spacing for alteration zones more than 30 m long.

Lithology is sampled at the geologist’s discretion; lithology sampling may be completed for a change in lithology, unknown lithologies, or lithologies that may be of interest, such as pegmatite sections or mafic intrusives.

5.6.2.8	Mineralized Core Sampling

F3 Uranium deems a section of the core as significantly mineralized when the handheld spectrometers (RS-125) display a reading greater than 300 cps. Any zone greater than or equal to 300 cps is continuously sampled at 0.5 m intervals. A two-metre shoulder of continuous 0.5 m samples is collected before and after the first and last sample measuring over 300 cps. If there are two or more mineralized zones, continuous samples are taken if the distance between each of the last shoulder samples is less than 10 m. Additionally, within mineralized zones, standards, duplicates, and density sample frequency is increased as described below.

5.6.2.9	Density Sampling

Density samples are taken in both mineralized and non-mineralized zones. In non-mineralized zones, density samples are taken every 20 m. Within mineralized zones density samples are included every two metres. For density analysis, a small (approximately five centimetre) piece of core is removed from within a 0.5 m sample and placed within a separate bag within the corresponding sample. Upon completion of the density analysis in the lab, the sample is returned to its original batch and further analyzed as needed along with the remaining sample.

5.6.2.10	Insertion Rate

F3 inserts blanks, duplicates, and certified reference material (CRMs or standards) into the analytical stream. One blank and one duplicate are inserted in every hole. At least one standard, one blank and one duplicate are inserted into the sampling stream for each hole that is mineralized, and with holes with high-grade mineralization up to four uranium standards are inserted. Standards were sourced from the Government of Canada and included standards with a range of U3O8 percentages.

5.6.2.11	Sampling for PIMA Clay Analysis

F3 Uranium took samples from the sandstone column, and these were sent to Rekasa Rocks Inc. to identify clay alteration species. Throughout the sandstone section, a two-centimetre to three-centimetre sample of core is collected every five metres. Near the unconformity, the sample interval width is reduced as needed. PIMA samples are also collected as required throughout the altered basement rocks, normally at five-metre intervals.

5.6.3	Drill Core Storage

Until August 2022, core from the drilling programs was stored at the Big Bear Lodge on Grygar Lake; since August 2022, all the core has been stored at a purpose-built storage facility located on the PLN Property.

5.7	Sample Preparation, Analyses, and Security

This section references the standard operating procedure (SOP) for Drill Hole Sampling Protocols for Core Drilling at the Project by F3 Uranium. The following sections contained in the Technical Report have been derived, and in some instances extracted, from documentation and standard operating procedures (SOP) supplied to SLR by F3 Uranium for review and audit.

Drill core from the Project was logged, marked for sampling, split, bagged, and sealed for shipment by F3 Uranium personnel at their secure, core-logging facility on the property. All samples for U3O8 assay were transported by land, in compliance with pertinent federal and provincial regulations, by Project personnel. The sample containers were transported directly to SRC Geoanalytical Laboratories in Saskatoon for sample preparation and analysis. The SRC laboratory is independent with ISO/IEC 17025: 2005 accreditation for the relevant procedures. The laboratory is licensed by the Canadian Nuclear Safety Commission (CNSC) for possession, transfer, import, export, use and storage of designated nuclear substances by CNSC Licence Number 01784-1-09.3. As such, the laboratory is closely monitored and inspected by the CNSC for compliance.

Analytical data results were sent electronically to F3 Uranium. These results were provided as a series of Adobe PDF files containing the official analytical results and a Microsoft Excel spreadsheet file containing only the analytical results. Upon receipt of the data, the electronic data was imported directly into the master drill hole database.

5.7.1	Sample Preparation

All core samples, including Composite Geochemical, Split, and Point samples were prepared by SRC. The sample preparation procedure that SRC performed on all submitted samples is described below.

Upon reaching SRC, the samples are sorted based on their matrix types, either sandstone or basement rock, and their radioactivity level. The samples are then prepared and analyzed in this sequence.

●	Samples are prepared (dried, crushed, and ground) in distinct facilities for sandstone and basement samples to minimize the chance of cross-contamination. Any radioactive samples that produced more than 2,000 cps are crushed and ground in a separate facility licensed by the CNSC for radioactive sample preparation. These radioactive materials are stored in a CNSC-licensed concrete bunker until they can be safely transported to the preparation facility by certified personnel.

●	Sample drying is carried out at 75°C with the samples in their original bags in large, low temperature ovens. Upon drying, the samples are crushed to 60% and passed through a 2 mm steel jaw crusher. A 100 g to 200 g split is obtained from the crushed material using a riffle splitter. The split is ground to 90% and passed through 50 mesh using a chromium-steel puck- and-ring grinding mill for mineralized samples or a motorized agate mortar and pestle grinding mill for non-mineralized samples. The pulp is transferred to a clear plastic snap-top vial with the sample number labelled on the top.

●	The grinding mills are cleaned with steel wool and compressed air after each sample run. If the samples are clay rich, silica sand is ground between the samples.

Prior to geochemical analysis, sample material is digested into solution using several digestion methods:

●	A “total” three-acid digestion on a 250 mg aliquot of the sample pulp using a mixture of concentrated HF/HNO3/HClO4 acids to dissolve the pulp in a Teflon beaker over a hotplate; the residue, following drying, was dissolved in 15 mL of dilute ultrapure HNO3.

●	A “partial” acid digestion, on a two-gram aliquot of the sample pulp, digested using 2.25 mL of an eight-to-one ratio of ultrapure HNO3 and HCl for one hour at 95ºC in a hot water bath and then diluted to 15 mL using deionized water.

●	Another digestion method is a sodium peroxide fusion in which an aliquot of pulp is fused with a mixture of Na2O2 and NaCO3 in a muffle oven. The fused mixture is subsequently dissolved in deionised water. Boron is analyzed by inductively coupled plasma optical emission spectrometry on this solution.

When SRC processes a batch of samples, they consistently include a duplicate from the batch, along with one of their own QC standards. In line with their quality control measures, F3 Uranium adds a field duplicate for every drill hole they complete and includes one blank sample per drill hole. All samples are stored at SRC’s laboratory for a period of two years. The pulps are stored indoors, while rejects are kept outdoors, unless specific instructions dictate otherwise. At present, SLR does not possess information regarding the location of the pulps and rejects.

5.7.2	Drill Core Geochemistry Analysis

All geochemistry core samples are analyzed by the ICP1 package offered by SRC, which includes 62 elements determined by inductively coupled plasma optical emission spectrometry (ICP-OES). All samples are also analyzed for boron using SRC’s ICP-OES Method. Analysis for uranium is conducted on mineralized samples using the ICP-OES Uranium Package in order to determine U3O8 wt%. For partial digestion analysis, samples are crushed to 60% passing -2 mm and a 100 g to 200 g sub-sample is split out using a riffler. The sub-sample is pulverized to 90% passing 106 µm using a standard puck and ring grinding mill. The sample is then transferred to a plastic snap top vial. An aliquot of pulp is digested in a mixture of HNO3:HCl in a hot water bath for an hour before being diluted by 15 mL of de-ionized water. The samples are then analyzed using a Perkin Elmer ICP-OES instrument (models DV5300 or DV8300). For total digestion analysis, an aliquot of pulp is digested to dryness in a hot block digester system using a mixture of concentrated HF:HNO3:HClO4. The residue is then dissolved in 15 mL of dilute HNO3 and analyzed using the same instrument(s) as above.

For boron analysis, an aliquot of pulp is fused in a mixture of NaO2/NaCO3 in a muffle oven. The fused melt is dissolved in de-ionized water and analyzed by ICP-OES.

5.7.3	Drill Core PIMA Analysis

Core samples for clay analysis are sent to Rekasa Rocks Inc., a private facility in Saskatoon, for analysis on a PIMA spectrometer using short wave infrared spectroscopy. Samples are air or oven dried prior to analysis to remove any excess moisture. Reflective spectra for the various clay minerals present in the sample were compared to the spectral results from Athabasca samples for which the clay mineral proportions have been determined to obtain a semi-quantitative clay estimate for each sample.

5.7.4	Soil Sample Analysis

Samples from the 2012 soil sampling program were submitted to SRC for analysis using the ICPMS1 package but with the partial digestion analysis replaced by aqua regia analysis. The ICPMS1 package is generally used to analyse unmineralized sandstones and has lower detection limits than the ICP-OES method. Total digestions are performed on an aliquot of sample pulp which is digested to dryness in a Teflon tube within a hot block digestion system using a mixture of concentrated HF:HNO3∙HClO4. The residue is then dissolved in dilute HNO3. For aqua regia, partial digestions are performed on an aliquot of sample for the requested elements by ICP-OES. An aliquot of pulp is digested in a test tube in a mixture of 3:1 HNO3:HCl, in a hot water bath and then diluted to 15 ml using de-ionized water.

5.7.5	Drill Core Bulk Density Analysis

Drill core samples collected for bulk density measurements are sent to SRC. Samples are first weighed as received and then submerged in de-ionized water and re-weighed. The samples are then dried until a constant weight is obtained. The sample is then coated with an impermeable layer of wax and weighed again while submersed in de-ionized water. Weights are entered into a database and the bulk density of each sample is calculated. Water temperature at the time of weighing is also recorded and used in the bulk density calculation.

5.7.6	Quality Assurance and Quality Control

Quality assurance (QA) consists of evidence to demonstrate that the assay data has precision and accuracy within generally accepted limits for the sampling and analytical method(s) used in order to have confidence in a resource estimate. Quality control (QC) consists of procedures used to ensure that an adequate level of quality is maintained in the process of collecting, preparing, and assaying the exploration drilling samples. F3 Uranium’s QA/QC program at PLN includes the following components:

●	Determination of accuracy – achieved by regular insertion of standards or certified reference materials (CRM) of known grade and composition.

●	Determination of precision – achieved by regular insertion of duplicates for each stage of the process where a sample is taken or split.

●	Checks for contamination – by insertion of blanks.

The Project has a robust QA/QC process in place beginning in 2014. This includes the insertion of blanks, duplicates (field, coarse rejects, and pulps) throughout the period, and certified reference materials (CRM) into the assay sample stream sent to SRC. F3 Uranium is in the process of establishing an umpire laboratory verification assay samples process using the SGS laboratory (SGS), located in Lakefield, Ontario. Results from the QA/QC samples are continually tracked by F3 Uranium as certificates for each sample batch are received through 2023. If QA/QC samples of a sample batch pass within acceptable limits, the results of the sample batch are imported into the master database.

Results from the QA/QC program are documented in various reports by F3 Uranium. SLR relied on these reports in addition to independent verifications and review of QA/QC data. SLR considers the QA/QC protocols in place at PLN to be acceptable and in line with standard industry practice and is of the opinion that the resource database is suitable to estimate Mineral Resources for the PLN deposit.

5.7.6.2	Certified Reference Materials (CRM)

Results of the regular submission of CRMs are used to identify issues with specific sample batches, and biases associated with the laboratory. F3 Uranium obtained CRMs from two different international laboratories (Canadian Centre for Mineral and Energy Technology (CANMET) and SRC) to account for different ranges of several chemical elements such as uranium, nickel, lead, and vanadium. Results of the CRM sample analyses are plotted monthly in control charts with upper and lower limits of the acceptable values, defined as values above or below two and three standard deviations, and the certified value.

One of each CRM is inserted into the sample batch for each drill hole that intersected mineralization. CRM containers are shaken prior to use to ensure homogeneity and 15 g of material is required per sample. Samples are taken with clearly marked plastic spoons to avoid cross contamination between containers. For holes that do not intersect mineralization, no reference sample is inserted.

F3 Uranium submitted a total of 158 CRM samples for analysis at SRC, which corresponds to an insertion ratio of 1.39%. The variation from the CRM’s mean value in standard deviations (SD) defines the QA/QC variance and is used to determine acceptability of the CRM sample assay. Results within +/- two standard deviations (±2SD) are considered acceptable. Failure criteria for CRM samples are met when either:

1	Two consecutive samples return values outside two standard deviations from the mean, on the same side of the mean, or

2	Any sample returns a value outside three standard deviations (±3SD) from the mean.

Overall, the control charts indicate good and consistent laboratory precision. Of the 158 samples, two samples for CUP-2 were out of the two standard deviation precision limits. No sample results were out of three standard deviation limits.

The SLR QP is of the opinion that the results of the CRM samples from 2014 to 2023 support the use of samples assayed at the SRC laboratory during this period in Mineral Resource estimation.

5.7.6.3	Duplicates

Duplicate samples are used to monitor preparation, assay precision, and grade variability as a function of sample homogeneity and laboratory error.

Three types of duplicate samples are submitted:

1	Field duplicates

2	Preparation duplicates

3	Pulp duplicate

The SLR QP analyzed, using statistics, scatter plots and quantile-quantile plots, a database with the results of 45 pairs of samples of field duplicates compiled by F3 Uranium staff. . Four samples have a difference in results greater than 30%, which corresponds to an error rate of 8.9%. Prep and Pulp duplicates which provide a measure of the sample homogeneity at different stages of the preparation process show good precision and the SLR QP is of the opinion that the results of the filed duplicates show the preparation and analytical procedures of the laboratory are good and the data is suitable for use in resource estimations.

5.7.6.4	Blanks

Blank material is used to assess contamination or sample-cross contamination during sample preparation and to identify sample numbering errors. One blank sample is inserted for each drill hole that intersects mineralization. Prior to 2019, blank reference samples were not submitted for holes that did not intersect mineralization. Beginning in Winter 2022, at least one blank sample is inserted into each hole, regardless of mineralization. Blank materials are changed from program to program. These materials are selected based on availability and chemical properties. In 2014, quartz blanks were used. In winter 2022 broken cinder blocks were submitted as blank material. In the fall 2022 and winter 2023 programs, inert sandstone sampled were submitted. Starting in the summer of 2023 quartz blanks, gathered from a barren quartz vein intersected in historic hole PL0703 were submitted.

5.7.6.5	SRC Internal QA/QC Program

Quality control is maintained by all instruments at SRC being calibrated with certified materials. Independent of F3 Uranium’s QA/QC samples, standards are inserted into sample batches at regular intervals by SRC. Within each batch of 40 samples, one to two quality control samples are inserted. All quality control results must be within specified limits, otherwise corrective action is taken. If for any reason there is a failure in an analysis, the subgroup affected is reanalyzed.

Five U3O8 reference standards are used: UTS-3, RL-1, DH-1A, BL-5 and CUP-2, which have known concentrations of 0.502% U3O8, 1.21% U3O8, 0.147% U3O8, 8.36% U3O8, and 1.58% U3O8, respectively. Except for SRCUO2 (produced in-house at SRC), all reference materials are certified and provided by CANMET.

SRC has developed and implemented a laboratory management system which operates in accordance with ISO/IEC 17025:2005 (CAN-P-4E), General Requirements for the Competence of Mineral Testing and Calibration Laboratories. The laboratory also participates in a certified interlaboratory testing program, CCRMP/PTP-MAL, for gold using lead fusion fire assay with an AAS finish.

All processes performed at the laboratory are subject to a strict audit program, which is performed by approved trained professionals. SRC is independent of F3 Uranium.

5.7.6.6	Secondary Laboratory Check (Umpires)

External duplicate samples (check assays) were collected at the final stage of Summer 2023 sample collection period and are currently being prepared to be sent to the umpire laboratory, SGS, for either U3O8% analysis or delayed neutron counting (DNC). SGS is ISO/IEC accredited and independent of F3 Uranium. Results of the secondary laboratory checks are not available for review.

5.7.6.7	Sample Security

Drill core is delivered directly to F3 Uranium’s core handling facility located on the PLN Property. After logging, splitting, and bagging, core samples for analysis are stored in a secured shipping container at the same facility. The shipping container is kept locked or under direct supervision of F3 Uranium personnel. A sample transmittal form is prepared and identifies each batch of samples.

SRC considers customer confidentially and security of utmost importance and takes appropriate steps to protect the integrity of sample processing at all stages from sample storage and handling to transmission of results. All electronic information is password protected and backed up on a daily basis. Electronic results are transmitted with additional security features. Access to SRC’s premises is restricted by an electronic security system. The facilities at the main laboratory are regularly patrolled by security guards 24 hours per day.

Official results are provided as a series of Adobe PDF files. A Microsoft Excel spreadsheet file containing only the analytical results is also provided. These files are sent using a secured password protected compressed file.

In the SLR QP’s opinion, the sampling methods, chain of custody procedures, and analytical techniques are appropriate and meet acceptable industry standards, and results are appropriate to estimate Mineral Resources.

5.7.6.8	QP Opinion on Section 5.7.1 through 5.7.6

In the SLR QP’s opinion, the sample preparation, security, and analytical procedures meet industry standards, and the QA/QC program, as designed and implemented at PLN are adequate; consequently, the assay results within the drill hole database are suitable for mineral resource estimation purposes. Neither the SRC in-house quality control nor F3 Uranium quality control yielded any indication of quality concerns.

5.7.7	Data Verification

Data verification is the process of confirming that data has been generated with proper procedures, is transcribed accurately from its original source into the project database and is suitable for use as described in the Technical Report.

SLR was not directly involved in the exploration drilling, logging, and sampling programs that formed the basis for collecting the data that will be used to support the geological model and Mineral Resource Estimate (MRE) for the Project in the future.

All geological data has been reviewed and verified by SLR as being accurate to the extent possible and to the extent possible all geologic information was reviewed and confirmed. SLR did not conduct check sampling of the core. In the QP’s opinion the samples taken by F3 Uranium provide adequate and good verification of the data and SLR is of the opinion that the work has been done within the guidelines of NI 43-101.

5.7.7.1	Data Verification Process

As part of the Technical Report, all the historical data associated with the Project was compiled, organized, and entered into a Leapfrog Geo database by F3 Uranium and audited by the SLR QP for completeness and validity. The SLR QP used the information provided to validate the drilling database.

As part of the data verification procedure, drill data was spot checked and audited by the SLR QP for completeness and validity using standard database validation tests. In addition, the SLR QP reviewed the QA/QC methods and results, verified assay certificates against the database assay table, and completed one site visit that included a review of drill core. No limitations were placed on SLR’s data verification process.

The SLR QP performed the following digital queries. No significant issues were identified.

●	Header table: searched for incorrect or duplicate collar coordinates and duplicate hole IDs.

●	Survey table: searched for duplicate entries, survey points past the specified maximum depth in the collar table, and abnormal dips and azimuths.

●	Core recovery table: searched for core recoveries greater than 100% or less than 80%, overlapping intervals, missing collar data, negative lengths, and data points past the specified maximum depth in the collar table.

●	Lithology: searched for duplicate entries, intervals past the specified maximum depth in the collar table, overlapping intervals, negative lengths, missing collar data, missing intervals, and incorrect logging codes.

●	Geochemical and assay table: searched for duplicate entries, sample intervals past the specified maximum depth, negative lengths, overlapping intervals, sampling lengths exceeding tolerance levels, missing collar data, missing intervals, and duplicated sample IDs.

○	Due to the nature of the sampling process, samples are only taken where scintillometer readings indicated mineralization. Previously identified gaps in the drilling assay table were treated as effectively barren and were assigned the value of 0.0001% U3O8.

5.8	Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing studies have been completed on the mineralization on the Property.

5.9	Mineral Resource Estimates

There are no current Mineral Resources at the Project.

5.10	Mineral Reserve Estimates

There are no current Mineral Reserves at the Project.

SCHEDULE “O”

F3 Annual Financial Statements and related MD&A

(see attached)

Management’s Discussion & Analysis

F3 Uranium Corp.

For the Year Ended

June 30, 2023

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Introduction

The following Management’s Discussion and Analysis (“MD&A”), prepared as of October 30, 2023, should be read in conjunction with the consolidated financial statements and accompanying notes of F3 Uranium Corp. (formerly Fission 3.0 Corp.) (the “Company”) for the audited year ended June 30, 2023.

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) as at June 30, 2023.

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com. Further information including news releases and property maps are available on the Company’s website at www.fission3corp.com, or by requesting further information from the Company’s head office located at 750 - 1620 Dickson Ave., Kelowna, BC, Canada, Vl Y 9Y2.

Forward looking statements

Statements in this report that are forward looking could involve known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Should one or more of these unknown risks and uncertainties, or those described under the headings “Cautionary notes regarding forward-looking statements” and “Risks and uncertainties” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements.

Scientific and technical disclosure

Scientific and technical information in this MD&A was reviewed and approved by Raymond Ashley, P. Geo., Vice President Exploration of the Company. Raymond Ashley is a “Qualified Person” as defined by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Description of business

The Company was incorporated on September 23, 2013 under the laws of the Canada Business Corporations Act in connection with a court approved plan of arrangement to reorganize Fission Uranium Corp. (“Fission Uranium”) which was completed on December 6, 2013 (the “Fission Uranium Arrangement”).

The Company is a junior resource issuer engaged in the acquisition, exploration, and development of uranium resource properties in Alberta, and in the Saskatchewan’s Athabasca Basin. The Company’s primary objective is to locate, evaluate and acquire properties with the potential to host high grade uranium. The preference is to evaluate early stage properties with the potential to host high grade uranium at shallow depths and to finance their exploration and potential development by way of equity financing, joint ventures, option agreements or other means. Therefore, the Company engages in early stage land acquisitions and is a “Project Generator”.

The Company has approximately 231,954 ha of exploration properties with uranium potential in Saskatchewan and Alberta in Canada.

The Company’s award-winning management and technical team have a track record of acquiring highly prospective uranium properties, and successfully exploring and developing them for potential sale. By embracing the Project Generator model, the Company, through property option and joint venture agreements and technical expertise as operator, has the ability to attract financial partners.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “FUU”, the OTCQB marketplace in the U.S. under the symbol “FISOF” and the Frankfurt Stock Exchange under the symbol “2F3”.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Corporate goals

The Company’s goals are to discover an economic uranium deposit through exploration and to develop it. In addition, the Company will use its award-winning technical team to continually identify, evaluate and stake mineral claims in the Athabasca Basin that are prospective for high-grade uranium for exploration at a later stage. The Company’s properties are located primarily in and around Saskatchewan’s Athabasca Basin, home of the richest uranium deposits in the world.

The Company’s intent is to utilize specialized exploration surveys and interpretations that led to the successful discovery of Fission Uranium’s shallow, high-grade uranium discovery at Patterson Lake South (PLS) to advance its properties. These include its innovative approach to ground EM and IP geophysical and radon surveys, underwater spectrometer analysis and radiometric airborne surveys; the same technology used to identify the high-grade boulder field at PLS.

Management continues to believe that long-term world-wide uranium demand and the corresponding nuclear power plant build-out will require new uranium supply to meet this expected new demand. As such, management is highly optimistic about the long-term prospects for the uranium market and the Company remains committed to advancing its exploration plans in the Athabasca Basin to emulate the success of its predecessor companies, Fission Uranium and Fission Energy Corp. In addition, the Company will continue to examine joint venture, property acquisition, and other strategic corporate opportunities to enhance shareholder value.

Summary of significant accomplishments and corporate developments for the year ended June 30, 2023

A 6,852 m drill program was completed at Murphy Lake which confirmed the presence of altered graphite and sulphide brittle faults with anomalous radioactivity highlighting the prospectivity of the property. Geochemical analyses of drill core are pending.

A new uranium discovery at the PLN Property, named the JR Zone, was made in the second drill hole of the fall program. PLN22-035 is a 730m step-out from a weakly mineralized drillhole, PLN14-019, drilled in 2014. Uranium assay results from the discovery hole PLN22-035 at PLN, returned one continuous 15.0 m interval averaging 6.97% U3Os including a high-grade 5.5 m interval averaging 18.6% U3Os and an ultra high-grade core assay of 59.2% over 1.0 m.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties

A list of the Company’s uranium exploration properties, their current project status and their carrying value as at June 30, 2023 is shown below:

Property	Location	Ownership	Claims	Hectares	Stage	Carrying value
PLS Area
Clearwater West	Athabasca Basin Region, SK	100%	3	11,786	3
Patterson Lake North	Athabasca Basin Region, SK	100%	43	39,946	3	21,430,476
Wales Lake	Athabasca Basin Region, SK	100%	31	42,134	3	1,257,524
Smart Lake	Athabasca Basin Region, SK	100%	3	1,870	1	863
Todd	Athabasca Basin Region, SK	100%	4	9,704	1	157
Total: PLS Area			84	105,440		22,689,020

Key Lake Area
Bird Lake	Athabasca Basin Region, SK	100%	1	1,803	2	268,600
Grey Island	Athabasca Basin Region, SK	100%	11	13,929	1	5,575
Hobo Lake	Athabasca Basin Region, SK	100%	37	14,854	3	948,730
Lazy Edward Bay	Athabasca Basin Region, SK	100%	11	1,828	3	32,713
Seahorse Lake	Athabasca Basin Region, SK	100%	3	7,519	2	185,546
Total: Key Lake Area			63	39,933		1,441,164

Beaverlodge/Uranium City Area
Beaver River	Athabasca Basin Region, SK	100%	14	11,185	2	286,472
Hearty Bay	Athabasca Basin Region, SK	100%	7	11,173	3	345,656
Midas	Athabasca Basin Region, SK	100%	1	709	2
Total: Beaverlodge/Uranium City Area			22	23,067		632,128

Northeast Athabasca Basin Area
Bell Lake	Athabasca Basin Region, SK	100%	1	2,225	1
Cree Bay	Athabasca Basin Region, SK	100%	16	14,080	3	1,049,158
Flowerdew Lake	Athabasca Basin Region, SK	100%	4	5,664	1	10,407
Murphy Lake	Athabasca Basin Region, SK	100%	8	609	3	3,940,229
Total: Northeast Athabasca Basin Area		29		22,578	4,999,794

Totals		198		191,018	29,762,106

Exploration Stage:

1.	Prospecting

2.	Line Cutting, Geophysical Exploration (including IP and EM surveys), Rock and Soil Sampling,

3.	Drilling

Within the Athabasca Basin Region, the Company’s properties are all located in areas that are prospective for near surface uranium mineralization in both basement and unconformity hosted models. The emphasis for land selection has been on identifying shallow hosted mineralization potential in conjunction with underlying structural and alteration features associated with appropriate lithologic units, with a focus on being near historic mining districts (such as Beaverlodge / Uranium City in north western Athabasca Basin region and Key Lake area in the eastern Athabasca Basin region) or emerging major mining districts (such as the south-western Athabasca Basin region). As such, property locations tend to be proximal to the Athabasca Basin margins. Three geographic areas represent a key focus area and these include:

1.	PLS Area: Includes 105,440 ha in five properties.

2.	Key Lake Area: Includes 39,933 ha in five properties.

3.	Beaverlodge/Uranium City Area: Includes 23,067 ha in three properties.

There are four other highly prospective properties within the Athabasca Basin Region in Saskatchewan which fall outside these three geographical areas, all situated in geologically attractive settings that indicate the potential to host uranium mineralization.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

PLS Area, Canada

The PLS area has been the focus of two of the most significant, recently discovered deposits in the Athabasca Basin; Fission Uranium’s Triple R and NexGen Energy’s Arrow deposits, and more recently the JR Zone on the Company’s PLN Property. The area is considered an important, major emerging uranium mining district of the Athabasca Basin. The PLS Area portfolio consists of 81 claims and 105,440 ha on five properties. The PLN property is considered the most advanced and is located immediately to the north of Fission Uranium’s Triple R deposit.

Recent developments on the PLS Area properties include:

Clearwater West Property

The Clearwater West property (CWW) encompasses 3 contiguous claims covering 11,786 ha. The uranium mineralization model that is envisioned for the CWW property is analogous to the structurally controlled Athabasca Basin unconformity deposits. These deposits are generally associated with hydrothermally altered, structurally controlled metasedimentary lithology, which appears as magnetic lows on geophysical surveys.

Between 2013 and 2015 various airborne and ground geophysics programs were conducted to investigate and evaluate the subsurface properties. The goal was to assist in assessing exploration potential and identifying drill targets. In 2013, a high-resolution magnetic and radiometric airborne survey was completed over the entire property. In 2014, an airborne VTEM magnetic and electromagnetic (EM) geophysical survey identified several EM conductors on the property’s east side. These may represent on-strike continuation of the EM conductors seen on the PLS property immediately to the north. In 2015, a DC resistivity and EM ground geophysical survey prioritized drill locations over eight separate EM conductors.

In 2015, a three-hole drill program spanning 534 m was completed. Drilling intersected wide intervals of hydrothermal alteration and structural features and locally narrow anomalous radioactivity, with a peak of 2,333 cps over 0.1 m (measure from a down-hole gamma probe).

Patterson Lake North Property

The PLN property consists of 43 claims covering 39,946 ha and is located immediately adjacent and to the north of Fission Uranium’s PLS high-grade Triple R uranium deposit.

A summary of exploration activity on the PLN property is as follows:

In 2013, a VTEM MAX survey was conducted over the northern portion of the Patterson Lake North Property. This survey revealed a strong ’late time’ EM conductor with significant offsets, indicating cross structure. This sinuous feature, known as the ‘N’ conductor, is believed to extend onto the Patterson Lake North Property in two locations. Ground follow up geophysical surveys indicated a wide complex conductor system that may consist of individual conductors that are not yet uniquely resolved.

Before the winter 2019 season, the last drilling on the property was conducted in 2014. A total of 10 holes were completed in 4,118 m of drilling. The most significant result came from drill hole PLN14-019, which tested the Al EM conductor. This hole encountered anomalous radioactivity confirmed with geochemical analysis and assayed 0.047% U3Os over 0.5 m. These results increased the potential of the Al conductor to host high-grade uranium mineralization.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

PLS Area, Canada (continued)

Patterson Lake North Property (continued)

In February 2019, the Company completed a winter drill program. The program drilled a total of 2,051 m in six completed holes and two holes that were abandoned due to poor ground conditions. The drilling focused on the north-south trending Al basement hosted EM conductor. Previous drilling in 2014, including hole PLN14-019 (6.0 m @ 0.012% U3Os), indicated the conductive corridor to be prospective for mineralization. All six holes encountered strong hydrothermal alteration over variable widths and several narrow radiometric anomalies, including a downhole radiometric peak of 1,382 cps (PLN19-026), often a key signature of mineralized systems. The Al conductive corridor remains prospective to the south, and PLN hosts multiple drill targets that remain untested on the property and will be the subject of future exploration.

In December 2021, the company commenced ground geophysics at Broach Lake to refine the targets for the winter 2022 drilling. The work consisted of 16 line-km of DC Resistivity and 12.9 line-km of Time Domain electromagnetic (TDEM) surveying. The Broach Lake conductors are in the southeast region of the property and are situated 9 km to the north, adjacent and parallel to EM conductors of the Patterson Lake Structural Corridor, host to Fission Uranium’s Triple R deposit and NexGen’s Arrow Deposit.

From January to June 2022, DC Resistivity and TDEM surveying were also carried out on the G4 grid, an area on the west side of the PLN Property where the southeast trending Al conductor had been previously identified through geophysical surveying and limited drilling. The 13.95 line-km of DC Resistivity and 4.9 line-km of Small Moving Loop TDEM were designed to extend coverage of the Al conductor to the west boundary of the Property.

Mobilization for the winter drilling program commenced on January 10, 2022. The six-hole winter 2022 drill program was designed to assess two previously untested target areas: five holes on the Broach Lake conductors and one hole on the N Conductors in the northern part of the property. A total of 3,908 m were drilled in six completed holes and two abandoned holes. Hole PLN22-031 completed at Broach Lake intersected anomalous radioactivity, measured with a handheld RS-125 scintillometer, and a peak of 2,382 cps with the down-hole gamma survey. The anomalous results are associated with a narrow brecciated fault zone. A 30 m wide graphitic mylonitic fault zone was encountered a further 150 m down-hole. The first two holes at Broach Lake (PLN22-028 and 030B) encountered visible dravite, often found in association with uranium mineralization.

Drill hole PLN22-029, an exploration hole, tested the deep N Conductor complex 22 km north of Broach Lake in the northern part of the property. The unconformity was intersected at a depth of 675.9 m and the drill hole intersected multiple structures in the basement gneisses within a 91 m core interval that were strongly graphitic, in very broken sections of core displaying cataclastic and mylonitic textures indicative of both ductile shearing and brittle faulting. Anomalous radioactivity of 300 cps measured with a handheld RS-125 scintillometer was encountered in the drill hole a depth of 783.3 m.

The fall drilling program began on November 10, 2022. One sonic and two diamond drills commenced on the previously undrilled 800 m northwest strike extension of the Al conductor, which is approximately three-kilometers-long. The second drill hole of the fall program led to a new uranium discovery, named the JR Zone.

PLN22-035, a drill hole located 730 m away from a weakly mineralized drillhole (PLN14-019) drilled in 2014, targeted the ground Time Domain Electromagnetic (TDEM) Al conductor. The first follow-up drill hole to this new high-grade discovery, PLN22-038, intersected 3.48 m of total composite mineralization with greater than 10,000 cps. This included 2.5 m of total off-scale radioactivity (>65,535 cps), which occurred as pitchblende patches. Furthermore, two out of three follow-up holes intersected significant radioactivity. PLN22-040 was along strike from the discovery hole, and PLN22-041 was up-dip from PLN22-038.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

PLS Area, Canada (continued)

Patterson Lake North Property (continued)

Uranium assay results from the discovery hole PLN22-035 at PLN returned one continuous 15.0 m interval averaging 6.97% U3Os. This includes a high-grade 5.5 m interval averaging 18.6% U3Os and an ultra high-grade core assay of 59.2% over 1.0 m.

A winter program of step-out drilling started on January 3, 2023. The program used a sonic drill to case holes through overburden and a diamond drill to complete the holes through bedrock. The aim was to test for continuation of mineralization along the JR Zone (Al Shear) along strike, and up and down dip. The program completed twenty-one holes, with an additional three holes cased through the overburden in preparation for an anticipated summer 2023 drill schedule.

Highlights included DDH PLN23-060, which was collared on line 060S and intersected the strongest radioactivity to date with 5.00 m of 26.7% U3Os between 243. Om and 248.0 m. This includes 3.5 m of 37.1% U3Os and 1.0 m of 57.6% U3Os. Holes PLN23-061 and PLN23-062 were cored 75 m and 90 m respectively to the south of the JR Zone discovery hole, with PLN23-061 returning assays of 4.6% U3Os over a 12.5 m interval including a high-grade 5.0 m interval averaging 10.9% U3O8, which further included a 3.0 m interval grading 16.1% U3Os. PLN23-062 intersected a high-grade core of 15.0% U3Os over a core length of 1.0 m.

This drilling program, spanning 7,575 m expanded the known length of the JR Zone to 105 m.

Smart Lake Property

The Smart Lake Property consists of 3 claims covering 1,870 ha. It is approximately 25 km northwest of, and roughly on trend with, the recently discovered PLN JR Uranium Zone. There is no recorded historic groundwork within the property claims, but nearby historic drilling indicates a bedrock unconformity depth in the range of 250 m.

Wales Lake Property

The Wales Lake Property consists of 31 claims in a single geographic block totaling 42,134 ha. It is located outside the margin of the southwest Athabasca Basin. The Wales Lake claims are situated approximately 25 km to the south and west of Fission Uranium’s flagship Triple R uranium deposit and occupies the same stratigraphic position within the Clearwater Domain. The Wales Lake project represents relatively shallow depth target areas outside of the margin of the Athabasca Basin.

In summer 2017, the Company contracted Geotech Ltd. to use their helicopter-borne VTEM system to survey a total of 1,546 line-km at 200 m line-spacing over the Wales Lake claims within Blocks A & C.

A ground geophysical small moving loop electromagnetic survey was conducted by Discovery Geophysics Inc., in November 2018 within the Block C area. Nine grid lines were surveyed for a total of 21.5 km. Survey lines targeted prospective anomalies interpreted from the 2017 airborne VTEM survey. As a result of analysis of both surveys, a claim of 5,547 ha was staked in December 2018 to capture prospective ground on the southwest corner of Block C.

In December 2018, follow-up drilling within Block C targeted anomalies, as interpreted from the ground electromagnetic survey. The drilling resulted in two completed holes, totaling 586 m. The intersected lithologies were gneissic, with intervals of moderate to strong hematite and chlorite alteration. Hole WL18-002 encountered a 0.5 m interval of anomalous radioactivity, associated with a pegmatite vein.

In June 2019, a small moving loop TEM survey was conducted over a distance of 3.2 km on a single line in the northwest claim block (Block A). The purpose was to better delineate VTEM conductors.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

Subsequently, in July and August 2019, a VTEM survey was flown over two distinct claim blocks, Band C, covering a total area of 1,096 km.

PLS Area, Canada (continued)

Wales Lake Property (continued)

The survey successfully identified several conductive packages. Ground follow-up is necessary for complex conductors and P-type responses to establish drill targets.

Todd Property

The Todd Property encompasses 4 claims covering 9,704 ha. Its eastern boundary aligns with the Fission Uranium Corp.’s PLS Property, which hosts the Triple R uranium deposit. Like the PLS Property, the Todd Property lies outside the Athabasca Basin’s sediment cover. Most of the Property overlies granites of the Clearwater Domain and high metamorphic grade orthogneisses of the Lloyd Domain.

Historically, minimal exploration work was conducted until 2013. During this year, Dale Resources Corp. (DRC) and Aldrin Resources Corp. (ARC) flew a high-resolution magnetic and electromagnetic (VTEM) airborne survey. This was done in tandem with an airborne spectrometer survey. Five areas within the Todd Property boundaries were selected for ground follow-up due to their anomalous uranium (ppm) values. It remains unclear whether any subsequent groundwork was carried out.

In 2016, DRC/ARC flew an airborne audio frequency electromagnetic (AFMAG ZTEM) over the south half of the Property. The interpretation of this survey revealed two zones indicating deep basement conductors extending into the sedimentary sections. Both zones are flanked by basement uplift and structure, as inferred from airborne magnetics.

Key Lake Area, Canada

The Key Lake area, a significant historic mining district once hosted the Key Lake mine, co-owned by Cameco Corp. and Orano Canada Inc. This mine produced 208 million pounds of uranium from 1975 to 1997. The Key Lake mill, one of the world’s largest, processed ore from the McArthur River uranium deposit. However, due to low uranium prices, Cameco announced an indefinite suspension of mining of McArthur River in 2018. The area is considered highly prospective for discovering new uranium occurrences.

The Company’s Key Lake Area portfolio includes five properties: Bird Lake, Grey Island, Hobo Lake, Lazy Edward Bay, and Seahorse Lake. These properties total 63 claims and 39,933 ha. They are located within and near the Key Lake Shear Zone, a broad northeast-southwest trending metasedimentary corridor characterized by a magnetic low in geophysical surveys. Numerous basement EM conductors are present within this corridor.

These EM conductors in metasedimentary corridors represent the classic setting for structurally controlled Athabasca-style high-grade uranium deposits. The Company believes its Key Lake area properties could host near-surface high-grade uranium mineralization like the nearby historic Key Lake deposits. All properties have undergone significant historic exploration, identifying various geophysical and geochemical anomalies and enhancing their overall merits.

Recent developments on the Key Lake Area properties include:

Bird Lake Property

Acquired by staking in February 2020, the Bird Lake Property comprises 1 mineral claim with an area of 1,803 ha. It is located 13 km northeast of the McArthur River Uranium Mine. The property overlies a northeast trending regional magnetic low within favourable Wollaston domain lithologies and is associated with the prospective Bird Lake fault system, a large scale thrust fault with offset of up to 50 m and overlain by approximately 150 m of Athabasca sediments.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

Key Lake Area, Canada (continued)

Bird Lake Property (continued)

In April and May 2022, geophysical surveys were carried out with 11.53 line-km of DC Resistivity data collection and 10.50 line-km of Small Moving Loop Time Domain Electromagnetics data collection. The interpreted responses were weak and no definitive drill targets could be established. However, potential remains for following up historic (pre-Fission) drilling that targeted a possible extension of the Bird Lake fault onto the property from the east.

Grey Island Property

The Grey Island Property, acquired in October 2021, comprises 11 claims spanning an area of 13,929 ha. The property is situated 35 km east of a major basement structural feature, the Cable Bay Shear Zone (CBSZ). Prominent structural splays from the CBSZ intersect with a favourable northeast trending structure/conductor within the Grey Island property. A historic drill-hole on this feature revealed strong bleaching and alteration in the sandstone and anomalous uranium (2.16 ppm) above the unconformity. The basement rocks exhibited pyritic and highly graphitic mineralization.

Hobo Lake Property

The Hobo Lake Property comprises 37 mineral claims covering an area of 14,854 ha. Located approximately 25 km south of the southeast Athabasca Basin’s margin, Hobo Lake is the southernmost property in the Key Lake area. It spans approximately 30 km of the Wollaston-Mudjatic Transition Zone (WMTZ), which host the most significant major deposits of the eastern Athabasca Basin. The Key Lake Road, Provincial Highway 914, runs along the property’s eastern boundary and continues to the Key Lake uranium mill. The Key Lake Shear Zone, proximal to the Hobo Lake property, hosts several uranium occurrences.

Previous exploration included a VTEM airborne survey to map out magnetic and conductive features and a high-resolution airborne magnetic and radiometric dataset purchased from Special Projects Inc.

In March 2019, the Company announced results from the first pass drill program at the Hobo Lake Property. Approximately 1,300 m was drilled in eight completed holes, all of which encountered variably intense hydrothermal alteration and six holes with anomalous radioactivity. Notably, holes KL19-005, KL19-006 and KL19-007 drilled in the northern part of the extensive land package encountered significant hydrothermal alteration and paleoweathering. These are considered important factors for hosting high-grade uranium mineralization and will be prioritized for follow up.

Lazy Edward Bay Property

The Lazy Edward Bay Property was staked in April 2020 and comprises 11 mineral claims covering an area of 1,828 ha. This property is located over shallow sandstone cover along the highly prospective Wollaston-Mudjatik lithologic trend of the eastern Athabasca Basin. The western portion of the property captures most of the Ponderosa conductive trend, along with historic drill holes LE-072 and LE-073 that respectively encountered 170 ppm uranium in brecciated and sheared gneiss, and 40 ppm uranium along with 550 ppm boron within sandstone fault gouge. Claims in the eastern portion of the property cover part of the Liberty conductive trend, with nearby historic drillhole LE-001 intersecting 224 ppm U3Os over 0.5 metres.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

A ten-hole, 3,005 m drill program was carried out in May and June 2022. Drilling encountered favorable structure and alteration along the Horse West conductor near historic holes LE-073, confirming this conductive corridor’s prospectivity for possible high-grade uranium mineralization. Further drilling along this conductor is warranted. Samples of geochemical analyses are pending. The drilling program was

Key Lake Area, Canada (continued)

Lazy Edward Bay Property (continued)

funded by Traction Uranium Corp., per the terms of their December 9, 2021 Option Agreement whereby Traction can acquire up to a 70% interest in the property. On December 24, 2022, Traction terminated the option for the Lazy Edward Bay Property.

Seahorse Lake Property

The Seahorse Lake Property, staked in April 2020, encompasses 3 mineral claims over an area of 7,519 ha. Situated above shallow sandstone cover, this property aligns with the highly prospective Wollaston Mudjatik lithologic trend of the eastern Athabasca Basin. A historic drill-hole (4679-1-81) targeted a resistivity low anomaly and encountered fractured broken core from a depth of 53 m past the Athabasca unconformity to a depth of 139 m. In the summer of 2022, a Ground Moving Loop Time Domain EM survey covered 14.55 km to define conductive geologic structures on the property. The survey responses likely indicated a wide conductive block as the source of historic airborne electromagnetic anomalies.

Beaverlodge/Uranium City Area, Canada

The Beaverlodge/Uranium City region is a major historic uranium mining district and was home to Saskatchewan’s first uranium mining operations. Before the discovery of high-grade uranium mineralization in the Athabasca Basin, the Beaverlodge area was Saskatchewan’s most important uranium mining district. Throughout the 1950’s and 1960’s, 52 mines were in operation.

The Beaverlodge/Uranium City Area portfolio consists of 22 claims and 23,067 ha across three properties. The most recent developments on these properties are as follows:

Beaver River Property

The Beaver River Property consists of 14 claims totaling 11,185 ha. Located on the north central edge of Saskatchewan’s Athabasca Basin, it is approximately 44 km east of Uranium City, Saskatchewan. The property includes numerous confirmed EM basement conductors and several uranium showings with surface outcrop sample assays of up to 3.66% U3Os.

In May 2016, the Company completed an airborne VTEM survey covering 880 line-km at 200 m line spacing. This survey was focused on the property’s eastern portion, an area known for its several identified historic in-situ uranium anomalies. The survey defined conductive packages over the entire project area, with more than 258 km of conductors identified by the VTEM survey. The interpreted results indicate the presence of complex conductor swarms requiring ground follow-up to establish drill targets. The project area is characterized by numerous zones of enhanced conductivity and many areas where trend widening is evident due to an increase in parallel multiple conductors. Additionally, there are numerous offsets and termination points indicative of cross structure.

In July and August 2019, the Company carried out a field program that prospected historic showings, airborne radiometric anomalies, and VTEM anomalies near zones of structural complexity, in the south central and north area of the property. Significant results from historic showings included Coin Canyon with assays of 2.55% U3Os and 0.41% Ni, Kisiwak Lake running 2.04% U3Os and 0.26 g/t Au, and the VIC showing with up to 1.1% U3Os, 0.98% Cu, and 0.14% Ni. New discoveries in the north area of the property included the Trigger Zone - a radioactive vein (0.3 m wide) hosted in a quartz-feldspar gneiss running up to 13.9% U3Osand 2.27 g/t Au.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

Beaverlodge/Uranium City Area, Canada (continued)

Hearty Bay Property

The Hearty Bay Property, located on the northern edge of the Athabasca basin, comprises 7 mineral claims totalling 11,173 ha. It is situated 20 km west of the Fond-du-Lac uranium deposit and 60 km east of the Beaver Lodge uranium district.

The Property encompasses the historic Isle Brochet radioactive sandstone boulder trains. These are one kilometer-long dispersal trains that trend along the main ice direction and containing up to 3% uranium. Several more radioactive boulders of both sandstone and basement origin were discovered approximately 600 m to the northeast, on the bottom of Lake Athabasca. Historic drilling near these boulders did not intersect any significant radioactivity, leaving the source undetermined. Historic surveys identified strong airborne EM conductors within the property, up-ice of the radioactive boulder trains.

In July-August 2019, the Company conducted a field program that examined glaciology characteristics of the radioactive boulder train area and prospected conductors and radiometric anomalies on the north mainland. Boulder prospecting on Isle Brochet yielded results exceeding historic findings, with uranium content up to 8.23% LJ3Os in new sampling. Additionally, 271 km of detailed marine acoustic data was collected northeast of Isle Brochet and up-ice of the radioactive boulder trains. This data revealed structural lineaments and potential sandstone outliers that may be associated with the source of the radioactive boulders on Isle Brochet and represent possible drill targets. A marine spectrometer survey collected 1,161 measurements of the lake bottom in areas interpreted from the acoustic survey as prospective for sandstone outliers. This reaffirmed an area of submarine radioactive boulders found by Eldorado Nuclear/DNR in 1977 and located groupings of anomalous results further up-ice from the island boulder trains. A radon soil gas survey sampled 148 sites across the strike of the radioactive boulder trains; however, results from this survey were inconclusive.

In March 2022, the Company carried out a 77 line-km ground EM geophysics survey and completed 14 drill holes for a total of 1,304 m of diamond drilling. The objective was to test interpreted structural features and sandstone outliers based on the 2019 marine seismic acoustic survey in the main up-ice direction from the historic high-grade uranium boulder trains on Isle Brochet and beyond the known edge of the Athabasca Basin. While no sandstone outliers were identified, holes HB22-005 and HB22-008 intersected a three-meter zone and an 11.5 m zone respectively of brecciated and faulted basement rocks with hydrothermal clay alteration. The ground EM survey identified previously unknown northeast trending basement conductors to the northeast of Isle Brochet. Drillhole HB22-008 is located at the southwest end of these new two-kilometer-long subparallel conductors. The ground geophysics and drilling program was funded by Traction Uranium Corp., in accordance with the terms of the December 9, 2021 Option Agreement, whereby Traction can acquire up to a 70% interest in the property from the Company.

Midas Property

The Midas property, located near the northwest edge of the Athabasca Basin, comprises 1 mineral claim totaling 709 ha.

In September 2017, a geological prospecting program collected 103 rock samples. The aim was to evaluate historic uranium occurrences and radiometric anomalies. Geochemical assays ranged from below detection limit up to 95,000 ppm (U partial). Thirty-one samples yielded anomalous results exceeding 500 ppm U, with values ranging from 0.06% to 11.9% U3Os. The highest assay results were obtained from samples around and within the St. Michael mine area, where high-grade boulders returned assays up to 11.9% U3Os.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

Beaverlodge/Uranium City Area, Canada (continued)

Midas Property (continued)

Patterson Geophysics Inc. performed a modified induced polarization-resistivity ground geophysical survey in September 2017. The survey aimed to delineate basement resistivity zones in areas of intense conductivity bright spots. Despite encountering a very highly conductive subsurface layer, a modified survey configuration enabled successful imaging of the basement. A brief test of a horizontal loop (slingram type) electromagnetic survey confirmed its unsuitability for this environment.

In July 2019, the Company conducted a field program that prospected historic radioactive showings and priority VTEM conductor anomalies. Twenty-six rock samples were submitted for lab analysis, with U (total) results ranging between background and 3,100 ppm.

Northeast Athabasca Basin Area, Canada

The Company possesses 28 claims, which total 22,578 ha, spread across four uranium properties in the Northeast Athabasca Basin area of Saskatchewan. This basin area overlays the northeast trending Wollaston-Mudjatik Transition/Shear Zone, expressed as a broad low magnetic zone in the basement rocks. This zone often exhibits conductive characteristics coinciding with known uranium deposits including McArthur River, Cigar Lake, and Rabbit Lake. All properties are prospective for basement and/or unconformity hosted settings.

The most recent developments on the Northeast Athabasca Basin Area properties are follows:

Bell Lake Property

Acquired in July 2023 through staking, the Bell Lake property consists of 1 claim totaling 2,225 ha. It is located within the northeast Athabasca Basin, approximately 55 km northwest of the Mclean Lake Uranium Mine and Mill. Access is available from Provincial Highway #905 three kilometers to the west. The Athabasca sandstone cover is expected to be approximately 300 m thick based on nearby drilling; however, no historic drilling has been carried out within the property. Bell Lake is nine kilometers west of the recently discovered Hurricane Uranium Zone. Drilling in 2020 revealed high-grade mineralized intersections of 33.9% U3Oa over 8.5 m, including 57.1% U3Oa over 5.0 m.

Cree Bay Property

The Cree Bay property comprises 16 claims totaling 14,080 ha and is located on the inside edge of the northern Athabasca Basin. The town of Stony Rapids is 20 km to the north, and the historic Nisto uranium mine is 13 km to the northeast.

In August 2015, a high resolution airborne magnetic and radiometric survey covering 4,214 line-km at 50 m line spacing was completed over the property.

In September 2017, a DC Resistivity Induced Polarization ground geophysical survey was conducted, covering two separate grids spanning 24 km. The survey focused on sections of strong conductivity, interpreted from a historic airborne Geotem electromagnetic survey. It detected basement conductive features and some sandstone resistivity low (alteration) features. However, difficulties were encountered while surveying on Black Lake. The survey confirmed anomalous conditions indicative of alteration halos in the lower sandstone.

In April 2019, Discovery Geophysics Inc. conducted a nine-line, 27 km DCIP Resistivity and moving loop TEM survey over the area identified as most prospective by the historic GEOTEM electromagnetic survey. The TEM survey results returned weak conductor responses, while the DC/IP resolved a strong resistivity anomaly on L2700 and a weaker one on L2100.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

Northeast Athabasca Basin Area, Canada (continued)

In June 2019, the Company completed a first pass drill program on the property. Two holes were drilled for a total of 1,045 m, encountering significant faulting, strong hydrothermal alteration, and elevated concentrations of pathfinder elements. The depth to the basement unconformity was intersected~200 m deeper than expected, indicating a possible major offset in the vicinity. This could be a favorable setting for hosting high-grade uranium, such as at the MacArthur River deposit. Both holes were drilled on the same section line and intersected the same anomalous fault zone. This defined a broad target area ( ~300 m) for potential follow-up drilling where it roughly projects to intersect the basement unconformity, approximately 600 m down dip.

Due to the deeper than expected basement unconformity, the previous ground geophysics could not image deep enough. In March 2022, the Company carried out a 10.5 line-km Sideline Moving Loop Time Domain Electromagnetic (TDEM) survey designed to pinpoint potential conductive basement faults at these greater depths and provide discrete drill targets. These may represent reactivated structures with the potential to provide pathways for uranium mineralizing fluids. The survey interpretation revealed two significant conductors: Conductor Bis a shallower feature located underneath Black Lake; Conductor A is significantly deeper (between 383 m and 597 m depth) and lies along the west edge of the resistivity low anomaly that was detected during the 2019 surveys. This conductor location is west of where it was originally interpreted from the 2019 survey.

Flowerdew Lake Property

The Flowerdew Lake Property, acquired in October 2021, comprises 4 mineral claims totaling 5,664 ha. The property is located along the Wollaston-Mudjatik lithostructural transition zone, approximately 60 km northeast of Rabbit Lake. It overlies a strongly conductive basement feature that coincides with a significant resistivity low zone. This is indicative of altered basement meta-pelite rocks favourable for uranium mineralization. The property has not been drill tested.

Murphy Lake Property

The Murphy Lake Property comprises 8 mineral claims with an area of 609 ha. This Property is located in the eastern Athabasca Basin, on the west edge of the favourable Wollaston-Mudjatik lithologic trend. The Property covers a curvilinear EM conductor that is a splay to the east from a regional conductive trend. This trend hosts the La Rocque Uranium Zone, 4.5 km to the west, where intersections along a 400 m drill-defined strike length have returned up to 18.6% uranium over 2.7 m, along with high values of associated base metals and gold. The same trend hosts the Hurricane Uranium Zone recently discovered by ISO Energy Ltd., which is currently 575 m long, 75 m across, and 11 m thick.

Historic drilling by Areva along the conductor within the Property intersected a graphitic and sulphide rich basement conductive unit, with assays up to 199 ppm uranium at 350 m depth, just above the unconformity.

A five-hole, first-pass drill program spanning 2,502 m was initiated in July 2022. The intersection of encouraging graphite and sulphide-rich basement structures prompted the Company to continue to define the structures northward with ground EM Geophysics. The drill program was expanded and drill hole ML22-006 intersected a two-meter interval of variable radioactivity including a 0.5 m interval with a maximum of 2,300 cps, 20.9 m below the Athabasca Unconformity, occurring from 323.0 m to 325.0 m. An additional eight holes for a total of 4,347 m were drilled along strike and up and down dip from the intersection without intersecting further radioactivity. Samples of split drill core were submitted to SRC Geoanalytical Laboratories, and the geochemical analyses are pending.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Traction Uranium Corp. Option Agreements

On December 9, 2021, the Company entered into two Option Agreements with Traction Uranium Corp. (Traction) for Traction to acquire up to a 70% interest in two properties controlled by the Company: Hearty Bay Project, and the Lazy Edward Project.

Pursuant to the Option Agreements in respect of the Hearty Bay Project (the “Hearty Bay Agreement”), the Company granted an option to Traction to acquire a 50% interest in the Hearty Bay Project for the following consideration:

i.	Pay cash payments to the Company of $550,000 over a two-year period (met - $250,000 received in 2023; $300,000 received in 2022).

ii.	Issue shares to the Company equal to 7.5% of the number of issued and outstanding common shares of Traction that are outstanding as of such date, provided Traction has completed one or more equity financings for gross proceeds of $2,000,000 by such date (the Company received 3,023,476 Traction shares on December 29, 2021 with a fair value of $2,569,955) (met).

iii.	Incur $3,000,000 in exploration work on the Hearty Bay Property, over the first two years of the contract. On March 11, 2022, the Company received $1,000,000 in cash to be used for mineral expenditures. As at June 30, 2022, the Company incurred $824,520 in eligible expenditures and the remaining balance of $175,480 was incurred during the year ended June 30, 2023. As at June 30, 2023, Traction has not yet met the full exploration commitment.

To acquire the additional 20% interest in Hearty Bay Project, Traction will need to incur the following:

iv.	Additional cash payments totalling $350,000.

v.	Incur an additional $3,000,000 in exploration work on the Hearty Bay Property on or before the date that is three years following the date of the Heart Bay Agreement.

The Company will retain a 2.0% net smelter royalty (“NSR”) on the property.

During the year ended June 30, 2022, the consideration received was offset against the capitalized exploration and evaluation expenditures, to reduce the balance to $nil and the remainder of $1,543,628 was recognized as a recovery on mineral rights in the consolidated statement of loss and comprehensive loss.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Traction Uranium Corp. Option Agreements (continued)

Pursuant to the Lazy Edward Project Option Agreement (the “Lazy Edward Agreement”) the Company granted Traction an option to acquire a 50% interest in the Lazy Edward Project for the following consideration:

i.	Pay cash payments to Fission of an aggregate of $550,000 over a two-year period (not met - $nil received in 2023; $300,000 received in 2022).

ii.	Issue shares to the Company equal to 7.5% of the number of issued and outstanding common shares of Traction that are outstanding as of such date, provided Traction has completed one or more equity financings for gross proceeds of $2,000,000 by such date (the Company received 3,023,476 Traction shares on December 29, 2021 with a fair value of $2,569,955) (met).

iii.	Incur $4,500,000 in exploration work on the Lazy Edward Property over the first two years of the contract. On May 20, 2022, the Company received $1,500,000 in cash to be used for mineral expenditures. As at June 30, 2022, the Company incurred $1,406,344 in eligible expenditures and the remaining balance of $93,656 was incurred during the year ended June 30, 2023. As at June 30, 2023, Traction has not yet met the full exploration commitment.

To acquire the additional 20% interest in Hearty Bay Project, Traction will need to incur the following:

iv.	Additional cash payments totalling $350,000.

v.	Incur an additional $4,500,000 in exploration work on the Lazy Edward Property on or before the date that is three years following the date of the Lazy Edward Agreement.

The Company will retain a 2.0% NSR on the property.

During the year ended June 30, 2022, the consideration received was offset against the capitalized exploration and evaluation expenditures, to reduce the balance to $nil and the remainder of $2,826,852 was recognized as a recovery on mineral rights in the consolidated statement of loss and comprehensive loss.

During the year ended June 30, 2023, Traction terminated the Lazy Edward Agreement.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

SKRR Exploration Inc. Option Agreement

On May 10, 2023, the Company entered into an option agreement with SKRR Exploration Inc. (“SKRR”) whereby SKRR has the opportunity to acquire up to a 70% interest in the Company’s Clearwater West Project.

Pursuant to the Clearwater West Option Agreement (the “Clearwater West Agreement”), the Company granted SKRR an option to acquire a 50% interest in the Clearwater West Project for the following consideration:

i.	Pay cash payments to the Company of $50,000 (met - $50,000 received).

ii.	The issuance of 1,000,000 commons shares of SKRR (met - received with a fair value of $225,000).

iii.	Incur $3,000,000 in exploration work on the Clearwater West Property, over two years (not met).

Upon completion of the 50% interest earn-in, SKRR and the Company will automatically enter into a joint venture and will negotiate to formalize a joint venture agreement. Pursuant to the terms of the Clearwater West Option Agreement, SKRR will have the option to increase its interest in the Clearwater West Property to 70% by making additional cash and exploration expenditures:

iv.	Additional cash payments totalling $50,000 on or before December 31, 2024.

v.	Incur an additional $3,000,000 in exploration work on the Clearwater West Property on or before the date that is three years following the date of the Clearwater West Agreement.

The Company will retain a 2.0% NSR on the property, of which 1% may be repurchased by SKRR for $1,000,000.

During the year ended June 30, 2023, the total consideration received of $275,000 was offset against the capitalized exploration and evaluation expenditures, to reduce the balance to $nil and the remainder of $180,513 was recognized as a recovery on mineral rights in the consolidated statement of loss and comprehensive loss.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook

Management believes that the exploration and development of uranium properties presents an opportunity to increase shareholder value based on the following categories, including but not limited to supply/ demand fundamentals, geopolitics and clean, baseload power generation.

●	Increased long-term worldwide demand for nuclear energy

Global nuclear energy demand and the associated nuclear power plant build-out is projected to increase significantly in the years ahead, which will require new uranium supply to meet this increasing demand. According to the International Atomic Energy Agency (“IAEA”) global electricity demand is forecast to grow by nearly 60% from 2018 to 2040 and over 90% by 2050.

The World Nuclear Association (“WNA”) states that there are 442 nuclear power reactors in operation supplying 30 countries around the world, with 53 under construction, another 104 planned and 325 proposed. Reactor builds continue to be near multi-decade highs as more than twice as many reactors are under construction now than before the Fukushima event in 2011. Many analysts continue to forecast a long-term global uranium demand/supply imbalance, which suggests the potential for materially higher uranium prices. The following is a list of selected countries with nuclear reactors that are either under construction, planned or proposed:

Country	In Operation	Under construction	Planned	Proposed
China	48	14	42	168
India	22	7	14	28
Russia	39	3	24	22
USA	94	2	3	18
Canada	19			2
Japan	33	2	1	8
Saudi-Arabia				16
South Korea	24	4		2
Ukraine	15	2		2
Others	148	19	20	59
Total	442	53	104	325

Source: World Nuclear Association (World Nuclear Reactors & Uranium Requirements - www.world-nuclear.org - Updated November 2020)

●	Uranium demand/supply fundamentals

A global uranium demand/primary supply imbalance has existed for many decades, due to the way utilities procure supply and the negative impact on demand stemming from the Fukushima event. Primary uranium supply from uranium producers (mining) has consistently failed to keep pace with demand. This shortfall has been filled from secondary supply, which includes the sale of government stockpiles, spent fuel reprocessing, extending conversion processes, and the highly enriched uranium (“HEU”) agreement (which ended late 2013). Meanwhile, global inventory stockpiles have and continue to be drawn down. While the total inventory figure is difficult to ascertain due to the fact that a significant amount is held in national strategic stockpiles of various governments or stored in the inventories of non-public utilities and other entities, it is important to note that not all inventory is mobile. Sovereign nations will keep their strategic stockpiles for energy security while other material classified as inventory may either be of low grade that will require reprocessing or be in the form of a prefabricated fuel that will require disassembly and reprocessing to be usable for others. It is notable that there has been a change this past year in that the supply from inventories appears to have diminished substantially and that the majority of spot market supply comes from uncommitted production. This signals the possibility that the amount of mobile supply from inventories is nearing a point where it is not mobile at current prices.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

Add to this the fact that there are a few mines that will be exhausted in the near future and this points to the possibility that there will be significantly less supply available going forward.

U3Os prices have risen from the mid US$20/lb level due to the suspension of large mines such as Cameco’s Cigar Lake and the production reduction by NAC Kazatomprom JSC - the world’s largest producer of uranium. Although Cameco has restarted Cigar Lake in September of 2021, a potential outbreak of COVID-19 could possibly cause another interruption in operations. Indeed, the emergence of the global COVID-19 pandemic has caused the closure of many businesses around the world and mines of all commodities have not been an exception. As a result, there may be additional mine closures or curtailments that may further impact global uranium supply if the virus impacts other uranium operations. This further reduces supply that was already declining due to the ongoing shutdown at McArthur River, and the winding down of the Cominak and Ranger mines.

According to the UxC, mine production peaked in 2016 at 162mm lbs. It fell to 154mm lbs in 2017 and in 2019 production was 142mm lbs. Meanwhile, 2020 reactor demand was 177mm lbs, which generated a gap or shortfall of roughly 35mm in 2020. This supply demand imbalance can be perceived as a positive development for the long-term outlook for uranium prices. In addition, roughly 85% of the current producers are uneconomic at today’s uranium prices. A significant issue in the uranium market is that state-owned entities supply over half of the market, further exacerbating pressure on commercial producers. The UxC suggests that uranium producers need roughly US$45 to $50 per lb uranium to meet their cost of capital. While Tradetech has begun presenting a Production Cost Indicator, which attempts to capture the cost of production (US$43.15/lb as of October 31, 2020). While other industry analysts, including RBC Capital (Canada), Raymond James Canada, and Resource Capital Research (Australia), suggest that a healthy, sustainable global uranium mining sector, requires a uranium price of US$70-$80/lb to stimulate new exploration and mine development worldwide.

An additional under-reported issue related to uranium demand, is the disruption of the traditional utility buying cycle. Most uranium is bought and sold via long-term contracts (historically five to ten years in duration) and typically, utilities ensure their fuel requirements are covered between three and five years out. Since the Fukushima event, most utilities have been allowing their contracts with suppliers to get closer to expiry and are relying on their stockpiles or are buying on the secondary market. In fact, the “carry trade” (the act of uranium traders to borrow money in the global low interest rate environment, buying spot or near-term uranium at low prices, and then selling for future delivery to utilities at low prices in order to capture the spread) has been prevalent for years. Since uranium prices have been at historically low levels, many producers have been hesitant to sign long term contracts with utilities that are seeking to renew since they cannot meet their cost of capital at those depressed, unsustainable prices. The result is that the amount of uranium fuel required over the next five years that is currently uncovered by long term contracts is rapidly increasing. It is worth noting that when new reactors are connecting to the electricity grid, they require front loading of as much as three times annual uranium stock. This is bullish for the demand picture. Many experts in the industry expect that this will inevitably force utilities into the market, leading to strong upward pressure on uranium spot prices which in turn will increase the longer-term contract price. It is also worth noting that the recent rise in the uranium spot price has limited the viability of the carry trade, which reduces the availability of this patchwork form of uranium supply for utilities - thus forcing them to pay more attention to traditional sources of supply, which may result in increased demand and further price strengthening. Indeed, market participants are noticing uncovered production, which was the primary source of supply to fuel traders for the carry trade, has made up a reduced portion of the supply as there is simply less being produced. This is evidenced by the fact that fuel traders are increasingly borrowing material from uranium funds.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

Additionally, with its ongoing shutdown of McArthur River and prior suspension of Cigar Lake, Cameco will continue to have to buy significant pounds in the spot market. As of its most recent quarterly update, Cameco claims that it is the world’s largest purchaser in the spot market and has acquired over 50mm lbs from the spot market to date.

●	Uranium demand/supply fundamentals

(Source: EIA, Euratom - Future contract coverage rates)

●	Emerging Demand - Small Modular Reactors

An emerging source of demand is the rising prominence of Small Modular Reactors (“SMR”). These relatively pint-sized reactors provide less than 300 MWe and are designed to be implemented quickly, require a small footprint, and can be deployed in areas that required power without much infrastructure such as in the Arctic, and other remote locations. In the United Kingdom, Rolls-Royce has announced that it is building up to 16 SMRs aided by a £200mm investment by the country. In Canada, there are 12 different models before Canadian regulators seeking approval.

●	China - driver of demand

China has the most aggressive growth plans for nuclear. With only 4.9% of power generation currently met by nuclear power and a target of 20% non-fossil fuel generation by 2030, there is a significant reactor build required of approximately 500% of current capacity. According to research by the Chinese Ministry of Education and Tianjin University, China, within the 2018 Optimal Power Paper, nuclear energy is now the lowest cost source of electricity generation in China. Consequently, there are currently 14 nuclear power plants under construction in China.

China’s current domestic uranium production accounts for less than 25% of its annual requirements resulting in increased imports and stockpiling as it does not sell its domestic supply to the market but, rather consumes it in its reactors. In 2010, Cameco signed the first of two long-term contracts with Chinese-owned utilities for the delivery of uranium. Additional long term demand is anticipated from other Asian countries, most notably India and South Korea as they expand their planned nuclear build-out. In 2015, Cameco signed its first contract with India to supply 7.1 million lbs of uranium concentrate through to 2020. CGN Mining’s offtake agreement with Fission Uranium is also highly significant as it highlights that China is moving to further secure its long-term uranium supply chain.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

China’s commitment to combatting air pollution is evident with nuclear energy benefitting as a zero carbon emissions power generation source. As the below chart depicts, at its lowest point nuclear represented 2% share of Chinese power generation, however that figure has been rising and in the last few months in 2018 it spiked to 5%. This production is coming at the expense of carbon emitting coal fired generation.

(Source: Citi Research - China’s power generation)

●	Japanese nuclear reactor fleet and uranium stockpiles

Following the Fukushima event in March 2011, Japan shut down all of its nuclear reactors, pending new safety regulations, legislation, and inspections. A new nuclear regulator was established, and after considerable delay, Japan’s nuclear operators were given permission to apply to restart its reactors. This has been among the biggest drags on prices and sentiment in the uranium market. Market participants, specifically producers and issuers, have been adversely affected from this uncertainty as well as the delay in getting reactors restarted.

However, we continue to see improvements. Japan is currently operating a total of nine reactors, of which two were first restarted in 2015 and seven more have restarted since. A further 18 reactors are currently in the restart approval process with 16 of them already clearing government requirements for restart. This is in addition to the two reactors under construction and nine new reactors being planned or proposed. With reactors coming back online and plans to develop new ones, we view this as a positive development to the psyche of the market and the long-term outlook for nuclear power.

To provide context, Japanese nuclear power generation in 2010 represented 25% of the country’s total grid. By 2016 that number was reduced to 2% due to Fukushima. However, plans are to increase nuclear back to 20-22% by 2030.

While the first wave of reactor restarts in Japan is not expected to immediately increase uranium demand as they would likely draw from existing inventory, it should increase confidence that Japan’s utility companies most likely will not sell their uranium fuel stockpiles into the market.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

The potential for this estimated 90 million lbs of uranium to enter the spot market has been viewed as a significant threat to uranium prices since 2011 and analysts believe it has been a major factor in suppressing the buying cycle, utilities procuring supply contracts, and ultimately the price of uranium. However, it should be noted that at least some of this inventory is in the form of fabricated fuel assemblies. Fuel assemblies are generally reactor-specific and can not be simply purchased and plugged into another reactor that it was not designed for. As such, any purchaser of these assemblies would need to also factor in the cost and time of disassembling and refabricating these assemblies. With uranium prices continuing to be below the marginal cost of production for many producers, it may be better for utilities to acquire uranium through the primary supply chain as opposed to acquiring another utility’s inventory.

As a direct result of low uranium prices, Cameco, the largest commercial producer of uranium announced in April 2016 that it was suspending production at its Rabbit Lake uranium mine in Saskatchewan and placing the facility into “care and maintenance”. It was estimated by Cantor Fitzgerald that this removed 3% of the uranium available to the spot market and showed a strong trend that producers are acting to limit production worldwide. In November 2017, Cameco announced the temporary closure of the McArthur River mine and Key Lake processing facility. The McArthur River mine was the largest uranium mine in the world and its closure removed an estimated 7% of primary production for 2018.

In July 2018, Cameco announced it would layoff approximately 700 employees and shut down production at its McArthur River and Key Lake mine sites indefinitely due to a weak uranium market. This material announcement from an industry leader likely aided in the subsequent increase in uranium spot prices during the latter half of 2018. In 2020, Cameco announced the suspension of its Cigar Lake mine due to concerns over COVID-19. This removed about 18mm lbs. of U3O8 or approximately 13% of 2019 production. The Cigar Lake mine was restarted in September 2020 as the company navigates operating the mine during the era of COVID.

In addition to Cameco’s production curtailments, Kazatomprom has also cut its production guidance. This follows a period in which several new projects have been categorized as uneconomic. Worldwide projects cancelled or deferred since 2012 include: Yeelirrie and Kintyre in Australia (Cameco), Trekkopje in Namibia (AREVA), Imouraren in Niger (AREVA) and the Olympic Dam expansion in Australia (BHP). In 2020, due to measures to combat the COVID-19 pandemic, Kazatomprom announced reduced production guidance that was 10.4 mm lbs. of U3O8 (or roughly 18%) less than its prior outlook. In its Q3/20 market update, Kazatomprom estimated that total global production would be approximately 14% lower than 2019 due to the uncertainty caused by the pandemic and low uranium price environment.

In May 2019, Orano Canada confirmed the closure of its Cominak mine in Niger and cited “very low price conditions” as the reason. It also announced the suspension of production from its Mcclean Lake Mill in March 2020 in response to the COVID-19 pandemic. Energy Resources of Australia’s Ranger mine closed in January 2021.

●	Supply deficits

Increasing the pressure on medium to long term supply is the lengthy period (approximately ten years on average) and capital costs required to take a uranium project from discovery to production. At the October 2019 NEI Conference, a prominent uranium hedge fund illustrated that the total capital costs of nine greenfield projects will require US$4.6 billion dollars of capital to build their respected mines. COVID-19 related issues have led to planned future production reductions such as Kazatomprom’s earlier announcement that it would produce 20% less than original forecast in 2022 (approximately 14.3 mm lbs). With many projects stalled or abandoned, analysts believe that a growing supply/demand imbalance may be difficult to deal with once secondary supplies can no longer meet rising demand which started to happen in 2018. This increases the attractiveness of assets that have the potential to be taken into production in stable political jurisdictions and at a lower operating cost. Such projects have similar characteristics to Fission Uranium’s Triple R deposit: high-grade, shallow, in basement rock and in a stable jurisdiction.

Page | 20

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

It is also notable to highlight that both Kazatomprom and Cameco have become active as buyers in the uranium spot market as both move to obtain enough material to fulfill contracts that are no longer being met by their respective mines. In its Q3/20 Operations and Trading Update, Kazatomprom noted that its 2020 and 2021 inventory levels are expected to fall below target levels of six to seven months and that it, “will not be possible to compensate for production losses in these periods”. Similarly, Cameco has been an active purchaser in the spot market for quite some time now. This flipping of roles of the world’s two largest producers from adding to global inventory levels to being buyers in the spot market may have a significant impact to the overall supply and demand environment for uranium.

Recently, conflict between the United States and Iran has resulted in accusations of Iran breaking the 2015 agreement that limited its nuclear program, taking the first step toward re imposing United Nations sanctions. The European countries started the clock on what is anticipated to be 60 days of negotiations with Iran about coming back into full compliance with the nuclear deal. If they cannot resolve their dispute under the agreement, the United Nations could revive sanctions on Iran that had been suspended, including an arms embargo.

●	United States of America

In July 2018, the U.S. Government announced a probe into whether U.S. uranium imports are a threat to national security. The U.S. Government was also threatening to issue tariffs on U.S. uranium imports, similar to what it has already done in other industries such as steel. U.S. nuclear power generators urged the federal government against acting in a dispute against imported uranium, arguing tariffs or quotas would increase costs for the struggling industry and possibly cause some reactors to shut. The U.S. Department of Commerce subsequently launched a “Section 232” investigation into uranium imports following complaints by two U.S. uranium mining companies, Ur-Energy Inc and Energy Fuels Inc., that subsidized foreign competitors have caused them to cut capacity and lay off workers.

●	Supply disruption concerns

In July 2019, U.S. President Trump announced that additional study was necessary beyond the Secretary of Commerce’s findings that uranium imports threaten to impair the national security of the United States as defined under Section 232 of the Act. Although he did agree that the Secretary’s findings raise significant concerns regarding the impact of uranium imports on the national security with respect to domestic mining. Thus, the President established a Nuclear Fuel Working Group (“NFWG”) to examine the current state of domestic nuclear fuel production to reinvigorate the entire nuclear fuel supply chain in July 2019. The Nuclear Fuel Working Group had 90 days to submit its recommendations however, on October 11th, 2019, the U.S. President delayed the report a further 30 days. In April 2020, the NFWG issued a report that included recommendations such as the establishment of a US$150mm budget to build a domestic uranium reserve, to leverage American technological innovation, R&D, etc. to regain American nuclear energy leadership; and to move into markets currently dominated by Russian and Chinese State Owned Enterprises and recover its position as the world leader in exporting best-in-class nuclear energy technology. Notably, the uranium reserve has recently garnered bipartisan support and has been included in the Senate’s Appropriations committee for the 2020-2021 fiscal year. We view the report as a positive for the global uranium industry as it does not close the world’s largest consumer of uranium from non-domestic sources. More importantly, it removes the uncertainty connected to this report as market participants were unclear on what direction it would take and whether it would have negative consequences.

Page | 21

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

The U.S. and Russia also recently agreed on a revised Russian Suspension Agreement (“RSA”) that further removed uncertainty with respect to the amount of uranium and conversion product can be imported from Russia into the U.S. While the agreement does grandfather in a substantial amount of material into the U.S. in the near-term, it has created certainty and some control on the amount of material that can be imported through 2040. Demand for uranium beginning in 2022 and onwards can be seen in the market as the result of this agreement.

Currently in the U.S., there are 94 operating reactors and, it is important to note, nuclear reactors supply about 20 percent of U.S. base load electricity, according to the Nuclear Energy Institute. Despite the headlines of reactors shutting down, it is notable that there are two reactors currently under construction and 21 more in the planned or proposed stage. The Department of Energy is also pushing for a change in Federal Energy Regulatory Commission rules to properly compensate nuclear power for its reliability and resilience, thereby protecting the stability of the U.S. grid. Uranium is also used in the U.S. nuclear arsenal and powers the Navy’s nuclear aircraft carriers and submarines. The nuclear industry said a diverse uranium supply is essential to keep that power flowing.

●	Security of Supply

It should be noted that utilities do not view all sources of uranium supply equally. Since uranium for reactor operation is not a substitutable, it is imperative for utilities to have a secure source of material. As such, utilities do not view the spot market as a primary source of supply of uranium but instead more as an augmentative source. Extrapolating this concept further, material sourced from high cost operations in unstable jurisdictions would also be low on the security of supply totem pole. Fission’s Triple R deposit is a world-class, high grade deposit with low estimated operating costs, located in the safest uranium producing jurisdiction in the world.

Moreover, a by-product of the Section 232/NFWG and RSA processes, the source of the material is now an increasingly important consideration for many utilities as state rules may prohibit the procurement of uranium from embargoed or restricted countries. Triple R’s location in Canada places material sourced from it in the most widely accepted category of material.

●	Summary

The uranium market is showing signs of emerging from what has been a multi-year trough period as some of the world’s largest miners have suspended or reduced production due to the COVID-19 pandemic and the removal of the uncertainty overhang caused by the NFWG. Inventories continue to be drawn down, conversion and SWU prices have increased, at a time when major players are cutting primary production. All this amongst a backdrop of geopolitical tensions including possible government intervention. The backdrop is bullish for the uranium sector, for those situated in safe mining jurisdictions that host high grade, shallow uranium deposit

Page | 22

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

●	Uranium market

(Source: UxC LLC, www.uxc.com: November 2020)

Selected annual information

The financial information presented below for the current and comparative years was derived from the consolidated financial statements prepared in accordance with IFRS and is expressed in Canadian dollars.

	June 30, 2023	June 30, 2022	June 30, 2021
	$	$	$
Net loss	(10,175,660)	(5,670,125)	(828,642)
Total assets	50,447,412	29,936,942	13,435,587
Current liabilities	4,162,660	1,459,298	73,284
Shareholders’ equity	44,245,128	28,374,791	13,362,303
Basic and diluted loss per common share	(0.03)	(0.02)	(0.00)

Summary of quarterly results

The financial information presented below for the current and comparative periods was derived from annual financial statements prepared in accordance with IFRS or interim financial statements prepared in accordance with IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

Page | 23

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Summary of quarterly results (continued)

	June 30,	March 31,	December 31,	September 30
	2023	2023	2022	2022
	$	$	$	$
Exploration and evaluation assets	29,762,105	27,601,450	20,479,620	17,545,881
Working capital	16,277,693	7,344,859	10,938,769	10,629,336
Net income (loss)	832,395	(1,578,864)	(8,927,659)	(501,532)
Net profit (loss) per share basic and diluted	0.00	(0.00)	(0.03)	(0.00)
	June 30	March 31	December 31	September 30
	2022	2022	2021	2021
	$	$	$	$
Exploration and evaluation assets	14,463,391	11,584,975	11,405,196	11,600,277
Working capital	13,898,610	17,066,095	16,814,831	9,351,388
Net income (loss)	581,998	(2,954,049)	(2,711,947)	(586,127)
Net profit (loss) per share basic and diluted	0.00	(0.01)	(0.01)	(0.00)

Net profit in the previous quarter increased primarily to due to the recovery of exploration costs relating to receipt of cash and stocks for the Traction Options. Quarter to quarter variances are due to fluctuations corporate and exploration activity driven by cash timing of exploration programs and corporate initiatives. There will be continued volatility quarter to quarter in light of this.

Results of operations

The expenses incurred by the Company are typical of junior exploration and development companies that do not have established cash flows from mining operations. Changes in these expenditures from quarter to quarter are impacted directly by non-recurring activities or events.

Comparison of the three and twelve months ended June 30, 2023

The Company had a net loss of $2,792,395 and $8,215,660 for the three and twelve months ended periods compared to net recovery of $581,998 and net loss of $5,670,125 net loss for the comparable prior periods. The change in net loss is primarily attributable to the following factors:

●	Consulting and directors’ fees and wages and benefits increased due to increased operating activity.

●	Share-based compensation increased in the current period due to RSU option grants not occurring in the previous period.

●	Public relations and communication increased as a result of increasing shareholder awareness of the Company’s activities.

●	Professional fees decreased because in the previous period, the Company incurred business development expenses incurring additional legal fees.

●	Recovery of flow through share premium for incurring eligible exploration expenditures in the previous quarter resulted in a net recovery position for the prior quarter.

Page | 24

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Liquidity and capital resources

The Company is an exploration and evaluation stage company and has not yet determined whether its exploration and evaluation assets contain ore reserves that are economically recoverable. Recoverability of amounts shown for exploration and evaluation assets, including the acquisition costs, is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon its ability to fund its operations through equity financing, joint ventures, option agreements or other means. As at June 30, 2023 the Company had cash and cash equivalents of $17,723,499 and a working capital balance of $16,277,693. Management estimates that the Company has sufficient funds to maintain its operations and activities for the upcoming year. The Company has no exploration agreements that require it to meet certain expenditures.

Private placements

September 1, 2023

The Company closed a bought private placement for gross proceeds of $20,000,000 comprising 41,237,113 flow-through shares of the Company at a price of $0.485 per share.

Each Unit issued pursuant to the Offering is comprised of one common share of the Company and one half common share purchase warrant. Each FT Unit is comprised of one common share of the Company to be issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) (each, a “FT Share”) and one half of one Warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.485 for a two year period. The Company paid a cash fee of $1,086,250 and incurred $78,580 in expenses in connection with this private placement. The Company also issued 2,239,690 brokers’ warrants which entitles the holder to purchase one common share of the Company at a price of $0.485 per share.

May 26, 2023

On May 26, 2023, the Company closed a private placement for gross proceeds of $12,000,000 comprising:

●	4,255,319 flow-through units of the Company (each, a “FT Unit”) at a price of $0.47 per FT Unit for gross proceeds of $2,000,000 from the sale of FT Units; and

●	21,276,596 FT Units to be sold to charitable buyers (each, a “Charity FT Unit”) at a price of $0.47 for gross proceeds of $10,000,000 from the sale of Charity FT Units.

Each FT Unit issued pursuant to the offering is comprised of one common share of the Company and one-half common share purchase warrant. Each FT Unit is comprised of one common share of the Company to be issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) (each, a “FT Share”) and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.47 at any time on or before May 26, 2026. The Company paid cash finders’ fees of $712,500 and incurred $117,307 expenses in connection with this private placement which has been recorded as share issuance costs. The Company also issued 1,515,957 brokers’ warrants which entitles the holder to purchase one common share of the Company at a price of $0.35 at any time on or before May 26, 2025.

Page | 25

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Liquidity and capital resources (continued)

December 21, 2022

The Company closed a private placement for gross proceeds of $8,000,000, comprising 19,047,619 flow-through shares of the Company at a price of $0.42 per share.

The Company paid a cash finders’ fee of $450,000 and incurred $169,024 in expenses in connection with this private placement which has been recorded as share issuance costs. The Company also issued 1,071,427 brokers’ warrants which entitles the holder to purchase a one common share of the Company at a price of $0.42 per share at any time on or before December 21, 2024. The fair value of the brokers’ warrants was determined based on the closing trading price on December 21, 2022 and the fair value of warrants was determined using the Black-Scholes pricing model. $137,000 was recorded as share issuance cost. The fair value of the warrants was determined using the Black-Scholes pricing model using the following assumptions: a volatility of 110.80%; risk-free interest rate of 3.65%; expected life of 2 years; and a dividend rate of 0%.

Related party transactions

The Company has identified the CEO, COO, CFO, VP Exploration, and the Company’s directors as its key management personnel.

	2023	2022
	$	$
Compensation costs

Wages, consulting and directors fees paid or accrued to key management personnel and companies controlled by key management personnel	1,094,968	607,413
Office rent paid to a company with common directors and officers		4,800
Share-based compensation pursuant to the vesting schedule of options granted to key management personnel	4,375,167	972,866
	5,470,135	1,585,079

Exploration and evaluation expenditure	600,529	19,992
Total	6,070,664	1,605,071

Included in accounts payable at June 30, 2023 is $59,091 (June 30, 2022 - $31,219) for expenses due to key management personnel and companies controlled by key management personnel. Amounts were non-interest bearing, unsecured and due on demand. These transactions were in the normal course of operations.

Outstanding share data

As at the date of this document, the Company has 456,374,570 common shares issued and outstanding, 23,683,857 incentive stock options outstanding with exercise prices ranging from $0.12 to $0.33 per share, 51,337,084 warrants outstanding with exercise prices ranging from $0.20 to $0.485 per share, and 24,243,451 restricted stock units outstanding.

Page | 26

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Financial Instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company classifies its financial instruments as follows:

Financial Instrument	Classification
Cash and cash equivalents	FVTPL
Marketable securities	FVTPL
Accounts payable and accrued liabilities	Amortized cost

Lease liability	Amortized cost

Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss in the period in which they arise.

Selected investments in equity instruments at FVTOCI are initially recorded at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Key estimates and judgments

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Judgements

●	the recoverability of mineral properties and exploration and evaluation expenditures incurred on its projects; the Company capitalizes acquisition, exploration and evaluation expenditures on its statement of financial position, and evaluates these amounts at least annually for indicators of impairment;

●	the functional currency and reporting currency of the parent company, the Company., is the Canadian Dollar. The functional currency Fission Energy Peru S.A.C. is the Peruvian Sol. The functional currency determination was conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates. The determination of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency if there are changes in events and conditions of the factors used in the determination of the primary economic environment; and

Page | 27

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Key estimates and judgments (continued)

●	the Company determines the flow-through share premium by allocating the total funds received between common share and flow-through premium liability by first assessing the fair value of the common shares issued, based on market price at issuance, with any excess considered being allocated to warrants (if any) and the flow-through premium.

Estimates

●	the discount rate used to present value the lease liability related to the office rent was estimated to be 18% which was based off of the Company’s interest rate on their corporate credit cards as the Company does not have any other interest bearing debt;

●	the inputs in accounting for share-based payment transactions in the statement of loss and comprehensive loss (using the Black-Scholes model) including volatility, probable life of options granted, time of exercise of the options and forfeiture rate; and

●	the determination of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

Significant accounting policies

A summary of the Company’s significant accounting policies is included in Note 3 of the audited financial statements for the year ended June 30, 2023.

Cautionary notes regarding forward-looking statements

Certain information contained in this MD&A constitutes “forward-looking statements” and “forward looking information” within the meaning of Canadian legislation.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. The Company believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon.

This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; estimated exploration and development expenditures; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on the Company; the ability for the Company to identify suitable joint venture partners; exploration, development and expansion plans and objectives; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as the Company’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed below in this MD&A under the heading “Risks and uncertainties”.

Page | 28

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the year ended June 30, 2023 (Expressed in Canadian dollars, unless otherwise noted)

Cautionary notes regarding forward-looking statements ( continued)

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being exhaustive. Statements relating to “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward looking information after the date of this MD&A or to conform such information to actual results or to changes in the Company’s expectations except as otherwise required by applicable legislation.

Risks and uncertainties

The Company is subject to a number of risks and uncertainties, including: uncertainties related to exploration and development; uncertainties related to the nuclear power industry; the ability to raise sufficient capital to fund exploration and development; changes in economic conditions or financial markets; increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or inability to obtain permits encountered in connection with exploration activities, labour relations matters, and economic issues that could materially affect uranium exploration and mining. The cost of conducting and continuing mineral exploration and development is significant, and there is no assurance that such activities will result in the discovery of new mineralization or that the discovery of a mineral deposit will be developed and advanced to commercial production. The Company continually seeks to minimize its exposure to these adverse risks and uncertainties, but by the nature of its business and exploration activities, it will always have some degree of risk.

Page | 29

SCHEDULE “P”

F3 Interim Financial Statements and related MD&A

(see attached)

Management’s Discussion & Analysis

F3 Uranium Corp.

For the Nine Months Ended
March 31, 2024

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Introduction

The following Management’s Discussion and Analysis (“MD&A”), prepared as of May 30, 2024, should be read in conjunction with the condensed interim consolidated financials for the same period and the consolidated financial statements and accompanying notes of F3 Uranium Corp. (formerly Fission 3.0 Corp.) (the “Company”) for the nine months ended March 31, 2024 and the audited year ended June 30, 2023 with relates notes thereto.

The Company’s condensed interim consolidated financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) as at March 31, 2024.

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com. Further information including news releases and property maps are available on the Company’s website at www.fission3corp.com, or by requesting further information from the Company’s head office located at 750 – 1620 Dickson Ave., Kelowna, BC, Canada, V1Y 9Y2.

Forward looking statements

Statements in this report that are forward looking could involve known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Should one or more of these unknown risks and uncertainties, or those described under the headings “Cautionary notes regarding forward-looking statements” and “Risks and uncertainties” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements.

Scientific and technical disclosure

Scientific and technical information in this MD&A was reviewed and approved by Raymond Ashley, P. Geo., Vice President Exploration of the Company. Raymond Ashley is a “Qualified Person” as defined by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Description of business

The Company was incorporated on September 23, 2013 under the laws of the Canada Business Corporations Act in connection with a court approved plan of arrangement to reorganize Fission Uranium Corp. (“Fission Uranium”) which was completed on December 6, 2013 (the “Fission Uranium Arrangement”).

The Company is a junior resource issuer engaged in the acquisition, exploration, and development of uranium resource properties in Alberta, and in the Saskatchewan’s Athabasca Basin. The Company’s primary objective is to locate, evaluate and acquire properties with the potential to host high grade uranium. The preference is to evaluate early stage properties with the potential to host high grade uranium at shallow depths and to finance their exploration and potential development by way of equity financing, joint ventures, option agreements or other means. Therefore, the Company engages in early stage land acquisitions and is a “Project Generator”.

The Company has approximately 211,384 ha of exploration properties with uranium potential in Saskatchewan and Alberta in Canada.

The Company’s award-winning management and technical team have a track record of acquiring highly prospective uranium properties, and successfully exploring and developing them for potential sale. By embracing the Project Generator model, the Company, through property option and joint venture agreements and technical expertise as operator, has the ability to attract financial partners.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “FUU”, the OTCQB marketplace in the U.S. under the symbol “FISOF” and the Frankfurt Stock Exchange under the symbol “2F3”.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Corporate goals

Overall

The Company’s goals are to discover an economic uranium deposit through exploration and to develop it. In addition, the Company will use its award-winning technical team to continually identify, evaluate and stake mineral claims in the Athabasca Basin that are prospective for high-grade uranium for exploration at a later stage. The Company’s properties are located primarily in and around Saskatchewan’s Athabasca Basin, home of the richest uranium deposits in the world.

The Company’s intent is to utilize specialized exploration surveys and interpretations that led to the successful discovery of Fission Uranium’s shallow, high-grade uranium discovery at Patterson Lake South (PLS) to advance its properties. These include its innovative approach to ground EM and IP geophysical and radon surveys, underwater spectrometer analysis and radiometric airborne surveys; the same technology used to identify the high-grade boulder field at PLS.

Management continues to believe that long-term world-wide uranium demand and the corresponding nuclear power plant build-out will require new uranium supply to meet this expected new demand. As such, management is highly optimistic about the long-term prospects for the uranium market and the Company remains committed to advancing its exploration plans in the Athabasca Basin to emulate the success of its predecessor companies, Fission Uranium and Fission Energy Corp. In addition, the Company will continue to examine joint venture, property acquisition, and other strategic corporate opportunities to enhance shareholder value.

Spin-out of F3 Uranium Corp.

On January 16, 2024, the Company announced that it has initiated steps to spin out (the “Spin-Out”) 17 of the Company’s prospective uranium exploration projects in the Athabasca Basin including the Murphy Lake, Cree Bay, Hearty Bay, Clearwater West, Wales Lake, Todd, Smart Lake, Lazy Edward Bay, Grey Island, Seahorse Lake, Bird Lake, Beaver River, Bell Lake, Flowerdew Lake, James Creek, Henderson Lake and Wales Lake East and West properties (collectively, the “Properties”) into a newly incorporated wholly-owned subsidiary to be named F4 Uranium Corp. (“F4”). The Patterson Lake North Property along with the Broach and Minto Properties (collectively, the “PLN Project”), totaling 39,946 hectares, will remain with F3. It is expected that the Spin-Out will be effected by way of a plan of arrangement (the “Arrangement”), under the Canada Business Corporations Act.

Summary of significant accomplishments and corporate developments for the period ended March 31, 2024

A new uranium discovery at the PLN Property, named the JR Zone, was made in the second drill hole of the fall program. PLN22-035 is a 730 m step-out from a weakly mineralized drillhole, PLN14-019, drilled in 2014. Uranium assay results from the discovery hole PLN22-035 at PLN, returned one continuous 15.0 m interval averaging 6.97% U3O8 including a high-grade 5.5 m interval averaging 18.6% U3O8 and an ultra high-grade core assay of 59.2% over 1.0 m.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties

A list of the Company’s uranium exploration properties, their current project status and their carrying value as at March 31, 2024 is shown below. This table excludes the 37 claims at Hobo Lake which was subsequently exchanged for another set of claims on January 22, 2024; the carrying value of Hobo Lake at March 31, 2024 was $949,675. See Note 8(d)(ii) of the nine months ended March 31, 2024 financial statements, and further discussion below.

Property	Location	Ownership	Claims	Hectares	Stage	Carrying value
PLS Area
Clearwater West	Athabasca Basin Region, SK	100%	3	11,786	3	225
Patterson Lake North	Athabasca Basin Region, SK	100%	2	4,074	3	46,124,514
Broach	Athabasca Basin Region, SK	100%	17	19,023	3	951,498
Minto	Athabasca Basin Region, SK	100%	23	19,864	3	788
Wales Lake	Athabasca Basin Region, SK	100%	31	42,134	3	1,274,478
Smart Lake	Athabasca Basin Region, SK	100%	3	1,870	1	863
Todd	Athabasca Basin Region, SK	100%	4	9,704	2	24,592
James Creek	Athabasca Basin Region, SK	100%	2	1,089	1	-
Total: PLS Area			85	109,544		48,376,958

Key Lake Area
Bird Lake	Athabasca Basin Region, SK	100%	1	1,803	2	270,071
Grey Island	Athabasca Basin Region, SK	100%	22	47,912	1	35,193
Lazy Edward Bay	Athabasca Basin Region, SK	100%	11	1,828	3	54,431
Seahorse Lake	Athabasca Basin Region, SK	100%	3	7,519	2	185,591
Henderson Lake	Athabasca Basin Region, SK	100%	1	1,427	1	-
Total: Key Lake Area			38	60,489		545,286

Beaverlodge/Uranium City Area
Beaver River	Athabasca Basin Region, SK	100%	9	7,599	2	286,883
Hearty Bay	Athabasca Basin Region, SK	100%	7	11,173	3	196,134
Total: Beaverlodge/Uranium City Area 16				18,772	483,017

Northeast Athabasca Basin Area
Bell Lake	Athabasca Basin Region, SK	100%	1	2,225	1	-
Cree Bay	Athabasca Basin Region, SK	100%	16	14,080	3	1,053,922
Flowerdew Lake	Athabasca Basin Region, SK	100%	4	5,664	1	11,402
Murphy Lake	Athabasca Basin Region, SK	100%	8	609	3	3,899,587
Total: Northeast Athabasca Basin Area		29		22,578	4,964,911

Totals		168		211,383	54,370,172

Exploration Stage:

1.	Prospecting

2.	Line Cutting, Geophysical Exploration (including IP and EM surveys), Rock and Soil Sampling,

3.	Drilling

Within the Athabasca Basin Region, the Company’s properties are all located in areas that are prospective for near surface uranium mineralization in both basement and unconformity hosted models. The emphasis for land selection has been on identifying shallow hosted mineralization potential in conjunction with underlying structural and alteration features associated with appropriate lithologic units, with a focus on being near historic mining districts (such as Beaverlodge / Uranium City in north-western Athabasca Basin region and Key Lake area in the eastern Athabasca Basin region) or emerging major mining districts (such as the south-western Athabasca Basin region). As such, property locations tend to be proximal to the Athabasca Basin margins. Three geographic areas represent a key focus area and these include:

1.	PLS Area: Includes 109,544 ha in eight properties.

2.	Key Lake Area: Includes 60,489 ha in five properties.

3.	Beaverlodge/Uranium City Area: Includes 18,772 ha in two properties.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

There are four other highly prospective properties within the Athabasca Basin Region in Saskatchewan which fall outside these three geographical areas, all situated in geologically attractive settings that indicate the potential to host uranium mineralization.

PLS Area, Canada

The PLS area has been the focus of two of the most significant, recently discovered deposits in the Athabasca Basin; Fission Uranium’s Triple R and NexGen Energy’s Arrow deposits, and more recently the JR Zone on the Company’s PLN Property. The area is considered an important, major emerging uranium mining district of the Athabasca Basin. The PLS Area portfolio consists of 85 claims and 109,544 ha on eight properties. The PLN property is considered the most advanced and is located approximately 17 km to the north of Fission Uranium’s Triple R deposit.

Recent developments on the PLS Area properties include:

Clearwater West Property

The Clearwater West property (CWW) encompasses three contiguous claims covering 11,786 ha. The uranium mineralization model that is envisioned for the CWW property is analogous to the structurally controlled Athabasca Basin unconformity deposits. These deposits are generally associated with hydrothermally altered, structurally controlled metasedimentary lithology, which appears as magnetic lows on geophysical surveys.

Between 2013 and 2015 various airborne and ground geophysics programs were conducted to investigate and evaluate the subsurface properties. The goal was to assist in assessing exploration potential and identifying drill targets. In 2013, a high-resolution magnetic and radiometric airborne survey was completed over the entire property. In 2014, an airborne VTEM magnetic and electromagnetic (EM) geophysical survey identified several EM conductors on the property’s east side. These may represent on-strike continuation of the EM conductors seen on the PLS property immediately to the north. In 2015, a DC resistivity and EM ground geophysical survey prioritized drill locations over eight separate EM conductors.

In 2015, a three-hole drill program spanning 534 m was completed. Drilling intersected wide intervals of hydrothermal alteration and structural features and locally narrow anomalous radioactivity, with a peak of 2,333 cps over 0.1 m (measured from a down-hole gamma probe).

In May 2023 an option agreement was entered into with SKRR Exploration Inc. respecting an option for SKRR to acquire up to a 70% interest in the property.

Patterson Lake North (PLN) Property

The PLN property consists of 2 claims covering 4,074 ha and is located 17 km to the north of Fission Uranium’s PLS high-grade Triple R uranium deposit. The PLN Property hosts the recently discovered JR Uranium Zone.

A summary of exploration activity on the PLN property is as follows:

During winter 2014, radon-in-water and radon-in-sediment samples from Hodge Lake and Harrison Lake were collected and analyzed for radioelement content. Results were inconclusive.

Over the winter and summer of 2014, a total of 10 diamond drill holes were completed on the A1, B1 (aka A1B), A3 and A4 conductors totaling 4,118 m of drilling. The most significant result came from drill hole PLN14-019, which tested the A1 EM conductor. This hole encountered anomalous radioactivity confirmed with geochemical analysis and assayed 0.047% U3O8 over 0.5 m. These results increased the potential of the A1 conductor to host high-grade uranium mineralization.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

PLS Area, Canada (continued)

Patterson Lake North Property (continued)

In February 2019, the Company completed a winter drill program. The program drilled a total of 2,051 m in six completed holes and two holes that were abandoned due to poor ground conditions. The drilling focused on the northwest-southeast trending A1 basement hosted EM conductor. Previous drilling in 2014, including hole PLN14-019 (6.0 m @ 0.012% U3O8), indicated the conductive corridor to be prospective for mineralization. All six holes encountered strong hydrothermal alteration over variable widths and several narrow radiometric anomalies, including a downhole radiometric peak of 1,382 cps (PLN19-026), often a key signature of mineralized systems. The A1 conductive corridor remains prospective to the south, and PLN hosts multiple drill targets that remain untested on the property and will be the subject of future exploration.

From January to June 2022 DC Resistivity and TDEM surveying was carried out on the G4 grid, an area on the west side of the PLN Property where the southeast trending A1 conductor had been previously identified through geophysical surveying and limited drilling. The 13.95 line-km of DC Resistivity and 4.9 line-km of Small Moving Loop TDEM were designed to extend coverage of the A1 conductor to the west boundary of the Property.

The fall drilling program began on November 10, 2022. One sonic and two diamond drills commenced on the previously undrilled 800 m northwest strike extension of the A1 conductor, which is approximately three-kilometers-long. The second drill hole of the fall program led to a new uranium discovery, named the JR Zone.

PLN22-035, a drill hole located 730 m away from a weakly mineralized drillhole (PLN14-019) drilled in 2014, targeted the ground Time Domain Electromagnetic (TDEM) A1 conductor. The first follow-up drill hole to this new high-grade discovery, PLN22-038, intersected 3.48 m of total composite mineralization with greater than 10,000 cps. This included 2.5 m of total off-scale radioactivity (>65,535 cps), which occurred as pitchblende patches. Furthermore, two out of three follow-up holes intersected significant radioactivity. PLN22-040 was along strike from the discovery hole, and PLN22-041 was up-dip from PLN22-038.

Uranium assay results from the discovery hole PLN22-035 at PLN returned one continuous 15.0 m interval averaging 6.97% U3O8. This includes a high-grade 5.5 m interval averaging 18.6% U3O8 and an ultra high-grade core assay of 59.2% over 1.0 m.

A winter program of step-out drilling started on January 3, 2023. The program used a sonic drill to case holes through overburden and a diamond drill to complete the holes through bedrock. The aim was to test for continuation of mineralization along the JR Zone (A1 Shear) along strike, and up and down dip. The program completed 21 holes, with an additional three holes cased through the overburden in preparation for an anticipated summer 2023 drill schedule.

Highlights included DDH PLN23-060, which was collared on line 060S and intersected the strongest radioactivity to date with 5.00 m of 26.7% U3O8 between 243.0 m and 248.0 m. This includes 3.5 m of 37.1% U3O8 and 1.0 m of 57.6% U3O8. Holes PLN23-061 and PLN23-062 were cored 75 m and 90 m respectively to the south of the JR Zone discovery hole, with PLN23-061 returning assays of 4.6% U3O8 over a 12.5 m interval including a high-grade 5.0 m interval averaging 10.9% U3O8, which further included a 3.0 m interval grading 16.1% U3O8. PLN23-062 intersected a high-grade core of 15.0% U3O8 over a core length of 1.0 m.

This drilling program, spanning 7,575 m expanded the known length of the JR Zone to 105 m.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

PLS Area, Canada (continued)

Patterson Lake North Property (continued)

In June 2023 an airborne Lidar survey was commissioned over the property to provide detailed DEM values. A total of 983.8 hectares was surveyed over the newly discovered JR Uranium Zone.

Mobilization with two diamond drills commenced on June 7, 2023 for a planned 30 hole summer drill program to expand on the highly successful winter drill results at the JR Zone.

Highlights of the summer program included hole PLN23-068 on line 060S which returned 18.0 m of 8.8% U3O8, including a high grade 11.5 m interval averaging 13.7% U3O8, further including an ultra-high-grade core of 4.5 m of 30.1% U3O8. Also hole PLN23-079 on line 045S which returned 12.0 m of 10.3% U3O8, including a high grade 6.5 m interval averaging 18.9% U3O8, further including an ultra-high-grade core of 2.5 m of 38.8% U3O8. Holes PLN23-073 & PLN23-074 tested for mineralization up-dip of previous intercepts and both holes intersected anomalous radioactivity within 8 m of the unconformity. PLN23-073 on line 060S returned 8.5 m of 2.14% U3O8, including a high grade 1 m interval of 17.2% U3O8. PLN23-074 on line 075S returned 15.0 m of 0.37% U3O8, including higher grade 0.5 m intervals of 2.58% U3O8 and 1.64% U3O8.

The B1 conductor/shear zone area, to the south of the JR Zone/A1 conductor, represents an area of widespread structural complexity with evidence of significant reactivated reverse structures into the sandstone. Hole PLN23-078 first confirmed the B1 conductor as corresponding to a major shear zone. Hole PLN23-093 tested B1 and returned a 2.0 m interval with significant individual boron values between 3,000 ppm and 10,000 ppm. Boron values over 5,000 ppm have previously only been intersected on the property within Athabasca Sandsone immediately above the JR Zone, 3.5 km away. Hole PLN23-095 was the first hole to intersect anomalous radioactivity at B1, 840 m to the north of PLN23-093. PLN23-095 on line 2610S intersected 0.5 m of 300 cps radioactivity from 610 m to 610.5 m.

By September 19, 2023 the summer program was concluded with a total of 14,291.4 m in 30 completed diamond drillholes and 44 sonic drill pre-casings.

In July 2023, an airborne magneto-telluric (MT) survey was completed that covered the entirety of the PLN Property. Preliminary survey results indicate that the prospective conductive corridor which hosts the JR Zone discovery at its north end now has a one third increase in total strike length to 4.9 km, displaying an extension of 1.3 km further to the SE than the previously defined historical A1 and parallel and offset B1 conductors. Final interpreted results are pending.

In October 2023, Dias Geophysical of Saskatoon commenced a Dias32-3DIP ground resistivity survey. The purpose of the survey was to obtain a signature over the JR Zone and to develop targets for drilling in 2024 over the B1 conductor and the newly defined 1.3 km extension to the southeast. The area to be surveyed was based on an interpretation of the 2D results of the airborne MobileMT electromagnetic survey conducted in July 2023. The work was completed in early February 2023 and results are pending processing and interpretation by Geotexera Inc.

The fall diamond drill program followed immediately upon the heels of the summer program, commencing with hole PLN23-101. PLN23-102, collared 3.4 km south of the JR Zone on line 3450S, was the second hole to intersect anomalous radioactivity along the recently discovered B1 Shear Zone. The hole encountered 96 m of cumulative core loss in the Athabasca sandstone between 176 m and 338 m and 0.5 m of 79 ppm uranium from 411.5 m to 412 m. Follow-up hole PLN23-105 on the same grid line returned 7.5 m of 48 ppm uranium between 528.5 m and 535.0 m, including 0.5 m of 137 ppm uranium from 531.5 m to 532.0 m.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

PLS Area, Canada (continued)

Patterson Lake North Property (continued)

JR Zone drilling returned the highest assay to date within hole PLN23-110 on line 015S, with 2.0 m of 42.4% U3O8 from 226.0 m to 228.0 m, including 1.5 m of 55.4% U3O8 and 0.5 m of 66.8% U3O8. PLN23-101 extended mineralization up-dip on grid line 015S with 11.5 m of 0.76% U3O8 from 218.5 m to 230.0 m, including 1.5 m intervals of 1.77% U3O8 and 2.64% U3O8. Other notable intercepts include hole PLN23-112 on line 060S with 8.0 m of 1.03% U3O8 between 229.0 m and 237.0 m, including 0.5 m of 13.2% U3O8, and 3.5 m of 4.24% U3O8 between 237.0 m and 240.5 m, including 0.5 m of 20.0% U3O8.

The fall 2023 drill program concluded on December 11, 2023 with a total of 8,550.5 m in 15 completed diamond drillholes and 31 completed sonic drill pre-casings.

The winter drill program ran between January – April 2024 and totaled 30 diamond drillholes for a total drill meterage of 12,100 m. The JR Zone continued to deliver high-grade intercepts including PLN23-137 with 18.5 m of anomalous radioactivity including a 1.25m intersection of composite off-scale (> 65,535 cps) mineralization. Considerable undrilled gaps remain open for exploration along the A1 main shear. Drilling along the B1 shear zone resulted in five drillholes that intersected anomalous radiation over a strike length of 600 m. Drill hole PLN24-133 targeted an area near the northwest end of the B1 shear zone and encountered a 120 m thick strongly altered and deformed basement wedge within the sandstone. An extremely graphitic structure was intersected within the basement wedge and in all follow up drilling on section and along strike. This offsetting reverse structure appears discordant to the B1 main shear and is likely related to the Harrison fault, a significant regional structure that played an important role in the developemnt of the Athabasca Basin.

During January-February 2024 65.6 line-kms of fixed loop surface SQUID electromagnetic coverage was completed to cover the B1 conductor/shear and southwest toward the A3 conductor. Interpreted results of this survey are pending.

A ground gravity survey covering sections of the A1 & B1 shear, and known conductors to the south, has been ongoing during the winter/spring of 2024. Results are pending.

Broach Property

The Broach Property comprises 17 claims totaling 19,023 hectares and is located contiguous to the south of the PLN Property, and 5.5 km north of the Triple R Uranium Deposit.

The Broach Lake EM conductors are situated nine kilometers to the north, adjacent and parallel to EM conductors of the Patterson Lake Structural Corridor, host to Fission Uranium’s Triple R deposit and NexGen’s Arrow Deposit.

During winter-spring 2014 a total of 31.5 km of moving loop time domain EM (MLTEM) and 34.0 km of induced polarization-DC resistivity (DCRES) surveying was completed to define drill targets on the conductors.

An additional 12.9 km of MLTEM and 16.0 km of DCRES were completed during winter 2022.

This was immediately followed up by five diamond drill holes totaling 3,015 m that targeted electromagnetic conductors and suspected ’sandstone chimney’ alteration that was indicated by the ground geophysical surveys. Hole PLN22-031 completed at Broach Lake intersected anomalous radioactivity of 510 cps, measured with a handheld RS-125 scintillometer, and a peak of 2,382 cps with the down-hole gamma survey. The anomalous results are associated with a narrow, brecciated fault zone. A 30 m wide graphitic mylonitic fault zone was encountered a further 150 m down-hole. The first two holes at Broach Lake (PLN22-028 and 030B) encountered visible dravite, often found in association with uranium mineralization.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

PLS Area, Canada (continued)

Broach Property (continued)

In June 2023, an airborne Lidar survey was commissioned in the northwest section of the property to provide detailed DEM values. A total of 451.5 hectares was surveyed.

In July 2023, an airborne magneto-telluric (MT) survey was completed that covered most of the Broach Property. The intention was to map structure and conductivity at depth and attempt to discern valid data beneath shallow horizontal conductive cretaceous layers. Results are pending.

In January 2024 two claims were appended to the southwest corner of the property after a land swap deal with CanAlaska Uranium Ltd.

Minto Property

The Minto Property comprises 23 claims totaling 19,864 hectares and is located contiguous to the north of the PLN Property.

In 2013, a VTEM MAX survey was conducted over the Minto Property. This survey revealed a strong ‘late time’ EM conductor with significant offsets, indicating cross structure. This sinuous feature, known as the ‘N’ conductor, is believed to extend onto the Minto Property in two locations. Ground follow up geophysical surveys indicated a wide complex conductor system that may consist of individual conductors that are not yet uniquely resolved.

A single test line of ground magneto-tellurics (MT) was completed over the ‘N’ conductor in October 2013.

During winter-spring 2014 surveys in the A4 Extension area and the ‘N’ conductor area included 27 km of moving loop time domain EM and 61.2 km of induced polarization-DC resistivity, conducted in order to define drill targets.

In winter 2022 a single diamond drill hole (PLN22-029) was completed on the ‘N’ conductor target. A total of 1,157 m was drilled. The unconformity was intersected at a depth of 675.9 m and the drill hole intersected multiple structures in the basement gneisses within a 91 m core interval that were strongly graphitic, in very broken sections of core displaying cataclastic and mylonitic textures indicative of both ductile shearing and brittle faulting. Anomalous radioactivity of 300 cps measured with a handheld RS-125 scintillometer was encountered in the drill hole at a depth of 783.3 m.

In July 2023, an airborne magneto-telluric (MT) survey was completed that covered the south part of the Minto Property. The intention was to map structure and conductivity at depth and attempt to discern valid data beneath shallow horizontal conductive cretaceous layers. Results are pending.

Smart Lake Property

The Smart Lake Property consists of three claims covering 1,870 ha. It is approximately 25 km northwest of, and roughly on trend with, the recently discovered PLN JR Uranium Zone. There is no recorded historic groundwork within the property claims, but nearby historic drilling indicates a bedrock unconformity depth in the range of 250 m.

Wales Lake Property

The Wales Lake Property consists of 31 claims in a single geographic block totaling 42,134 ha. It is located outside the margin of the southwest Athabasca Basin. The Wales Lake claims are situated approximately 25 km to the south and west of Fission Uranium’s flagship Triple R uranium deposit and occupies the same stratigraphic position within the Clearwater Domain. The Wales Lake project represents relatively shallow depth target areas outside of the margin of the Athabasca Basin.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

PLS Area, Canada (continued)

Wales Lake Property (continued)

In summer 2017, the Company contracted Geotech Ltd. to use their helicopter-borne VTEM system to survey a total of 1,546 line-km at 200 m line-spacing over the Wales Lake claims within Blocks A & C.

A ground geophysical small moving loop electromagnetic survey was conducted by Discovery Geophysics Inc., in November 2018 within the Block C area. Nine grid lines were surveyed for a total of 21.5 km. Survey lines targeted prospective anomalies interpreted from the 2017 airborne VTEM survey. As a result of analysis of both surveys, a claim of 5,547 ha was staked in December 2018 to capture prospective ground on the southwest corner of Block C.

In December 2018, follow-up drilling within Block C targeted anomalies as interpreted from the ground electromagnetic survey. The drilling resulted in two completed holes totaling 586 m. The intersected lithologies were gneissic with intervals of moderate to strong hematite and chlorite alteration. Hole WL18-002 encountered a 0.5 m interval of anomalous radioactivity associated with a pegmatite vein.

In June 2019 a small moving loop TEM survey was conducted over a distance of 3.2 km on a single line in the northwest claim block (Block A). The purpose was to better delineate VTEM conductors.

Subsequently in July and August 2019 a VTEM survey was flown over two distinct claim blocks, B and C, covering a total area of 1,096 km. The survey successfully identified several conductive packages. Ground follow-up is necessary for complex conductors and P-type responses to establish drill targets.

Todd Property

The Todd Property encompasses four claims covering 9,704 ha. Its eastern boundary aligns with the Fission Uranium Corp.’s PLS Property, which hosts the Triple R uranium deposit. Like the PLS Property, the Todd Property lies outside the Athabasca Basin’s sediment cover. Most of the Property overlies granites of the Clearwater Domain and high metamorphic grade orthogneisses of the Lloyd Domain.

Historically, minimal exploration work was conducted until 2013. During this year, Dale Resources Corp. (DRC) and Aldrin Resources Corp. (ARC) flew a high-resolution magnetic and electromagnetic (VTEM) airborne survey. This was done in tandem with an airborne spectrometer survey. Five areas within the Todd Property boundaries were selected for ground follow-up due to their anomalous uranium (ppm) values. It remains unclear whether any subsequent groundwork was carried out.

In 2016, DRC/ARC flew an airborne audio frequency electromagnetic (AFMAG ZTEM) survey over the south half of the Property. The interpretation of this survey revealed two zones indicating deep basement conductors extending into the sedimentary sections. Both zones are flanked by basement uplift and structure, as inferred from airborne magnetics.

James Creek Property

The James Creek Property was map-staked in January 2024 and comprises two non-contiguous claims covering 1,089 ha. The property is 43 km northeast of the PLN JR uranium zone, and 20 km southeast of the Shea Creek uranium deposits (four zones containing 67.57 Mlbs of U3O8 Indicated and 28.06 Mlbs U3O8 Inferred). The James Creek area is characterized by north-northwest trending strike-extensive electromagnetic conductors, associated with a wide magnetic low that may be indicative of favourable metasediment lithologies. The property has seen minimal recent exploration efforts and no historic drilling.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

Key Lake Area, Canada

The Key Lake area is a significant historic mining district that hosts the Key Lake uranium deposits and mine and mill complex, co-owned by Cameco Corp. and Orano Canada Inc. This mine produced 208 million pounds of uranium from 1975 to 1997. The Key Lake mill, one of the world’s largest, processed ore from the McArthur River uranium deposit. However, due to low uranium prices, Cameco announced an indefinite suspension of mining of McArthur River in 2018. The area is considered highly prospective for discovering new uranium occurrences.

The Company’s Key Lake Area portfolio includes five properties: Bird Lake, Grey Island, Lazy Edward Bay, Seahorse Lake and Henderson Lake. These properties total 38 claims and 60,489 ha. They are located within and near the Key Lake Shear Zone, a broad northeast-southwest trending metasedimentary corridor characterized by a magnetic low in geophysical surveys. Numerous basement EM conductors are present within this corridor.

These EM conductors in metasedimentary corridors represent the classic setting for structurally controlled Athabasca-style high-grade uranium deposits. The Company believes its Key Lake area properties could host near-surface high-grade uranium mineralization similar to the nearby historic Key Lake deposits. All properties have undergone significant historic exploration that has identified various geophysical and geochemical anomalies and enhanced their overall merits.

Recent developments on the Key Lake Area properties include:

Bird Lake Property

Acquired by staking in February 2020, the Bird Lake Property comprises one mineral claim with an area of 1,803 ha. It is located 13 km northeast of the McArthur River Uranium Mine. The property overlies a northeast trending regional magnetic low within favourable Wollaston domain lithologies and is associated with the prospective Bird Lake fault system, a large scale thrust fault with offset of up to 50 m and overlain by approximately 150 m of Athabasca sediments.

In April and May 2022, geophysical surveys were conducted, resulting in the collection of 11.53 line-km of DC Resistivity and 10.50 line-km of Small Moving Loop Time Domain Electromagnetics data. The interpreted responses were weak and no definitive drill targets could be established. However, there is potential to follow up historic (pre-Fission) drilling that targeted a possible extension of the Bird Lake fault trending onto the property from the east.

Grey Island Property

The Grey Island Property, acquired in October 2021 and expanded in January 2024, comprises 22 claims spanning an area of 47,912 ha. The property is situated 35 km east of a major basement structural feature, the Cable Bay Shear Zone (CBSZ). Prominent structural splays from the CBSZ intersect with a favourable northeast trending structure/conductor within the Grey Island property. A historic drill-hole on this feature revealed strong bleaching and alteration in the sandstone and anomalous uranium (2.16 ppm) above the unconformity. The basement rocks exhibited pyritic and highly graphitic mineralization.

Lazy Edward Bay Property

The Lazy Edward Bay Property was staked in April 2020 and comprises 11 mineral claims covering an area of 1,828 ha. This property is located over shallow sandstone cover along the highly prospective Wollaston-Mudjatik lithologic trend of the eastern Athabasca Basin. The western portion of the property captures most of the Ponderosa conductive trend, along with historic drill holes LE-072 and LE-073 that respectively encountered 170 ppm uranium in brecciated and sheared gneiss, and 40 ppm uranium along with 550 ppm boron within sandstone fault gouge. Claims in the eastern portion of the property cover part of the Liberty conductive trend, with nearby historic drillhole LE-001 intersecting 224 ppm U3O8 over 0.5 metres.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

Key Lake Area, Canada (continued)

Lazy Edward Bay Property (continued)

A ten-hole, 3,005 m drill program was carried out in May and June 2022. Drilling encountered favorable structure and alteration along the Horse West (aka Ponderosa) conductor near historic hole LE-073, confirming this conductive corridor’s prospectivity for possible high-grade uranium mineralization. Geochemical analyses of drill core returned weakly anomalous radioactivity over narrow widths. Further drilling along this conductor is warranted. The drilling program was funded by Traction Uranium Corp., per the terms of their December 9, 2021 Option Agreement whereby Traction can acquire up to a 70% interest in the property. On December 24, 2022, Traction terminated the option for the Lazy Edward Bay Property.

Seahorse Lake Property

The Seahorse Lake Property, staked in April 2020, encompasses three mineral claims over an area covering 7,519 ha. Situated above shallow sandstone cover, this property aligns with the highly prospective Wollaston-Mudjatik lithologic trend of the eastern Athabasca Basin. A historic drill-hole (4679-1-81) targeted a resistivity low anomaly and encountered fractured broken core from a depth of 53 m past the Athabasca unconformity to a depth of 139 m. In the summer of 2022, a ground Moving Loop Time Domain EM survey covered 14.55 km to define conductive geologic structures on the property. The survey responses likely indicated a wide conductive block as the source of historic airborne electromagnetic anomalies.

Henderson Lake Property

The Henderson Lake Property was staked in January 2024 and consists of one claim totaling 1,427 hectares. The area is characterised by the Cable Bay Shear Zone (CBSZ), a significant crustal-scale structural feature that transects the Athabasca Basin through the Mudjatik geologic domain. The property encompasses a small portion of a strike-extensive conductor system that is coincident with the CBSZ and lies just 20 km south of the Athabasca Basin’s sedimentary cover. Nearby historic drilling returned 0.06% U3O8 in quartz/pegmatite zones within graphitic semi-pelitic metasediments.

Beaverlodge/Uranium City Area, Canada

The Beaverlodge/Uranium City region is a major historic uranium mining district and was home to Saskatchewan’s first uranium mining operations. Before the discovery of high-grade uranium mineralization in the Athabasca Basin, the Beaverlodge area was Saskatchewan’s most important uranium mining district. Throughout the 1950’s and 1960’s, 52 mines were in operation.

The Beaverlodge/Uranium City Area portfolio consists of 16 claims covering 18,772 ha across two properties. The most recent developments on these properties are as follows:

Beaver River Property

The Beaver River Property consists of 9 claims totaling 7,599 ha. Located on the north central edge of Saskatchewan’s Athabasca Basin, it is approximately 44 km east of Uranium City, Saskatchewan. The property includes numerous confirmed EM basement conductors and several uranium showings with surface outcrop sample assays of up to 3.66% U3O8.

In May 2016, the Company completed an airborne VTEM survey covering 880 line-km at 200 m line-spacing. This survey was focused on the property’s eastern portion, an area known for its several identified historic in-situ uranium anomalies. The survey defined conductive packages over the entire project area, with more than 258 km of conductors identified by the VTEM survey. The interpreted results indicate the presence of complex conductor swarms requiring ground follow-up to establish drill targets. The project area is characterized by numerous zones of enhanced conductivity and many areas where trend widening is evident due to an increase in parallel multiple conductors. Additionally, there are numerous offsets and termination points indicative of cross structure.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

Beaverlodge/Uranium City Area, Canada (continued)

Beaver River Property (continued)

In July and August 2019, the Company carried out a field program that prospected historic showings, airborne radiometric anomalies, and VTEM anomalies near zones of structural complexity, in the south-central and north area of the property. Significant results from historic showings included Coin Canyon with assays of 2.55% U3O8 and 0.41% Ni, Kisiwak Lake running 2.04% U3O8 and 0.26 g/t Au, and the VIC showing with up to 1.1% U3O8, 0.98% Cu, and 0.14% Ni. New discoveries in the north area of the property included the Trigger Zone - a radioactive vein (0.3 m wide) hosted in a quartz-feldspar gneiss running up to 13.9% U3O8 and 2.27 g/t Au.

Hearty Bay Property

The Hearty Bay Property, located on the northern edge of the Athabasca basin, comprises seven mineral claims totalling 11,173 ha. It is situated 20 km west of the Fond-du-Lac uranium deposit and 60 km east of the Beaver Lodge uranium district.

The Property encompasses the historic Isle Brochet radioactive sandstone boulder trains. These are one-kilometer-long dispersal trains that trend along the main ice direction and containing up to 3% uranium. Several more radioactive boulders of both sandstone and basement origin were discovered approximately 600 m to the northeast, on the bottom of Lake Athabasca. Historic drilling near these boulders did not intersect any significant radioactivity, leaving the source undetermined. Historic surveys identified strong airborne EM conductors within the property, up-ice of the radioactive boulder trains.

In July-August 2019, the Company conducted a field program that examined glaciology characteristics of the radioactive boulder train area and prospected conductors and radiometric anomalies on the north mainland. Boulder prospecting on Isle Brochet yielded results exceeding historic findings, with uranium content up to 8.23% U3O8 in new sampling. Additionally, 271 km of detailed marine acoustic data was collected northeast of Isle Brochet and up-ice of the radioactive boulder trains. This data revealed structural lineaments and potential sandstone outliers that may be associated with the source of the radioactive boulders on Isle Brochet and represent possible drill targets. A marine spectrometer survey collected 1,161 measurements of the lake bottom in areas interpreted from the acoustic survey as prospective for sandstone outliers. This reaffirmed an area of submarine radioactive boulders found by Eldorado Nuclear/DNR in 1977 and located groupings of anomalous results further up-ice from the island boulder trains. A radon soil gas survey sampled 148 sites across the strike of the radioactive boulder trains; however, results from this survey were inconclusive.

In March 2022, the Company carried out a 77 line-km ground EM geophysics survey and completed 14 drill holes for a total of 1,304 m of diamond drilling. The objective was to test interpreted structural features and sandstone outliers based on the 2019 marine seismic acoustic survey in the main up-ice direction from the historic high-grade uranium boulder trains on Isle Brochet and beyond the known edge of the Athabasca Basin. While no sandstone outliers were identified, holes HB22-005 and HB22-008 intersected a three-meter zone and an 11.5 m zone, respectively of brecciated and faulted basement rocks with hydrothermal clay alteration. The ground EM survey identified previously unknown northeast-trending basement conductors to the northeast of Isle Brochet. Drillhole HB22-008 is located at the southwest end of these new two-kilometer-long subparallel conductors. The ground geophysics and drilling program was funded by Traction Uranium Corp., in accordance with the terms of the December 9, 2021 Option Agreement, whereby Traction can acquire up to a 70% interest in the property from the Company.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

Beaverlodge/Uranium City Area, Canada (continued)

Hearty Bay Property (continued)

In the fall of 2022, Palmer Environmental Consulting Group (now a division of SLR Consulting Ltd.) was employed to complete a reconnaissance field visit to Isle Brochet. The purpose was to characterize the surficial environment where high-grade uranium boulders were discovered and to identify suitable exploration strategies for ongoing work programs. A team prospected the south part of the island and discovered new in-situ mineralized boulders. It was also found that sub-glacial till, an optimal media for exploration purposes, was commonly present at depth. As a result, an island-wide base-of-till sampling program was developed and carried out by Palmer during winter 2023. The data revealed two distinct linear dispersal patterns in subglacial till composed of uranium and other pathfinder elements, thereby providing new target areas for drill testing in 2024. Six new radioactive boulders were also discovered that assayed up to 4.23% U3O8.

In conjunction with Palmers research work, an airborne Lidar survey was flown in fall 2022 to provide detailed glacial land form mapping to supplement the ground based studies.

In early 2024 a ground gravity survey was completed to cover areas of interest up-ice of the Isle Brochet radioactive boulders. The survey was expected to delineate areas of possible basement rock alteration that is favourable for uranium mineralization.

In March 2024 a sonic drill rig was mobilized to the property in a program designed to find the source of the glacially dispersed uraniferous boulders and anomalous till geochemistry on Isle Brochet. The program envisioned 2,000 m of drilling that would sample both overburden and bedrock. The program was halted due to deteriorating ice conditions.

Northeast Athabasca Basin Area, Canada

The Company possesses 29 claims, which total 22,578 ha, spread across four uranium properties in the Northeast Athabasca Basin area of Saskatchewan. This basin area overlays the northeast trending Wollaston-Mudjatik Transition/Shear Zone, expressed as a broad low magnetic zone in the basement rocks. This zone often exhibits conductive characteristics coinciding with known uranium deposits including McArthur River, Cigar Lake, and Rabbit Lake. All properties are prospective for basement and/or unconformity hosted mineralization settings.

The most recent developments on the Northeast Athabasca Basin Area properties are follows:

Bell Lake Property

Acquired in July 2023 through staking, the Bell Lake property consists of one claim totaling 2,225 ha. It is located within the northeast Athabasca Basin, approximately 55 km northwest of the McLean Lake Uranium Mine and Mill. Access is available from Provincial Highway #905, three kilometers to the west. Bell Lake is nine kilometers west of the recently discovered Hurricane Uranium Zone. Drilling at the Hurricane Zone in 2020 revealed high-grade mineralized intersections of 33.9% U3O8 over 8.5 m, including 57.1% U3O8 over 5.0 m. The Athabasca sandstone cover is expected to be approximately 300 m thick based on nearby drilling; however, no historic drilling has been carried out within the property.

Cree Bay Property

The Cree Bay property comprises 16 claims totaling 14,080 ha and is located on the inside edge of the northern Athabasca Basin. The town of Stony Rapids is 20 km to the north, and the historic Nisto uranium mine is 13 km to the northeast.

In August 2015, a high resolution airborne magnetic and radiometric survey covering 4,214 line-km at 50 m line spacing was completed over the property.

In September 2017, a DC Resistivity Induced Polarization ground geophysical survey was conducted, covering two separate grids spanning 24 km. The survey focused on sections of strong conductivity, interpreted from a historic airborne Geotem electromagnetic survey. It detected basement conductive features and some sandstone resistivity low (alteration) features. However, difficulties were encountered while surveying on Black Lake. The survey confirmed anomalous conditions indicative of alteration halos in the lower sandstone.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

Northeast Athabasca Basin Area, Canada (continued)

Cree Bay Property (continued)

In April 2019, Discovery Geophysics Inc. conducted a nine-line, 27 km DCIP Resistivity and moving loop TEM survey over the area identified as most prospective by the historic GEOTEM electromagnetic survey. The TEM survey results returned weak conductor responses, while the DC/IP resolved a strong resistivity anomaly on L2700 and a weaker one on L2100.

In June 2019, the Company completed a first pass drill program on the property. Two holes were drilled for a total of 1,045 m, encountering significant faulting, strong hydrothermal alteration, and elevated concentrations of pathfinder elements. The depth to the basement unconformity was intersected approximately 200 m deeper than expected, indicating a possible major offset in the vicinity. This could be a favorable setting for hosting high-grade uranium, such as at the MacArthur River deposit. Both holes were drilled on the same section line and intersected the same anomalous fault zone. This defined a broad target area, approximately 300 m, for potential follow-up drilling where it roughly projects to intersect the basement unconformity, approximately 600 m down dip.

Due to the deeper than expected basement unconformity, the previous ground geophysics could not image deep enough. In March 2022, the Company carried out a 10.5 line-km Sideline Moving Loop Time Domain Electromagnetic (TDEM) survey designed to pinpoint potential conductive basement faults at these greater depths and provide discrete drill targets. These may represent reactivated structures with the potential to provide pathways for uranium mineralizing fluids. The survey interpretation revealed two significant conductors: Conductor B is a shallower feature located underneath Black Lake; Conductor A is significantly deeper (between 383 m and 597 m depth) and lies along the west edge of the resistivity low anomaly that was detected during the 2019 surveys. This conductor location is west of where it was originally interpreted from the 2019 survey.

Flowerdew Lake Property

The Flowerdew Lake Property, acquired in October 2021, comprises four mineral claims totaling 5,664 ha. The property is located along the Wollaston-Mudjatik lithostructural transition zone, approximately 60 km northeast of Rabbit Lake. It overlies a strongly conductive basement feature that coincides with a significant resistivity low zone. This is indicative of altered basement meta-pelite rocks favourable for uranium mineralization. The property has not been drill tested.

Murphy Lake Property

The Murphy Lake Property comprises eight mineral claims covering an area of 609 ha. This Property is located in the eastern Athabasca Basin, on the west edge of the favourable Wollaston-Mudjatik lithologic trend. The Property covers a curvilinear EM conductor that is a splay to the east from a regional conductive trend. This trend hosts the La Rocque Uranium Zone, 4.5 km to the west, where intersections along a 400 m drill-defined strike length have returned up to 18.6% uranium over 2.7 m, along with high values of associated base metals and gold. The same trend hosts the Hurricane Uranium Zone recently discovered by ISO Energy Ltd., which is currently 575 m long, 75 m across, and 11 m thick.

Historic drilling by Areva along the conductor within the Property intersected a graphitic and sulphide rich basement conductive unit, with assays up to 199 ppm uranium at 350 m depth, just above the unconformity.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Exploration properties (continued)

Northeast Athabasca Basin Area, Canada (continued)

Murphy Lake Property (continued)

A five-hole, first-pass drill program spanning 2,502 m was initiated in July 2022. The initial aim of the program was to follow a north-striking conductor trend on the east side of the property where Cameco intersected uranium values up to 0.09% U3O8 in historic drill hole Q23-5, 3.2km south of the property boundary. The intersection of encouraging graphite and sulphide-rich basement structures prompted the Company to continue to define the structures northward with ground EM Geophysics. The drill program was expanded and consisted of 14 completed drillholes totalling 6,850m. Drill hole ML22-006, located 4.2km north of Cameco’s historic drill hole Q23-5, intersected a two-meter interval of variable radioactivity including a 0.5 m interval with a maximum of 2,300 cps, 20.9 m below the Athabasca Unconformity. This resulted in laboratory assays of 0.065% U3O8 over 2.5m from 322.5m to 325.0m, including 0.242% U3O8 over 0.5m.

Traction Uranium Corp. Option Agreements

On December 9, 2021, the Company entered into two Option Agreements with Traction Uranium Corp. (Traction) for Traction to acquire up to a 70% interest in two properties controlled by the Company: Hearty Bay Project, and the Lazy Edward Project.

On February 28, 2023, the Company entered into an amending agreement with Traction to extend the time for Traction to incur the exploration expenditures.

Hearty Bay Project

Pursuant to the Option Agreements in respect of the Hearty Bay Project (the “Hearty Bay Agreement”), the Company granted an option to Traction to acquire a 50% interest in the Hearty Bay Project for the following consideration:

i.	Pay cash payments to the Company of $650,000 over a two-year period (met - $150,000 received in 2024; $200,000 received in 2023; and $300,000 received in 2022).

ii.	Issue shares to the Company equal to 7.5% of the number of issued and outstanding common shares of Traction that are outstanding as of such date, provided Traction has completed one or more equity financings for gross proceeds of $2,000,000 by such date (the Company received 3,023,476 Traction shares on December 29, 2021 with a fair value of $2,569,955) (met).

iii.	Incur $3,000,000 in exploration work on the Hearty Bay Property by December 31, 2024. On March 11, 2022, the Company received $1,000,000 in cash to be used for mineral expenditures. As at June 30, 2023, the Company had incurred the $1,000,000 in eligible expenditures. During the period ended March 31, 2024, the Company received an additional $2,000,000 in cash to be used for mineral expenditures. As at March 31, 2024, the Company incurred $479,763 in eligible expenditures and has a commitment to spend the remaining $1,520,237.

To acquire the additional 20% interest in Hearty Bay Project, Traction will need to incur the following:

i.	Additional cash payments totalling $350,000 ($150,000 on or before June 6, 2025; and $200,000 on or before December 9, 2025).

ii.	Incur an additional $3,000,000 in exploration work on the Hearty Bay Property on or before December 9, 2025.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Traction Uranium Corp. Option Agreements (continued)

The Company will retain a 2.0% net smelter royalty (“NSR”) on the property.

During the period ended March 31, 2024, the consideration received was offset against the capitalized exploration and evaluation expenditures, to reduce the balance to $195,790 (2023 - $nil) and the remainder of $nil (2023 - $nil) was recognized as a recovery on mineral rights in the statements of loss and comprehensive loss.

Lazy Edward Project

Pursuant to the Lazy Edward Project Option Agreement (the “Lazy Edward Agreement”) the Company granted Traction an option to acquire a 50% interest in the Lazy Edward Project for the following consideration:

i.	Pay cash payments to Fission of an aggregate of $550,000 over a two-year period (not met - $nil received in 2023; $300,000 received in 2022).

ii.	Issue shares to the Company equal to 7.5% of the number of issued and outstanding common shares of Traction that are outstanding as of such date, provided Traction has completed one or more equity financings for gross proceeds of $2,000,000 by such date (the Company received 3,023,476 Traction shares on December 29, 2021 with a fair value of $2,569,955) (met).

iii.	Incur $4,500,000 in exploration work on the Lazy Edward Property over the first two years of the contract. On May 20, 2022, the Company received $1,500,000 in cash to be used for mineral expenditures. As at June 30, 2022, the Company incurred $1,406,344 in eligible expenditures and the remaining balance of $93,656 was incurred during the year ended June 30, 2023. As at June 30, 2023, Traction has not yet met the full exploration commitment.

The Company will retain a 2.0% NSR on the property.

During the year ended June 30, 2023, Traction terminated the Lazy Edward Agreement.

SKRR Exploration Inc. Option Agreement

On May 10, 2023, the Company entered into an option agreement with SKRR Exploration Inc. (“SKRR”) whereby SKRR has the opportunity to acquire up to a 70% interest in the Company’s Clearwater West Project.

On January 10, 2024, the Company entered into an amending agreement with SKKR to extend the time for SKRR to incur the exploration expenditures. In consideration of amending the terms, SKRR will issue to the Company 1,000,000 additional common shares, as outlined below.

Pursuant to the Clearwater West Option Agreement (the “Clearwater West Agreement”), the Company granted SKRR an option to acquire a 50% interest in the Clearwater West Project for the following consideration:

i.	Pay cash payments to the Company of $50,000 (met - $50,000 received).

ii.	The issuance of 1,000,000 commons shares of SKRR (met - received with a fair value of $225,000).

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

SKRR Exploration Inc. Option Agreement (continued)

iii.	Incur $3,000,000 in exploration work on the Clearwater West Property (extended to on or before May 10, 2025).

iv.	Issue a further 605,000 common shares of SKRR to the Company upon the approval by the TSX Venture Exchange of the amending agreement (met – received with a fair value of $78,650). Additionally, SKRR is required to issue an additional 395,000 common shares on or before June 1, 2024 unless subsequent to such share issuance, the Company’s partially diluted shareholdings in SKRR would exceed 10% of the issued and outstanding shares of SKRR. In which case SKRR shall pay $39,500 in cash on or before June 5, 2024.

Upon completion of the 50% interest earn-in, SKRR and the Company will automatically enter into a joint venture and will negotiate to formalize a joint venture agreement. Pursuant to the terms of the Clearwater West Option Agreement, SKRR will have the option to increase its interest in the Clearwater West Property to 70% by making additional cash and exploration expenditures:

i.	Additional cash payments totalling $50,000 on or before December 31, 2024.

ii.	Incur an additional $3,000,000 in exploration work on the Clearwater West Property on or before the date that is three years following the date of the Clearwater West Agreement.

The Company will retain a 2.0% NSR on the property, of which 1% may be repurchased by SKRR for $1,000,000.

During the period ended March 31, 2024, the total consideration received of $78,650 was offset against the capitalized exploration and evaluation expenditures, to reduce the balance to $nil and the remainder of $75,460 was recognized as a recovery on mineral rights in the condensed interim consolidated statement of loss and comprehensive loss.

Murphy Lake (Letter of Intent)

On February 13, 2024, F4 Uranium Corp., wholly-owned subsidiary of the Company, entered into a non- binding letter of intent with Canadian GoldCamps Corp. (“Camp”), outlining the terms for Camp to earn up to a 70% interest in the Murphy Lake property in the Athabasca Basin, Saskatchewan (the “LOI”). Under the proposed terms, Camp will commit to $1,400,000 in cash payments, $18,000,000 in exploration expenditures, and the issuance of shares representing 9.9% of the issued and outstanding shares of Camp. As part of the initial terms, Camp made an initial payment of $100,000 upon signing the LOI. The completion of this transaction is contingent upon the parties entering a Definitive Agreement within 90 days.

Uranium outlook

Management believes that the exploration and development of uranium properties presents an opportunity to increase shareholder value based on the following categories, including but not limited to supply / demand fundamentals, geopolitics and clean, baseload power generation.

●	Increased long-term worldwide demand for nuclear energy

Global nuclear energy demand and the associated nuclear power plant build-out is projected to increase significantly in the years ahead, which will require new uranium supply to meet this increasing demand. According to the International Atomic Energy Agency (“IAEA”) global electricity demand is forecast to grow by nearly 60% from 2018 to 2040 and over 90% by 2050.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

The World Nuclear Association (“WNA”) states that there are 442 nuclear power reactors in operation supplying 30 countries around the world, with 53 under construction, another 104 planned and 325 proposed. Reactor builds continue to be near multi-decade highs as more than twice as many reactors are under construction now than before the Fukushima event in 2011.

Many analysts continue to forecast a long-term global uranium demand/supply imbalance, which suggests the potential for materially higher uranium prices. The following is a list of selected countries with nuclear reactors that are either under construction, planned or proposed:

Country	In Operation	Under construction	Planned	Proposed
China	48	14	42	168
India	22	7	14	28
Russia	39	3	24	22
USA	94	2	3	18
Canada	19	-	-	2
Japan	33	2	1	8
Saudi-Arabia	-	-	-	16
South Korea	24	4	-	2
Ukraine	15	2	-	2
Others	148	19	20	59
Total	442	53	104	325

Source: World Nuclear Association (World Nuclear Reactors & Uranium Requirements - www.world-nuclear.org - Updated November 2020)

●	Uranium demand/supply fundamentals

A global uranium demand/primary supply imbalance has existed for many decades, due to the way utilities procure supply and the negative impact on demand stemming from the Fukushima event. Primary uranium supply from uranium producers (mining) has consistently failed to keep pace with demand. This shortfall has been filled from secondary supply, which includes the sale of government stockpiles, spent fuel reprocessing, extending conversion processes, and the highly enriched uranium (“HEU”) agreement (which ended late 2013). Meanwhile, global inventory stockpiles have and continue to be drawn down. While the total inventory figure is difficult to ascertain due to the fact that a significant amount is held in national strategic stockpiles of various governments or stored in the inventories of non-public utilities and other entities, it is important to note that not all inventory is mobile. Sovereign nations will keep their strategic stockpiles for energy security while other material classified as inventory may either be of low grade that will require reprocessing or be in the form of a prefabricated fuel that will require disassembly and reprocessing to be usable for others. It is notable that there has been a change this past year in that the supply from inventories appears to have diminished substantially and that the majority of spot market supply comes from uncommitted production. This signals the possibility that the amount of mobile supply from inventories is nearing a point where it is not mobile at current prices.

Add to this the fact that there are a few mines that will be exhausted in the near future and this points to the possibility that there will be significantly less supply available going forward.

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F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

U3O8 prices have risen from the mid US$20/lb level due to the suspension of large mines such as Cameco’s Cigar Lake and the production reduction by NAC Kazatomprom JSC – the world’s largest producer of uranium. Although Cameco has restarted Cigar Lake in September of 2021, a potential outbreak of COVID-19 could possibly cause another interruption in operations. Indeed, the emergence of the global COVID-19 pandemic has caused the closure of many businesses around the world and mines of all commodities have not been an exception. As a result, there may be additional mine closures or curtailments that may further impact global uranium supply if the virus impacts other uranium operations.

This further reduces supply that was already declining due to the ongoing shutdown at McArthur River, and the winding down of the Cominak and Ranger mines.

According to the UxC, mine production peaked in 2016 at 162mm lbs. It fell to 154mm lbs in 2017 and in 2019 production was 142mm lbs. Meanwhile, 2020 reactor demand was 177mm lbs, which generated a gap or shortfall of roughly 35mm in 2020. This supply demand imbalance can be perceived as a positive development for the long-term outlook for uranium prices. In addition, roughly 85% of the current producers are uneconomic at today’s uranium prices. A significant issue in the uranium market is that state-owned entities supply over half of the market, further exacerbating pressure on commercial producers. The UxC suggests that uranium producers need roughly US$45 to $50 per lb uranium to meet their cost of capital. While Tradetech has begun presenting a Production Cost Indicator, which attempts to capture the cost of production (US$43.15/lb as of October 31, 2020). While other industry analysts, including RBC Capital (Canada), Raymond James Canada, and Resource Capital Research (Australia), suggest that a healthy, sustainable global uranium mining sector, requires a uranium price of US$70-$80/lb to stimulate new exploration and mine development worldwide.

An additional under-reported issue related to uranium demand, is the disruption of the traditional utility buying cycle. Most uranium is bought and sold via long-term contracts (historically five to ten years in duration) and typically, utilities ensure their fuel requirements are covered between three and five years out. Since the Fukushima event, most utilities have been allowing their contracts with suppliers to get closer to expiry and are relying on their stockpiles or are buying on the secondary market. In fact, the “carry trade” (the act of uranium traders to borrow money in the global low interest rate environment, buying spot or near-term uranium at low prices, and then selling for future delivery to utilities at low prices in order to capture the spread) has been prevalent for years. Since uranium prices have been at historically low levels, many producers have been hesitant to sign long term contracts with utilities that are seeking to renew since they cannot meet their cost of capital at those depressed, unsustainable prices. The result is that the amount of uranium fuel required over the next five years that is currently uncovered by long term contracts is rapidly increasing. It is worth noting that when new reactors are connecting to the electricity grid, they require frontloading of as much as three times annual uranium stock. This is bullish for the demand picture. Many experts in the industry expect that this will inevitably force utilities into the market, leading to strong upward pressure on uranium spot prices which in turn will increase the longer-term contract price. It is also worth noting that the recent rise in the uranium spot price has limited the viability of the carry trade, which reduces the availability of this patchwork form of uranium supply for utilities – thus forcing them to pay more attention to traditional sources of supply, which may result in increased demand and further price strengthening. Indeed, market participants are noticing uncovered production, which was the primary source of supply to fuel traders for the carry trade, has made up a reduced portion of the supply as there is simply less being produced. This is evidenced by the fact that fuel traders are increasingly borrowing material from uranium funds.

Additionally, with its ongoing shutdown of McArthur River and prior suspension of Cigar Lake, Cameco will continue to have to buy significant pounds in the spot market. As of its most recent quarterly update, Cameco claims that it is the world’s largest purchaser in the spot market and has acquired over 50mm lbs from the spot market to date.

Page | 19

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

●	Uranium demand/supply fundamentals

(Source: EIA, Euratom - Future contract coverage rates)

●	Emerging Demand – Small Modular Reactors

An emerging source of demand is the rising prominence of Small Modular Reactors (“SMR”). These relatively pint-sized reactors provide less than 300 MWe and are designed to be implemented quickly, require a small footprint, and can be deployed in areas that required power without much infrastructure such as in the Arctic, and other remote locations. In the United Kingdom, Rolls-Royce has announced that it is building up to 16 SMRs aided by a £200mm investment by the country. In Canada, there are 12 different models before Canadian regulators seeking approval.

●	China – driver of demand

China has the most aggressive growth plans for nuclear. With only 4.9% of power generation currently met by nuclear power and a target of 20% non-fossil fuel generation by 2030, there is a significant reactor build required of approximately 500% of current capacity. According to research by the Chinese Ministry of Education and Tianjin University, China, within the 2018 Optimal Power Paper, nuclear energy is now the lowest cost source of electricity generation in China. Consequently, there are currently 14 nuclear power plants under construction in China.

China’s current domestic uranium production accounts for less than 25% of its annual requirements resulting in increased imports and stockpiling as it does not sell its domestic supply to the market but, rather consumes it in its reactors. In 2010, Cameco signed the first of two long-term contracts with Chinese-owned utilities for the delivery of uranium. Additional long- term demand is anticipated from other Asian countries, most notably India and South Korea as they expand their planned nuclear build-out. In 2015, Cameco signed its first contract with India to supply 7.1 million lbs of uranium concentrate through to 2020. CGN Mining’s offtake agreement with Fission Uranium is also highly significant as it highlights that China is moving to further secure its long-term uranium supply chain.

Page | 20

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

China’s commitment to combatting air pollution is evident with nuclear energy benefitting as a zero carbon emissions power generation source. As the below chart depicts, at its lowest point nuclear represented 2% share of Chinese power generation, however that figure has been rising and in the last few months in 2018 it spiked to 5%. This production is coming at the expense of carbon emitting coal fired generation.

(Source: Citi Research - China’s power generation)

●	Japanese nuclear reactor fleet and uranium stockpiles

Following the Fukushima event in March 2011, Japan shut down all of its nuclear reactors, pending new safety regulations, legislation, and inspections. A new nuclear regulator was established, and after considerable delay, Japan’s nuclear operators were given permission to apply to restart its reactors. This has been among the biggest drags on prices and sentiment in the uranium market. Market participants, specifically producers and issuers, have been adversely affected from this uncertainty as well as the delay in getting reactors restarted.

However, we continue to see improvements. Japan is currently operating a total of nine reactors, of which two were first restarted in 2015 and seven more have restarted since. A further 18 reactors are currently in the restart approval process with 16 of them already clearing government requirements for restart. This is in addition to the two reactors under construction and nine new reactors being planned or proposed. With reactors coming back online and plans to develop new ones, we view this as a positive development to the psyche of the market and the long-term outlook for nuclear power.

To provide context, Japanese nuclear power generation in 2010 represented 25% of the country’s total grid. By 2016 that number was reduced to 2% due to Fukushima. However, plans are to increase nuclear back to 20-22% by 2030.

While the first wave of reactor restarts in Japan is not expected to immediately increase uranium demand as they would likely draw from existing inventory, it should increase confidence that Japan’s utility companies most likely will not sell their uranium fuel stockpiles into the market.

Page | 21

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

The potential for this estimated 90 million lbs of uranium to enter the spot market has been viewed as a significant threat to uranium prices since 2011 and analysts believe it has been a major factor in suppressing the buying cycle, utilities procuring supply contracts, and ultimately the price of uranium. However, it should be noted that at least some of this inventory is in the form of fabricated fuel assemblies. Fuel assemblies are generally reactor-specific and can not be simply purchased and plugged into another reactor that it was not designed for. As such, any purchaser of these assemblies would need to also factor in the cost and time of disassembling and refabricating these assemblies. With uranium prices continuing to be below the marginal cost of production for many producers, it may be better for utilities to acquire uranium through the primary supply chain as opposed to acquiring another utility’s inventory.

As a direct result of low uranium prices, Cameco, the largest commercial producer of uranium announced in April 2016 that it was suspending production at its Rabbit Lake uranium mine in Saskatchewan and placing the facility into “care and maintenance”. It was estimated by Cantor Fitzgerald that this removed 3% of the uranium available to the spot market and showed a strong trend that producers are acting to limit production worldwide. In November 2017, Cameco announced the temporary closure of the McArthur River mine and Key Lake processing facility. The McArthur River mine was the largest uranium mine in the world and its closure removed an estimated 7% of primary production for 2018.

In July 2018, Cameco announced it would layoff approximately 700 employees and shut down production at its McArthur River and Key Lake mine sites indefinitely due to a weak uranium market. This material announcement from an industry leader likely aided in the subsequent increase in uranium spot prices during the latter half of 2018. In 2020, Cameco announced the suspension of its Cigar Lake mine due to concerns over COVID-19. This removed about 18mm lbs. of U3O8 or approximately 13% of 2019 production. The Cigar Lake mine was restarted in September 2020 as the company navigates operating the mine during the era of COVID.

In addition to Cameco’s production curtailments, Kazatomprom has also cut its production guidance. This follows a period in which several new projects have been categorized as uneconomic. Worldwide projects cancelled or deferred since 2012 include: Yeelirrie and Kintyre in Australia (Cameco), Trekkopje in Namibia (AREVA), Imouraren in Niger (AREVA) and the Olympic Dam expansion in Australia (BHP). In 2020, due to measures to combat the COVID-19 pandemic, Kazatomprom announced reduced production guidance that was 10.4 mm lbs. of U3O8 (or roughly 18%) less than its prior outlook. In its Q3/20 market update, Kazatomprom estimated that total global production would be approximately 14% lower than 2019 due to the uncertainty caused by the pandemic and low uranium price environment.

In May 2019, Orano Canada confirmed the closure of its Cominak mine in Niger and cited “very low price conditions” as the reason. It also announced the suspension of production from its McClean Lake Mill in March 2020 in response to the COVID-19 pandemic. Energy Resources of Australia’s Ranger mine closed in January 2021.

●	Supply deficits

Increasing the pressure on medium to long term supply is the lengthy period (approximately ten years on average) and capital costs required to take a uranium project from discovery to production. At the October 2019 NEI Conference, a prominent uranium hedge fund illustrated that the total capital costs of nine greenfield projects will require US$4.6 billion dollars of capital to build their respected mines. COVID-19 related issues have led to planned future production reductions such as Kazatomprom’s earlier announcement that it would produce 20% less than original forecast in 2022 (approximately 14.3 mm lbs). With many projects stalled or abandoned, analysts believe that a growing supply/demand imbalance may be difficult to deal with once secondary supplies can no longer meet rising demand which started to happen in 2018. This increases the attractiveness of assets that have the potential to be taken into production in stable political jurisdictions and at a lower operating cost. Such projects have similar characteristics to Fission Uranium’s Triple R deposit: high-grade, shallow, in basement rock and in a stable jurisdiction.

Page | 22

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

It is also notable to highlight that both Kazatomprom and Cameco have become active as buyers in the uranium spot market as both move to obtain enough material to fulfill contracts that are no longer being met by their respective mines. In its Q3/20 Operations and Trading Update, Kazatomprom noted that its 2020 and 2021 inventory levels are expected to fall below target levels of six to seven months and that it, “will not be possible to compensate for production losses in these periods”. Similarly, Cameco has been an active purchaser in the spot market for quite some time now. This flipping of roles of the world’s two largest producers from adding to global inventory levels to being buyers in the spot market may have a significant impact to the overall supply and demand environment for uranium.

Recently, conflict between the United States and Iran has resulted in accusations of Iran breaking the 2015 agreement that limited its nuclear program, taking the first step toward re- imposing United Nations sanctions. The European countries started the clock on what is anticipated to be 60 days of negotiations with Iran about coming back into full compliance with the nuclear deal. If they cannot resolve their dispute under the agreement, the United Nations could revive sanctions on Iran that had been suspended, including an arms embargo.

●	United States of America

In July 2018, the U.S. Government announced a probe into whether U.S. uranium imports are a threat to national security. The U.S. Government was also threatening to issue tariffs on U.S. uranium imports, similar to what it has already done in other industries such as steel. U.S. nuclear power generators urged the federal government against acting in a dispute against imported uranium, arguing tariffs or quotas would increase costs for the struggling industry and possibly cause some reactors to shut. The U.S. Department of Commerce subsequently launched a “Section 232” investigation into uranium imports following complaints by two U.S. uranium mining companies, Ur-Energy Inc and Energy Fuels Inc., that subsidized foreign competitors have caused them to cut capacity and lay off workers.

●	Supply disruption concerns

In July 2019, U.S. President Trump announced that additional study was necessary beyond the Secretary of Commerce’s findings that uranium imports threaten to impair the national security of the United States as defined under Section 232 of the Act. Although he did agree that the Secretary’s findings raise significant concerns regarding the impact of uranium imports on the national security with respect to domestic mining. Thus, the President established a Nuclear Fuel Working Group (“NFWG”) to examine the current state of domestic nuclear fuel production to reinvigorate the entire nuclear fuel supply chain in July 2019. The Nuclear Fuel Working Group had 90 days to submit its recommendations however, on October 11th, 2019, the U.S. President delayed the report a further 30 days. In April 2020, the NFWG issued a report that included recommendations such as the establishment of a US$150mm budget to build a domestic uranium reserve, to leverage American technological innovation, R&D, etc. to regain American nuclear energy leadership; and to move into markets currently dominated by Russian and Chinese State Owned Enterprises and recover its position as the world leader in exporting best-in-class nuclear energy technology. Notably, the uranium reserve has recently garnered bipartisan support and has been included in the Senate’s Appropriations committee for the 2020-2021 fiscal year. We view the report as a positive for the global uranium industry as it does not close the world’s largest consumer of uranium from non-domestic sources. More importantly, it removes the uncertainty connected to this report as market participants were unclear on what direction it would take and whether it would have negative consequences.

Page | 23

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

The U.S. and Russia also recently agreed on a revised Russian Suspension Agreement (“RSA”) that further removed uncertainty with respect to the amount of uranium and conversion product can be imported from Russia into the U.S. While the agreement does grandfather in a substantial amount of material into the U.S. in the near-term, it has created certainty and some control on the amount of material that can be imported through 2040. Demand for uranium beginning in 2022 and onwards can be seen in the market as the result of this agreement.

Currently in the U.S., there are 94 operating reactors and, it is important to note, nuclear reactors supply about 20 percent of U.S. base load electricity, according to the Nuclear Energy Institute. Despite the headlines of reactors shutting down, it is notable that there are two reactors currently under construction and 21 more in the planned or proposed stage. The Department of Energy is also pushing for a change in Federal Energy Regulatory Commission rules to properly compensate nuclear power for its reliability and resilience, thereby protecting the stability of the U.S. grid. Uranium is also used in the U.S. nuclear arsenal and powers the Navy’s nuclear aircraft carriers and submarines. The nuclear industry said a diverse uranium supply is essential to keep that power flowing.

●	Security of Supply

It should be noted that utilities do not view all sources of uranium supply equally. Since uranium for reactor operation is not a substitutable, it is imperative for utilities to have a secure source of material. As such, utilities do not view the spot market as a primary source of supply of uranium but instead more as an augmentative source. Extrapolating this concept further, material sourced from high cost operations in unstable jurisdictions would also be low on the security of supply totem pole. Fission’s Triple R deposit is a world-class, high grade deposit with low estimated operating costs, located in the safest uranium producing jurisdiction in the world.

Moreover, a by-product of the Section 232/NFWG and RSA processes, the source of the material is now an increasingly important consideration for many utilities as state rules may prohibit the procurement of uranium from embargoed or restricted countries. Triple R’s location in Canada places material sourced from it in the most widely accepted category of material.

●	Summary

The uranium market is showing signs of emerging from what has been a multi-year trough period as some of the world’s largest miners have suspended or reduced production due to the COVID-19 pandemic and the removal of the uncertainty overhang caused by the NFWG. Inventories continue to be drawn down, conversion and SWU prices have increased, at a time when major players are cutting primary production. All this amongst a backdrop of geopolitical tensions including possible government intervention. The backdrop is bullish for the uranium sector, for those situated in safe mining jurisdictions that host high grade, shallow uranium deposit

Page | 24

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Uranium outlook (continued)

●	Uranium market

(Source: UxC LLC, www.uxc.com: November 2020)

Selected annual information

The financial information presented below for the current and comparative years was derived from the consolidated financial statements prepared in accordance with IFRS and is expressed in Canadian dollars.

June 30, 2023		June 30, 2022	June 30, 2021
$		$	$

Net loss	(10,175,660)	(5,670,125)	(828,642)
Total assets	50,447,412	29,936,942	13,435,587
Current liabilities	4,162,660	1,459,298	73,284
Shareholders’ equity	44,245,128	28,374,791	13,362,303
Basic and diluted loss per common share	(0.03)	(0.02)	(0.00)

Summary of quarterly results

The financial information presented below for the current and comparative periods was derived from annual financial statements prepared in accordance with IFRS or interim financial statements prepared in accordance with IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

Page | 25

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Summary of quarterly results (continued)

March 31, 2024		December 31, 2023	September 30, 2023	June 30, 2023
$		$	$	$
Exploration and evaluation assets	54,370,172	43,963,819	37,796,929	29,762,105
Working capital	32,102,384	43,650,451	28,842,003	16,277,693
Net income (loss)	(17,515,539)	366,581	(413,026)	(2,736,278)
Net profit (loss) per share basic and diluted	(0.04)	0.00	(0.00)	(0.01)

	March 31,	December 31,	September 30	June 30
	2023	2022	2022	2022
	$	$	$	$
Exploration and evaluation assets	27,601,450	20,479,620	17,545,881	14,463,391
Working capital	7,413,153	10,938,769	10,629,336	13,898,610
Net income (loss)	1,989,809	(8,927,659)	(501,532)	581,998
Net profit (loss) per share basic and diluted	0.01	(0.03)	(0.00)	0.00

Net loss in the current quarter was affected by the recognition of deferred income tax expense of $7,364,577 and a flow-through share reversal of $2,395,876. The current quarter saw an increase in accretion expense, consulting and director fees, share-based compensation, marketing and wages to support increased exploration operations. Quarter to quarter variances are due to fluctuations corporate and exploration activity driven by cash timing of exploration programs and corporate initiatives. There will be continued volatility quarter to quarter in light of this.

Results of operations

The expenses incurred by the Company are typical of junior exploration and development companies that do not have established cash flows from mining operations. Changes in these expenditures from quarter to quarter are impacted directly by non-recurring activities or events.

Comparison of the three and nine months ended March 31, 2024

The Company had a net loss of $17,515,539 and net loss of $17,561,985 for the three and nine months ended March 31, 2024 compared to net income of $1,989,809 and loss of $7,439,382 for the comparable prior periods. The change in net loss is primarily attributable to the following factors:

●	Recovery of flow through share premium for incurring eligible exploration expenditures in the previous quarter resulted in an overall reduction of net loss; and deferred income tax expense recognized as a result of the convertible debt measurement.

●	Share-based compensation increased in the current period due to the RSUS and options grants not occurring in the previous period.

●	Consulting and directors’ fees, office and administration, and wages and benefits increased due to increased operating activity.

●	Public relations and communication increased as a result of increasing shareholder awareness of the Company’s activities.

●	Professional fees increased due to an overall ramp up of operating activity, and steps taken for the spin-out.

Page | 26

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Liquidity and capital resources

The Company is an exploration and evaluation stage company and has not yet determined whether its exploration and evaluation assets contain ore reserves that are economically recoverable. Recoverability of amounts shown for exploration and evaluation assets, including the acquisition costs, is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon its ability to fund its operations through equity financing, joint ventures, option agreements or other means. As at March 31, 2024 the Company had cash and cash equivalents of $34,167,792 and a working capital balance of $32,102,384. Management estimates that the Company has sufficient funds to maintain its operations and activities for the upcoming year. The Company has no exploration agreements that require it to meet certain expenditures.

Convertible Debenture

On October 18, 2023, the Company closed a $15,000,000 convertible debenture (“Debentures”) with Denison Mines Corp. (“Denison”).

The Debentures carry a 9% coupon (the “Interest”), payable quarterly, have a maturity date of October 18, 2028, and are convertible at Denison’s option into common shares of the Company at a conversion price of $0.56 per share (the “Conversion Price”).

The Company, at its sole discretion, may pay up to one-third of the Interest in common shares of the Company issued at a price per common share equal to the volume-weighted average trading price of the Company’s common shares on the TSX Venture Exchange (the “TSXV”) for the 20 trading days ending on the day prior to the date on which such payment of Interest is due.

Transaction costs associated with the issuance of the Debenture totaled $749,365, which includes cash payments of $593,500 and the issuance of 380,518 common shares with a fair value of $155,865.

The Company will be entitled, on or after the third anniversary of the date of issuance of the Debentures, at any time the Company’s 20-day volume-weighted average price on the TSXV exceeds 130% of the Conversion Price, to redeem the Debentures at par plus accrued and unpaid Interest. Further, in the event of a change of control transaction, the Company may redeem the Debentures at par plus accrued and unpaid interest plus an amount equal to the greater of (i) 15% of the principal amount and (ii) the amount of remaining unpaid Interest that would be payable during the initial three-year term of the Debentures.

Private placements May 30, 2024

The Company closed a private placement for gross proceeds of $10,074,415, comprising 7,409,908 federal flow-through Units of the Company at a price of $0.5355 per unit, and 10,447,235 Saskatchewan flow-through units at a price $0.5845 per unit (together “FT Units”). Each FT Unit issued pursuant to the offering, comprises of one common share of the Company and one-half common share purchase warrant.

Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.56 at any time on or before May 30, 2026. The Company paid a cash finders’ fee of $540,343 and incurred $70,000 in expenses in connection with this private placement. In addition, the Company issued 957,589 brokers’ warrants which entitles the holder to purchase one common share of the Company at a price of $0.56 per share at any time on or before May 30, 2026.

Page | 27

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Liquidity and capital resources (continued)

September 12, 2023

The Company closed a private placement for gross proceeds of $20,000,000 comprising 41,237,113 charity flow-through shares of the Company (each, a “Charity FT Unit”) at a price of $0.485 per share.

Each Charity FT Unit is comprised of one common share of the Company to be issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) (each, a “FT Share”) and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.485 for a two year period. The Company paid a cash fee of $1,086,250 and incurred $78,580 in expenses in connection with this private placement.

The Company also issued 2,239,690 brokers’ warrants which entitles the holder to purchase a one common share of the Company at a price of $0.485 per share at any time on or before September 12, 2025.

The fair value of the brokers’ warrants was determined based on the closing trading price on September 12, 2023 and the fair value of warrants was determined using the Black-Scholes Option Pricing Model and $495,000 was recorded as share issuance costs using the following assumptions: a volatility of 106.28%; risk-free interest rate of 4.58%; expected life of 2 years; and a dividend rate of 0%.

May 26, 2023

On May 26, 2023, the Company closed a private placement for gross proceeds of $12,000,000 comprising:

●	4,255,319 flow-through units of the Company (each, a “FT Unit”) at a price of $0.47 per FT Unit for gross proceeds of $2,000,000 from the sale of FT Units; and

●	21,276,596 FT Units to be sold to charitable buyers (each, a “Charity FT Unit”) at a price of $0.47 for gross proceeds of $10,000,000 from the sale of Charity FT Units.

Each FT Unit issued pursuant to the offering is comprised of one common share of the Company and one-half common share purchase warrant. Each FT Unit is comprised of one common share of the Company to be issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) (each, a “FT Share”) and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.47 at any time on or before May 26, 2026. The Company paid cash finders’ fees of $712,500 and incurred $117,307 expenses in connection with this private placement which has been recorded as share issuance costs. The Company also issued 1,515,957 brokers’ warrants which entitles the holder to purchase one common share of the Company at a price of $0.35 at any time on or before May 26, 2025.

December 21, 2022

The Company closed a private placement for gross proceeds of $8,000,000, comprising 19,047,619 flow-through shares of the Company at a price of $0.42 per share.

The Company paid a cash finders’ fee of $450,000 and incurred $171,099 in expenses in connection with this private placement which has been recorded as share issuance costs. The Company also issued 1,071,427 brokers’ warrants which entitles the holder to purchase a one common share of the Company at a price of $0.42 per share at any time on or before December 21, 2024. The fair value of the brokers’ warrants was determined based on the closing trading price on December 21, 2022 and the fair value of warrants was determined using the Black-Scholes option pricing model. $137,000 was recorded as share issuance cost. The fair value of the warrants was determined using the Black-Scholes option pricing model using the following assumptions: a volatility of 110.80%; risk-free interest rate of 3.65%; expected life of 2 years; and a dividend rate of 0%.

Page | 28

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Related party transactions

The Company has identified the CEO, COO, CFO, VP Exploration, and the Company’s directors as its key management personnel.

	March 31	March 31,
	2024	2023
	$	$
Compensation costs

Wages, consulting and directors fees paid or accrued to key management personnel and companies controlled by key management personnel	2,020,118	912,370
Share-based compensation pursuant to the vesting schedule of options and RSUs granted to key management personnel	5,155,148	2,973,766
	7,175,266	3,886,136

Exploration and evaluation expenditures	905,039	292,500
Total	8,080,305	4,178,636

Included in accounts payable at March 31, 2024 is $9,088 (June 30, 2023 - $59,091) for expenses due to key management personnel and companies controlled by key management personnel. Amounts were non-interest bearing, unsecured and due on demand.

Outstanding share data

As at the date of this document, the Company has 475,495,566 common shares issued and outstanding, 42,641,027 incentive stock options outstanding with exercise prices ranging from $0.12 to $0.45 per share, 38,211,588 warrants outstanding with exercise prices ranging from $0.35 to $0.485 per share, and 33,249,425 restricted stock units outstanding.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Page | 29

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Financial instruments (continued)

The Company classifies its financial instruments as follows:

Financial Instrument	Classification
Cash and cash equivalents	FVTPL
Marketable securities	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Convertible debt	Amortized cost
Lease liability	Amortized cost

Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss in the period in which they arise.

Selected investments in equity instruments at FVTOCI are initially recorded at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial instruments

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, convertible debt, and lease liability. Cash and cash equivalents and marketable securities are valued using quoted prices from an active market (Level 1). For the accounts payable and accrued liabilities, the carrying values are considered to be a reasonable approximation of fair value due to the short-term nature of these instruments.

The Company’s financial instruments are exposed to a number of financial and market risks, including credit, liquidity and foreign exchange risks. The Company does not currently have in place any active hedging or derivative trading policies to manage these risks since the Company’s management does not believe that the current size, scale and pattern of its operations warrant such hedging activities.

Risk management

(a)	Credit risk

Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company. The Company has procedures in place to minimize its exposure to credit risk. Company management evaluates credit risk on an ongoing basis including counterparty credit rating and other counterparty concentrations as measured by amount and percentage.

Page | 30

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Financial instruments (continued)

The primary sources of credit risk for the Company arise from cash and marketable securities.

The Company has not suffered any credit losses in the past, nor does it expect to have any credit losses in the future. As at March 31, 2024, the Company has no significant financial assets that are past due or impaired due to credit risk defaults. The Company’s maximum exposure to credit risk is limited to its cash and investment account balances.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations with respect to financial liabilities as they fall due. The Company’s financial liabilities are comprised of accounts payable and accrued liabilities. The Company frequently assesses its liquidity position by reviewing the timing of amounts due and the Company’s current cash flow position to meet its obligations. The Company manages its liquidity risk by maintaining sufficient cash and cash equivalents and short-term investment balances to meet its anticipated operational needs.

The Company’s accounts payable and accrued liabilities arose as a result of exploration and development of its exploration and evaluation assets and other corporate expenses. Payment terms on these liabilities are typically 30 to 60 days from receipt of invoice and do not generally bear interest.

The following table summarizes the remaining contractual maturities of the Company’s financial liabilities.

		March 31	June 30
	Dates	2024	2023
		$	$
Accounts payable and accrued liabilities	< 6 months	2,953,858	1,715,361

Interest rate risk

1.	From time-to-time, the Company invests excess cash in guaranteed investment certificates (“GICs”) at fixed or floating rates of interest and cash equivalents are to be maintained in floating rates of interest in order to maintain liquidity, while achieving a satisfactory return. As at March 31, 2024, the Company was exposed to nominal interest rate risk. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates.

Market risk

2.	Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is exposed to other price risk on its marketable securities due to fluctuations in the current market prices and fluctuations in trading volumes of those securities. The Company’s exposure to market risk is limited to the fair value of its marketable securities.

Page | 31

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Key estimates and judgments

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Judgements

●	the recoverability of mineral properties and exploration and evaluation expenditures incurred on its projects; the Company capitalizes acquisition, exploration and evaluation expenditures on its statement of financial position, and evaluates these amounts at least annually for indicators of impairment;

●	the functional currency and reporting currency of the parent company, F3 Uranium Corp. and F4 Uranium Corp., is the Canadian Dollar. The functional currency Fission Energy Peru S.A.C. is the Peruvian Sol. The functional currency determination was conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates. The determination of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency if there are changes in events and conditions of the factors used in the determination of the primary economic environment; and

●	the Company determines the flow-through share premium by allocating the total funds received between common share and flow-through premium liability by first assessing the fair value of the common shares issued, based on market price at issuance, with any excess considered being allocated to warrants (if any) and the flow-through premium.

Estimates

●	the discount rate used to present value the lease liability related to the office rent was estimated to be 18% which was based off of the Company’s interest rate on their corporate credit cards as the Company does not have any other interest bearing debt;

●	the inputs in accounting for share-based payment transactions in the statement of loss and comprehensive loss (using the Black-Scholes option pricing model) including volatility, probable life of options granted, time of exercise of the options and forfeiture rate; and

●	the determination of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

Material accounting policies

A summary of the Company’s material accounting policy information is included in Note 3 of the condensed interim consolidated financial statements for the period ended March 31, 2024.

Cautionary notes regarding forward-looking statements

Certain information contained in this MD&A constitutes “forward-looking statements” and “forward- looking information” within the meaning of Canadian legislation.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Page | 32

F3 Uranium Corp. (formerly Fission 3.0 Corp.) Management’s Discussion and Analysis For the nine months ended March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

Cautionary notes regarding forward-looking statements (continued)

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. The Company believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon.

This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward- looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; estimated exploration and development expenditures; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on the Company; the ability for the Company to identify suitable joint venture partners; exploration, development and expansion plans and objectives; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as the Company’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed below in this MD&A under the heading “Risks and uncertainties”.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being exhaustive. Statements relating to “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward- looking information after the date of this MD&A or to conform such information to actual results or to changes in the Company’s expectations except as otherwise required by applicable legislation.

Risks and uncertainties

The Company is subject to a number of risks and uncertainties, including: uncertainties related to exploration and development; uncertainties related to the nuclear power industry; the ability to raise sufficient capital to fund exploration and development; changes in economic conditions or financial markets; increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or inability to obtain permits encountered in connection with exploration activities, labour relations matters, and economic issues that could materially affect uranium exploration and mining. The cost of conducting and continuing mineral exploration and development is significant, and there is no assurance that such activities will result in the discovery of new mineralization or that the discovery of a mineral deposit will be developed and advanced to commercial production. The Company continually seeks to minimize its exposure to these adverse risks and uncertainties, but by the nature of its business and exploration activities, it will always have some degree of risk.

Page | 33

Condensed Interim Consolidated Financial Statements (Unaudited – prepared by management)

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)

For the Three- and Nine-Month Period Ended March 31, 2024 and 2023

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Condensed interim consolidated statements of financial position
(Expressed in Canadian dollars)

		March 31,	June 30,
	Notes	2024 (unaudited)	2023 (audited)
ASSETS		$	$
Current assets
Cash and cash equivalents	12	34,167,792	17,723,499
Amounts receivable		507,815	523,920
Marketable securities	7	361,448	1,444,860
Investment	7	433,225	217,672
Deposits		783,052	157,290
Prepaid expenses		350,821	373,112
		36,604,153	20,440,353

Right-of-use asset	6	68,941	88,956
Exploration advances		-	155,998
Exploration and evaluation assets	8,13	54,370,172	29,762,105
TOTAL ASSETS		91,043,266	50,447,412

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	13	2,953,858	1,715,361
Shares to be issued		-	8,400
Mineral exploration commitment	8	1,520,237	-
Lease liability – short term	6	27,674	23,228
Flow-through share premium	10	-	2,415,671
		4,501,769	4,162,660

Lease liability – long term	6	58,152	79,624
Convertible debt	9	10,762,279	-
Deferred income tax liability		8,864,000	1,960,000
Total liabilities		24,186,200	6,202,284

SHAREHOLDERS’ EQUITY
Share capital	11	94,821,679	65,157,500
Subscription receivable	11	-	(26,000)
Reserves	11	27,004,294	19,257,597
Equity portion of convertible debt	9	2,737,047	-
Accumulated deficit		(57,705,954)	(40,143,969)
Total shareholders’ equity		66,857,066	44,245,128
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		91,043,266	50,447,412

Nature of operations (Note 1)

Commitments (Note 17)

Subsequent events (Note 18)

Approved by the Board of Directors and authorized for issuance on May 30, 2024:

“Devinder Randhawa”	“Terrence Osier”
Director	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Condensed interim consolidated statements of loss and comprehensive loss
(Expressed in Canadian dollars - Unaudited)

	Notes	Three months ended March 31, 2024	Three months ended March 31, 2023	Nine months ended March 31, 2024	Nine months ended March 31, 2023
		$	$	$	$
EXPENSES
Accretion interest	9	819,257	-	870,023	-
Business development		98,974	96,481	312,416	231,814
Consulting and director fees	13	918,862	869,292	2,555,651	1,254,162
Depreciation	6	(145)	10,081	20,015	30,241
Exploration costs		78,006	25,768	78,006	65,131
Office and administration		(964,432)	11,464	526,399	217,142
Professional fees (recovery)		(6,356)	(4,478)	446,914	41,140
Public relations and communications		193,274	1,090,630	1,312,065	1,484,750
Right-of-use interest	6	1,981	6,271	12,447	20,036
Share-based compensation	11,13	6,404,215	(3,410,936)	7,930,619	4,741,071
Wages and benefits	13	298,234	130,120	527,989	195,710
		(7,841,870)	1,175,307	(14,592,544)	(8,281,197)
Other items:
Flow-through share recovery tax	10	(2,395,876)	-	2,415,671	376,776
Interest income		346,490	189,539	1,386,025	278,344
Realized gain on marketable securities		21,300	648,926	23,987	95,991
Recovery on mineral rights	8	75,460	-	75,460	-
Change in fair value of marketable securities	7	(222,147)	(23,963)	(844,597)	90,704
Write-off of deposits		(134,319)	-	(134,319)	-
		(2,309,092)	814,502	2,922,227	841,815
Income (Loss) before tax		(10,150,962)	1,989,809	(11,670,317)	(7,439,382)
Deferred income tax expense		(7,364,577)	-	(5,891,668)	-
Income (Loss) and Comprehensive income (loss) for the period		(17,515,539)	1,989,809	(17,561,985)	(7,439,382)

Basic and Diluted Earnings (Loss) Per Share		(0.04)	0.01	(0.04)	(0.02)
Weighted Average Number of Shares Outstanding – Basic and Diluted		472,324,311	339,058,055	470,394,030	301,067,425

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Condensed interim consolidated statements of shareholder’s equity
(Expressed in Canadian dollars - Unaudited)

	Share capital
	Number of shares	Amount	Reserves	Subscription receivable	Equity portion of convertible debt	Accumulated deficit	Total
		$	$	$	$	$	$
Balance, June 30, 2022	296,526,184	44,416,876	13,926,224	-	-	(29,968,309)	28,374,791
Private placements	19,047,619	5,142,857	-	-	-	-	5,142,857
Finder fees and share issuance costs	-	(621,099)	-	-	-	-	(621,099)
Broker warrants	-	(137,000)	137,000	-	-	-	-
Warrants exercised	23,518,909	5,836,430	(1,441,772)	-	-	-	4,394,658
Options exercised	2,824,977	692,419	(278,723)	-	-	-	413,696
RSU exercise	3,299,166	874,279	(874,279)	-	-	-	-
Share-based compensation	-	-	4,741,071	-	-	-	4,741,071
Net loss for the period	-	-	-	-	-	(7,439,382)	(7,439,382)
Balance, March 31, 2023	345,216,855	56,204,762	16,209,521	-	-	(37,407,691)	35,006,592

Balance, June 30, 2023	381,284,073	65,157,500	19,257,597	(26,000)	-	(40,143,969)	44,245,128
Private placements	41,237,113	15,793,000	4,207,000	-	-	-	20,000,000
Finders’ fees and share issuance costs	-	(919,987)	(244,843)	-	-	-	(1,164,830)
Brokers’ warrants	-	(495,000)	495,000	-	-	-	-
Warrants exercised	41,493,674	12,511,075	(3,329,459)	26,000	-	-	9,207,616
Options exercised	7,830,262	2,301,475	(977,864)	-	-	-	1,323,611
Conversion of RSUs	1,187,741	317,751	(317,751)	-	-	-	-
Equity portion of convertible debt	-	-	-	-	2,737,047	-	2,737,047
Finder fee shares	380,518	155,865	-	-	-	-	155,865
Share-based compensation	-	-	7,914,614	-	-	-	7,914,614
Net loss for the period	-	-	-	-	-	(17,561,985)	(17,561,985)
Balance, March 31, 2024	473,413,381	94,821,679	27,004,294	-	2,737,047	(57,705,954)	66,857,066

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Condensed interim consolidated statements of cash flow
(Expressed in Canadian dollars - Unaudited)

For the Nine-Month Period Ended	March 31, 2024	March 31, 2023
	$	$
Operating activities
Net loss	(17,561,985)	(7,439,382)
Non-cash items:
Accretion interest	870,023	-
Deferred income tax expense	5,891,668	-
Depreciation and amortization	20,015	30,241
Interest on lease	12,447	20,036
Realized gain on marketable securities	(23,987)	(95,990)
Share based compensation	7,930,619	4,741,071
Flow-through share tax recovery	(2,415,671)	(376,776)
Recovery on mineral rights	(75,460)	-
Unrealized loss on marketable securities	844,597	(90,704)
Write-off of deposits	134,319	-
Changes in non-cash working capital items:
Amounts receivable	16,105	(435,264)
Prepaid expenses and deposits	(737,790)	(197,613)
Accounts payable and accrued liabilities	(61,055)	25,743
Cash flows used in operating activities	(5,156,155)	(3,818,638)

Investing activities
Exploration and evaluation assets additions, net of recoveries	(23,885,470)	(12,135,092)
Property option recovery	250,000	100,000
Purchase of short-term investments	(215,553)	-
Cash payment in lieu of required expenditures	2,000,000	-
Proceed from sale of shares	341,452	1,015,127
Cash flows used in investing activities	(21,509,571)	(11,019,965)

Financing activities
Private placement proceeds	20,000,000	5,142,857
Flow-through share premium received in cash	-	2,857,143
Finders’ fees and share issuance costs	(1,164,830)	(621,099)
Warrants exercised	9,207,616	4,394,658
Options exercised	1,299,206	413,696
Convertible debt gross proceeds	15,000,000	-
Transaction costs	(593,500)	-
Interest paid	(609,000)	-
Lease payments	(29,473)	(29,474)
Cash flows provided by financing activities	43,110,019	12,157,781

Net change in cash and cash equivalents in the period	16,444,293	(2,680,822)
Cash and cash equivalents, beginning of the year	17,723,499	12,618,100
Cash and cash equivalents, end of the period	34,167,792	9,937,278

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

1.	Nature of operations

F3 Uranium Corp. (the “Company”) (formerly Fission 3.0 Corp.) was incorporated on September 23, 2013 under the laws of the Canada Business Corporations Act in connection with a court approved plan of arrangement to reorganize Fission Uranium Corp. (“Fission Uranium”) which was completed on December 6, 2013 (the “Fission Uranium Arrangement”). The Company’s principal business activity is the acquisition and exploration of mineral properties. To date, the Company has not generated revenues from operations and is considered to be in the exploration stage. The Company’s head office is located at 750 – 1620 Dickson Ave., Kelowna, BC, V1Y 9Y2 and is listed on the TSX Venture Exchange under the symbol FUU, and on the Frankfurt Stock Exchange under the symbol 2F3.

The Company changed its name from Fission 3.0 Corp. to F3 Uranium Corp. on January 30, 2023.

On January 16, 2024, the Company announced that it has initiated steps to spin out (the “Spin-Out”) 17 of the Company’s prospective uranium exploration projects in the Athabasca Basin including the Murphy Lake, Cree Bay, Hearty Bay, Clearwater West, Wales Lake, Todd, Smart Lake, Lazy Edward Bay, Grey Island, Seahorse Lake, Bird Lake, Beaver River, Bell Lake, Flowerdew Lake, James Creek, Henderson Lake and Wales Lake East and West properties (collectively, the “Properties”) into a newly incorporated wholly-owned subsidiary to be named F4 Uranium Corp. (“F4”). The Patterson Lake North Property along with the Broach and Minto Properties (collectively, the “PLN Project”), will remain with F3. It is expected that the Spin-Out will be effected by way of a plan of arrangement (the “Arrangement”), under the Canada Business Corporations Act.

The Company has not yet determined whether its exploration and evaluation assets contain ore reserves that are economically recoverable. The recoverability of the amounts shown for the exploration and evaluation assets, including the acquisition costs, is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, and upon future profitable production.

Over the past year, global stock markets have experienced volatility and a significant weakening in the aftermath of COVID-19. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. Volatility in financial markets may have a significant impact on the Company’s financial position. The duration and impact of the higher inflationary environment, as well as the effectiveness of government and central bank responses, remains unclear at this time.

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon its ability to fund its operations through equity financing, joint ventures, option agreements or other means. As at March 31, 2024 the Company had cash and cash equivalents of $34,167,792 (June 30, 2023 - $17,723,499) and a working capital balance of $32,102,384 (June 30, 2023 - $16,277,693). The Company believes it has sufficient resources to continue operations for the next twelve months.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

2.	Basis of presentation

(a)	Statement of compliance

These condensed interim consolidated financial statements are unaudited and have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting (“IAS 34”) and do not contain all the information required for annual financial statements. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2023 prepared in accordance with IFRS. These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 30, 2024.

(b)	Basis of preparation

These condensed interim consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Basis of consolidation

The condensed interim consolidated financial statements of the Company include F4 Uranium Corp., a wholly-owned subsidiary incorporated in British Columbia on February 9, 2024, and Fission Energy Peru S.A.C., which is 100% owned, has been inactive since 2020 and has no assets or liabilities. The Company consolidates subsidiaries when it is exposed, or has rights, to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the subsidiaries. All intercompany balances eliminated on consolidation.

3.	Material accounting policies

(a)	Financial instruments Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company classifies its financial instruments as follows:

Financial Instrument	Classification
Cash and cash equivalents	FVTPL
Marketable securities	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Convertible debt	Amortized cost
Lease liability	Amortized cost

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

3.	Material accounting policies (continued)

(a)	Financial instruments (continued)

Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss in the period in which they arise.

Selected investments in equity instruments at FVTOCI are initially recorded at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition of financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the statements of loss.

(b)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and redeemable term deposits that are readily convertible to cash. The Company’s cash and cash equivalents are invested with major financial institutions and are not invested in any asset backed deposits/investments.

(c)	Foreign currency translation

These condensed interim consolidated financial statements are presented in Canadian dollars. The financial statements for the Company’s subsidiary are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”). Each subsidiary determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

3.	Material accounting policies (continued)

(c)	Foreign currency translation (continued)

The functional currency of the Company, and the Company’s subsidiary are as follows:

-	F3 Uranium Corp. – Canadian Dollar

-	F4 Uranium Corp – Canadian Dollar (inactive and no assets)

-	Fission Energy Peru S.A.C. – Peruvian New Sol (inactive and no assets)

Transactions and balances

Foreign currency transactions are translated into the Company’s functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at exchange rates prevailing at the reporting date are recognized in profit or loss. Non-monetary assets and liabilities are translated at their historical costs.

Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

Foreign operations

The assets and liabilities of foreign operations are translated into Canadian dollars at the rate of exchange prevailing at the reporting date and income and expenses are translated at exchange rates prevailing at the date of transactions. The exchange differences arising on the translation are recognized in other comprehensive income/(loss). On disposal of a foreign operation, the component of other comprehensive income/(loss) relating to that particular foreign operation is recognized in profit or loss.

(d)	Convertible debt

Under the Company’s convertible debentures policy, the host debt liability, equity conversion feature and other (when applicable) components of convertible debentures are presented separately on the statement of financial position, at initial recognition. The Company determines the carrying amount of the financial liability by discounting the stream of future payments at the prevailing market rate for a similar liability of comparable credit status and providing substantially the same cash flows.

The liability component is then increased by accretion of the discounted amounts to reach the face value of the convertible debentures at maturity which is recorded in the statement of loss and comprehensive loss as accretion expense.

The carrying amount of other components (when applicable), such as warrants, is determined using the Black-Scholes Model. The carrying amount of the equity component is calculated by deducting the carrying amount of the financial liability and the carrying amounts of any other components (when applicable) from the amount of the convertible debentures, and is presented in equity as an equity component of convertible debentures.

The transaction costs are allocated between the liability and equity components, on a pro-rata basis according to their carrying amounts.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

3.	Material accounting policies (continued)

(e)	Exploration and evaluation assets

The Company records exploration and evaluation assets which consist of the costs of acquiring licenses for the right to explore and costs associated with exploration and evaluation activity, at cost. All direct and indirect costs related to the acquisition, exploration and development of exploration and evaluation assets are capitalized by property.

The exploration and evaluation assets are capitalized until the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable. Exploration and evaluation assets are then assessed for impairment and reclassified to mining property and development assets within property and equipment. If an exploration and evaluation property interest is abandoned, both the acquisition costs and the exploration and evaluation costs will be written off to operations in the period of abandonment.

On an ongoing basis, exploration and evaluation assets are reviewed on a property-by-property basis to consider if there are any indicators of impairment, including the following:

i.	Whether the exploration on the property has significantly changed, such that previously identified resource targets are no longer being pursued;

ii.	Whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future; and

iii.	Whether remaining claim tenure terms are sufficient to conduct necessary studies or exploration work.

If any indication of impairment exists, an estimate of the exploration and evaluation asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs of disposal for the exploration and evaluation property interest and their value in use. The fair value less costs of disposal and the value in use are determined for an individual exploration and evaluation property interest, unless the exploration and evaluation property interest does not generate cash inflows that are largely independent of other exploration and evaluation property interests. If this is the case, the exploration and evaluation property interests are grouped together into cash generating units (“CGUs”) for impairment purposes.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate and its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior periods. A reversal of an impairment loss is recognized in profit or loss in the period in which that determination was made.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

3.	Material accounting policies (continued)

(f)	Agents warrants

Warrants issued to agents in connection with a financing are recorded at fair value using the Black-Scholes Option Pricing Model and charged to share issue costs associated with the offering with an offsetting credit to reserves in shareholders’ equity.

(g)	Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors under Canadian income tax legislation. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the difference between the current market price of the Company’s common shares and the issue price of the flow through share and ii) share capital. Upon eligible exploration expenditures being incurred, the Company recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares must be expended on Canadian resource property exploration within a period of two years. Failure to expend such funds after the end of the first year as required under the Canadian income tax legislation will result in a Part XII.6 tax to the Company on flow-through proceeds renounced under the “Look-back” Rule. When applicable, this tax is accrued as flow-through share tax expense until paid.

(h)	Share capital

Share capital includes cash consideration received for share issuances, net of commissions and share issue costs. Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the Exchange on the date of the agreement.

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a prorated basis on relative fair values as follows: the fair value of common shares is based on the market close on the date the units are issued; and the fair value of the common share purchase warrants is determined using the Black-Scholes Option Pricing Model.

(i)	Share-based payments

The Company’s share-based compensation plans for employees, Directors, Officers, employees and consultants consist of stock options and restricted share units (“RSUs”).

The Company has a stock option plan whereby it is authorized to grant stock options to directors, officers, employees and consultants. Directors, officers, employees and consultants are classified as employees who render personal services to the entity and either i) are regarded as employees for legal or tax purposes, ii) work for an entity under its direction in the same way as directors, officers, employees and consultants who are regarded as employees for legal or tax purposes, or iii) the services rendered are similar to those rendered by employees.

The fair value of equity settled stock options issued to employees is measured on the grant date, using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility of the expected market price of the Company’s common shares and an expected life of the options. The fair value less estimated forfeitures is charged over the vesting period of the related options to profit or loss unless it meets the criteria for capitalisation to the exploration and evaluation assets with a corresponding credit to other capital reserves in equity. Stock options granted with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

3.	Material accounting policies (continued)

(i)	Share-based payments (continued)

The share-based awards issued to non-employees are generally measured on the fair value of goods or services received unless that fair value cannot be reliably measured. This fair value shall be measured at the date the entity obtains the goods or the counterparty renders service. If the fair value of goods or services received cannot be reliably measured, the fair value of the share-based payments to non-employees are periodically re-measured using the Black-Scholes Option Pricing Model until the counterparty performance is complete.

When the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from other capital reserves to share capital. The estimated forfeitures are based on historical experience and reviewed on a quarterly basis to determine the appropriate forfeiture rate based on past, present and expected forfeitures.

RSUs are measured at their fair value on the date of grant based on the closing price of the Company’s shares on the date of the grant and are recognized as share-based compensation expense over the vesting period, with a corresponding credit to reserve for share-based payments.

(j)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the end of each reporting period, and includes any adjustments to tax payable or receivable in respect of previous years.

Deferred income taxes are recorded using the liability method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they are realized or settled, based on the laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future tax profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(k)	Loss per share

The Company presents basic and diluted loss per share for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the gain or loss attributable to common shareholders when the effect is anti-dilutive.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

3.	Material accounting policies (continued)

(l)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant control over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources, services or obligations between related parties.

(m)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and it has the right to direct the use of the asset.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. The right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. Lease payments included in the measurement of the lease liability comprise fixed payments, variable lease payments, and amounts expected to be payable at the end of the lease term.

The Company does not recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term. Refer to Note 6.

4.	Key estimates and judgements

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Judgements

●	the recoverability of mineral properties and exploration and evaluation expenditures incurred on its projects; the Company capitalizes acquisition, exploration and evaluation expenditures on its statement of financial position, and evaluates these amounts at least annually for indicators of impairment;

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

4.	Key estimates and judgements (continued)

Judgements (continued)

●	the functional currency and reporting currency of the parent company, F3 Uranium Corp. and F4 Uranium Corp., is the Canadian Dollar. The functional currency Fission Energy Peru S.A.C. is the Peruvian Sol. The functional currency determination was conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates. The determination of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency if there are changes in events and conditions of the factors used in the determination of the primary economic environment; and

●	the Company determines the flow-through share premium by allocating the total funds received between common share and flow-through premium liability by first assessing the fair value of the common shares issued, based on market price at issuance, with any excess considered being allocated to warrants (if any) and the flow-through premium.

Estimates

●	the discount rate used to present value the lease liability related to the office rent and the discount rate used to present value convertible debt was estimated to be 18% which was based off of the Company’s interest rate on their corporate credit cards, as the Company does not have any other interest bearing debt;

●	the inputs in accounting for share-based payment transactions in the statement of loss and comprehensive loss (using the Black-Scholes Option Pricing Model) including volatility, probable life of options granted, time of exercise of the options and forfeiture rate; and

●	the determination and recognition of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

5.	New accounting pronouncements

Certain pronouncements have been issued by the IASB that are effective for accounting periods beginning on or after January 1, 2023. With the exception of changing the Company’s accounting policies from “significant” to “material”, the Company has reviewed all other updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within the material accounting policy information.

IAS 1 – Presentation of Financial Statements (“IAS 1”), has been amended to clarify how to classify debt and other liabilities as either current or non-current. The amendment to IAS 1 is effective for the years beginning on or after January 1, 2023, with early application permitted. The Company has adopted this amendment effective July 1, 2023, resulting in no impact to the condensed interim consolidated financial statements.

6.	Right-of-use asset and lease liability

On September 17, 2021, the Company entered a five-year office lease with an arm’s length landlord commencing November 1, 2021. For the first 36 months, the Company will pay $3,275 per month and for the remainder of the term the monthly payments will be $3,488. The Company has recognized a right-of-use (“ROU”) asset in respect to this lease, which is included in right-of-use asset on the statement of financial position.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

6.	Right-of-use asset and lease liability (continued)

Below is a summary of the activities related to right-of-use office lease asset for the indicated periods:

Cost	Right-of-use asset
$
As at June 30, 2022	-
Additions	133,434
As at June 30, 2023 and March 31, 2024	133,434

Accumulated depreciation
Balance at June 30, 2022	17,791
Depreciation	26,687
As at June 30, 2023	44,478
Depreciation	20,015
As at March 31, 2024	64,493

Net Book Value
As at June 30, 2023	88,956
As at March 31, 2024	68,941

The Company has also recognized a lease liability for this lease, which was initially measured at the present value of the future lease payments, discounted using the Company’s incremental borrowing rate of 18%.

Below is a summary of the activities related to lease liabilities for the following periods:

Lease liability
$
Balance, June 30, 2022	122,282
Interest	19,869
Lease payments	(39,299)
Balance, June 30, 2023	102,852
Interest	12,447
Lease payments	(29,473)
Balance, March 31, 2024	85,826

Current portion of lease liability	27,674
Non-current lease liability	58,152
Balance, March 31, 2024	85,826

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

7.	Marketable securities and investments

The Company’s marketable securities consist of investments in public company shares. A breakdown of the shares held was as follows:

Traction Uranium Corp.

	Number of Shares	Fair Value
Balance, June 30, 2022	6,046,952	$2,297,842
Sale of shares	(2,418,781)	(919,137)
Loss on change in fair value	-	(108,845)
Balance, June 30, 2023	3,628,171	1,269,860
Sale of shares	(907,043)	(317,465)
Loss on change in fair value	-	(775,522)
Balance, March 31, 2024	2,721,128	$176,873

SKRR Exploration Inc.

	Number of Shares	Fair Value
As at June 30, 2022	-	$-
Acquisition (Note 8)	1,000,000	225,000
Loss on change in fair value	-	(50,000)
As at June 30, 2023	1,000,000	175,000
Acquisition (Note 8)	605,000	78,650
Loss on change in fair value	-	(69,075)
Balance, March 31, 2024	1,605,000	$184,575

During the period ended March 31, 2024, the Company received 605,000 (December 31, 2023 – 1,000,000) shares of SKRR Exploration Inc. with a fair value of $78,650 (December 31, 2023 - $225,000) as consideration for the sale of Clearwater West mineral property rights (Note 8).

Other investment

On May 29, 2023, the Company purchased a 3.125% undivided interest in a Cessna Citation CJ2+ from AirSprint for a total consideration of $217,672 ($160,000 USD); and a further $215,553 ($160,000 USD) was paid during the period ended March 31, 2024 for an additional 3.125% undivided interest. The undivided interest can be sold to a third party purchase any time. Under the contract, the Company has the right to utilize 42.20 hours (2023 - 25 hours) of flying time on the Cessna Citation CJ2+. The Company is required to pay an annual overhead fees of $169,069 (2023 - $84,535) to cover aircraft operating costs. The Company has the opportunity to sell its interest in the aircraft, as long as AirSprint is used as the agent on the transaction. AirSprint will maintain custody and control over the aircraft for the duration of the Company’s ownership term.

The consideration paid to purchase the interest was recorded as a short-term investment.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

8.	Exploration and evaluation assets

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of title and/or ownership of claims. The agreements, claims, and concessions held at each property are as at March 31, 2024:

(a)	Clearwater West Property, Saskatchewan, Canada

The Company holds a 100% interest in 3 claims (June 30, 2023 – 3 claims) at the Clearwater West property.

On May 10, 2023, the Company entered into an option agreement with SKRR Exploration Inc. (“SKRR”) whereby SKRR has the opportunity to acquire up to a 70% interest in the Company’s Clearwater West Project.

On January 10, 2024, the Company entered into an amending agreement with SKKR to extend the time for SKRR to incur the exploration expenditures. In consideration of amending the terms, SKRR will issue to the Company 1,000,000 additional common shares, as outlined below.

Pursuant to the Clearwater West Option Agreement (the “Clearwater West Agreement”), the Company granted SKRR an option to acquire a 50% interest in the Clearwater West Project for the following consideration:

i.	Pay cash payments to the Company of $50,000 (met - $50,000 received).

ii.	The issuance of 1,000,000 commons shares of SKRR (met - received with a fair value of $225,000) (Note 7).

iii.	Incur $3,000,000 in exploration work on the Clearwater West Property (extended to on or before May 10, 2025).

iv.	Issue a further 605,000 common shares of SKRR to the Company upon the approval by the TSX Venture Exchange of the amending agreement (met – received with a fair value of $78,650) (Note 7). Additionally, SKRR is required to issue an additional 395,000 common shares on or before June 1, 2024 unless subsequent to such share issuance, the Company’s partially diluted shareholdings in SKRR would exceed 10% of the issued and outstanding shares of SKRR. In which case SKRR shall pay $39,500 in cash on or before June 5, 2024.

Upon completion of the 50% interest earn-in, SKRR and the Company will automatically enter into a joint venture and will negotiate to formalize a joint venture agreement. Pursuant to the terms of the Clearwater West Option Agreement, SKRR will have the option to increase its interest in the Clearwater West Property to 70% by making additional cash and exploration expenditures:

i.	Additional cash payments totalling $50,000 on or before December 31, 2024.

ii.	Incur an additional $3,000,000 in exploration work on the Clearwater West Property on or before the date that is three years following the date of the Clearwater West Agreement.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

8.	Exploration and evaluation assets (continued)

(a)	Clearwater West Property, Saskatchewan, Canada (continued)

The Company will retain a 2.0% NSR on the property, of which 1% may be repurchased by SKRR for $1,000,000.

During the period ended March 31, 2024, the total consideration received of $78,650 was offset against the capitalized exploration and evaluation expenditures, to reduce the balance to $nil and the remainder of $75,460 was recognized as a recovery on mineral rights in the condensed interim consolidated statement of loss and comprehensive loss.

(b)	Patterson Lake North Property, Saskatchewan, Canada

The Company holds a 100% interest in 51 claims (June 30, 2023 – 43 claims) at the Patterson Lake North property.

(c)	Wales Lake Property, Saskatchewan, Canada

The Company holds a 100% interest in 31 claims (June 30, 2023 – 31 claims) at the Wales Lake Property.

(d)	Key Lake Area, Saskatchewan, Canada

The Company holds a 100% interest in 5 properties that comprise the Key Lake Area in Saskatchewan. The number of claims held at each property is as follows:

(i)	Bird Lake Property, 1 claim (June 30, 2023 – 1 claim)

(ii)	Hobo Lake Property, nil claims (June 30, 2023– 37 claims)

(iii)	Lazy Edward Bay Property, 11 claims (June 30, 2023 – 11 claims)

(iv)	Seahorse Lake Property, 3 claims (June 30, 2023 – 3 claims)

(v)	Grey Island, 22 claims (June 30, 2023 – 11 claims)

(vi)	Henderson Lake, 1 claim (June 30, 2023 – nil claims)

(e)	Hobo Lake

On January 16, 2024, F4 Uranium Corp., wholly subsidiary of the Company and CanAlaska Uranium Ltd. (“CanAlaska”) entered into a swap agreement, where the Company transferred all rights and interests in the Hobo Lake Property to CanAlaska, and CanAlaska transferred all rights and interests in the Patterson West Property to the Company. The agreement was executed with no monetary consideration; instead, the exchange was based on equivalent values of the properties involved.

In exchange for the Hobo Lake Property, the Company received CanAlaska’s rights and title to their Patterson West claims, as well as a 2.5% net smelter royalty on the Hobo Lake Property. In exchange for the Patterson West Property, CanAlaska received the Company’s rights and title to their Hobo Lake Property claims, as well as a 2.5% net smelter royalty on the Patterson West property. The net smelter royalties had values of $nil.

The Company holds a 100% interest in 2 properties (2023 – 3 properties) that comprise the Beaverlodge/ Uranium City Area in Saskatchewan. The number of claims held at each property is as follows:

(i)	Beaver River Property, 9 claims (June 30, 2023 – 14 claims)

(ii)	Hearty Bay Property, 7 claims (June 30, 2023 – 7 claims)

(iii)	Midas, nil claim (June 30, 2023 – 1 claim)

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

8.	Exploration and evaluation assets (continued)

(f)	Northeast Athabasca Basin Area, Saskatchewan, Canada

The Company holds a 100% interest in 29 claims (June 30, 2023 – 28 claims) in other uranium properties in and around the Northeast Athabasca Basin area.

Murphy Lake (Letter of Intent)

On February 13, 2024, F4 Uranium Corp., wholly-owned subsidiary of the Company, entered into a non-binding letter of intent with Canadian GoldCamps Corp. (“Camp”), outlining the terms for Camp to earn up to a 70% interest in the Murphy Lake property in the Athabasca Basin, Saskatchewan (the “LOI”). Under the proposed terms, Camp will commit to $1,400,000 in cash payments, $18,000,000 in exploration expenditures, and the issuance of shares representing 9.9% of the issued and outstanding shares of Camp. As part of the initial terms, Camp made an initial payment of $100,000 upon signing the LOI. The completion of this transaction is contingent upon the parties entering a Definitive Agreement within 90 days.

Traction Uranium Corp. Option Agreements

On December 9, 2021, the Company entered into two Option Agreements with Traction Uranium Corp. (“Traction”) whereby Traction has the opportunity to acquire up to a 70% interest in two properties controlled by the Company: the Hearty Bay Project and the Lazy Edward Bay Project.

On February 28, 2023, the Company entered into an amending agreement with Traction to extend the time for Traction to incur the exploration expenditures.

Hearty Bay Project

Pursuant to the Hearty Bay Option Agreement (the “Hearty Bay Agreement”), the Company granted Traction an option to acquire a 50% interest in the Hearty Bay Project for the following consideration:

i.	Pay cash payments to the Company of $650,000 over a two-year period (met - $150,000 received in 2024; $200,000 received in 2023; and $300,000 received in 2022).

ii.	Issue shares to the Company equal to 7.5% of the number of issued and outstanding common shares of Traction that are outstanding as of such date, provided Traction has completed one or more equity financings for gross proceeds of $2,000,000 by such date (the Company received 3,023,476 Traction shares on December 29, 2021 with a fair value of $2,569,955) (met).

iii.	Incur $3,000,000 in exploration work on the Hearty Bay Property by December 31, 2024. On March 11, 2022, the Company received $1,000,000 in cash to be used for mineral expenditures. As at June 30, 2023, the Company had incurred the $1,000,000 in eligible expenditures. During the period ended March 31, 2024, the Company received an additional $2,000,000 in cash to be used for mineral expenditures. As at March 31, 2024, the Company incurred $479,763 in eligible expenditures and has a commitment to spend the remaining $1,520,237.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

8.	Exploration and evaluation assets (continued)

(f)	Northeast Athabasca Basin Area, Saskatchewan, Canada (continued)

To acquire the additional 20% interest in Hearty Bay Project, Traction will need to incur the following:

i.	Additional cash payments totalling $350,000 ($150,000 on or before June 6, 2025; and $200,000 on or before December 9, 2025)

ii.	Incur an additional $3,000,000 in exploration work on the Hearty Bay Property on or before December 9, 2025.

The Company will retain a 2.0% net smelter return royalty (“NSR”) on the property.

During the period ended March 31, 2024, the consideration received was offset against the capitalized exploration and evaluation expenditures, to reduce the balance to $195,790 (2023 - $nil) and the remainder of $nil (2023 - $nil) was recognized as a recovery on mineral rights in the statements of loss and comprehensive loss.

Lazy Edward Project

Pursuant to the Lazy Edward Project Option Agreement (the “Lazy Edward Agreement”) the Company granted Traction an option to acquire a 50% interest in the Lazy Edward Project for the following consideration:

i)	Pay cash payments to the Company of an aggregate of $550,000 over a two-year period (not met - $nil received in 2023; $300,000 received in 2022).

ii)	Issue shares to the Company equal to 7.5% of the number of issued and outstanding common shares of Traction that are outstanding as of such date, provided Traction has completed one or more equity financings for gross proceeds of $2,000,000 by such date (the Company received 3,023,476 Traction shares on December 29, 2021 with a fair value of $2,569,955) (met).

iii)	Incur $4,500,000 in exploration work on the Lazy Edward Property over the first two years of the contract. On May 20, 2022, the Company received $1,500,000 in cash to be used for mineral expenditures. As at June 30, 2022, the Company incurred $1,406,344 in eligible expenditures and the remaining balance of $93,656 was incurred during the year ended June 30, 2023.

The Company will retain a 2.0% NSR on the property.

During the year ended June 30, 2023, Traction terminated the Lazy Edward Agreement.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

8.	Exploration and evaluation assets (continued)

As at March 31, 2024
	Clearwater	Patterson		Beaverlodge /	North East
	West	Lake North	Key Lake	Uranium City	Athabasca
	Property	Property	Area	Area	Basin Area	Total
	$	$	$	$	$	$
Acquisition costs
Balance, beginning of period	-	52,543	53,961	38,017	15,574	160,095
Additions	-	-	-	-	-	-
Balance, end of period	-	52,543	53,961	38,017	15,574	160,095
Exploration costs
Balance, beginning of year	-	22,636,476	1,387,203	594,111	4,984,220	29,602,010

Incurred during the year
Drilling	-	21,213,575	637	-	2,684	21,216,896
Camp costs and exploration costs	-	2,001,230	-	-	-	2,001,230
Geological costs	-	(260)	-	-	-	(260)
Geophysics costs	-	1,470,202	1,105	-	15,853	1,487,160
Land retention and permitting	-	5,197	31,469	889	8,810	46,365
Reporting and survey	-	48,109	20,586	-	37,770	106,465
Community relations	-	211	-	-	-	211
Additions	-	24,738,264	53,797	889	65,117	24,858,067
Property swap	-	949,675	(949,675)	-	-	-
Recovery of costs	-	-	-	(150,000)	(100,000)	(250,000)
Balance, end of year	-	48,324,415	491,325	445,000	4,949,337	54,210,077

Total	-	48,376,958	545,286	483,017	4,964,911	54,370,172

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

8.	Exploration and evaluation assets (continued)

As at June 30, 2023
	Clearwater West	Patterson Lake North	Wales Lake	Key Lake	Beaverlodge / Uranium City	North East Athabasca
	Property	Property	Property	Area	Area	Basin Area	Total
	$	$	$	$	$	$	$
Acquisition costs
Balance, beginning of year	-	13,472	29,947	53,534	36,545	15,574	149,072
Additions	-	76	9,048	427	1,472	-	11,023
Balance, end of year	-	13,548	38,995	53,961	38,017	15,574	160,095
Exploration costs
Balance, beginning of year	93,228	9,457,727	1,208,908	955,235	698,452	1,900,769	14,314,319
Incurred during the year
Drilling	616	10,977,100	-	32,194	443,178	2,721,321	14,174,409
Camp costs and exploration costs	-	864,987	-	-	28,000	271,228	1,164,215
Geological costs	-	15,119	-	-	79,816	4,968	99,903
Geophysics costs	-	77,321	-	377,012	1,368	82,236	537,937
Land retention and permitting	487	7,926	7,152	5,240	3,695	1,383	25,883
Reporting and survey	156	17,767	-	12,893	1,567	10,668	43,051
General	-	-	2,469	4,629	-	106	7,204
Additions	1,259	11,960,220	9,621	431,968	557,624	3,091,910	16,052,602
Recovery of costs	(94,487)	-	-	-	(200,000)	-	(294,487)
Impairment of costs	-	-	-	-	(461,965)	(8,459)	(470,424)
Balance, end of year	-	21,417,947	1,218,529	1,387,203	594,111	4,984,220	29,602,010
Total	-	21,431,495	1,257,524	1,441,164	632,128	4,999,794	29,762,105

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

9.	Convertible debt

On October 18, 2023, the Company closed a $15,000,000 convertible debenture financing (the “Debentures”) with Denison Mines Corp. (“Denison”).

The Debentures carry a 9% coupon (the “Interest”), payable quarterly, have a maturity date of October 18, 2028, and are convertible at Denison’s option into common shares of the Company at a conversion price of $0.56 per share (the “Conversion Price”).

The Company, at its sole discretion, may pay up to one-third of the Interest in common shares of the Company issued at a price per common share equal to the volume-weighted average trading price of the Company’s common shares on the TSX Venture Exchange (the “TSXV”) for the 20 trading days ending on the day prior to the date on which such payment of Interest is due.

Transaction costs associated with the issuance of the Debenture totaled $749,365, which includes cash payments of $593,500 and the issuance of 380,518 common shares with a fair value of $155,865 (Note 11).

The following table summarizes the accounting for the convertible note during the period ended March 31, 2024:

	Liability Component	Equity Component
	$	$
Balance – June 30, 2023 and 2022	-	-
Initial recognition	10,501,256	2,737,047
Accretion	870,023	-
Interest	(609,000)	-
Balance – March 31, 2024	10,762,279	2,737,047

For accounting purposes, the convertible loan is separated into its liability and equity components by first valuing the liability component. The fair value of the liability component at the time of issue was calculated as the discounted cash flows of the loan assuming a 18% discount rate, which was the estimated rate for a similar loan without a conversion feature. The fair value of the equity component (conversion feature) was determined at the time of issue as the difference between the face value of the loan and the fair value of the liability component , less deferred income tax adjustments.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

10.	Flow-though share premium liability

A summary of the changes in the Company’s flow-though share premium liability is as follows:

Flow-Through Share Premium Liability	March 31, 2024	June 30, 2023
Opening balance	$2,415,671	$376,776
Flow-through share premium on issuance of flow-through common share units (Note 11)	-	5,780,547
Settlement of flow-through share premium liability on expenditures incurred	(2,415,671)	(3,741,652)
Ending balance	$-	$2,415,671

11.	Share capital and other capital reserves

The Company is authorized to issue an unlimited number of common shares, without par value. All of the Company’s issued shares are fully paid.

(a)	Share issuances

For the period ended March 31, 2024

November 27, 2023

On November 27, 2023, the Company issued 380,518 common shares valued at $155,865 as part of the financial advisory fees related to the convertible debenture agreement with Denison Mines Corp. (Note 9).

September 12, 2023

The Company closed a private placement for gross proceeds of $20,000,000 comprising 41,237,113 charity flow-through shares of the Company (each, a “Charity FT Unit”) at a price of $0.485 per share.

Each Charity FT Unit is comprised of one common share of the Company to be issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) (each, a “FT Share”) and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.485 for a two year period. The Company paid a cash fee of $1,086,250 and incurred $78,580 in expenses in connection with this private placement.

The Company also issued 2,239,690 brokers’ warrants which entitles the holder to purchase a one common share of the Company at a price of $0.485 per share at any time on or before September 12, 2025.

Gross proceeds from this private placement were allocated between shares and warrants using a pro-rata based on the fair value of shares and warrants on the date of issuance. A total of $15,793,000 was recorded in share capital in relation to the common shares and $4,207,000 was recorded in other capital reserves in relation to the warrants. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: a volatility of 106.28%; risk-free interest rate of 4.58%; expected life of 2 years; and a dividend rate of 0%. A total of $244,843 was reclassified from unit issuance costs to tother capital reserves for the proportionate share of warrants in the units issued.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

11.	Share capital and other capital reserves (continued)

(a)	Share issuances (continued)

The fair value of the brokers’ warrants was determined based on the closing trading price on September 12, 2023 and the fair value of warrants was determined using the Black-Scholes Option Pricing Model and $495,000 was recorded as share issuance costs using the following assumptions: a volatility of 106.28%; risk-free interest rate of 4.58%; expected life of 2 years; and a dividend rate of 0%.

Exercise of warrants and options

During the period ended March 31, 2024, the Company issued 41,493,674 common shares for the exercise of warrants at prices ranging from $0.13 to $0.26 per share for gross proceeds of $9,181,616. The fair value of warrants exercised, $3,329,459 was reclassified to share capital from reserves.

During the period ended March 31, 2024, the Company issued 7,830,262 common shares for the exercise of options at prices ranging from $0.12 to $0.33 per share for gross proceeds of $1,323,611. The fair value of options exercised, $977,864 was reclassified to share capital from reserves.

For the year ended June 30, 2023

May 26, 2023

On May 26, 2023, the Company closed a private placement for gross proceeds of $12,000,000 comprising:

●	4,255,319 flow-through units of the Company (each, a “FT Unit”) at a price of $0.47 per FT Unit for gross proceeds of $2,000,000 from the sale of FT Units; and

●	21,276,596 FT Units to be sold to charitable buyers (each, a “Charity FT Unit”) at a price of $0.47 for gross proceeds of $10,000,000 from the sale of Charity FT Units.

Each FT Unit is comprised of one common share of the Company to be issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) (each, a “FT Share”) and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.47 at any time on or before May 26, 2026. The Company paid cash finders’ fees of $712,500 and incurred $117,307 expenses in connection with this private placement which has been recorded as share issuance costs. The Company also issued 1,515,957 brokers’ warrants which entitles the holder to purchase one common share of the Company at a price of $0.35 at any time on or before May 26, 2025.

Gross proceeds from this private placement were allocated between shares and warrants using a pro-rata based on the fair value of shares and warrants on the date of issuance. A total of $10,187,000 was recorded in share capital in relation to the common shares and $1,813,000 was recorded in other capital reserves in relation to the warrants. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: a volatility of 109.13%; risk-free interest rate of 3.94%; expected life of 3 years; and a dividend rate of 0%. A total of $125,322 was reclassified from unit issuance costs to other capital reserves for the proportionate share of warrants in the units issued. In addition, a value of $2,923,404 was attributed to the flow-through premium liability in connection with the flow-through and charity flow-through shares (Note 10).

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

11.	Share capital and other capital reserves (continued)

(a)	Share issuances (continued)

May 26, 2023 (continued)

The fair value of the brokers’ warrants was determined based on the closing trading price on May 26, 2023 and the fair value of warrants was determined using the Black-Scholes Option Pricing Model and $245,000 was recorded as share issuance costs using the following assumptions: a volatility of 116%; risk-free interest rate of 4.20%; expected life of 2 years; and a dividend rate of 0%.

December 21, 2022

The Company closed a private placement for gross proceeds of $8,000,000, comprising 19,047,619 flow-through shares of the Company at a price of $0.42 per share.

The Company paid a cash finders’ fee of $450,000 and incurred $171,099 in expenses in connection with this private placement which has been recorded as share issuance costs. The Company also issued 1,071,427 brokers’ warrants which entitles the holder to purchase a one common share of the Company at a price of $0.42 per share at any time on or before December 21, 2024. The fair value of the brokers’ warrants was determined based on the closing trading price on December 21, 2022 and the fair value of warrants was determined using the Black-Scholes Option Pricing Model and $137,000 was recorded as share issuance cost using the following assumptions: a volatility of 110.80%; risk-free interest rate of 3.65%; expected life of 2 years; and a dividend rate of 0%.

In addition, a value of $2,857,143 was attributed to the flow-through premium liability in connection with the flow-through shares.

Exercise of warrants and options

During the year ended June 30, 2023, the Company issued 30,272,545 common shares for the exercise of warrants at prices ranging from $0.06 to $0.26 per share for gross proceeds of $5,636,044. The fair value of warrants exercised, $1,837,470 was reclassified to share capital from reserves.

During the year ended June 30, 2023, the Company issued 5,439,977 common shares for the exercise of options at prices ranging from $0.12 to $0.20 per share for gross proceeds of $787,963. The fair value of options exercised, $594,757 was reclassified to share capital from reserves.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

11.	Share capital and other capital reserves (continued)

(a)	Share issuances (continued)

Exercise of warrants and options

During the period ended March 31, 2023, the Company issued 23,518,909 common shares for the exercise of warrants at prices ranging from $0.06 to $0.26 per share for gross proceeds of $4,394,658. The fair value of warrants exercised, $1,441,772 was reclassified to share capital from reserves.

During the period ended March 31, 2023, the Company issued 2,824,977 common shares for the exercise of options at prices ranging from $0.12 to $0.20 per share for gross proceeds of $413,696. The fair value of options exercised, $278,723 was reclassified to share capital from reserves.

(b)	Stock options and warrants

The Company has a stock option plan which allows the Board of Directors to grant stock options to employees, directors, officers, and consultants. The exercise price is determined by the Board of Directors provided the minimum exercise price is set at the Company’s closing share price on the day before the grant date. The options can be granted for a maximum term of five years and vesting terms are determined by the Board of Directors at the date of grant. The common shares reserved for issuance cannot exceed 10% of the issued and outstanding common shares of the Company.

Stock option and warrant transactions are summarized as follows:

	Stock options		Warrants
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	outstanding	price	outstanding	price
		$		$
Balance, June 30, 2022	23,815,833	0.15	73,758,788	0.21

Granted	12,400,000	0.28	15,353,342	0.45
Expired	-	-	(657,500)	0.12
Exercised	(5,439,977)	0.14	(30,272,545)	0.19
Forfeited	(880,000)	0.16	-	-
Balance, June 30, 2023	29,895,856	0.21	58,182,085	0.28
Granted	22,765,000	0.43	22,858,246	0.49
Expired	(1,170,333)	0.12	(1,335,069)	0.26
Exercised	(7,830,262)	0.17	(41,493,674)	0.22
Balance, March 31, 2024	43,660,261	0.33	38,211,588	0.47

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

11.	Share capital and other capital reserves (continued)

(b)	Stock options and warrants (continued)

As at March 31, 2024, stock options and warrants were outstanding as follows:

Stock Options
Number outstanding	Exercise price	Number of vested options	Expiry date
	$
600,000	0.19	600,000	October 18, 2024
4,050,500	0.12	4,050,500	September 2, 2026
4,200,000	0.16	4,200,000	October 12, 2026
600,000	0.19	600,000	October 18, 2026
3,638,159	0.20	3,638,159	March 8, 2027
7,806,602	0.33	3,806,602	April 6, 2028
12,765,000	0.41	4,255,000	December 15, 2028
10,000,000	0.45	3,333,333	January 12, 2029
43,660,261		24,483,594

The weighted average remaining life of the stock options is 3.95 years.

Warrants
Number outstanding	Exercise price	Number of vested warrants	Expiry date
	$
1,071,427	0.42	1,071,427	December 21, 2024
1,515,957	0.35	1,515,957	May 26, 2025
20,618,556	0.485	20,618,556	September 12, 2025
2,239,690	0.485	2,239,690	September 12, 2025
12,765,958	0.47	12,765,958	May 26, 2026
38,211,588		38,211,588

The weighted average remaining life of the warrants is 1.65 years.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

11.	Share capital and other capital reserves (continued)

(c)	Share-based compensation

All options are recorded at fair value using the Black-Scholes option pricing model. During the period ended March 31, 2024, the Company granted 22,765,000 stock options (March 31, 2023 – 4,400,000 stock options). Pursuant to the vesting schedule of options granted, during the period ended March 31, 2024 share-based compensation of $4,894,791 (March 31, 2023 – $924,772) was recognized in the condensed interim consolidated statement of loss and comprehensive loss. The weighted average assumptions used in the Black-Scholes Option Pricing Model were as follows:

	March 31, 2024	June 30, 2023
Discount rate	3.57%	2.44%
Expected life	5	5
Expected volatility	102.10%	111.41%
FV granted price	$0.34	$0.23

(d)	Restricted stock units

The Company has adopted a restricted share unit plan (the “RSU Plan”), which provides that the Board of Directors of the Company may, from time to time, grant to directors, officers, employees and consultants of the Company, non-transferable RSUs. The expiry date for each restricted share unit shall be set by the Board of Directors at the time of issue. A vesting schedule may be imposed at the discretion of the Board of Directors at the time of issue. The number of shares that may be reserved for issuance shall not exceed 41,103,400 shares of the Company unless approved by disinterested shareholders of the Company at a duly held meeting but shall not exceed 10% of the issued and outstanding shares of the Company.

On December 12, 2022, the Company granted 30,127,618 RSUs to directors, officers, consultants and employees of the Company. Each RSU entitles the holder to receive one common share of the Company upon the vesting of such RSU. The RSUs will vest in three one-third tranches on January 1, 2023, January 1, 2024 and January 1, 2025. The fair value of these RSUs was determined to be $7,983,819 by reference to the fair value of the Company’s common shares on the date of grant and will be recognized as an expense over the vesting period.

On December 12, 2022, the Company granted 65,000 RSUs to a consultant of the Company. Each RSU entitles the holder to receive one common share of the Company upon the vesting of such RSU. The RSUs will vest in two one-half tranches on January 1, 2023 and May 1 2023. The fair value of these RSUs was determined to be $17,225 by reference to the fair value of the Company’s common shares on the date of grant and will be recognized as an expense over the vesting period.

On January 23, 2023, the Company granted 150,000 RSUs to an advisor of the Company. Each RSU entitles the holder to receive one common share of the Company upon the vesting of such RSU. The RSUs will vest in three one-third tranches on July 1, 2023, July 1, 2024 and July 1, 2025. The fair value of these RSUs was determined to be $48,750 by reference to the fair value of the Company’s common shares on the date of grant and will be recognized as an expense over the vesting period.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

11.	Share capital and other capital reserves (continued)

(d)	Restricted stock units (continued)

On July 24, 2023, the Company granted 1,000,000 RSU to a key employee. Each RSU entitles the holder to receive one common share of the Company upon the vesting of such RSU. The RSUs will vest in three one-third tranches on July 27, 2024, January 27, 2025 and July 27, 2026. The fair value of these RSUs was determined to be $365,000 by reference to the fair value of the Company’s common shares on the date of grant and will be recognized as an expense over the vesting period.

On December 15, 2023, the Company granted 12,590,000 RSU to officers, directors, employees and consultants. Each RSU entitles the holder to receive one common share of the Company upon the vesting of such RSU. The RSUs will vest in three one-third tranches on December 15, 2024, December 15, 2025 and December 15, 2026. The fair value of these RSUs was determined to be $5,665,500 by reference to the fair value of the Company’s common shares on the date of grant and will be recognized as an expense over the vesting period.

Pursuant to the vesting schedule of RSUs granted during the period ended March 31, 2024 share-based compensation of $3,019,823 (March 31, 2023 - $3,816,299) was recognized in the condensed interim consolidated statement of loss and comprehensive loss.

The continuity of RSUs are summarized below:

Number of RSUs
Balance as at June 30, 2022	-
RSUs granted	30,342,618
Converted to shares	(4,465,833)
Cancelled	(1,633,334)
Balance as at June 30, 2023	24,243,451
RSUs granted	13,590,000
Converted to shares	(1,187,741)
Cancelled	(2,333,333)
Balance as at March 31, 2024	34,312,377

As at March 31, 2024, there were 12,561,745 (June 30, 2023 – 5,541,706) RSUs vested and pending issuance. During the period ended March 31, 2024, 1,187,741 (December 31, 2023 – 3,299,166) common shares were issued for the conversion of RSUs and $317,751 (December 31, 2023 - $874,249) was transferred from reserves to share capital.

12.	Supplemental disclosure with respect to cash flows

	March 31, 2024	June 30, 2023
	$	$
Cash	34,098,792	17,665,999
Cash equivalents	69,000	57,500
	34,167,792	17,723,499

There were no cash payments for income taxes during the ended March 31, 2024 and 2023. During the periods ended March 31, 2024, the Company received $1,386,025 (March 31, 2023 - $278,344) in interest income.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

12.	Supplemental disclosure with respect to cash flows (continued)

Significant non-cash transactions for the period ended March 31, 2024 included:

(a)	The Company received 605,000 common shares from SKRR Exploration Inc. valued at $78,650 pursuant to the amended mineral option agreement with the Company for up to 70% interest in the Clearwater West claims.

(b)	Reallocation of $4,207,000 out of the total the proceeds received for the private placements to reserves as the value of the warrants issued in connection with the private placements.

(c)	Reallocation of $244,843 of share issuance costs to reserves in connection with the private placements.

(d)	Incurred $2,788,426 of exploration and evaluation related expenditures through accounts payable and accrued liabilities.

(e)	Reallocation of $4,307,323 of exercised warrants and options from reserves to share capital.

(f)	Reallocation of $3,749,379 from the liability component, of which $2,737,047 was allocated to the equity component of the convertible debt and $1,012,332 was allocated to deferred tax liability.

(g)	The Company issued 380,518 common shares valued at $155,865 as part of the financial advisory fees related to the convertible debenture agreement.

(h)	Reallocation of $317,751 of redeemed RSUs from reserves to share capital.

(i)	Fair value of issued brokers’ warrants of $495,000.

(j)	Mineral exploration commitment to incur $479,763 for the Hearty Bay property, respectively, pursuant to option agreement.

(k)	Exploration advances of $155,998 were recognized in exploration and evaluation assets.

Significant non-cash transactions for the period ended March 31, 2023 included:

(a)	The Company transferred $2,857,143 from share capital to flow-through share premium liability in connection with the issuance of flow-through shares.

(b)	Incurred $1,584.173 of exploration and evaluation related expenditures through accounts payable and accrued liabilities.

(c)	Reallocation of $1,720,495 of exercised warrants and options from reserves to share capital.

(d)	Reallocation of $874,279 of redeemed RSUs from reserves to share capital.

(e)	Fair value of issued brokers’ warrants of $137,000.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

13.	Related party transactions

The Company has identified the Company’s officers, directors, and senior management as its key management personnel.

	March 31,	March 31,
	2024	2023
	$	$
Compensation costs

Wages, consulting and directors fees paid or accrued to key management personnel and companies controlled by key management personnel	2,020,118	912,370
Share-based compensation pursuant to the vesting schedule of options and RSUs granted to key management personnel	5,155,148	2,973,766
	7,175,266	3,886,136

Exploration and evaluation expenditures	905,039	292,500
Total	8,080,305	4,178,636

Included in accounts payable at March 31, 2024 is $9,088 (June 30, 2023 - $59,091) for expenses due to key management personnel and companies controlled by key management personnel. Amounts were non-interest bearing, unsecured and due on demand.

These transactions were in the normal course of operations.

14.	Segmented information

The Company primarily operates in one reportable operating segment being the acquisition and exploration of mineral properties. As at March 31, 2024 and June 30, 2023, all of the Company’s assets were in Canada.

15.	Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue exploration and development of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company depends on external financing to fund its activities. The capital structure of the Company currently consists of common shares, stock options, RSUs and warrants.

Changes in the equity accounts of the Company are disclosed in the statements of changes in equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or debt or dispose of assets. The issuance of common shares or issuance of debt requires approval of the Board of Directors.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

15.	Capital management (continued)

The Company reviews its capital management approach on an on-going basis and updates it as necessary depending on various factors, including capital deployment and general industry conditions. The Company anticipates continuing to access equity markets and the use of joint ventures to fund continued exploration and development of its exploration and evaluation assets and the future growth of the business.

16.	Financial instruments and risk management

Financial instruments

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, convertible debt, and lease liability. Cash and cash equivalents and marketable securities are valued using quoted prices from an active market (Level 1). For the accounts payable and accrued liabilities, the carrying values are considered to be a reasonable approximation of fair value due to the short-term nature of these instruments.

The Company’s financial instruments are exposed to a number of financial and market risks, including credit, liquidity and foreign exchange risks. The Company does not currently have in place any active hedging or derivative trading policies to manage these risks since the Company’s management does not believe that the current size, scale and pattern of its operations warrant such hedging activities.

Risk management

(a)	Credit risk

Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company. The Company has procedures in place to minimize its exposure to credit risk. Company management evaluates credit risk on an ongoing basis including counterparty credit rating and other counterparty concentrations as measured by amount and percentage.

The primary sources of credit risk for the Company arise from cash and marketable securities.

The Company has not suffered any credit losses in the past, nor does it expect to have any credit losses in the future. As at March 31, 2024, the Company has no significant financial assets that are past due or impaired due to credit risk defaults. The Company’s maximum exposure to credit risk is limited to its cash and investment account balances.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations with respect to financial liabilities as they fall due (see Note 1). The Company’s financial liabilities are comprised of accounts payable and accrued liabilities. The Company frequently assesses its liquidity position by reviewing the timing of amounts due and the

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

16.	Financial instruments and risk management (continued)

(b)	Liquidity risk (continued)

Company’s current cash flow position to meet its obligations. The Company manages its liquidity risk by maintaining sufficient cash and cash equivalents and short-term investment balances to meet its anticipated operational needs.

The Company’s accounts payable and accrued liabilities arose as a result of exploration and development of its exploration and evaluation assets and other corporate expenses. Payment terms on these liabilities are typically 30 to 60 days from receipt of invoice and do not generally bear interest.

The following table summarizes the remaining contractual maturities of the Company’s financial liabilities.

		March 31	June 30
	Dates	2024	2023
		$	$
Accounts payable and accrued liabilities	< 6 months	2,953,858	1,715,361

Interest rate risk

1.	From time-to-time, the Company invests excess cash in guaranteed investment certificates (“GICs”) at fixed or floating rates of interest and cash equivalents are to be maintained in floating rates of interest in order to maintain liquidity, while achieving a satisfactory return. As at March 31, 2024, the Company was exposed to nominal interest rate risk. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates.

Market risk

2.	Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is exposed to other price risk on its marketable securities due to fluctuations in the current market prices and fluctuations in trading volumes of those securities. The Company’s exposure to market risk is limited to the fair value of its marketable securities.

17.	Commitments

During the period ended March 31, 2024, the Company entered into various consulting agreements with consultants and officers to provide various services. In the event of termination without cause or a change of control, the Company is committed to paying severance. This severance ranges from six months of consulting fees, with an additional one month of fees for each twelve months of service to three years of fees (the “Severance Period”). In the event there is a change in control and these individuals are terminated within the Severance Period, the Company will be liable to cover $3,116,000 in termination fees.

F3 Uranium Corp.
(formerly Fission 3.0 Corp.)
Notes to the condensed interim consolidated financial statements
For the three and nine month period ended March 31, 2024 and 2023
(Expressed in Canadian dollars)

18.	Subsequent events

Subsequent to March 31, 2024, the Company:

a)	1,062,951 RSUs were converted into common shares.

b)	1,019,234 options were exercised at prices ranging from $0.12 to $0.33 for total proceeds of $92,130.

c)	The Company closed a private placement for gross proceeds of $10,074,415, comprising 7,409,908 federal flow-through Units of the Company at a price of $0.5355 per unit, and 10,447,235 Saskatchewan flow-through units at a price $0.5845 per unit (together “FT Units”). Each FT Unit issued pursuant to the offering, comprises of one common share of the Company and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.56 at any time on or before May 30, 2026. The Company paid a cash finders’ fee of $540,343 and incurred $70,000 in expenses in connection with this private placement. In addition, the Company issued 957,589 brokers’ warrants which entitles the holder to purchase one common share of the Company at a price of $0.56 per share at any time on or before May 30, 2026.